As filed with the Securities and Exchange Commission on January 21, 2020

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

Independent Bank Group, Inc.

(Exact name of Registrant as specified in its charter)

Texas	6022	13-4219346
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

7777 Henneman Way

McKinney, Texas 75070

(972) 562-9004

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Mr. David R. Brooks

Chairman and Chief Executive Officer

Independent Bank Group, Inc.

7777 Henneman Way

McKinney, Texas 75070

Phone: (972) 562-9004

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mark Haynie, Esq. Executive Vice President and General Counsel Independent Bank Group, Inc. 7777 Henneman Way McKinney, Texas 75070 (972) 562-9004	Edward D. Herlihy, Esq. Jacob A. Kling, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000	Julie L. Anderson Chief Financial Officer and Secretary Texas Capital Bancshares, Inc. 2000 McKinney Avenue Suite 700 Dallas, Texas 75201 (214) 932-6600	H. Rodgin Cohen, Esq. Mitchell S. Eitel, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-3588

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement is declared effective and upon completion of the merger described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer”, “smaller reporting company”, and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee(5)
Common Stock, par value $0.01 per share	53,142,894(1)	N/A	$2,825,680,500(3)	$366,773.33
6.50% Non-Cumulative Perpetual Preferred Stock Series B, par value $0.01 per share	6,000,000(2)	N/A	$157,515,000(4)	$20,445.45

(1)

The number of shares of common stock, par value $0.01 per share, of Independent Bank Group, Inc. (“IBTX” and such shares, the “IBTX common stock”) being registered is based upon an estimate of (x) the maximum number of shares of common stock, par value $0.01 per share, of Texas Capital Bancshares, Inc. (“TCBI” and such shares, the “TCBI common stock”) outstanding as of January 15, 2020 or issuable or expected to be exchanged in connection with the merger of TCBI with and into IBTX, collectively equal to 51,540,000, multiplied by (y) the exchange ratio of 1.0311 shares of IBTX common stock for each share of TCBI common stock.

(2)

Represents the maximum number of shares of 6.50% Non-Cumulative Perpetual Preferred Stock Series B, par value $0.01 per share, of IBTX (“IBTX series B preferred stock”) estimated to be issued to holders of record of 6.50% Non-Cumulative Perpetual Preferred Stock, Series A, par value $0.01 per share, of TCBI (“TCBI series A preferred stock”) in the merger described herein. This number is based on the number of shares of TCBI series A preferred stock outstanding as of January 15, 2020, and the exchange of each such share for a share of IBTX series B preferred Stock, pursuant to the merger agreement.

(3)

Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act of 1933, as amended (the “Securities Act”) and calculated in accordance with Rules 457(c) and 457(f)(1) promulgated thereunder. The aggregate offering price is (x) the average of the high and low prices of TCBI common stock as reported on the Nasdaq Global Select Market on January 15, 2020 ($54.825) multiplied by (y) the maximum number of shares of TCBI common stock to be converted in the merger (51,540,000).

(4)

Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act and calculated in accordance with Rules 457(c) and 457(f)(1) promulgated thereunder. The aggregate offering price is (x) the average of the high and low prices of TCBI series A preferred stock as reported on the Nasdaq Global Select Market on January 15, 2020 ($26.2525) multiplied by (y) the maximum number of shares of TCBI series A preferred stock to be converted in the merger (6,000,000).

(5)	Calculated by multiplying the estimated aggregate offering price of securities to be registered by 0.0001298.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(a) MAY DETERMINE.

The information in this joint proxy statement/prospectus is not complete and may be changed. A registration statement relating to the securities described in this joint proxy statement/prospectus has been filed with the U.S. Securities and Exchange Commission. These securities may not be issued until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This joint proxy statement/prospectus does not constitute an offer to sell or the solicitation of offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION—DATED JANUARY 21, 2020

To the shareholders of Independent Bank Group, Inc. and Texas Capital Bancshares, Inc.

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

On behalf of the boards of directors of Independent Bank Group, Inc. (“IBTX”) and Texas Capital Bancshares, Inc. (“TCBI”), we are pleased to enclose the accompanying joint proxy statement/prospectus relating to the proposed merger of equals between IBTX and TCBI. We are requesting that you take certain actions as a holder of IBTX common stock or a holder of TCBI common stock.

The boards of directors of IBTX and TCBI have each unanimously approved an agreement to merge our two companies. Pursuant to the Agreement and Plan of Merger, dated as of December 9, 2019, by and between IBTX and TCBI (as amended from time to time, the “merger agreement”), TCBI will merge with and into IBTX (the “merger”), with IBTX as the surviving entity (the “combined company”, or “IBTX”, as the case may be) in a merger of equals.

The proposed merger will create the largest Texas-headquartered bank by Texas deposits, with a significant presence in Colorado, and will provide a strong foundation for the combined company to serve clients and communities. The combined company, as reported at September 30, 2019, would have had approximately $48 billion in assets and $39 billion in deposits, with a strong presence in five of the top ten fastest growing metropolitan statistical areas in the United States. We believe the scale resulting from the merger will position the combined company to be the premier, Texas-based super regional bank, with the ability to leverage powerful technology and compliance infrastructure and strongly aligned cultures to drive efficiencies, better manage risk and further enhance the client experience. We believe that the combined company will benefit from a shared vision and commitment to serve our customers and communities.

In the merger, holders of TCBI common stock will receive 1.0311 shares (the “exchange ratio” and such shares, the “merger consideration”) of IBTX common stock for each share of TCBI common stock they own. Holders of IBTX common stock will continue to own their existing shares of IBTX common stock. Based on the closing price of IBTX common stock on the Nasdaq Global Select Market (the “NASDAQ”) on December 6, 2019, the last trading day before public announcement of the merger, the exchange ratio represented approximately $61.10 in value for each share of TCBI common stock. Based on the closing price of IBTX common stock on the NASDAQ on [                ], 2020, the last practicable trading day before the date of the accompanying joint proxy statement/prospectus, of $[                ], the exchange ratio represented approximately $[                ] in value for each share of TCBI common stock. The value of the IBTX common stock at the time of completion of the merger could be greater than, less than or the same as the value of IBTX common stock on the date of the accompanying joint proxy statement/prospectus. We urge you to obtain current market quotations of IBTX common stock (trading symbol “IBTX”) and TCBI common stock (trading symbol “TCBI”).

In addition, each share of TCBI series A preferred stock issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive one (1) share of IBTX series B preferred stock having substantially the same terms as the TCBI series A preferred stock as described herein. The TCBI series A preferred stock is currently listed on the NASDAQ under the symbol “TCBIP”. The IBTX series B preferred stock is expected to be listed on the NASDAQ upon completion of the merger.

We expect the merger will qualify as a reorganization for federal income tax purposes. Accordingly, holders of TCBI common stock generally will not recognize any gain or loss for federal income tax purposes on the exchange of shares of TCBI common stock for IBTX common stock in the merger, except with respect to any cash received instead of fractional shares of common stock of the combined company.

Based on the current number of shares of TCBI common stock outstanding and reserved for issuance, IBTX expects to issue approximately 52.5 million shares of IBTX common stock to holders of TCBI common stock in the aggregate in the merger. Following the completion of the merger, we estimate that former holders of TCBI common stock will own approximately fifty-five percent (55%) and former holders of IBTX common stock will own approximately forty-five percent (45%) of the common stock of the combined company.

The special meeting of holders of TCBI common stock will be held on [        ] at [        ], at [        ] local time. The special meeting of holders of IBTX common stock will be held on [        ] at [        ], at [        ] local time. At our respective special meetings, in addition to other business, we will each ask our holders of common stock to approve the merger. Information about these meetings and the merger is contained in this joint proxy statement/prospectus. In particular, see “Risk Factors” beginning on page 55. We urge you to read this joint proxy statement/prospectus carefully and in its entirety.

Holders of TCBI series A preferred stock are not entitled to, and are not requested to, vote at the TCBI special meeting.

Whether or not you plan to attend your special meeting, please vote as soon as possible to make sure that your shares are represented at the meeting. If you do not vote, it will have the same effect as voting “AGAINST” the merger.

Each of our boards of directors unanimously recommends that holders of common stock vote “FOR” each of the proposals to be considered at the respective meetings. We strongly support this combination of our companies and join our boards in their recommendations.

David R. Brooks Chairman of the Board, President and Chief Executive Officer Independent Bank Group, Inc.	C. Keith Cargill President and Chief Executive Officer Texas Capital Bancshares, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the merger or determined if this document is accurate or complete. Any representation to the contrary is a criminal offense.

The securities to be issued in the merger are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either IBTX or TCBI, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The accompanying joint proxy statement/prospectus is dated [            ], 2020, and is first being mailed to holders of IBTX common stock and holders of TCBI common stock on or about [            ], 2020.

ADDITIONAL INFORMATION

The accompanying joint proxy statement/prospectus incorporates important business and financial information about IBTX and TCBI from other documents that are not included in or delivered with this joint proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in this document through the Securities and Exchange Commission website at http://www.sec.gov or by requesting them in writing, by e-mail or by telephone at the appropriate address below:

● if you are an IBTX shareholder: Independent Bank Group, Inc. 7777 Henneman Way McKinney, Texas 75070 (972) 562-9004 Attn: Paul Langdale Vice President and Investor Relations Officer	● if you are a TCBI shareholder: Texas Capital Bancshares, Inc. 2000 McKinney Avenue, Suite 700 Dallas, Texas 75201 (214) 932-6600 Attn: Julie L. Anderson Chief Financial Officer and Secretary

You will not be charged for any of these documents that you request. To obtain timely delivery of these documents, you must request them no later than five (5) business days before the date of the applicable special meeting. This means that holders of IBTX common stock requesting documents must do so by [            ], in order to receive them before the IBTX special meeting, and holders of TCBI common stock requesting documents must do so by [            ], in order to receive them before the TCBI special meeting.

No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated [            ], 2020, and you should assume that the information in this document is accurate only as of such date. You should assume that the information incorporated by reference into this document is accurate as of the date of such incorporated document. Neither the mailing of this joint proxy statement/prospectus to holders of IBTX common stock or holders of TCBI common stock nor the issuance by IBTX of shares of IBTX common stock in connection with the merger will create any implication to the contrary.

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Except where the context otherwise indicates, information contained in, or incorporated by reference into, this document regarding TCBI has been provided by TCBI and information contained in, or incorporated by reference into, this document regarding IBTX has been provided by IBTX.

See the section entitled “Where You Can Find More Information” beginning on page 201 of the accompanying joint proxy statement/prospectus for further information.

Independent Bank Group, Inc.

7777 Henneman Way

McKinney, Texas 75070

Notice of Special Meeting of Shareholders

To the Shareholders of Independent Bank Group, Inc.:

On December 9, 2019, Independent Bank Group, Inc. (“IBTX”) and Texas Capital Bancshares, Inc. (“TCBI”) entered into an Agreement and Plan of Merger (as amended from time to time, the “merger agreement”), a copy of which is attached as Annex A to the accompanying joint proxy statement/prospectus.

NOTICE IS HEREBY GIVEN that a special meeting of holders of IBTX common stock (the “IBTX special meeting”) will be held on [            ], 2020 at [            ], local time at [            ]. We are pleased to notify you of and invite you to the IBTX special meeting.

At the IBTX special meeting you will be asked to vote on the following matters:

•	Proposal to approve the merger agreement (the “IBTX merger proposal”).

•

Proposal to approve an amendment to IBTX’s certificate of formation to increase the number of authorized shares of IBTX common stock from one hundred million shares to two hundred million shares and the number of authorized shares of IBTX preferred stock from ten million shares to twenty million shares (such amendment, the “IBTX certificate amendment” and such proposal, the “IBTX authorized share count proposal”), a copy of which is attached as Annex C to the accompanying joint proxy statement/prospectus.

•

Proposal to approve, on an advisory (non-binding) basis, the merger-related named executive officer compensation that will or may be paid to IBTX’s named executive officers in connection with the merger (the “IBTX compensation proposal”).

•

Proposal to adjourn the IBTX special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, there are not sufficient votes to approve the IBTX merger proposal or the IBTX authorized share count proposal or to ensure that any supplement or amendment to the accompanying joint proxy statement/prospectus is timely provided to holders of IBTX common stock (the “IBTX adjournment proposal”).

The board of directors of IBTX has fixed the close of business on [            ], 2020 as the record date for the IBTX special meeting. Only holders of record of IBTX common stock as of the close of business on the record date for the IBTX special meeting are entitled to notice of, and to vote at, the IBTX special meeting or any adjournment or postponement thereof.

The IBTX board of directors unanimously recommends that holders of IBTX common stock vote “FOR” the IBTX merger proposal, “FOR” the IBTX authorized share count proposal, “FOR” the IBTX compensation proposal and “FOR” the IBTX adjournment proposal.

IBTX has determined that holders of IBTX common stock are not entitled to appraisal or dissenters’ rights with respect to the proposed merger under Section 10.354 of the Texas Business Organizations Code.

Your vote is important. We cannot complete the transactions contemplated by the merger agreement unless holders of IBTX common stock approve the merger agreement. The affirmative vote of the holders of at least two-thirds of the outstanding shares of IBTX common stock entitled to vote on the merger agreement is required to approve the IBTX merger proposal.

Each copy of the joint proxy statement/prospectus mailed to holders of IBTX common stock is accompanied by a form of proxy card with instructions for voting.

Whether or not you plan to attend the IBTX special meeting, we urge you to please promptly complete, sign, date and return the accompanying proxy card in the enclosed postage-paid envelope or authorize the individuals named on the accompanying proxy card to vote your shares by calling the toll-free telephone number or by using the Internet as described in the instructions included with the accompanying proxy card. If your shares are held in the name of a bank, broker, trustee (including through the Independent Bank Group 401(k) Profit Sharing Plan) or other nominee, please follow the instructions on the voting instruction card furnished by such bank, broker, trustee or other nominee.

By Order of the Board of Directors

David R. Brooks Chairman of the Board, President and Chief Executive Officer Independent Bank Group, Inc.

[            ], 2020

Texas Capital Bancshares, Inc.

2000 McKinney Avenue, Suite 700

Dallas, Texas 75201

Notice of Special Meeting of Shareholders

To the Shareholders of Texas Capital Bancshares, Inc.:

On December 9, 2019, Independent Bank Group, Inc. (“IBTX”) and Texas Capital Bancshares, Inc. (“TCBI”) entered into an Agreement and Plan of Merger (as amended from time to time, the “merger agreement”), a copy of which is attached as Annex A to the accompanying joint proxy statement/prospectus.

NOTICE IS HEREBY GIVEN that a special meeting of holders of TCBI common stock (the “TCBI special meeting”) will be held on [            ], 2020 at [            ], local time at [            ]. We are pleased to notify you of and invite you to the TCBI special meeting.

At the TCBI special meeting, holders of TCBI common stock will be asked to vote on the following matters:

•	Proposal to adopt the merger agreement (the “TCBI merger proposal”).

•

Proposal to approve, on an advisory (non-binding) basis, the merger-related named executive officer compensation that will or may be paid to TCBI’s named executive officers in connection with the merger (the “TCBI compensation proposal”).

•

Proposal to adjourn the TCBI special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, there are not sufficient votes to approve the TCBI merger proposal or to ensure that any supplement or amendment to the accompanying joint proxy statement/prospectus is timely provided to holders of TCBI common stock (the “TCBI adjournment proposal”).

The board of directors of TCBI has fixed the close of business on [            ], 2020 as the record date for the TCBI special meeting. Only holders of record of TCBI common stock as of the close of business on the record date for the TCBI special meeting are entitled to notice of, and to vote at, the TCBI special meeting or any adjournment or postponement thereof.

TCBI has determined that holders of TCBI common stock are not entitled to appraisal or dissenters’ rights with respect to the proposed merger under Section 262 of the Delaware General Corporation Law.

The TCBI board of directors unanimously recommends that holders of TCBI common stock vote “FOR” the TCBI merger proposal, “FOR” the TCBI compensation proposal and “FOR” the TCBI adjournment proposal.

Your vote is important. We cannot complete the transactions contemplated by the merger agreement unless holders of TCBI common stock adopt the merger agreement. The affirmative vote of a majority of the outstanding shares of TCBI common stock entitled to vote on the merger agreement is required to approve the TCBI merger proposal.

Each copy of the joint proxy statement/prospectus mailed to holders of TCBI common stock is accompanied by a form of proxy card with instructions for voting.

Whether or not you plan to attend the TCBI special meeting, we urge you to please promptly complete, sign, date and return the accompanying proxy card in the enclosed postage-paid envelope or authorize the individuals named on the accompanying proxy card to vote your shares by calling the toll-free telephone number or by using the Internet as described in the instructions included with the accompanying proxy card. If your shares are held in the name of a bank, broker, trustee or other nominee, please follow the instructions on the voting instruction card furnished by such bank, broker, trustee or other nominee.

By Order of the Board of Directors

C. Keith Cargill President and Chief Executive Officer Texas Capital Bancshares, Inc.

[            ], 2020

-i-

-ii-

-iii-

QUESTIONS AND ANSWERS

The following are some questions that you may have about the merger and the IBTX special meeting or the TCBI special meeting, and brief answers to those questions. We urge you to read carefully the remainder of this joint proxy statement/prospectus because the information in this section does not provide all of the information that might be important to you with respect to the merger and the IBTX special meeting or the TCBI special meeting. Additional important information is also contained in the documents incorporated by reference into this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 201.

In this joint proxy statement/prospectus, unless the context otherwise requires:

•	“IBTX” refers to Independent Bank Group, Inc.;

•	“IBTX common stock” refers to the common stock, par value $0.01 per share, of IBTX;

•	“IBTX series B preferred stock” refers to the 6.50% non-cumulative perpetual preferred stock, Series B, par value $0.01 per share, of IBTX;

•	“TCBI” refers to Texas Capital Bancshares, Inc.;

•	“TCBI common stock” refers to the common stock, par value $0.01 per share, of TCBI; and

•	“TCBI series A preferred stock” refers to the 6.50% non-cumulative perpetual preferred stock, Series A, par value $0.01 per share, of TCBI.

Q:	Why am I receiving this joint proxy statement/prospectus?

A:

You are receiving this joint proxy statement/prospectus because IBTX and TCBI have agreed to combine their companies in a merger of equals structured through the merger of TCBI with and into IBTX (the “merger”), with IBTX as the surviving entity (the “combined company”, or “IBTX”, as the case may be). A copy of the Agreement and Plan of Merger, dated as of December 9, 2019, by and between IBTX and TCBI (as amended from time to time, the “merger agreement”) is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference herein. Following the completion of the merger, Texas Capital Bank, National Association, a wholly-owned bank subsidiary of TCBI (“Texas Capital Bank”), will merge (the “bank merger”) with and into Independent Bank, a Texas state chartered bank and wholly-owned subsidiary of IBTX (“Independent Bank”), with Independent Bank as the surviving bank (the “combined bank”).

To complete the merger, among other things:

•	holders of IBTX common stock must approve the merger agreement (the “IBTX merger proposal”); and

•	holders of TCBI common stock must adopt the merger agreement (the “TCBI merger proposal”).

IBTX is holding a special meeting of holders of IBTX common stock (the “IBTX special meeting”), to obtain approval of the IBTX merger proposal. Holders of IBTX common stock will also be asked (1) to approve an amendment to IBTX’s certificate of formation to increase the number of authorized shares of IBTX common stock from one hundred million shares to two hundred million shares and the number of authorized shares of IBTX preferred stock from ten million shares to twenty million shares (such amendment, the “IBTX certificate amendment” and such proposal, the “IBTX authorized share count proposal”), (2) to approve, on an advisory (non-binding) basis, the merger-related named executive officer compensation that will or may be paid to IBTX’s named executive officers in connection with the merger (the “IBTX compensation proposal”) and (3) to approve the proposal to adjourn the IBTX special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, there are not sufficient votes at the time of the IBTX special meeting to approve the IBTX merger proposal or the IBTX authorized share count proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to holders of IBTX common stock (the “IBTX adjournment proposal”). A copy of the IBTX certificate amendment is attached as Annex C to this joint proxy statement/prospectus and is incorporated by reference herein.

Holders of IBTX common stock are not entitled to appraisal or dissenters’ rights.

TCBI is holding a special meeting of holders of TCBI common stock (the “TCBI special meeting”) to obtain approval of the TCBI merger proposal. Holders of TCBI common stock will also be asked (1) to approve, on an advisory (non-binding) basis, the merger-related named executive officer compensation that will or may be paid to TCBI’s named executive officers in connection with the merger (the “TCBI compensation proposal”) and (2) to approve the proposal to adjourn the TCBI special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, there are not sufficient votes at the time of the TCBI special meeting to approve the TCBI merger proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to holders of TCBI common stock (the “TCBI adjournment proposal”).

Holders of TCBI series A preferred stock are not entitled to, and are not requested to, vote at the TCBI special meeting. Holders of TCBI common stock and TCBI series A preferred stock are not entitled to appraisal or dissenters’ rights.

This document is also a prospectus that is being delivered to holders of TCBI common stock because, in connection with the merger, IBTX is offering shares of IBTX common stock to holders of TCBI common stock. IBTX is also issuing shares of IBTX series B preferred stock to holders of TCBI series A preferred stock. Each share of TCBI series A preferred stock will be automatically converted into the right to receive one (1) share of IBTX series B preferred stock at the effective time of the merger.

This joint proxy statement/prospectus contains important information about the merger and the other proposals being voted on at the IBTX and TCBI special meetings. You should read it carefully and in its entirety. The enclosed materials allow you to have your shares of common stock voted by proxy without attending your meeting. Your vote is important and we encourage you to submit your proxy as soon as possible.

Q:	What will happen in the merger?

A:

In the merger, TCBI will merge with and into IBTX. Each share of TCBI common stock issued and outstanding immediately prior to the effective time of the merger (the “effective time”) (other than certain shares held by IBTX or TCBI) will be converted into the right to receive 1.0311 shares (the “exchange ratio” and such shares, the “merger consideration”) of IBTX common stock. After completion of the merger, TCBI will cease to exist, will no longer be a public company, and TCBI common stock and TCBI series A preferred stock will be delisted from the Nasdaq Global Select Market (the “NASDAQ”), will be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and will cease to be publicly traded. Holders of IBTX common stock will continue to own their existing shares of IBTX common stock. See the information provided in the section entitled “The Merger Agreement—Structure of the Merger” beginning on page 149 and the merger agreement for more information about the merger.

Q:	When and where will each of the special meetings take place?

A:	The IBTX special meeting will be held at [ ], on [ ], 2020 at [ ] local time.

The TCBI special meeting will be held at [    ], on [    ], 2020 at [    ] local time.

Even if you plan to attend your respective company’s special meeting, IBTX and TCBI recommend that you vote your shares in advance as described below so that your vote will be counted if you later decide not to or become unable to attend the applicable special meeting. Shares held in “street name” may be voted in person by you only if you obtain a signed legal proxy from your bank, broker, trustee or other nominee giving you the right to vote the shares.

Q:	What matters will be considered at each of the special meetings?

A:	At the IBTX special meeting, holders of IBTX common stock will be asked to consider and vote on the following proposals:

•	IBTX Proposal 1: The IBTX merger proposal. Approval of the merger agreement;

•

IBTX Proposal 2: The IBTX authorized share count proposal. Approval of an amendment to IBTX’s certificate of formation to increase the number of authorized shares of IBTX common stock from one hundred million shares to two hundred million shares and the number of authorized shares of IBTX preferred stock from ten million shares to twenty million shares;

•

IBTX Proposal 3: The IBTX compensation proposal. Approval of, on an advisory (non-binding) basis, the merger-related named executive officer compensation that will or may be paid to IBTX’s named executive officers in connection with the merger; and

•

IBTX Proposal 4: The IBTX adjournment proposal. Approval of the adjournment of the IBTX special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, there are not sufficient votes at the time of the IBTX special meeting to approve the IBTX merger proposal or the IBTX authorized share count proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to holders of IBTX common stock.

At the TCBI special meeting, holders of TCBI common stock will be asked to consider and vote on the following proposals:

•	TCBI Proposal 1: The TCBI merger proposal. Adoption of the merger agreement;

•

TCBI Proposal 2: The TCBI compensation proposal. Approval of, on an advisory (non-binding) basis, the merger-related named executive officer compensation that will or may be paid to TCBI’s named executive officers in connection with the merger; and

•

TCBI Proposal 3: The TCBI adjournment proposal. Approval of the adjournment of the TCBI special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, there are not sufficient votes at the time of the TCBI special meeting to approve the TCBI merger proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to holders of TCBI common stock.

In order to complete the merger, among other things, holders of IBTX common stock must approve the IBTX merger proposal and holders of TCBI common stock must approve the TCBI merger proposal. None of the approvals of the IBTX authorized share count proposal, the IBTX compensation proposal, the IBTX adjournment proposal, the TCBI compensation proposal or the TCBI adjournment proposal are conditions to the obligations of IBTX or TCBI to complete the merger.

Q:	What will holders of TCBI common stock receive in the merger?

A:

In the merger, holders of TCBI common stock will receive 1.0311 shares of IBTX common stock for each share of TCBI common stock held immediately prior to the completion of the merger (other than certain shares held by IBTX or TCBI). IBTX will not issue any fractional shares of IBTX common stock in the merger. Holders of TCBI common stock who would otherwise be entitled to a fractional share of IBTX common stock in the merger will instead receive an amount in cash (rounded to the nearest cent) determined by multiplying the average of the closing-sale prices per share of IBTX common stock on the NASDAQ for the consecutive period of five (5) full trading days immediately preceding (but not including) the day on which the merger is completed (the “IBTX closing share value”) by the fraction of a share (rounded to the nearest thousandth when expressed in decimal) of IBTX common stock that such shareholder would otherwise be entitled to receive.

Q:	What will holders of TCBI series A preferred stock receive in the merger?

A:

In the merger, each share of TCBI series A preferred stock issued and outstanding immediately prior to the effective time will be converted into the right to receive one (1) share of IBTX series B preferred stock. The TCBI series A preferred stock is currently listed on the NASDAQ under the symbol “TCBIP”. The IBTX series B preferred stock is expected to be listed on the NASDAQ upon completion of the merger.

Q:	What will holders of IBTX common stock receive in the merger?

A:

In the merger, holders of IBTX common stock will not receive any consideration, and their shares of IBTX common stock will remain outstanding and will constitute shares of the combined company. Following the merger, shares of IBTX common stock will continue to be listed on the NASDAQ.

Q:	Will the value of the merger consideration change between the date of this joint proxy statement/prospectus and the time the merger is completed?

A:

Yes. Although the number of shares of IBTX common stock that holders of TCBI common stock will receive is fixed, the value of the merger consideration will fluctuate between the date of this joint proxy statement/prospectus and the completion of the merger based upon the market value for IBTX common stock. Any fluctuation in the market price of IBTX common stock after the date of this joint proxy statement/prospectus will change the value of the shares of IBTX common stock that holders of TCBI common stock will receive. Neither IBTX nor TCBI is permitted to terminate the merger agreement as a result, in and of itself, of any increase or decrease in the market price of IBTX common stock or TCBI common stock.

Q:	How will the merger affect TCBI equity awards?

A:	At the effective time:

•

each outstanding and unexercised stock appreciation right to purchase TCBI common stock under TCBI’s equity compensation plans (each, a “TCBI stock appreciation right”) will, automatically and without any required action on the part of the holder thereof, be cancelled and converted into the right to receive the merger consideration in respect of each “net share” covered by such TCBI stock appreciation right, where “net share” means the quotient obtained by dividing (a) the product of (1) the excess, if any, of the “per share cash equivalent consideration” (defined below) over the per share exercise price applicable to the TCBI stock appreciation right, multiplied by (2) the number of shares subject to the TCBI stock appreciation right immediately prior to the effective time, by (b) the per share cash equivalent consideration, less applicable tax withholding. As used in this joint proxy statement/prospectus, the “per share cash equivalent consideration” means the product (rounded to the nearest cent) obtained by multiplying (i) the exchange ratio by (ii) the IBTX closing share value;

•

except as otherwise agreed by IBTX and TCBI, each outstanding award in respect of a share of TCBI common stock subject to vesting, repurchase or other lapse restriction granted to a non-employee director of the board of directors of TCBI in respect of such service (each, a “TCBI restricted stock award”) will, automatically and without any required action on the part of the holder thereof, immediately and fully vest and be converted into the right to receive the merger consideration, less applicable tax withholding;

•

except as otherwise agreed by IBTX and TCBI, each outstanding restricted stock unit award in respect of shares of TCBI common stock (each, a “TCBI RSU”) will, automatically and without any required action on the part of the holder thereof, immediately and fully vest and be converted into the right to receive the merger consideration in respect of the number of shares of TCBI common stock subject to such TCBI RSU immediately prior to the effective time, less applicable tax withholding, provided that any cash-settled TCBI RSU shall be converted into the right to receive an amount in cash equal to the per share cash equivalent consideration in respect of the number of shares of TCBI common stock subject to such TCBI RSU immediately prior to the effective time, less applicable tax withholding; and

•

except as otherwise agreed by IBTX and TCBI, each outstanding performance stock unit award in respect of shares of TCBI common stock (each, a “TCBI PSU”) will, automatically and without any required action on the part of the holder thereof, immediately vest and be converted into the right to receive the merger consideration in respect of the number of shares of TCBI common stock subject to such TCBI PSU immediately prior to the effective time determined based on the greater of (i) the level of actual performance achieved prior to the effective time as reasonably determined by the human resources committee of the board of directors of TCBI using the information available through the latest practicable date prior to the effective time and otherwise consistent with past practice, and (ii) target level performance, less applicable tax withholding, provided that any cash-settled TCBI PSU shall be converted into the right to receive an amount in cash equal to the per share cash equivalent consideration in respect of the number of shares of TCBI common stock subject to such TCBI PSU immediately prior to the effective time (based on the level of achievement of the applicable performance goals set forth above), less applicable tax withholding.

The consideration in respect of each TCBI equity award set forth above will be delivered as soon as reasonably practicable following the closing date of the merger and in no event later than ten (10) business days following the closing date of the merger, provided that, with respect to any TCBI RSU or TCBI PSU that constitutes “deferred compensation” subject to Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), settlement of such award shall be made on the earliest permissible date that such delivery would not trigger a tax or penalty under Section 409A of the Code.

Q:	How will the merger affect TCBI’s employee stock purchase plan?

A:

The TCBI board of directors (or appropriate committee thereof) will take all necessary actions to ensure that (i) the “offering period” in effect as of the date of the merger agreement under the TCBI 2006 Employee Stock Purchase Plan (the “TCBI ESPP”) will be the last purchase period under the TCBI ESPP, (ii) no new purchase period will commence after the date of the merger agreement and prior to the effective time, (iii) participation in the TCBI ESPP will be limited to those employees who were participants on the date of the merger agreement, (iv) current participants may not increase their payroll deduction election or purchase elections from those in effect on the date of the merger agreement, and (v) effective as of the effective time, the TCBI ESPP will terminate.

Q:	What if I own TCBI series A preferred stock?

A:

If you are a holder of TCBI series A preferred stock, no action is required of you. You are not entitled to, and are not requested to, vote on the TCBI merger proposal, the TCBI compensation proposal or the TCBI adjournment proposal or to exercise appraisal or dissenters’ rights.

In the merger, each share of TCBI series A preferred stock issued and outstanding immediately prior to the effective time will be converted at the effective time into the right to receive one (1) share of IBTX series B preferred stock having substantially the same terms as the TCBI series A preferred stock (taking into account that TCBI will not be the surviving entity in the merger and any adjustment to the right of optional redemption by IBTX that is reasonably necessary to obtain Tier 1 Capital treatment from the Federal

Reserve Board for such preferred stock). For more information, see the sections entitled “Treatment of TCBI Series A Preferred Stock” and “Description of IBTX Series B Preferred Stock” beginning on pages 147 and 174, respectively.

Q:	How does the IBTX board of directors recommend that I vote at the IBTX special meeting?

A:

The IBTX board of directors unanimously recommends that you vote “FOR” the IBTX merger proposal, “FOR” the IBTX authorized share count proposal, “FOR” the IBTX compensation proposal and “FOR” the IBTX adjournment proposal.

In considering the recommendations of the IBTX board of directors, holders of IBTX common stock should be aware that IBTX directors and executive officers may have interests in the merger that are different from, or in addition to, the interests of holders of IBTX common stock generally. For a more complete description of these interests, see the information provided in the section entitled “The Merger—Interests of IBTX’s Directors and Executive Officers in the Merger” beginning on page 128.

Q:	How does the TCBI board of directors recommend that I vote at the TCBI special meeting?

A:	The TCBI board of directors unanimously recommends that you vote “FOR” the TCBI merger proposal, “FOR” the TCBI compensation proposal and “FOR” the TCBI adjournment proposal.

In considering the recommendations of the TCBI board of directors, holders of TCBI common stock should be aware that TCBI directors and executive officers may have interests in the merger that are different from, or in addition to, the interests of holders of TCBI common stock generally. For a more complete description of these interests, see the information provided in the section entitled “The Merger—Interests of TCBI’s Directors and Executive Officers in the Merger” beginning on page 134.

Q:	Who is entitled to vote at the IBTX special meeting?

A:

The record date for the IBTX special meeting is [    ], 2020. All holders of IBTX common stock who held shares at the close of business on the record date for the IBTX special meeting are entitled to receive notice of, and to vote at, the IBTX special meeting.

Each holder of IBTX common stock is entitled to cast one (1) vote on each matter properly brought before the IBTX special meeting for each share of IBTX common stock that such holder owned of record as of the record date. As of the close of business on the record date for the IBTX special meeting, there were [     ] outstanding shares of IBTX common stock. Physical attendance at the special meeting is not required to vote. See below and the section entitled “The IBTX Special Meeting—Proxies” beginning on page 65 for instructions on how to vote your shares without attending the IBTX special meeting.

Q:	Who is entitled to vote at the TCBI special meeting?

A:

The record date for the TCBI special meeting is [    ], 2020. All holders of TCBI common stock who held shares at the close of business on the record date for the TCBI special meeting are entitled to receive notice of, and to vote at, the TCBI special meeting.

Each holder of TCBI common stock is entitled to cast one (1) vote on each matter properly brought before the TCBI special meeting for each share of TCBI common stock that such holder owned of record as of the record date. As of the close of business on the record date for the TCBI special meeting, there were [    ] outstanding shares of TCBI common stock. Physical attendance at the special meeting is not required to vote. See below and the section entitled “The TCBI Special Meeting—Proxies” beginning on page 73 for instructions on how to vote your shares without attending the TCBI special meeting.

Q:	What constitutes a quorum for the IBTX special meeting?

A:

Holders of a majority of the votes entitled to be cast by the holders of IBTX common stock entitled to vote at the IBTX special meeting, present in person or represented by proxy, will be necessary to constitute a quorum for the transaction of business at the IBTX special meeting. If you fail to submit a proxy or to vote in person at the IBTX special meeting, or fail to instruct your bank, broker, trustee or other nominee how to vote, your shares of IBTX common stock will not be counted towards a quorum. Abstentions are considered present for purposes of establishing a quorum.

Q:	What constitutes a quorum for the TCBI special meeting?

A:

Holders of a majority of the votes attributed to the shares of TCBI common stock issued and outstanding and entitled to vote at the TCBI special meeting, present in person or represented by proxy, will be necessary to constitute a quorum for the transaction of business at the TCBI special meeting. If you fail to submit a proxy or to vote in person at the TCBI special meeting, or fail to instruct your bank, broker, trustee or other nominee how to vote, your shares of TCBI common stock will not be counted towards a quorum. Abstentions are considered present for purposes of establishing a quorum.

Q:	If my shares of common stock are held in “street name” by my broker, will my broker vote my shares for me?

A:

If you hold your shares in a stock brokerage account or if your shares are held by a bank, broker, trustee (including through the Independent Bank Group 401(k) Profit Sharing Plan) or other nominee (that is, in “street name”), please follow the voting instructions provided by your broker, bank, trustee or other nominee. Please note that you may not vote shares held in street name by returning a proxy card directly to IBTX or TCBI or by voting in person at either special meeting unless you provide a “legal proxy,” which you must obtain from your bank, broker, trustee or other nominee. Further, brokers who hold shares of IBTX or TCBI common stock may not give a proxy to IBTX or TCBI to vote those shares on any of the IBTX proposals or any of the TCBI proposals without specific instructions from their customers.

Q:	What vote is required for the approval of each proposal at the IBTX special meeting?

A:

IBTX Proposal 1: IBTX merger proposal. Approval of the IBTX merger proposal requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of IBTX common stock entitled to vote on the merger agreement. Shares of IBTX common stock not present, and shares present and not voted, whether by broker non-vote, abstention or otherwise, will have the same effect as votes cast “AGAINST” the IBTX merger proposal.

IBTX Proposal 2: IBTX authorized share count proposal. Approval of the IBTX certificate amendment to increase the number of authorized shares of IBTX common stock and IBTX preferred stock requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of IBTX common stock entitled to vote on the IBTX certificate amendment. Shares of IBTX common stock not present, and shares present and not voted, whether by broker non-vote, abstention or otherwise, will have the same effect as votes cast “AGAINST” the IBTX authorized share count proposal.

IBTX Proposal 3: IBTX compensation proposal. Approval of the IBTX compensation proposal requires the affirmative vote of a majority of the votes cast by the holders of IBTX common stock entitled to vote, present in person or represented by proxy at the IBTX special meeting. Accordingly, an abstention or a broker non-vote or other failure to vote or be present will have no effect on the outcome of the IBTX compensation proposal.

IBTX Proposal 4: IBTX adjournment proposal. Approval of the IBTX adjournment proposal requires the affirmative vote of a majority of the votes cast by the holders of IBTX common stock entitled to vote,

present in person or represented by proxy at the IBTX special meeting. Accordingly, an abstention or a broker non-vote or other failure to vote or be present will have no effect on the outcome of the IBTX adjournment proposal.

Q:	What vote is required for the approval of each proposal at the TCBI special meeting?

A:

TCBI Proposal 1: TCBI merger proposal. Approval of the TCBI merger proposal requires the affirmative vote of a majority of the outstanding shares of TCBI common stock entitled to vote on the merger agreement. Shares of TCBI common stock not present, and shares present and not voted, whether by broker non-vote, abstention or otherwise, will have the same effect as votes cast “AGAINST” the TCBI merger proposal.

TCBI Proposal 2: TCBI compensation proposal. Approval of the TCBI compensation proposal requires the affirmative vote of the holders of a majority of the shares of TCBI common stock entitled to vote who are represented in person or by proxy at the TCBI special meeting. Accordingly, an abstention will have the same effect as a vote “AGAINST” the TCBI compensation proposal, while a failure to be present or instruct your bank, broker, trustee or other nominee how to vote will have no effect on the outcome of the TCBI compensation proposal.

TCBI Proposal 3: TCBI adjournment proposal. Approval of the TCBI adjournment proposal requires the affirmative vote of the holders of a majority of the shares of TCBI common stock entitled to vote who are represented in person or by proxy at the TCBI special meeting. Accordingly, an abstention will have the same effect as a vote “AGAINST” the TCBI adjournment proposal, while a failure to be present or instruct your bank, broker, trustee or other nominee how to vote will have no effect on the outcome of the TCBI adjournment proposal.

Q:	Why am I being asked to consider and vote on the IBTX compensation proposal?

A:

Under Securities and Exchange Commission (“SEC”) rules, IBTX is required to seek a non-binding, advisory vote with respect to the compensation that may be paid or become payable to IBTX’s named executive officers that is based on or otherwise relates to the merger, or “golden parachute” compensation.

Q:	What happens if holders of IBTX common stock do not approve, by non-binding, advisory vote, the IBTX compensation proposal?

A:

The vote on the proposal to approve the merger-related compensation arrangements for each of IBTX’s named executive officers is separate and apart from the votes to approve the other proposals being presented at the IBTX special meeting. Because the vote on the proposal to approve the merger-related executive compensation is advisory in nature only, it will not be binding upon IBTX, TCBI, or the combined company in the merger. Accordingly, the merger-related compensation will be paid to IBTX’s named executive officers to the extent payable in accordance with the terms of their compensation agreements and arrangements even if the holders of IBTX common stock do not approve the proposal to approve the merger-related executive compensation.

Q:	Why am I being asked to consider and vote on the TCBI compensation proposal?

A:

Under SEC rules, TCBI is required to seek a non-binding, advisory vote with respect to the compensation that may be paid or become payable to TCBI’s named executive officers that is based on or otherwise relates to the merger, or “golden parachute” compensation.

Q:	What happens if holders of TCBI common stock do not approve, by non-binding, advisory vote, the TCBI compensation proposal?

A:

The vote on the proposal to approve the merger-related compensation arrangements for each of TCBI’s named executive officers is separate and apart from the votes to approve the other proposals being presented at the TCBI special meeting. Because the vote on the proposal to approve the merger-related executive compensation is advisory in nature only, it will not be binding upon TCBI, IBTX, or the combined company in the merger. Accordingly, the merger-related compensation will be paid to TCBI’s named executive officers to the extent payable in accordance with the terms of their compensation agreements and arrangements even if the holders of TCBI common stock do not approve the proposal to approve the merger-related executive compensation.

Q:	What if I hold shares in both IBTX and TCBI?

A:

If you hold shares of both IBTX common stock and TCBI common stock, you will receive two (2) separate packages of proxy materials. A vote cast as a holder of IBTX common stock will not count as a vote cast as a holder of TCBI common stock, and a vote cast as a holder of TCBI common stock will not count as a vote cast as a holder of IBTX common stock. Therefore, please submit separate proxies for your shares of IBTX common stock and your shares of TCBI common stock.

Q:	How can I vote my shares in person at my respective special meeting?

A:

Record Holders. Shares held directly in your name as the holder of record of IBTX common stock or TCBI common stock may be voted in person at the IBTX special meeting or the TCBI special meeting, as applicable. If you choose to vote your shares in person at the respective special meeting, please bring your enclosed proxy card and proof of identification.

Shares in “street name”. Shares held in a brokerage or other account in “street name” may be voted in person by you only if you obtain a signed legal proxy from your bank, broker, trustee or other nominee giving you the right to vote the shares. If you choose to vote your shares in street name in person at the IBTX special meeting or the TCBI special meeting, as applicable, please bring that signed legal proxy along with proof of identification.

Even if you plan to attend the IBTX special meeting or the TCBI special meeting, as applicable, IBTX and TCBI recommend that you vote your shares in advance as described below so that your vote will be counted if you later decide not to or become unable to attend the respective special meeting.

Additional information on attending the special meetings can be found under the section entitled “The IBTX Special Meeting” on page 63 and under the section entitled “The TCBI Special Meeting” on page 71.

Q:	How can I vote my shares without attending my respective special meeting?

A:

Whether you hold your shares directly as the holder of record of IBTX common stock or TCBI common stock or beneficially in “street name”, you may direct your vote by proxy without attending the IBTX special meeting or the TCBI special meeting, as applicable.

If you are a record holder of IBTX common stock or TCBI common stock, you can vote by proxy over the Internet, by telephone or by mail by following the instructions provided in the enclosed proxy card. Please note that if you hold shares beneficially in “street name”, you should follow the voting instructions provided by your bank, broker, trustee or other nominee.

If you intend to submit your proxy by telephone or via the Internet, you must do so by [     ] on the day before your respective company’s special meeting. If you intend to submit your proxy by mail, your completed proxy card must be received prior to your respective company’s special meeting.

Additional information on voting procedures can be found under the section entitled “The IBTX Special Meeting” on page 63 and under the section entitled “The TCBI Special Meeting” on page 71.

Q:	What do I need to do now?

A:

After carefully reading and considering the information contained in this joint proxy statement/prospectus, please vote as soon as possible. If you hold shares of IBTX common stock or TCBI common stock, please respond by completing, signing and dating the accompanying proxy card and returning it in the enclosed postage-paid envelope, or by submitting your proxy by telephone or through the Internet, as soon as possible so that your shares may be represented at your meeting. Please note that if you hold shares beneficially in “street name”, you should follow the voting instructions provided by your bank, broker, trustee or other nominee.

Q:	If my shares are held in “street name” by a broker, bank, trustee or other nominee, will my broker, bank, trustee or other nominee vote my shares for me?

A:

No. Your bank, broker, trustee or other nominee cannot vote your shares on non-routine matters without instructions from you. You should instruct your bank, broker, trustee or other nominee how to vote your shares in accordance with the instructions provided to you, including each company’s respective merger proposals. Please check the voting form used by your bank, broker, trustee or other nominee.

Q:	Why is my vote important?

A:

If you do not vote, it will be more difficult for IBTX or TCBI to obtain the necessary quorum to hold its special meeting. In addition, your failure to submit a proxy or vote in person, or failure to instruct your bank, broker, trustee or other nominee how to vote, will have the same effect as a vote “AGAINST” the IBTX merger proposal, the TCBI merger proposal and the IBTX authorized share count proposal, as applicable, and an abstention will have the same effect as a vote “AGAINST” the IBTX merger proposal, the TCBI merger proposal, the IBTX authorized share count proposal, the TCBI compensation proposal and the TCBI adjournment proposal, as applicable.

The merger agreement must be approved by the affirmative vote of the holders of at least two-thirds of the outstanding shares of IBTX common stock entitled to vote on the merger agreement and must be adopted by the affirmative vote of a majority of the outstanding shares of TCBI common stock entitled to vote on the merger agreement. The IBTX authorized share count proposal must be approved by the affirmative vote of the holders of at least two-thirds of the outstanding shares of IBTX common stock entitled to vote on IBTX authorized share count proposal. The IBTX board of directors and the TCBI board of directors unanimously recommend that you vote “FOR” the IBTX merger proposal and the TCBI merger proposal, respectively, and “FOR” the other proposals to be considered at the IBTX special meeting and the TCBI special meeting, respectively, including the IBTX authorized share count proposal.

Q:	Can I change my vote after I have delivered my proxy or voting instruction card?

A:	Yes. You can change your vote at any time before your proxy is voted at your meeting. You can do this by:

•	submitting a written statement that you would like to revoke your proxy to the corporate secretary of IBTX or TCBI, as applicable;

•	signing and returning a proxy card with a later date;

•	attending the special meeting in person, notifying the corporate secretary and voting by ballot at the special meeting; or

•	voting by telephone or the Internet at a later time.

If your shares are held by a broker, bank, trustee or other nominee, you should contact your broker, bank, trustee or other nominee to change your vote.

Q:

Will IBTX be required to submit the IBTX merger proposal and the IBTX authorized share count proposal to its shareholders even if the IBTX board of directors has withdrawn, modified or qualified its recommendation?

A:

Yes. Unless the merger agreement is terminated before the IBTX special meeting, IBTX is required to submit the IBTX merger proposal and the IBTX authorized share count proposal to its shareholders even if the IBTX board of directors has withdrawn or modified its recommendation.

Q:	Will TCBI be required to submit the TCBI merger proposal to its shareholders even if the TCBI board of directors has withdrawn, modified or qualified its recommendation?

A:

Yes. Unless the merger agreement is terminated before the TCBI special meeting, TCBI is required to submit the TCBI merger proposal to its shareholders even if the TCBI board of directors has withdrawn or modified its recommendation.

Q:	Are holders of IBTX common stock entitled to appraisal or dissenters’ rights?

A:

No. Holders of IBTX common stock are not entitled to appraisal or dissenters’ rights under the Texas Business Organizations Code (the “TBOC”). For more information, see the section entitled “The Merger—Appraisal or Dissenters’ Rights in the Merger” beginning on page 147.

Q:	Are holders of TCBI common stock entitled to appraisal or dissenters’ rights?

A:

No. Holders of TCBI common stock are not entitled to appraisal or dissenters’ rights under the Delaware General Corporation Law (the “DGCL”). For more information, see the section entitled “The Merger—Appraisal or Dissenters’ Rights in the Merger” beginning on page 147.

Q:

Are there any risks that I should consider in deciding whether to vote for the approval of the IBTX merger proposal, the approval of the IBTX authorized share count proposal or the approval of the TCBI merger proposal, or the other proposals to be considered at the IBTX special meeting and the TCBI special meeting, respectively?

A:

Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page 55. You also should read and carefully consider the risk factors of IBTX and TCBI contained in the documents that are incorporated by reference into this joint proxy statement/prospectus.

Q:	What are the material U.S. federal income tax consequences of the merger to holders of TCBI common stock?

A:

The merger has been structured to qualify as a reorganization for federal income tax purposes, and it is a condition to our respective obligations to complete the merger that IBTX and TCBI each receive a legal opinion to the effect that the merger will so qualify. Assuming the receipt and accuracy of these opinions, holders of TCBI common stock generally will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of their TCBI common stock for IBTX common stock in the merger, except for any gain or loss that may result from the receipt of cash instead of a fractional share of IBTX common stock. You should be aware that the tax consequences to you of the merger may depend upon your own situation. In addition, you may be subject to state, local or foreign tax laws that are not discussed in this joint proxy statement/prospectus. You should therefore consult with your own tax advisor for a full understanding of the tax consequences to you of the merger. For a more complete discussion of the material U.S. federal income tax consequences of the merger, see the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 167.

Q:	When is the merger expected to be completed?

A:

IBTX and TCBI expect the merger to close in mid-2020. However, neither IBTX nor TCBI can predict the actual date on which the merger will be completed, or if the merger will be completed at all, because completion is subject to conditions and factors outside the control of both companies. IBTX and TCBI must first obtain the approval of holders of IBTX common stock and holders of TCBI common stock for the merger, as well as obtain necessary regulatory approvals and satisfy certain other closing conditions.

Q:	What are the conditions to completion of the merger?

A:

The obligations of IBTX and TCBI to complete the merger are subject to the satisfaction or waiver of certain closing conditions contained in the merger agreement, including the receipt of required regulatory approvals and the expiration of statutory waiting periods without the imposition of any materially burdensome regulatory condition, tax opinions, approval by holders of IBTX common stock of the IBTX merger proposal and approval by holders of TCBI common stock of the TCBI merger proposal. For more information, see the section entitled “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 163.

Q:	What happens if the merger is not completed?

A:

If the merger is not completed, holders of TCBI common stock will not receive any consideration for their shares of TCBI common stock in connection with the merger. Instead, TCBI will remain an independent public company, TCBI common stock and TCBI series A preferred stock will continue to be listed on the NASDAQ, and IBTX will not complete the issuance of shares of IBTX common stock and IBTX series B preferred stock pursuant to the merger agreement. In addition, if the merger agreement is terminated in certain circumstances, a termination fee of $115 million may be payable by either IBTX or TCBI to the other party, as applicable. See the section entitled “The Merger Agreement—Termination Fee” beginning on page 165 for a more detailed discussion of the circumstances under which a termination fee will be required to be paid.

Q:	Should I send in my stock certificates now?

A:

No. Please do not send in your stock certificates with your proxy. After the merger is completed, an exchange agent mutually agreed upon by IBTX and TCBI (the “exchange agent”) will send you instructions for exchanging TCBI stock certificates for the consideration to be received in the merger. See the section entitled “The Merger Agreement—Conversion of Shares; Exchange of TCBI Stock Certificates” beginning on page 152.

Q:	What should I do if I receive more than one set of voting materials for the same special meeting?

A:

If you hold shares of IBTX common stock or TCBI common stock in “street name” and also directly in your name as a holder of record or otherwise or if you hold shares of IBTX common stock or TCBI common stock in more than one (1) brokerage account, you may receive more than one (1) set of voting materials relating to the same special meeting.

Record Holders. For shares held directly, please complete, sign, date and return each proxy card (or cast your vote by telephone or Internet as provided on each proxy card) or otherwise follow the voting instructions provided in this joint proxy statement/prospectus in order to ensure that all of your shares of IBTX common stock or TCBI common stock are voted.

Shares in “street name”. For shares held in “street name” through a bank, broker, trustee or other nominee, you should follow the procedures provided by your bank, broker, trustee or other nominee to vote your shares.

Q:	Who can help answer my questions?

A:

IBTX shareholders: If you have any questions about the merger or how to submit your proxy or voting instruction card, or if you need additional copies of this document or the enclosed proxy card or voting instruction card, you should contact Paul Langdale, IBTX’s Vice President and Investor Relations Officer at (972) 562-9004 or IBTX’s proxy solicitor, Innisfree M&A Incorporated, at the following address or phone number: [    ].

TCBI shareholders: If you have any questions about the merger or how to submit your proxy or voting instruction card, or if you need additional copies of this document or the enclosed proxy card or voting instruction card, you should contact Julie L. Anderson, Chief Financial Officer and Secretary of TCBI at (214) 932-6600 or TCBI’s proxy solicitor, Innisfree M&A Incorporated, at the following address or phone number: [    ].

SUMMARY

This summary highlights selected information in this joint proxy statement/prospectus and may not contain all of the information that is important to you. You should carefully read this entire joint proxy statement/prospectus and the other documents we refer you to for a more complete understanding of the matters being considered at the special meetings. In addition, we incorporate by reference important business and financial information about IBTX and TCBI into this joint proxy statement/prospectus. You may obtain the information incorporated by reference into this joint proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page 201 of this joint proxy statement/prospectus.

The Parties to the Merger (pages 78 and 79)

Independent Bank Group, Inc.

7777 Henneman

Way McKinney, Texas 75070

(972) 562-9004

Independent Bank Group, Inc. is a registered bank holding company registered under the Bank Holding Company Act of 1956, as amended (the “BHC Act”), headquartered in McKinney, Texas. IBTX was organized as a Texas corporation on September 20, 2002. Through IBTX’s wholly owned subsidiary, Independent Bank, a Texas state chartered bank, IBTX provides a wide range of relationship-driven commercial banking products and services tailored to meet the needs of businesses, professionals and individuals. IBTX operates through its branch banking offices in the Dallas/North Texas area, including McKinney, Dallas, Fort Worth, and Sherman/Denison, the Austin/Central Texas area, including Austin and Waco, the Houston Texas metropolitan area and along Colorado’s Front Range area, including Denver, Boulder, Colorado Springs, Greeley and Fort Collins. As of September 30, 2019, IBTX had consolidated total assets of approximately $15.0 billion, total loans of approximately $11.5 billion, total deposits of approximately $11.7 billion and total stockholders’ equity of approximately $2.3 billion.

IBTX’s principal office is located at 7777 Henneman Way, McKinney, Texas 75070, and its telephone number at that location is (972) 562-9004.

IBTX’s common stock is traded on the NASDAQ under the symbol “IBTX”.

Texas Capital Bancshares, Inc.

2000 McKinney Avenue, Suite 700

Dallas, Texas 75201

(214) 932-6600

Texas Capital Bancshares, Inc. is a leading provider of financial services in Texas, with its headquarters located in Dallas, Texas. TCBI is a bank holding company under the Bank Holding Company Act of 1956, as amended, and a financial holding company under the Gramm-Leach-Bliley Act. As of September 30, 2019, TCBI had total consolidated assets of approximately $33.5 billion, total loans of approximately $24.7 billion, total deposits of approximately $27.4 billion and shareholders’ equity of approximately $2.7 billion.

TCBI conducts its business operations primarily through its bank subsidiary, Texas Capital Bank, National Association (“Texas Capital Bank”), a national banking association under the National Bank Act, and other non-bank subsidiaries. TCBI was incorporated in the State of Delaware in 1996 and commenced banking operations in December 1998. TCBI serves the needs of commercial businesses and successful professionals and entrepreneurs located in Texas and operates several lines of business serving a regional or national clientele of commercial borrowers. TCBI is primarily a secured lender, with the majority of its loans held for investment, excluding mortgage finance loans and other national lines of business, made to businesses headquartered or with operations in Texas. TCBI’s national lines of business provide specialized lending products to businesses throughout the United States.

TCBI’s principal office is located at 2000 McKinney Avenue Suite 700, Dallas, Texas 75201, and its telephone number at that location is (214) 932-6600.

TCBI’s common stock is traded on the NASDAQ under the symbol “TCBI”.

The Merger and the Merger Agreement (pages 80 and 149)

The terms and conditions of the merger are contained in the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus. You are encouraged to read the merger agreement carefully and in its entirety, as it is the primary legal document that governs the merger.

Subject to the terms and conditions of the merger agreement, at the completion of the merger, TCBI will merge with and into IBTX, with IBTX as the surviving corporation in a merger of equals. Following the completion of the merger, Texas Capital Bank, a wholly-owned bank subsidiary of TCBI, will merge with and into Independent Bank, a wholly-owned bank subsidiary of IBTX, with Independent Bank as the surviving bank. Following the merger, TCBI common stock and TCBI series A preferred stock will be delisted from the NASDAQ and deregistered under the Exchange Act and will cease to be publicly traded.

Merger Consideration (page 150)

In the merger, holders of TCBI common stock will receive 1.0311 shares of IBTX common stock for each share of TCBI common stock they hold immediately prior to the effective time. IBTX will not issue any fractional shares of IBTX common stock in the merger. Holders of IBTX common stock who would otherwise be entitled to a fraction of a share of IBTX common stock in the merger will instead receive, for the fraction of a share, an amount in cash (rounded to the nearest cent) based on the IBTX closing share value.

IBTX common stock is listed on the NASDAQ under the symbol “IBTX”, and TCBI common stock is listed on the NASDAQ under the symbol “TCBI”. The following table shows the closing sale prices of IBTX common stock and TCBI common stock as reported on the NASDAQ on December 6, 2019, the last full trading day before the public announcement of the merger agreement, and on [     ], 2020, the last practicable trading day before the date of this joint proxy statement/prospectus. This table also shows the implied value of the merger consideration to be issued in exchange for each share of TCBI common stock, which was calculated by multiplying the closing price of IBTX common stock on those dates by the exchange ratio of 1.0311.

	IBTX Common Stock			TCBI Common Stock			Implied Value of One Share of TCBI Common Stock
December 6, 2019		$59.26			$57.89			$61.10
[ ]	$	[	]	$	[	]	$	[	]

For more information on the exchange ratio, see the section entitled “The Merger—Terms of the Merger” beginning on page 80 and the section entitled “The Merger Agreement—Merger Consideration” beginning on page 150.

Treatment of TCBI Series A Preferred Stock (page 147)

In the merger, each share of TCBI series A preferred stock issued and outstanding immediately prior to the effective time will be converted into the right to receive one (1) share of IBTX series B preferred stock. The IBTX series B preferred stock will have substantially the same terms as the TCBI series A preferred stock (taking into account that TCBI will not be the surviving entity in the merger and any adjustment to the right of optional redemption by IBTX that is reasonably necessary to obtain Tier 1 Capital treatment from the Federal Reserve Board for such preferred stock). The TCBI series A preferred stock is currently listed on the NASDAQ under the symbol “TCBIP”. The IBTX series B preferred stock is expected to be listed on the NASDAQ upon completion of the merger.

For further information, see the section entitled “The Merger—Treatment of TCBI Series A Preferred Stock” beginning on page 147 and the section entitled “Description of IBTX Series B Preferred Stock” beginning on page 174.

Treatment of TCBI Equity Awards (page 151)

TCBI Stock Appreciation Rights

At the effective time, each outstanding and unexercised TCBI stock appreciation right will, automatically and without any required action on the part of the holder thereof, be cancelled and converted into the right to receive the merger consideration in respect of each net share covered by such TCBI stock appreciation right, less applicable tax withholding.

TCBI Restricted Stock Awards

At the effective time, except as otherwise agreed by IBTX and TCBI, each outstanding TCBI restricted stock award will, automatically and without any required action on the part of the holder thereof, immediately and fully vest and be converted into the right to receive the merger consideration, less applicable tax withholding.

TCBI RSUs

At the effective time, except as otherwise agreed by IBTX and TCBI, each outstanding TCBI RSU will, automatically and without any required action on the part of the holder thereof, immediately and fully vest and be converted into the right to receive the merger consideration in respect of the number of shares of TCBI common stock subject to such TCBI RSU immediately prior to the effective time, less applicable tax withholding, provided that any cash-settled TCBI RSU shall be converted into the right to receive an amount in cash equal to the per share cash equivalent consideration in respect of the number of shares of TCBI common stock subject to such TCBI RSU immediately prior to the effective time, less applicable tax withholding.

TCBI PSUs

At the effective time, except as otherwise agreed by IBTX and TCBI, each outstanding TCBI PSU will, automatically and without any required action on the part of the holder thereof, immediately vest and be converted into the right to receive the merger consideration in respect of the number of shares of TCBI common stock subject to such TCBI PSU immediately prior to the effective time determined based on the greater of (i) the level of actual performance achieved prior to the effective time as reasonably determined by the human resources committee of the board of directors of TCBI using the information available through the latest practicable date prior to the effective time and otherwise consistent with past practice, and (ii) target level performance, less applicable tax withholding, provided that any cash-settled TCBI PSU shall be converted into the right to receive an amount in cash equal to the per share cash equivalent consideration in respect of the number of shares of TCBI common stock subject to such TCBI PSU immediately prior to the effective time (based on the level of achievement of the applicable performance goals set forth above), less applicable tax withholding.

The consideration in respect of each TCBI equity award set forth above will be delivered as soon as reasonably practicable following the closing date of the merger and in no event later than ten (10) business days following the closing date of the merger, provided that, with respect to any TCBI RSU or TCBI PSU that constitutes “deferred compensation” subject to Section 409A of the Code, settlement of such award shall be made on the earliest permissible date that such delivery would not trigger a tax or penalty under Section 409A of the Code.

Treatment of TCBI ESPP (page 152)

The TCBI board of directors (or appropriate committee thereof) will take all necessary actions to ensure that (i) the “offering period” in effect as of the date of the merger agreement under the TCBI ESPP will be the last purchase period under the TCBI ESPP, (ii) no new purchase period will commence after the date of the merger agreement and prior to the effective time, (iii) participation in the TCBI ESPP will be limited to those employees who were participants on the date of the merger agreement, (iv) current participants may not increase their payroll deduction election or purchase elections from those in effect on the date of the merger agreement and (v) effective as of the effective time, the TCBI ESPP will terminate.

Material U.S. Federal Income Tax Consequences of the Merger (page 167)

The merger has been structured to qualify as a reorganization for federal income tax purposes, and it is a condition to our respective obligations to complete the merger that IBTX and TCBI each receive a legal opinion to the effect that the merger will so qualify. Assuming the receipt and accuracy of these opinions, holders of TCBI common stock generally will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of their TCBI common stock for IBTX common stock in the merger, except for any gain or loss that may result from the receipt of cash instead of a fractional share of IBTX common stock.

You should be aware that the tax consequences to you of the merger may depend upon your own situation. In addition, you may be subject to state, local or foreign tax laws that are not discussed in this joint proxy statement/prospectus. You should therefore consult with your own tax advisor for a full understanding of the tax consequences to you of the merger.

IBTX’s Reasons for the Merger; Recommendation of IBTX’s Board of Directors (page 105)

The IBTX board of directors has determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of IBTX and its shareholders and has unanimously adopted and approved the merger agreement, the merger and the other transactions contemplated by the merger agreement. The IBTX board of directors unanimously recommends that holders of IBTX common stock vote “FOR” the approval of the merger agreement and “FOR” the other proposals presented at the IBTX special meeting. For a more detailed discussion of the IBTX board of directors’ recommendation, see the section entitled “The Merger—IBTX’s Reasons for the Merger; Recommendation of IBTX’s Board of Directors” beginning on page 105.

TCBI’s Reasons for the Merger; Recommendation of TCBI’s Board of Directors (page 86)

The TCBI board of directors has determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of TCBI and its shareholders and has unanimously approved and adopted the merger agreement, the merger and the other transactions contemplated by the merger agreement. The TCBI board of directors unanimously recommends that holders of TCBI common stock vote “FOR” the approval of the merger agreement and “FOR” the other proposals presented at the TCBI special meeting. For a more detailed discussion of the TCBI board of directors’ recommendation, see the section entitled “The Merger—TCBI’s Reasons for the Merger; Recommendation of TCBI’s Board of Directors” beginning on page 86.

Opinions of IBTX’s Financial Advisors (page 108)

Keefe, Bruyette & Woods, Inc. In connection with the merger, Keefe, Bruyette & Woods, Inc. (“KBW”) delivered a written opinion, dated December 8, 2019, to the IBTX board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to IBTX of the exchange ratio in the proposed merger. The full text of KBW’s opinion, which describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion, is attached as Annex D to this joint proxy statement/prospectus. The opinion was for the information of, and was directed to, the IBTX board of directors (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion did not address the underlying business decision of IBTX to engage in the merger or enter into the merger agreement or constitute a recommendation to the IBTX board of directors in connection with the merger, and it does not constitute a recommendation to any holder of IBTX common stock or any shareholder or stockholder of any other entity as to how to vote in connection with the merger or any other matter.

Piper Sandler & Co. At the December 8, 2019 meeting at which IBTX’s board of directors considered the merger and the merger agreement, Piper Sandler & Co. (“Piper Sandler”) delivered to the board of directors its oral opinion, which was subsequently confirmed in writing on December 8, 2019, to the effect that, as of such date, the exchange ratio was fair to IBTX from a financial point of view. The full text of Piper Sandler’s opinion is attached as Annex E to this joint proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Piper Sandler in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of IBTX common stock are urged to read the entire opinion carefully in connection with their consideration of the proposed merger. Piper Sandler’s opinion was directed to the board of directors of IBTX in connection with its consideration of the merger and the merger agreement and does not constitute a recommendation to any shareholder of IBTX as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the adoption of the merger agreement and approval of the merger.

Opinions of TCBI’s Financial Advisors (page 88)

Opinion of Jefferies LLC. TCBI has engaged Jefferies LLC, referred to as Jefferies, as a financial advisor to TCBI in connection with the merger (together with the bank merger, referred to as the mergers). As part of this engagement, Jefferies delivered a written opinion, dated December 8, 2019, to the TCBI board of directors as to the fairness, from a financial point of view and as of such date, of the exchange ratio provided for pursuant to the merger agreement. The full text of Jefferies’ opinion, which describes various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Jefferies, is attached as Annex F to this joint proxy statement/prospectus and is incorporated herein by reference. Jefferies’ opinion was provided for the use and benefit of the TCBI board of directors (in its capacity as such) in its evaluation of the exchange ratio from a financial point of view and did not address any other aspect of the mergers or any other matter. Jefferies’ opinion did not address the relative merits of the mergers or other transactions contemplated by the merger agreement as compared to any alternative transaction or opportunity that might be available to TCBI, nor did it address the underlying business decision by TCBI to engage in the mergers. Jefferies’ opinion did not constitute a recommendation as to how the TCBI board of directors, and does not constitute a recommendation as to how any securityholder, should vote or act with respect to the mergers or any other matter. The summary of Jefferies’ opinion set forth herein is qualified in its entirety by reference to the full text of Jefferies’ opinion.

Opinion of Goldman Sachs & Co. LLC. At a meeting of the TCBI board of directors, Goldman Sachs & Co. LLC (“Goldman Sachs”) rendered to the TCBI board of directors its oral opinion, subsequently confirmed in Goldman Sachs’ written opinion dated as of December 9, 2019, to the effect that, as of the date of Goldman Sachs’ written opinion, and based upon and subject to the factors and assumptions set forth in Goldman Sachs’ written opinion, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to the holders (other than IBTX and its affiliates) of outstanding shares of TCBI common stock. The full text of the written opinion of Goldman Sachs, dated December 9, 2019, which sets forth the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken in connection with the opinion, is attached as Annex G to this joint proxy statement/prospectus. The summary of the Goldman Sachs opinion contained in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of Goldman Sachs’ written opinion. Goldman Sachs’ advisory services and opinion were provided for the information and assistance of the TCBI board of directors in connection with its consideration of the proposed merger and the opinion does not constitute a recommendation as to how any holder of shares of TCBI common stock should vote with respect to the proposed merger or any other matter. For more information, see “The Merger—Opinions of TCBI’s Financial Advisors—Opinion of Goldman Sachs & Co. LLC” beginning on page 96 and Annex G.

Appraisal or Dissenters’ Rights in the Merger (page 147)

Holders of IBTX common stock are not entitled to appraisal or dissenters’ rights under the TBOC and holders of TCBI common stock are not entitled to appraisal or dissenters’ rights under the DGCL. For more information, see the section entitled “The Merger—Appraisal or Dissenters’ Rights in the Merger” beginning on page 147.

Interests of IBTX’s Directors and Executive Officers in the Merger (page 128)

In considering the recommendation of the IBTX board of directors to vote for the IBTX merger proposal, holders of IBTX common stock should be aware that the directors and executive officers of IBTX may have interests in the merger that are different from, or in addition to, the interests of holders of IBTX common stock generally and that may create potential conflicts of interest. The IBTX board of directors was aware of these interests and considered them, among other matters, in making its recommendation that IBTX shareholders vote to approve the IBTX merger proposal.

These interests include:

•

The restricted stock awards held by the IBTX non-employee directors and executive officers (other than certain awards that may be granted to IBTX’s executive officers in respect of IBTX’s 2020 fiscal year) will vest at the effective time of the merger;

•

IBTX has entered into employment agreements with Messrs. David Brooks, Dan Brooks, James Tippit and Mark Haynie that will be effective at the closing of the merger and provide certain compensation and benefits in connection with such executives’ employment following the effective time of the merger;

•

Each of IBTX’s executive officers is party to a change in control severance agreement that provides for, among other things, benefits upon both a change in control (such as the merger) and a subsequent qualifying termination of employment, which change in control agreements will be superseded by the IBTX employment agreements with each of Messrs. Brooks, Brooks, Tippit and Haynie at the effective time of the merger;

•	Certain IBTX executive officers will be eligible for transaction bonuses in connection with the merger;

•	Certain of IBTX’s directors and executive officers will continue to serve as directors or executive officers, as applicable, of the combined company following the closing of the merger; and

•	IBTX’s directors and executive officers are entitled to continued indemnification and insurance coverage under their existing agreements with IBTX.

The IBTX board of directors was aware of and considered these respective interests when deciding to adopt and approve the merger agreement. For more information, see the section entitled “The Merger—Interests of IBTX’s Directors and Executive Officers in the Merger” beginning on page 128.

Interests of TCBI’s Directors and Executive Officers in the Merger (page 134)

In considering the recommendation of the TCBI board of directors to vote for the TCBI merger proposal, holders of TCBI common stock should be aware that the directors and executive officers of TCBI may have interests in the merger that are different from, or in addition to, the interests of holders of TCBI common stock generally and that may create potential conflicts of interest. The TCBI board of directors was aware of these interests and considered them, among other matters, in making its recommendation that TCBI shareholders vote to approve the TCBI merger proposal.

These interests include:

•

Unvested TCBI equity awards held by the TCBI non-employee directors and executive officers (other than certain awards that may be granted to TCBI’s executive officers in respect of TCBI’s 2020 fiscal year) will vest at the effective time of the merger.

•

IBTX has entered into a letter agreement with Mr. C. Keith Cargill and employment agreements with Ms. Julie L. Anderson and Mr. John G. Turpen that will be effective at the closing of the merger and provide certain compensation and benefits in connection with such executives’ consulting service or employment, as applicable, following the effective time of the merger;

•

Certain of TCBI’s executive officers are party to employment agreements with TCBI that provide for, among other things, benefits upon both a change in control and a subsequent qualifying termination, which employment agreements will be superseded by the IBTX letter agreement with Mr. Cargill and the IBTX employment agreements with each of Ms. Anderson and Mr. Turpen at the effective time of the merger;

•	Mr. Vince A. Ackerson is party to a retirement and transition agreement with TCBI that provides for, among other things, benefits upon his separation from TCBI;

•

Certain TCBI executive officers will be eligible for transaction bonuses in connection with the merger, and Mr. Ackerson will receive a retention bonus equal to $1,000,000 that is payable on August 31, 2021, the expected separation date specified in his retirement and transition agreement with TCBI, subject to his continued employment through such date;

•	At the closing of the merger, certain of TCBI’s directors and executive officers will continue to serve as directors or executive officers, as applicable, of the combined company; and

•	TCBI directors and executive officers are entitled to continued indemnification and insurance coverage under the merger agreement.

The TCBI board of directors was aware of and considered these respective interests when deciding to adopt the merger agreement. For more information, see the section entitled “The Merger—Interests of TCBI’s Directors and Executive Officers in the Merger” beginning on page 134.

Governance of the Combined Company After the Merger (page 142)

Certificate Amendment

In connection with the merger, IBTX’s certificate of formation will be amended to increase the number of authorized shares of IBTX common stock from one hundred million shares to two hundred million shares and the number of authorized shares of IBTX preferred stock from ten million shares to twenty million shares. A copy of the IBTX certificate amendment is attached to this joint proxy statement/prospectus as Annex C.

The certificate of formation of IBTX as in effect immediately prior to the effective time, as amended as described above, will be the certificate of formation of the combined company, until thereafter amended in accordance with applicable law.

Bylaws

Prior to closing, the IBTX board of directors will take all actions necessary to cause the bylaws of IBTX to be amended as set forth in Exhibit B to the merger agreement (such amendment, the “IBTX bylaw amendment”), and as so amended, effective upon the completion of the merger, the bylaws of IBTX will be the bylaws of the combined company, until thereafter amended as provided therein or in accordance with applicable law. The bylaws of IBTX as amended pursuant to the merger agreement implement certain governance matters for the combined company following completion of the merger.

Board of Directors

The board of directors of the combined company and the combined bank as of the effective time will have thirteen (13) members, consisting of:

•	six (6) continuing IBTX directors, which will include David R. Brooks, the current Chairman, President and Chief Executive Officer of IBTX; and

•	seven (7) continuing TCBI directors, which will include Larry L. Helm, the current Chairman of the TCBI board of directors.

The IBTX bylaw amendment provides that from and after the effective time and until the third anniversary of the effective time, the number of directors that comprises the entire board of directors of the combined company and the combined bank will be thirteen (13) and no vacancy on the board of directors of the combined company or the combined bank created by the cessation of service of a director will be filled by the applicable board of directors, and the applicable board of directors will not nominate any individual to fill such vacancy unless (1) such individual would be an independent director of the combined company or the combined bank, as applicable (unless such predecessor director was not an independent director), (2) in the case of a vacancy created by the cessation of service of a continuing IBTX director, not less than a majority of the continuing IBTX directors then in office have approved the appointment or nomination (as applicable) to fill such vacancy, in which case the continuing TCBI directors will vote to approve the appointment or nomination (as applicable) of such individual, and (3) in the case of a vacancy created by the cessation of service of a continuing TCBI director, not less than a majority of the continuing TCBI directors then in office have approved the appointment or nomination (as applicable) to fill such vacancy, in which case the continuing IBTX directors will vote to approve the appointment or nomination (as applicable) of such individual; provided that any such appointment or nomination pursuant to (2) or (3) will be made in accordance with applicable law and the rules of the NASDAQ (or other national securities exchange on which the combined company’s securities are listed). The “continuing IBTX directors” and the “continuing TCBI directors” means, respectively, the directors of IBTX and TCBI who were selected to be directors of the combined company and the combined bank by IBTX or TCBI, as the case may be, as of the effective time, pursuant to the merger agreement, and any directors of the combined company or the combined bank, as applicable, who were subsequently appointed or nominated and elected to fill a vacancy created by the cessation of service of a continuing IBTX director or continuing TCBI director, respectively, pursuant to the IBTX bylaw amendment as described above.

As of the date of this joint proxy statement/prospectus, IBTX currently has ten (10) members on its board of directors, following the resignation of Mark Gormley on January 20, 2020. Mr. Gormley’s resignation was not the result of a disagreement between IBTX or its management and Mr. Gormley relating to IBTX’s operations, policies or practices.

From and after the effective time and until the third anniversary of the effective time, any amendment, modification or repeal of the bylaw provisions implementing the arrangements described above and below or the adoption of any inconsistent bylaw provision (and any proposal or recommendation of such amendment, modification or repeal, or any corresponding modification, amendment, repeal or inconsistent provision of the combined company’s other constituent documents, by the board of directors of the combined company for approval by the shareholders of the combined company) will require the affirmative vote of at least seventy-five percent (75%) of the full board of directors of the combined company.

Effective as of the effective time, the six (6) continuing IBTX directors, on the one hand, and the seven (7) continuing TCBI directors, on the other hand, will be, as nearly evenly as is practicably possible, evenly apportioned among the different classes of the board of directors of the combined company such that each class of the board of directors will consist of two (2) continuing IBTX directors and at least two (2) continuing TCBI directors, provided that Mr. Brooks and Mr. Helm shall each be in the same class of the board of directors of the combined company.

Committees of the Board of Directors of the Combined Company

The IBTX bylaw amendment provides that from and after the effective time and until the third anniversary of the effective time, (1) the board of directors of the combined company will have four standing committees: an Audit Committee, a Compensation Committee, a Corporate Governance and Nominating Committee and a Risk Committee; (2) the chairperson of each of the Audit Committee and the Risk Committee shall be designated from among the continuing TCBI directors, the chairperson of each of the Compensation Committee and the Corporate Governance and Nominating Committee shall be designated from among the continuing IBTX directors; and (3) the membership of the committees will be, as practicably as possible, evenly split between the continuing IBTX directors and the continuing TCBI directors.

Chairman, President and Chief Executive Officer, Lead Independent Director and Special Advisor

Effective as of the effective time, Mr. Brooks will continue to serve as Chairman, President and Chief Executive Officer of the combined company and the combined bank, Mr. Helm will serve as lead independent director of the board of the directors of the combined company and C. Keith Cargill will serve as Special Advisor to the Chairman, President and Chief Executive Officer of the combined company and the combined bank.

Prior to the third anniversary of the effective time, the removal of Mr. Brooks from, or the failure to appoint or re-elect Mr. Brooks to, his position as Chairman or President and Chief Executive Officer of the combined company or the combined bank, the removal of Mr. Helm from, or the failure to appoint or re-elect Mr. Helm to, his position as lead independent director of the board of directors of the combined company or any determination not to nominate Mr. Brooks or Mr. Helm as a director of the combined company or the combined bank, in each case, shall each require the affirmative vote of at least seventy-five percent (75%) of the full board of directors of the combined company.

Headquarters and Name After the Merger

Effective as of and from the effective time, the corporate headquarters of the combined company and the combined bank will be located in McKinney, Texas. Effective as of and from the effective time, the name of the combined company will be “Independent Bank Group, Inc.”, the name of the combined bank will be “Texas Capital Bank”, the combined bank will be operated under the name “Independent Financial” in Colorado and the combined bank will be operated under the name “Texas Capital Bank” in Texas.

Regulatory Approvals (page 145)

Subject to the terms of the merger agreement, IBTX and TCBI have agreed to cooperate with each other and use reasonable best efforts to promptly prepare and file all documentation to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and governmental entities which are necessary or advisable to consummate the transactions contemplated by the merger agreement (including the merger and the bank merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such governmental entities. These approvals include, among others, the approval of the Federal Reserve Board, the Federal Deposit Insurance Corporation (the “FDIC”) and the Texas Department of Banking (the “TDOB”).

Although neither IBTX nor TCBI knows of any reason why it cannot obtain these regulatory approvals in a timely manner, IBTX and TCBI cannot be certain when or if they will be obtained, or that the granting of these regulatory approvals will not involve the imposition of conditions on the completion of the merger or the bank merger.

Expected Timing of the Merger

IBTX and TCBI expect the merger to close in mid-2020. However, neither IBTX nor TCBI can predict the actual date on which the merger will be completed, or if the merger will be completed at all, because completion is subject to conditions and factors outside the control of both companies. IBTX and TCBI must first obtain the approval of holders of IBTX common stock and holders of TCBI common stock for the merger, as well as obtain necessary regulatory approvals and satisfy certain other closing conditions.

Conditions to Completion of the Merger (page 163)

As more fully described in this joint proxy statement/prospectus and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. These conditions include:

•	approval of the merger agreement by the shareholders of IBTX by the requisite IBTX vote and by the shareholders of TCBI by the requisite TCBI vote;

•	authorization for listing on the NASDAQ, subject to official notice of issuance, of the shares of IBTX common stock and IBTX series B preferred stock to be issued in the merger;

•

all regulatory authorizations, consents, orders and approvals from the Federal Reserve Board, the FDIC and the TDOB and such other approvals the failure of which to be obtained would reasonably be expected to have, individually or in the aggregate, a material adverse effect (the “requisite regulatory approvals”) having been obtained and remaining in full force and effect, and all statutory waiting periods in respect thereof having expired or been terminated, without the imposition of any materially burdensome regulatory condition;

•

effectiveness of the registration statement of which this joint proxy statement/prospectus is a part, and the absence of any stop order suspending the effectiveness of the registration statement, or proceedings for such purpose initiated or threatened by the SEC and not withdrawn;

•

no order, injunction or decree issued by any court or governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the merger, the bank merger or the other transactions contemplated by the merger agreement or making the completion of the merger, the bank merger or the other transactions contemplated by the merger agreement illegal;

•	subject to materiality standards provided in the merger agreement, the accuracy of the representations and warranties of IBTX and TCBI in the merger agreement;

•	performance in all material respects by each of IBTX and TCBI of their respective obligations, covenants and agreements under the merger agreement; and

•	receipt by each of IBTX and TCBI of an opinion from counsel as to certain tax matters.

Termination of the Merger Agreement (page 163)

The merger agreement may be terminated at any time prior to the completion of the merger, whether before or after the receipt of the requisite IBTX shareholder vote or the requisite TCBI shareholder vote, in the following circumstances:

•	by mutual written consent of IBTX and TCBI;

•

by either IBTX or TCBI if any governmental entity that must grant a requisite regulatory approval has denied approval of the merger or the bank merger and such denial has become final and nonappealable or any governmental entity of competent jurisdiction has issued a final and nonappealable order, injunction, decree or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the completion of the merger or the bank merger, unless the failure to obtain a requisite regulatory approval is due to the failure of the party seeking to terminate the merger agreement to perform or observe its obligations, covenants and agreements under the merger agreement;

•

by either IBTX or TCBI if the merger has not been completed on or before December 31, 2020 (the “termination date”), unless the failure of the merger to be completed by such date is due to the failure of the party seeking to terminate the merger agreement to perform or observe its obligations, covenants and agreements under the merger agreement;

•

by either IBTX or TCBI (provided that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained in the merger agreement) if there is a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty ceases to be true) set forth in the merger agreement on the part of TCBI, in the case of a termination by IBTX, or IBTX, in the case of a termination by TCBI, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the closing date, the failure of an applicable closing condition of the terminating party and which is not cured within forty-five (45) days following written notice to the other party, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the termination date);

•

by TCBI, if: (1) IBTX or the IBTX board of directors has made a recommendation change or (2) IBTX or the IBTX board of directors breaches in any material respect its obligations relating to non-solicitation of acquisition proposals or its obligations related to shareholder approval and the IBTX board of directors’ recommendation; or

•

by IBTX, if: (1) TCBI or the TCBI board of directors has made a recommendation change or (2) TCBI or the TCBI board of directors breaches in any material respect its obligations relating to non-solicitation of acquisition proposals or its obligations related to shareholder approval and the TCBI board of directors’ recommendation.

Termination Fee (page 165)

If the merger agreement is terminated by either IBTX or TCBI under certain circumstances, including circumstances involving alternative acquisition proposals and changes in the recommendation by TCBI or IBTX or their respective boards, TCBI or IBTX may be required to pay a termination fee to the other party equal to $115 million.

Voting Agreement (page 166)

Mr. Vincent J. Viola, who is the largest shareholder of IBTX and the father of Mr. Michael T. Viola, a director of IBTX, has entered into a voting agreement with TCBI, solely in his capacity as a shareholder of IBTX, pursuant to which he has agreed, among other things, to vote in favor of the IBTX merger proposal and the IBTX adjournment proposal, as well as certain other customary restrictions with respect to the voting of his shares of IBTX common stock. As of the record date for the IBTX special meeting, Mr. Vincent J. Viola owned and was entitled to vote approximately [    ] shares of IBTX common stock, representing approximately [    ] percent ([    ]%) of the shares of IBTX common stock outstanding on that date.

Accounting Treatment (page 144)

IBTX and TCBI each prepare their respective financial statements in accordance with accounting principles generally accepted in the United States (“GAAP”). The merger will be accounted for as a reverse acquisition using the acquisition method of accounting, with IBTX treated as the legal acquirer and TCBI treated as the accounting acquirer for financial reporting purposes.

The Rights of Holders of TCBI Common Stock Will Change as a Result of the Merger (page 182)

The rights of holders of TCBI common stock are governed by Delaware law and by the certificate of incorporation and bylaws of TCBI. In the merger, holders of TCBI common stock will become holders of common stock of the combined company, and their rights will be governed by Texas law and the certificate of formation of IBTX as amended by the IBTX certificate amendment and the bylaws of IBTX as amended by the IBTX bylaw amendment. Holders of TCBI common stock will have different rights once they become holders of common stock of the combined company due to differences between the TCBI governing documents and Delaware law, on the one hand, and the IBTX governing documents and Texas law, on the other hand. These differences are described in more detail under the section entitled “Comparison of Shareholders’ Rights” beginning on page 182.

Listing of IBTX Common Stock and IBTX Series B Preferred Stock; Delisting and Deregistration of TCBI Common Stock and TCBI Series A Preferred Stock (page 147)

The shares of IBTX common stock and IBTX series B preferred stock to be issued in the merger will be listed for trading on the NASDAQ. Following the merger, shares of IBTX common stock will continue to be listed on the NASDAQ. In addition, following the merger, TCBI common stock and TCBI series A preferred stock will be delisted from the NASDAQ and deregistered under the Exchange Act.

The IBTX Special Meeting (page 63)

The IBTX special meeting will be held at [    ] on [    ], 2020, at [    ], local time. At the IBTX special meeting, holders of IBTX common stock will be asked to vote on the following matters:

•	approve the IBTX merger proposal;

•	approve the IBTX authorized share count proposal;

•	approve the IBTX compensation proposal; and

•	approve the IBTX adjournment proposal.

You may vote at the IBTX special meeting if you owned shares of IBTX common stock at the close of business on [    ], 2020. On that date, there were [    ] shares of IBTX common stock outstanding, approximately [    ] percent ([    ]%) of which were owned and entitled to be voted by IBTX directors and executive officers and their affiliates. In addition, Mr. Vincent J. Viola, who is the largest shareholder of IBTX and the father of Mr. Michael T. Viola, a director of IBTX, owned and was entitled to vote approximately [    ] shares of IBTX common stock as of the close of business on the record date for the IBTX special meeting. Mr. Vincent J. Viola has entered into a voting agreement with TCBI, solely in his capacity as a shareholder of IBTX, pursuant to which he has agreed, among other things, to vote in favor of the IBTX merger proposal and the IBTX adjournment proposal, as well as certain other customary restrictions with respect to the voting of his shares of IBTX common stock. We currently expect that IBTX’s directors and executive officers will vote their shares in favor of the merger agreement and the other proposals to be considered at the IBTX special meeting, although none of them has entered into any agreements obligating them to do so.

The IBTX merger proposal and the IBTX authorized share count proposal will each be approved if at least two-thirds of the holders of the outstanding shares of IBTX common stock entitled to vote on such proposal are voted in favor of such proposal. The IBTX compensation proposal and the IBTX adjournment proposal will each be approved if a majority of the votes cast by the holders of IBTX common stock entitled to vote on such proposal, present in person or represented by proxy at the IBTX special meeting, are voted in favor of such proposal. If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote in person at the IBTX special meeting or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the IBTX merger proposal or the IBTX authorized share count proposal, it will have the same effect as a vote “AGAINST” the IBTX merger proposal or the IBTX authorized share count proposal. If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote in person at the IBTX special meeting or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the IBTX compensation proposal or the IBTX adjournment proposal, you will not be deemed to have cast a vote with respect to the IBTX compensation proposal or the IBTX adjournment proposal and it will have no effect on the IBTX compensation proposal or the IBTX adjournment proposal.

The TCBI Special Meeting (page 71)

The TCBI special meeting will be held at [    ] on [    ], 2020, at [    ], local time. At the TCBI special meeting, holders of TCBI common stock will be asked to vote on the following matters:

•	approve the TCBI merger proposal;

•	approve the TCBI compensation proposal; and

•	approve the TCBI adjournment proposal.

You may vote at the TCBI special meeting if you owned shares of TCBI common stock at the close of business on [    ], 2020. On that date, there were [    ] shares of TCBI common stock outstanding, less than one percent (1%) of which were owned and entitled to be voted by TCBI directors and executive officers and their affiliates. We currently expect that TCBI’s directors and executive officers will vote their shares in favor of the merger agreement and the other proposals to be considered at the TCBI special meeting, although none of them has entered into any agreements obligating them to do so.

The TCBI merger proposal will be approved if a majority of the outstanding shares of TCBI common stock entitled to vote on such proposal are voted in favor of such proposal. The TCBI compensation proposal and the TCBI adjournment proposal will each be approved if the holders of a majority of the shares of TCBI common stock entitled to vote, represented in person or by proxy at the TCBI special meeting, are voted in favor of such proposal. If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote in person at the TCBI special meeting or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the TCBI merger proposal, it will have the same effect as a vote “AGAINST” the TCBI merger proposal. If you mark “ABSTAIN” on your proxy with respect to the TCBI compensation proposal or the TCBI adjournment proposal, it will have the same effect as a vote “AGAINST” the TCBI compensation proposal or the TCBI adjournment proposal, and if you fail to submit a proxy or vote in person at the TCBI special meeting or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the TCBI compensation proposal or the TCBI adjournment proposal, your shares will not be deemed to be represented at the TCBI special meeting and it will have no effect on the TCBI compensation proposal or the TCBI adjournment proposal.

Risk Factors (page 55)

In evaluating the merger agreement and the merger, including the issuance of shares of IBTX common stock in the merger, you should carefully read this joint proxy statement/prospectus and give special consideration to the factors discussed in the section entitled “Risk Factors” beginning on page 55 and in IBTX’s and TCBI’s respective Annual Reports on Form 10-K for the year ended December 31, 2018 and in other documents incorporated by reference into this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page 201 of this joint proxy statement/prospectus for the location of information incorporated by reference into this joint proxy statement/prospectus.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF IBTX

The following selected historical consolidated financial information of IBTX as of and for the nine months ended September 30, 2019 and September 30, 2018, has been derived from IBTX’s unaudited consolidated financial statements as of and for the nine months ended September 30, 2019 and September 30, 2018, respectively, incorporated by reference in this joint proxy statement/prospectus. The following selected consolidated financial information of IBTX as of and for the years ended December 31, 2018, 2017 and 2016, has been derived from IBTX’s audited consolidated financial statements incorporated by reference in this joint proxy statement/prospectus, and the selected consolidated financial information as of and for the years ended December 31, 2015 and 2014, has been derived from IBTX’s audited consolidated financial statements not appearing or incorporated by reference in this joint proxy statement/prospectus.

You should read the following financial information relating to IBTX in conjunction with other information contained in this joint proxy statement/prospectus, including consolidated financial statements of IBTX and related accompanying notes appearing in IBTX’s Annual Report on Form 10-K most recently filed with the SEC and in the Quarterly Reports on Form 10-Q of IBTX filed with the SEC after that Annual Report on Form 10-K was filed, and the financial statements in any Current Report on Form 8-K of IBTX that was filed with the SEC after such Annual Report on Form 10-K, each of which reports is incorporated by reference in this joint proxy statement/prospectus. IBTX’s historical results for any prior period are not necessarily indicative of results to be expected in any future period, and IBTX’s historical results for the nine months ended September 30, 2019, are not necessarily indicative of its results to be expected for all of 2019. IBTX has consummated several acquisitions in recent fiscal periods. The results and other financial information of those acquired operations are not included in the table below for the periods or dates prior to their respective acquisition dates and, therefore, the results for these prior periods are not comparable in all respects and may not be predictive of IBTX’s future results. In addition, the selected financial information in the table immediately below does not include, on any basis, the results or financial condition of TCBI for any period or as of any date. For more information, see the section entitled “Where You Can Find More Information” beginning on page 201.

(dollars in thousands except per share data)	As of and for the Nine Months Ended September 30,		As of and for the Year Ended December 31,
	2019	2018	2018	2017	2016	2015	2014
Selected Income Statement Data
Interest income	$488,546	$294,485	$407,290	$307,914	$210,049	$174,027	$140,132
Interest expense	111,858	55,341	81,038	42,436	26,243	19,929	15,987
Net interest income	376,688	239,144	326,252	265,478	183,806	154,098	124,145
Provision for loan losses	13,196	6,950	9,860	8,265	9,440	9,231	5,359
Net interest income after provision for loan losses	363,492	232,194	316,392	257,213	174,366	144,867	118,786
Noninterest income	59,947	32,337	42,224	41,287	19,555	16,128	13,624
Noninterest expense	241,521	146,771	198,619	176,813	113,790	103,198	88,512
Income tax expense	39,418	23,465	31,738	45,175	26,591	19,011	14,920
Net income	142,500	94,295	128,259	76,512	53,540	38,786	28,978
Preferred stock dividends	—	—	—	—	8	240	169
Net income available to common shareholders	142,500	94,295	128,259	76,512	53,532	38,546	28,809
Per Share Data (Common Stock)
Earnings:
Basic	$3.29	$3.22	$4.33	$2.98	$2.89	$2.23	$1.86
Diluted (1)	3.29	3.21	4.33	2.97	2.88	2.21	1.85
Dividends	0.75	0.40	0.54	0.40	0.34	0.32	0.24
Book value (2)	53.52	51.42	52.50	47.28	35.63	32.79	30.35

(dollars in thousands except per share data)	As of and for the Nine Months Ended September 30,		As of and for the Year Ended December 31,
	2019	2018	2018	2017	2016	2015	2014
Tangible book value per common share (3)	27.89	26.21	27.44	23.76	21.19	17.85	16.15
Selected Period End Balance Sheet Data
Total assets	$14,959,127	$9,891,464	$9,849,965	$8,684,463	$5,852,801	$5,055,000	$4,132,639
Cash and cash equivalents	570,101	290,170	130,779	431,102	505,027	293,279	324,047
Securities available for sale	1,083,816	760,995	685,350	763,002	316,435	273,463	206,062
Loans, held for sale	32,929	27,730	32,727	39,202	9,795	12,299	4,453
Loans, held for investment, excluding mortgage warehouse purchase loans	10,936,136	7,554,124	7,717,510	6,309,549	4,572,771	3,989,405	3,201,084
Mortgage warehouse purchase loans	660,650	150,267	170,290	164,694	—	—	—
Allowance for loan losses	50,447	42,166	44,802	39,402	31,591	27,043	18,552
Goodwill and core deposit intangible	1,100,876	768,317	766,839	664,702	272,496	275,000	241,912
Other real estate owned	6,392	4,610	4,200	7,126	1,972	2,168	4,763
Noninterest-bearing deposits	3,218,055	2,235,377	2,145,930	1,907,770	1,117,927	1,071,656	818,022
Interest-bearing deposits	8,509,830	5,547,475	5,591,864	4,725,052	3,459,182	2,956,623	2,431,576
Borrowings (other than junior subordinated debentures)	767,642	482,207	427,316	667,578	568,045	371,283	306,147
Junior subordinated debentures (4)	53,775	27,803	27,852	27,654	18,147	18,147	18,147
Series A Preferred Stock	—	—	—	—	—	23,938	23,938
Total stockholders’ equity	2,298,932	1,567,184	1,606,433	1,336,018	672,365	603,371	540,851
Selected Performance Metrics (5)
Return on average assets (6)	1.33%	1.36%	1.35%	0.96%	0.98%	0.88%	0.87%
Return on average equity (6)	8.48	8.75	8.69	6.71	8.42	6.83	6.65
Return on average common equity (6)	8.48	8.75	8.69	6.71	8.42	7.13	6.89
Net interest margin (7)	4.00	3.97	3.97	3.84	3.81	4.05	4.19
Efficiency ratio (8)	53.09	52.50	52.35	56.13	54.99	59.71	63.32
Dividend payout ratio (9)	22.80	12.42	12.47	13.42	11.76	14.35	12.90
Credit Quality Ratios (15)
Nonperforming assets to total assets	0.12%	0.16%	0.17%	0.26%	0.34%	0.36%	0.36%
Nonperforming loans to total loans held for investment (10) (14)	0.11	0.14	0.16	0.24	0.39	0.37	0.32
Allowance for loan losses to nonperforming loans (10)	424.17	395.37	354.73	255.62	177.06	181.99	183.43
Allowance for loan losses to total loans held for investment (14)	0.46	0.56	0.58	0.62	0.69	0.68	0.58
Net charge-offs to average loans outstanding (5) (unaudited)	0.09	0.08	0.06	0.01	0.12	0.02	0.03
Capital Ratios
Common equity tier 1 capital to risk-weighted assets (11)	9.42%	9.83%	10.05%	9.61%	8.20%	7.94%	n/a
Tier 1 capital to average assets	9.21	9.20	9.57	8.92	7.82	8.28	8.15%
Tier 1 capital to risk-weighted assets (11)	9.85	10.20	10.41	10.05	8.55	8.92	9.83

(dollars in thousands except per share data)	As of and for the Nine Months Ended September 30,		As of and for the Year Ended December 31,
	2019	2018	2018	2017	2016	2015	2014
Total capital to risk-weighted assets (11)	11.49	12.38	12.58	12.56	11.38	11.14	12.59
Total stockholders’ equity to total assets	15.37	15.84	16.31	15.38	11.49	11.94	13.09
Total common equity to total assets (12)	15.37	15.84	16.31	15.38	11.49	11.94	12.51
Tangible common equity to tangible assets (13)	8.65	8.76	9.24	8.37	7.17	6.87	7.07

(1)

IBTX calculates its diluted earnings per share for each period shown as its net income divided by the weighted-average number of its common shares outstanding during the relevant period adjusted for the dilutive effect of its outstanding warrants to purchase shares of common stock. IBTX outstanding warrants were all exercised prior to December 31, 2018. Earnings per share on a basic and diluted basis were calculated using the following outstanding share amounts, which includes participating shares (those shares with dividend rights):

	As of and for the Nine Months Ended September 30,		For the Year Ended December 31,
	2019	2018	2018	2017	2016	2015	2014
Weighted average shares outstanding-basic	43,344,400	29,294,493	29,599,119	25,636,292	18,501,663	17,321,513	15,208,544
Weighted average shares outstanding-diluted	43,344,400	29,385,785	29,599,119	25,742,362	18,588,309	17,406,108	15,306,998

(2)

Book value per share equals IBTX’s total common stockholders’ equity (excludes preferred stock) as of the date presented divided by the number of shares of its common stock outstanding as of the date presented. The number of shares of IBTX common stock outstanding as of September 30, 2019 and 2018, was 42,952,642 and 30,477,648, respectively, and as of December 31, 2018, 2017, 2016, 2015 and 2014 was 30,600,582 shares, 28,254,893 shares, 18,870,312 shares, 18,399,194 shares and 17,032,669 shares, respectively.

(3)

IBTX calculates tangible book value per share as of the end of a period as total common stockholders’ equity (excluding preferred stock) less goodwill and other intangible assets at the end of the relevant period divided by the outstanding number of shares of its common stock at the end of that period. Tangible book value per common share is a non-GAAP financial measure, and, as IBTX calculates tangible book value per common share, the most directly comparable GAAP financial measure is book value per common share. IBTX believes that the presentation of tangible book value per common share provides useful information to investors regarding its financial condition because, as do its management, banking regulators, many financial analysts and other investors, you can use the tangible book value in conjunction with more traditional bank capital ratios to assess its capital adequacy without the effect of its goodwill and other intangible assets and compare its capital adequacy with the capital adequacy of other banking organizations with significant amounts of goodwill and/or other intangible assets, which typically stem from the use of the purchase accounting method of accounting for mergers and acquisitions. A reconciliation of tangible book value to total stockholders’ equity is presented below.

(4)

Each of nine wholly owned, but nonconsolidated, subsidiaries of IBTX holds a series of IBTX’s junior subordinated debentures purchased by the subsidiary in connection with, and paid for with the proceeds of, the issuance of trust issued preferred securities by that subsidiary. IBTX has guaranteed the payment of the amounts payable under each of those issues of trust preferred securities. IBTX assumed two trusts in both years 2019 and 2017 with acquisitions.

(5)

The values for the selected performance metrics, other than the dividend payout ratio, and for the net charge-offs to average loans outstanding ratio presented for the nine months ended September 30, 2019 and 2018 are annualized.

(6)

IBTX has calculated its return on average assets and return on average equity for a period by dividing net income for that period by its average assets and average equity, as the case may be, for that period. IBTX calculates its average assets and average equity for a period by dividing the sum of its total asset balance or total stockholder’s equity balance, as the case may be, as of the close of business on each day in the relevant period and dividing by the number of days in the period. IBTX calculates its return on average common equity by excluding the preferred stock dividends to derive at net income available to common shareholders and excluding the average balance of its Series A preferred stock from the total average equity to derive at common average equity.
(7)	Net interest margin for a period represents net interest income for that period divided by average interest-earning assets for that period.
(8)

Efficiency ratio for a period represents noninterest expenses, excluding the amortization of core deposit intangibles, for that period divided by the sum of net interest income and noninterest income for that period.

(9)	IBTX calculates its dividend payout ratio for each period presented as the dividends paid per share for such period divided by its basic earnings per share for such period.
(10)	Nonperforming loans include nonaccrual loans, loans past due 90 days or more and still accruing interest, and accruing loans modified under troubled debt restructurings.
(11)

Prior to 2015, IBTX calculated its risk-weighted assets using the standardized method of the Basel II Framework, as implemented by the Federal Reserve and the FDIC. Beginning January 1, 2015, IBTX calculated its risk-weighted assets using the Basel III Framework. The common equity tier 1 capital to risk-weighted assets ratio was a new ratio required under the Basel III Framework, effective January 1, 2015. This ratio is not applicable for periods prior to January 1, 2015.

(12)	IBTX calculates common equity as of the end of the period as total stockholders’ equity less the preferred stock at period end.
(13)

IBTX calculates tangible common equity as of the end of a period as total common stockholders’ equity (excluding preferred stock) less goodwill and other intangible assets as of the end of the period and calculates tangible assets as of the end of a period as total assets less goodwill and other intangible assets as of the end of the period. Tangible common equity to tangible assets is a non-GAAP financial measure, and as IBTX calculates tangible common equity to tangible assets, the most directly comparable GAAP financial measure is total common equity to total assets. IBTX believes that the presentation of tangible common equity to tangible assets provides useful information to investors regarding its financial condition because, as do its management, banking regulators, many financial analysts and other investors, you can use the tangible common equity in conjunction with more traditional bank capital ratios to assess its capital adequacy without the effect of its goodwill and core deposit intangibles and compare its capital adequacy with the capital adequacy of other banking organizations with significant amounts of goodwill and/or core deposit intangibles. A reconciliation of the ratios of tangible common equity to tangible assets to the ratios of total common equity to total assets is presented below.

(14)	Excludes mortgage purchase loans.
(15)	Nonperforming loans and assets excludes loans acquired with deteriorated credit quality.

Reconciliations of Non-GAAP Financial Measures

The following information reconciles: (i) IBTX’s tangible book value per common share, a non-GAAP financial measure, as of the dates presented to IBTX’s book value per common share, a financial measure calculated and presented in accordance with GAAP, as of the dates presented; and (ii) its ratio of tangible common equity to tangible assets, a non-GAAP financial measure, as of the dates presented to IBTX’s ratio of total common equity to total assets, a financial measure calculated and presented in accordance with GAAP, as of the dates presented.

	September 30		December 31,
	2019	2018	2018	2017	2016	2015	2014
	(unaudited)
(dollars in thousands except per share)
Tangible Common Equity
Total common equity	$2,298,932	1,567,184	$1,606,433	$1,336,018	$672,365	$603,371	$516,913
Adjustments:
Goodwill	(994,021)	(721,784)	(721,797)	(621,458)	(258,319)	(258,643)	(229,457)
Core deposit intangibles, net	(106,855)	(46,533)	(45,042)	(43,244)	(14,177)	(16,357)	(12,455)

Tangible Common Equity	$1,198,056	$798,867	$839,594	$671,316	$399,869	$328,371	$275,001

Common shares outstanding	42,952,642	30,477,648	30,600,582	28,254,893	18,870,312	18,399,194	17,032,669
Book value per common share	$53.52	$51.42	$52.50	$47.28	$35.63	$32.79	$30.35
Tangible book value per common share	$27.89	$26.21	$27.44	$23.76	$21.19	$17.85	$16.15
Tangible Assets
Total assets—GAAP	$14,959,127	$9,891,464	$9,849,965	$8,684,463	$5,852,801	$5,055,000	$4,132,639
Adjustments:
Goodwill	(994,021)	(721,784)	(721, 797)	(621,458)	(258,319)	(258,643)	(229,457)
Core deposit intangibles	(106,855)	(46,533)	(45,042)	(43,244)	(14,177)	(16,357)	(12,455)

Tangible Assets	$13,858,251	$9,123,147	$9,083,126	$8,019,761	$5,580,305	$4,780,000	$3,890,727

Total common equity to total assets	15.37%	15.84%	16.31%	15.38%	11.49%	11.94%	12.51%
Tangible common equity to tangible assets	8.65	8.76	9.24	8.37	7.17	6.87	7.07

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF TCBI

The following selected historical consolidated financial information of TCBI as of and for the nine months ended September 30, 2019 and September 30, 2018, has been derived from TCBI’s unaudited consolidated financial statements as of and for the nine months ended September 30, 2019 and September 30, 2018, respectively, incorporated by reference in this joint proxy statement/prospectus. The following selected consolidated financial information of TCBI as of and for the years ended December 31, 2018, 2017 and 2016, has been derived from TCBI’s audited consolidated financial statements incorporated by reference in this joint proxy statement/prospectus, and the selected consolidated financial information as of and for the years ended December 31, 2015 and 2014, has been derived from TCBI’s audited consolidated financial statements not appearing or incorporated by reference in this joint proxy statement/prospectus.

You should read the following financial information relating to TCBI in conjunction with other information contained in this joint proxy statement/prospectus, including consolidated financial statements of TCBI and related accompanying notes appearing in TCBI’s Annual Report on Form 10-K most recently filed with the SEC and in the Quarterly Reports on Form 10-Q of TCBI filed with the SEC after that Annual Report on Form 10-K was filed, and the financial statements in any Current Report on Form 8-K of TCBI that was filed with the SEC after such Annual Report on Form 10-K, each of which reports is incorporated by reference in this joint proxy statement/prospectus. TCBI’s historical results for any prior period are not necessarily indicative of results to be expected in any future period, and TCBI’s historical results for the nine months ended September 30, 2019, are not necessarily indicative of its results to be expected for all of 2019. In addition, the selected financial information in the table immediately below does not include, on any basis, the results or financial condition of IBTX for any period or as of any date. For more information, see the section entitled “Where You Can Find More Information” beginning on page 201.

(dollars in thousands except per share data)	As of and for the Nine Months Ended September 30,		As of and for the Year Ended December 31,
	2019	2018	2018	2017	2016	2015	2014
Selected Income Statement Data
Interest income	$1,027,555	$842,475	$1,164,193	$879,299	$703,408	$602,958	$514,547
Interest expense	296,220	168,288	249,333	117,971	63,594	46,428	37,582
Net interest income	731,335	674,187	914,860	761,328	639,814	556,530	476,965
Provision for credit losses	58,000	52,000	87,000	44,000	77,000	53,250	22,000
Net interest income after provision for credit losses	673,335	622,187	827,860	717,328	562,814	503,280	454,965
Noninterest income	74,679	62,744	78,024	74,256	60,780	47,738	42,511
Noninterest expense	431,309	395,234	525,096	465,876	382,397	326,523	285,114
Income tax expense	67,756	60,764	79,964	128,645	86,078	79,641	76,010
Net income	248,949	228,933	300,824	197,063	155,119	144,854	136,352
Preferred stock dividends	7,313	7,313	9,750	9,750	9,750	9,750	9,750
Net income available to common shareholders	241,636	221,620	291,074	187,313	145,369	135,104	126,602
Per Share Data (Common Stock)
Earnings:
Basic	$4.81	$4.45	$5.83	$3.78	$3.14	$2.95	$2.93
Diluted (1)	4.80	4.41	5.79	3.73	3.11	2.91	2.88
Book value (2)	51.82	45.37	46.82	41.35	37.56	32.12	29.17
Tangible book value per common share (3)	51.46	45.00	46.45	40.97	37.17	31.69	28.72

(dollars in thousands except per share data)	As of and for the Nine Months Ended September 30,				As of and for the Year Ended December 31,
	2019		2018		2018		2017		2016		2015		2014
Selected Period End Balance Sheet Data
Total assets	$33,526,437		$27,127,107		$28,257,767		$25,075,645		$21,697,134		$18,903,821		$15,900,034
Liquidity assets (4)	4,993,185		2,615,570		2,865,874		2,727,581		2,725,645		1,681,374		1,233,990
Investment securities	238,022		117,389		120,216		23,511		24,874		29,992		41,719
Loans, held for sale	2,674,225		1,651,930		1,969,474		1,011,004		968,929		86,075		—
Loans, held for investment, excluding mortgage finance	16,772,824		16,569,538		16,690,550		15,366,252		13,001,011		11,745,674		10,154,887
Loans, held for investment, mortgage finance	7,951,432		5,477,787		5,877,524		5,308,160		4,497,338		4,966,276		4,102,125
Allowance for loan losses	190,138		190,306		191,522		184,655		168,126		141,111		100,954
Goodwill and intangibles	18,217		18,687		18,570		19,040		19,512		19,960		20,558
Other real estate owned	—		79		79		11,742		18,961		278		568
Noninterest-bearing deposits	10,289,572		7,031,460		7,317,161		7,812,660		7,994,201		6,386,911		5,011,619
Interest-bearing deposits	17,123,731		13,354,177		13,288,952		11,310,520		9,022,630		8,697,708		7,661,681
Other borrowings	2,639,967		3,686,818		4,541,174		3,165,040		2,109,575		1,643,051		1,192,681
Subordinated notes	282,038		281,677		281,767		281,406		281,044		280,682		280,321
Trust preferred subordinated debentures	113,406		113,406		113,406		113,406		113,406		113,406		113,406
Preferred Stock	150,000		150,000		150,000		150,000		150,000		150,000		150,000
Total stockholders’ equity	2,757,433		2,426,442		2,500,394		2,202,721		2,009,557		1,623,533		1,484,190
Selected Performance Metrics (5)
Return on average assets (6)	1.12%		1.23%		1.19%		0.87%		0.74%		0.79%		1.05%
Return on average common equity (6)	12.99		13.62		13.14		9.51		9.27		9.65		11.31
Net interest margin (7)	3.41		3.78		3.78		3.49		3.14		3.14		3.78
Efficiency ratio (8)	53.51		53.63		52.89		55.75		54.58		54.04		54.88
Non-interest expense to average earning assets	2.00		2.20		2.15		2.12		1.88		1.84		2.26
Credit Quality Ratios
Nonperforming assets to total loans held for investment plus OREO (9)	0.49%		0.49%		0.36%		0.55%		1.07%		1.08%		0.31%
Non-accrual loans to total loans held for investment	0.49		0.49		0.36		0.49		0.96		1.08		0.30
Allowance for loan losses to non-accrual loans	1.6	x	1.8	x	2.4	x	1.8	x	1.0	x	.8	x	2.3	x
Allowance for loan losses to total loans held for investment	0.77%		0.86%		0.85%		0.89%		0.96%		0.84%		0.71%
Net charge-offs to average total loans held for investment (5)	0.35		0.29		0.37		0.16		0.29		0.07		0.05

(dollars in thousands except per share data)	As of and for the Nine Months Ended September 30,		As of and for the Year Ended December 31,
	2019	2018	2018	2017	2016	2015	2014
Capital Ratios
Common equity tier 1 capital to risk-weighted assets (10)	8.59%	8.64%	8.58%	8.45%	8.97%	7.47%	7.89%
Tier 1 capital to average assets	8.63	9.70	9.87	9.15	9.34	8.92	10.76
Tier 1 capital to risk-weighted assets (10)	9.45	9.62	9.53	9.52	10.23	8.81	9.46
Total capital to risk-weighted assets (10)	11.05	11.47	11.31	11.50	12.48	11.05	11.83
Total common equity to total assets (11)	7.78	8.39	8.32	8.19	8.57	7.79	8.39
Tangible common equity to tangible assets (11)	7.70	8.33	8.26	8.11	8.49	7.69	8.26

(1)

TCBI calculates its diluted earnings per share for each period shown as its net income available to common stockholders divided by the weighted-average number of its common shares outstanding during the relevant period adjusted for the dilutive effect of stock options and non-vested stock awards granted using the treasury stock method. Earnings per share on a basic and diluted basis were calculated using the following outstanding share amounts:

	As of and for the Nine Months Ended September 30,		For the Year Ended December 31,
	2019	2018	2018	2017	2016	2015	2014
Weighted average shares outstanding-basic	50,273,485	49,853,515	49,936,702	49,587,169	46,239,210	45,808,440	43,236,344
Weighted average shares outstanding-diluted	50,392,762	50,209,428	50,272,872	50,259,834	46,765,902	46,437,872	44,003,256

(2)

Book value per share equals TCBI’s total common stockholders’ equity (excludes preferred stock) as of the date presented divided by the number of shares of its common stock outstanding as of the date presented. The number of shares of TCBI common stock outstanding as of September 30, 2019 and 2018, was 50,317,654 and 50,177,260, respectively, and as of December 31, 2018, 2017, 2016, 2015 and 2014 was 50,200,710 shares, 49,643,344 shares, 49,503,662 shares, 45,873,807 shares and 45,735,007 shares, respectively.

(3)

TCBI calculates tangible book value per common share as of the date presented as total common stockholders’ equity (excludes preferred stock) less goodwill and intangibles divided by the number of shares of its common stock oustanding at the end of that period. Tangible book value per common share is a non-GAAP financial measure, and, as TCBI calculates tangible book value per common share, the most directly comparable GAAP financial measure is book value per common share. TCBI believes that the presentation of tangible book value per common share provides useful information to investors regarding its financial condition because, as do its management, banking regulators, many financial analysts and other investors, you can use the tangible book value in conjunction with more traditional bank capital ratios to assess its capital adequacy without the effect of its goodwill and intangibles and compare its capital adequacy with the capital adequacy of other banking organizations with significant amounts of goodwill and/or other intangibles, which typically stem from the use of the purchase accounting method of accounting for mergers and acquisitions. A reconciliation of tangible book value to total common stockholders’ equity is presented below.

(4)	Liquidity assets include Federal funds sold and interest-bearing deposits in other banks.
(5)	The values for the selected performance metrics and for the net charge-offs to average loans outstanding ratio presented for the nine months ended September 30, 2019 and 2018 are annualized.
(6)

TCBI has calculated its return on average assets and return on average common equity (excludes preferred stock) for the period by dividing net income for that period by its average assets and average equity, excluding preferred stock, respectively, for that period. TCBI calculates its average assets and average common equity (excludes preferred stock) for a period by dividing the sum of its total asset balance or total stockholder’s equity, excluding preferred stock, balance, respectively, as of the close of business on each day in the relevant period and dividing by the number of days in the period.
(7)	Net interest margin for a period represents net interest income for that period divided by average interest-earning assets for that period.
(8)	Efficiency ratio for a period represents noninterest expenses for that period divided by the sum of net interest income and noninterest income for that period.
(9)	Nonperforming assets include nonaccrual loans and other real estate owned.
(10)

Prior to 2015, TCBI calculated its risk-weighted assets using the standardized method of the Basel II Framework, as implemented by the Federal Reserve and the FDIC. Beginning January 1, 2015, TCBI calculated its risk-weighted assets using the Basel III Framework. The common equity tier 1 capital to risk-weighted assets ratio was a new ratio required under the Basel III Framework, effective January 1, 2015. This ratio is not required for periods prior to January 1, 2015.

(11)

TCBI calculates tangible common equity as of the date presented as total common stockholders’ equity (excludes preferred stock) less accumulated other comprehensive income and goodwill and intangibles and calculates tangible assets as of the date presented as total assets less accumulated other comprehensive income and goodwill and intangibles. Tangible common equity to tangible assets is a non-GAAP financial measure, and as TCBI calculates tangible common equity to tangible assets, the most directly comparable GAAP financial measure is total common equity to total assets. TCBI believes that the presentation of tangible common equity to tangible assets provides useful information to investors regarding its financial condition because, as do its management, banking regulators, many financial analysts and other investors, you can use the tangible common equity in conjunction with more traditional bank capital ratios to assess its capital adequacy without the effect of its goodwill and intangibles and compare its capital adequacy with the capital adequacy of other banking organizations with significant amounts of goodwill and/or intangibles. A reconciliation of the ratios of tangible common equity to tangible assets to the ratios of total common equity to total assets is presented below.

Reconciliations of Non-GAAP Financial Measures

The following information reconciles: (i) TCBI’s tangible book value per common share, a non-GAAP financial measure, as of the dates presented to TCBI’s book value per common share, a financial measure calculated and presented in accordance with GAAP, as of the dates presented; and (ii) its ratio of tangible common equity to tangible assets, a non-GAAP financial measure, as of the dates presented to TCBI’s ratio of total common equity to total assets, a financial measure calculated and presented in accordance with GAAP, as of the dates presented.

	September 30		December 31,
	2019	2018	2018	2017	2016	2015	2014
	(unaudited)
(dollars in thousands except per share)
Tangible Common Equity
Total common equity	$2,607,433	$2,276,442	$2,350,394	$2,052,721	$1,859,557	$1,473,533	$1,334,190
Adjustments:
Goodwill and intangibles	18,217	18,687	18,570	19,040	19,512	19,960	20,588

Tangible Common Equity	$2,589,216	$2,257,755	$2,331,824	$2,033,681	$1,840,045	$1,453,573	$1,313,602

Common shares outstanding	50,317,654	50,177,260	50,200,710	49,643,344	49,503,662	45,873,807	45,735,007
Book value per common share	$51.82	$45.37	$46.82	$41.35	$37.56	$32.12	$29.17
Tangible book value per common share	$51.46	$45.00	$46.45	$40.97	$37.17	$31.69	$28.72

	September 30		December 31,
	2019	2018	2018	2017	2016	2015	2014
	(unaudited)
(dollars in thousands)
Tangible Common Equity
Total common equity	$2,607,433	$2,276,442	$2,350,394	$2,052,721	$1,859,557	$1,473,533	$1,334,190
Adjustments:
Accumulated other comprehensive income	9,011	(1,376)	518	428	415	718	1,289
Goodwill and intangibles	18,217	18,687	18,570	19,040	19,512	19,960	20,588

Tangible Common Equity	$2,580,205	$2,259,131	$2,331,306	$2,033,253	$1,839,630	$1,452,855	$1,312,313

Tangible Assets
Total assets—GAAP	$33,526,437	$27,127,107	$28,257,767	$25,075,645	$21,697,134	$18,903,821	$15,900,034
Adjustments:
Accumulated other comprehensive income	9,011	(1,376)	518	428	415	718	1,289
Goodwill and intangibles	18,217	18,687	18,570	19,040	19,512	19,906	20,588

Tangible Assets	$33,499,209	$27,109,796	$28,238,679	$25,056,177	$21,677,207	$18,883,197	$15,878,157

Total common equity to total assets	7.78%	8.39%	8.32%	8.19%	8.57%	7.79%	8.39%
Tangible common equity to tangible assets	7.70	8.33	8.26	8.11	8.49	7.69	8.26

UNAUDITED PRO FORMA COMBINED

CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following tables show the condensed consolidated financial information for each of IBTX and TCBI, as well as unaudited pro forma combined condensed consolidated financial information for IBTX and TCBI reflecting the merger and pro forma adjustments described in the accompanying notes. IBTX and TCBI have prepared the unaudited pro forma combined condensed consolidated statements of income to present on a pro forma basis the combined condensed consolidated statements of income of IBTX assuming that the merger was consummated on January 1, 2018, and assuming that IBTX’s acquisition of Guaranty Bancorp (“Guaranty”) was consummated on January 1, 2018, and to provide information with respect to the pro forma consolidated results of operations that IBTX would have had for the year ended December 31, 2018, and the nine months ended September 30, 2019, had the merger been consummated on January 1, 2018 and had IBTX’s acquisition of Guaranty been consummated on January 1, 2018. IBTX and TCBI have prepared the unaudited pro forma combined condensed consolidated statement of financial condition appearing below to present on a pro forma basis the consolidated condensed statement of financial condition of IBTX assuming that the merger was consummated on September 30, 2019.

The unaudited pro forma combined condensed consolidated financial information appearing below assumes that the merger is accounted for as a reverse acquisition using the acquisition method of accounting, pursuant to FASB Topic 805-10, Business Combinations, with IBTX treated as the legal acquirer and TCBI treated as the accounting acquirer. In identifying TCBI as the acquiring entity for accounting purposes, IBTX and TCBI took into account a number of factors as of the date of this joint proxy statement/prospectus, including the relative voting rights of all equity instruments in the combined company and the intended corporate governance structure of the combined company. No single factor was the sole determinant in the overall conclusion that TCBI is the acquirer for accounting purposes; rather all factors were considered in arriving at such conclusion. See the section entitled “The Merger—Accounting Treatment” beginning on page 144. Under the acquisition method of accounting, the assets and liabilities of IBTX, as the accounting acquiree, will be recorded at their respective fair values as of the date the merger is completed.

IBTX and TCBI have not had sufficient time to completely evaluate the significant identifiable long-lived tangible and identifiable intangible assets of IBTX. Accordingly, the unaudited pro forma adjustments, including the allocations of the purchase price, are preliminary and have been made solely for the purpose of providing unaudited pro forma combined condensed consolidated financial information with materially relevant estimated adjustments. Certain reclassifications have been made to the historical financial statements of IBTX to conform to the presentation in TCBI’s financial statements. Accordingly, the unaudited pro forma combined condensed consolidated financial information is presented for illustrative purposes only and is not necessarily indicative of the results that might have occurred had the merger taken place on January 1, 2018, for statement of income purposes and on September 30, 2019, for financial condition purposes, and is not intended to be a projection of future results. Historical results for any prior period are not necessarily indicative of results to be expected in any future period, and historical results for the nine months ended September 30, 2019, are not necessarily indicative of results to be expected for all of 2019. A final determination of the acquisition consideration and fair values of IBTX’s assets and liabilities, which cannot be made prior to the completion of the merger, will be based on the actual net tangible and intangible assets of IBTX that exist as of the date of completion of the merger. Consequently, amounts preliminarily allocated to goodwill and identifiable intangibles could change significantly from those allocations used in the unaudited pro forma combined condensed consolidated financial information presented below and could result in a material change in amortization of acquired intangible assets.

In connection with the plan to integrate the operations of IBTX and TCBI following the completion of the merger, IBTX and TCBI anticipate that nonrecurring charges, such as costs associated with systems implementation, severance, and other costs related to exit or disposal activities, could be incurred. IBTX and TCBI are not able to determine the timing, nature and amount of these charges as of the date of this joint proxy statement/prospectus. However, these charges could affect the results of operations of IBTX and TCBI, as well as those of the combined company following the completion of the merger, in the period in which they are recorded. The unaudited pro forma combined condensed consolidated financial information does not include the effects of the costs associated with any restructuring or integration activities resulting from the transaction, as they are nonrecurring in nature and not factually supportable at the time that the unaudited pro forma combined condensed consolidated financial information was prepared. Additionally, the unaudited pro forma adjustments do not give effect to any nonrecurring or unusual restructuring charges that may be incurred as a result of the integration of the two companies or any anticipated disposition of assets that may result from such integration

(other than related to IBTX’s acquisition of Guaranty). Estimated direct contractually obligated after-tax merger costs are reflected in the accompanying unaudited pro forma combined condensed consolidated statements of financial condition. See accompanying notes to the unaudited pro forma combined condensed consolidated financial information for additional information regarding estimated merger and integration costs.

In addition, future results may differ materially from the results reflected because of various factors, including those discussed in the section entitled “Risk Factors” beginning on page 55 and appearing under the caption “Risk Factors” in IBTX’s and TCBI’s most recently filed Annual Reports on Form 10-K and in any subsequently filed Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, which are incorporated by reference in this joint proxy statement/prospectus, and the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 52. Among other factors, the actual amounts recorded as of the completion of the merger may differ materially from the information presented in these unaudited pro forma combined financial statements as a result of:

•	changes in the trading price for TCBI’s common stock;

•	net cash used or generated in IBTX’s or TCBI’s operations between the signing of the merger agreement and the completion of the merger;

•

the timing of the completion of the merger, changes in total merger-related expenses, and integration costs, including costs associated with systems implementation, severance, and other costs related to exit or disposal activities;

•	other changes in IBTX’s or TCBI’s net assets that occur prior to the completion of the merger, which could cause material differences in the information presented below; and

•	changes in the financial results of the combined company.

The unaudited pro forma combined condensed consolidated financial information is provided for illustrative information purposes only. The unaudited pro forma combined condensed consolidated financial information is not necessarily, and should not be assumed to be, an indication of the actual results that would have been achieved had the merger been completed as of the dates indicated or that may be achieved in the future. The preparation of the unaudited pro forma combined financial statements and related adjustments required management to make certain assumptions and estimates. The unaudited pro forma combined financial statements should be read together with:

•	the accompanying notes to the unaudited pro forma combined condensed consolidated financial statements;

•

IBTX’s separate audited historical consolidated financial statements and accompanying notes as of and for the year ended December 31, 2018, included in IBTX’s Annual Report on Form 10-K for the year ended December 31, 2018;

•

IBTX’s separate unaudited historical consolidated financial statements and accompanying notes as of and for the nine months ended September 30, 2019, included in IBTX’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019;

•

TCBI’s separate audited historical consolidated financial statements and accompanying notes as of and for the year ended December 31, 2018, included in TCBI’s Annual Report on Form 10-K for the year ended December 31, 2018;

•

TCBI’s separate unaudited historical consolidated financial statements and accompanying notes as of and for the nine months ended September 30, 2019, included in TCBI’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019;

•

Guaranty’s separate audited historical consolidated financial statements and accompanying notes for the year ended December 31, 2018, included in IBTX’s Current Report on Form 8-K filed on January 21, 2020; and

•

other information pertaining to IBTX and TCBI contained in or incorporated by reference into this joint proxy statement/prospectus. See the sections entitled “—Selected Consolidated Historical Financial Data of IBTX” and “—Selected Consolidated Historical Financial Data of TCBI” included elsewhere in this joint proxy statement/prospectus.

Pro Forma Combined Condensed Consolidated Statements of Financial Condition

As of September 30, 2019

(Unaudited)

(Amounts in thousands, except per share data)	IBTX as Reported	TCBI as Reported	Pro Forma Adjustments		Pro Forma IBTX and TCBI
ASSETS
Cash and cash equivalents	$570,101	$5,209,270	$—		$5,779,371
Certificates of deposits held in other banks	5,715	—	—		5,715
Investment securities	1,083,816	238,022	—		1,321,838
Loans held for sale	32,929	2,674,225	—		2,707,154
Loans held for investment, gross	11,595,029	24,724,256	(192,729)	(1)	36,126,556
Allowance for loan loss	(50,447)	(190,138)	50,447	(2)	(190,138)
Premises and equipment	240,991	32,667	—		273,658
Goodwill	994,021	15,094	174,207	(3)	1,183,322
Other intangible assets, net	106,855	3,123	49,256	(4)	159,234
Deferred Tax Asset	9,259	31,844	19,536	(5)	60,639
Interest receivable and other assets	370,858	788,074	—		1,158,932

Total assets	$14,959,127	$33,526,437	$100,717		$48,586,281

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Noninterest bearing	$3,218,055	$10,289,572	$—		$13,507,627
Interest bearing	8,509,830	17,123,731	—		25,633,561

Total deposits	11,727,885	27,413,303	—		39,141,188
Fed funds purchased and repurchase agreements	—	139,967	—		139,967
Other borrowings	590,000	2,500,000	—		3,090,000
Subordinated notes, net	177,642	282,038	—		459,680
Trust preferred subordinated debentures	53,775	113,406	—		167,181
Interest payable and other liabilities	110,893	320,290	96,976	(6)	528,159

Total liabilities	12,660,195	30,769,004	96,976		43,526,175

Stockholders’ equity:
Preferred stock	—	150,000	—	(7)	150,000
Common stock	430	503	16	(8)	949
Additional paid-in capital	1,924,385	974,799	440,035	(9)	3,339,219
Retained earnings	354,177	1,623,128	(416,378)	(9)	1,560,927
Treasury Stock	—	(8)	8	(9)	—
Accumulated comprehensive income	19,940	9,011	(19,940)	(10)	9,011

Total stockholders’ equity	2,298,932	2,757,433	3,741		5,060,106

Total liabilities and stockholders’ equity	$14,959,127	$33,526,437	$100,717		$48,586,281

Book value per common share (a)	$53.52	$51.82			$51.77

(a)

The pro forma book value per share amounts were calculated by totaling the historic stockholders’ equity (excluding preferred stock) of IBTX and TCBI, adjusted for purchase accounting entries, and dividing the resulting amount by the pro forma shares of IBTX and TCBI, giving effect to the merger as if it had occurred as of the beginning of the period presented. The pro forma shares of IBTX and TCBI reflect historical shares, plus historical shares of TCBI, as adjusted based on the fixed exchange ratio of 1.0311 shares of IBTX common stock for each share of TCBI common stock. The number of shares to be issued is subject to adjustment in certain limited circumstances. See Note 2 for pro forma share information.

See accompanying notes to unaudited pro forma combined condensed consolidated financial statements.

Pro Forma Combined Condensed Consolidated Statements of Income

For The Nine Month Period Ended September 30, 2019

(Unaudited)

(Amounts in thousands, except per share data)	IBTX as Reported	TCBI as Reported	Pro Forma Adjustments			Pro Forma IBTX and TCBI
Interest income
Interest & fees on loans	$457,626	$971,889	$61,908	(11)		$1,491,423
Interest on securities	22,527	6,036	(3,734)	(12)		24,829
Interest on other	8,393	49,630	—			58,023

Total interest income	488,546	1,027,555	58,174			1,574,275

Interest expense
Interest on deposits	92,550	222,550	—			315,100
Interest on other borrowings	19,308	73,670	—			92,978

Total interest expense	111,858	296,220	—			408,078

Net interest income	376,688	731,335	58,174			1,166,197
Provision for loan losses	13,196	58,000	—			71,196

Net interest income after provision	363,492	673,335	58,174			1,095,001

Noninterest income	59,947	74,679	—			134,626
Noninterest expense	241,521	431,309	(6,522)	(13	)(14)	666,308

Income before taxes	181,918	316,705	64,696			563,319
Income tax expense	39,418	67,756	13,586	(15)		120,760

Net income	142,500	248,949	51,110			442,559
Preferred stock dividends	—	7,313	—			7,313

Net income available to common stockholders	$142,500	$241,636	$51,110			$435,246

Pro Forma Combined Per Share Data
(Common Stock)(a)
Earnings:
Basic	$3.29	$4.81				$4.57
Diluted	$3.29	$4.80				$4.56
Dividends (b)	$0.75	—				$0.75
Weighted average shares outstanding:(a)
Basic	43,344,400	50,273,485	1,617,962	(16)		95,235,847
Diluted	43,344,400	50,392,762	1,621,672	(16)		95,358,834

(a)

The pro forma combined earnings per share amounts were calculated by totaling the historical earnings of IBTX and TCBI, adjusted for purchase accounting entries, and dividing the resulting amount by the average pro forma shares of IBTX and TCBI, giving effect to the merger as if it had occurred as of the beginning of the period presented. The average pro forma shares of IBTX and TCBI reflect historical basic and diluted shares, plus historical basic and diluted average shares of TCBI, as adjusted based on the fixed exchange ratio of 1.0311 shares of IBTX common stock for each share of TCBI common stock. The number of shares to be issued is subject to adjustment in certain limited circumstances. See pro forma adjustment (16) in Note 4.

(b)	Pro forma combined cash dividends paid represents IBTX’s historical amounts only. IBTX declared and paid total dividends of $32.6 million for the nine months ended September 30, 2019.

See accompanying notes to unaudited pro forma combined condensed consolidated financial statements.

Pro Forma Combined Condensed Consolidated Statements of Income

For The Year Ended December 31, 2018

(Unaudited)

(Amounts in thousands, except per share data)	IBTX as Reported	Guaranty as Reported	Pro Forma Adjustments			Pro Forma IBTX and Guaranty	TCBI as Reported	Pro Forma Adjustments			Pro Forma IBTX and TCBI
Interest income
Interest & fees on loans	$384,791	$134,532	$22,222	(17)		$541,545	$1,124,970	$82,544	(11)		$1,749,059
Interest on securities	18,587	15,179	4,418	(18)		38,184	2,834	(4,978)	(12)		36,040
Interest on other	3,912	1,747	—			5,659	36,389	—			42,048

Total interest income	407,290	151,458	26,640			585,388	1,164,193	77,566			1,827,147

Interest expense
Interest on deposits	60,767	11,948	—			72,715	185,116	—			257,831
Interest on other borrowings	20,271	8,551	—			28,822	64,217	—			93,039

Total interest expense	81,038	20,499	—			101,537	249,333	—			350,870

Net interest income	326,252	130,959	26,640			483,851	914,860	77,566			1,476,277
Provision for loan losses	9,860	1,137	—			10,997	87,000	—			97,997

Net interest income after provision	316,392	129,822	26,640			472,854	827,860	77,566			1,378,280

Noninterest income	42,224	29,759	—			71,983	78,024	—			150,007
Noninterest expense	198,619	88,289	2,000	(19	)(20)	288,908	525,096	4,926	(13	)(14)	818,930

Income before taxes	159,997	71,292	24,640			255,929	380,788	72,640			709,357
Income tax expense	31,738	15,129	5,174	(15)		52,041	79,964	15,254	(15)		147,259

Net income	128,259	56,163	19,466			203,888	300,824	57,386			562,098
Preferred stock dividends	—	—	—			—	9,750	—			9,750

Net income available to common stockholders	$128,259	$56,163	$19,466			$203,888	$291,074	$57,386			$552,348

Pro Forma Combined Per Share Data
(Common Stock)(a)
Earnings:
Basic	$4.33	$1.95				$4.77	$5.83				$5.83
Diluted	$4.33	$1.93				$4.75	$5.79				$5.81
Dividends (b)	$0.54	$0.65				$0.54	—				$0.54
Weighted average shares outstanding:(a)
Basic	29,599,119	28,857,324	(15,677,576)	(21)		42,778,867	49,936,702	1,954,745	(16)		94,670,314
Diluted	29,599,119	29,130,647	(15,818,666)	(21)		42,911,100	50,272,872	1,965,200	(16)		95,149,172

(a)

The pro forma combined earnings per share amounts were calculated by totaling the historical earnings of IBTX and Guaranty and pro forma IBTX and historical TCBI, adjusted for purchase accounting entries, and dividing the resulting amount by the average pro forma shares of IBTX and Guaranty and pro forma IBTX and TCBI, giving effect to the mergers as if they had occurred as of the beginning of the period presented. The average pro forma shares of IBTX and Guaranty and IBTX and TCBI reflect historical basic and diluted shares, plus historical basic and diluted average shares of Guaranty and TCBI, as adjusted based on the assumed fixed exchange ratio of 0.45 and 1.0311 shares of IBTX common stock for each share of Guaranty and TCBI common stock, respectively. The number of shares to be issued is subject to adjustment in certain limited circumstances. See pro forma adjustment (16) and (21) in Note 4.

(b)	Pro forma combined cash dividends paid represents IBTX’s historical amounts only. IBTX declared and paid total dividends of $15.9 million for the year ended December 31, 2018.

See accompanying notes to unaudited pro forma combined condensed consolidated financial statements.

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

Note 1. Basis of Presentation

The unaudited pro forma combined condensed consolidated financial information and explanatory notes have been prepared to illustrate the effects of the merger involving IBTX and TCBI under the acquisition method of accounting with IBTX treated as the legal acquirer and TCBI treated as the accounting acquirer, and IBTX’S acquisition of Guaranty which was effective on January 1, 2019. The unaudited pro forma combined condensed consolidated financial information is presented for illustrative purposes only and does not necessarily indicate the financial results of the combined companies had the companies actually been combined at the beginning of the periods presented, nor does it necessarily indicate the results of operations in future periods or the future financial position of the combined entities. Under the acquisition method of accounting, the assets and liabilities of IBTX (as the accounting acquiree), as of the effective date of the merger, will be recorded at their respective fair values, and the excess of the purchase price consideration over the fair value of IBTX’s net assets will be allocated to goodwill. See Note 2 to the unaudited pro forma combined condensed consolidated financial information for detailed calculations of the estimated purchase price.

The merger, which is currently expected to be completed in mid-2020, provides for TCBI common shareholders to receive 1.0311 shares of IBTX common stock for each share of TCBI common stock they hold immediately prior to the merger.

The pro forma purchase price allocation reflected in the unaudited pro forma combined condensed consolidated financial information is subject to adjustment and may vary from the actual purchase price allocation that will be recorded at the time the merger is completed. Adjustments may include, but not be limited to, changes in (i) IBTX’s statement of financial condition and operating results through the effective time of the merger; (ii) the aggregate value of the accounting purchase price determination if the price of shares of TCBI common stock varies from the assumed $56.77 per share, which represents the closing share price of TCBI common stock on December 31, 2019; (iii) total merger-related expenses from amounts included herein; and (iv) the underlying values of assets and liabilities.

The accounting policies of both IBTX and TCBI are in the process of being reviewed in detail, and IBTX and TCBI have not identified all adjustments necessary to conform the respective accounting policies of IBTX and TCBI to a single accounting policy. As a result of that review, differences could be identified between the accounting policies of the two companies that, when conformed, could have a material impact on the combined company’s financial information.

As a result of the foregoing, the pro forma adjustments are preliminary and are subject to change as additional information becomes available and as additional analysis is performed. The preliminary pro forma adjustments have been made solely for the purpose of providing the unaudited pro forma combined condensed consolidated financial information.

Note 2. Purchase Price Determination

The unaudited pro forma combined condensed consolidated statement of financial condition has been adjusted to reflect the preliminary calculation of the estimated purchase price to identifiable net assets acquired. Since the merger will be accounted for as a reverse acquisition, the estimated purchase price was determined in accordance with FASB ASC 805-40-30-2, which explains that the purchase price in a reverse acquisition is determined based on “the number of equity interests the legal acquiree would have had to issue to give the owners of the legal acquirer the same percentage equity interest in the combined entity that results from the reverse acquisition.”

The first step in estimating the purchase price in the merger is to determine the pro forma ownership of the combined institution following the merger. The tables below show the calculation to determine the pro forma ownership of IBTX common stock following the merger using shares of IBTX and TCBI common stock outstanding at September 30, 2019 and the fixed exchange ratio of 1.0311 applied to TCBI outstanding shares adjusted for in-the-money SARs outstanding.

Common Share Summary:	IBTX	TCBI
Current shares outstanding as of September 30, 2019	42,952,642	50,317,654

TCBI in-the-money SARs converted to shares		8,645

Total current shares outstanding to be exchanged	42,952,642	50,326,299

Fixed Exchange Ratio:		1.0311

Pro Forma IBTX Ownership as of September 30, 2019	Pro Forma Shares	Percentage Ownership
IBTX pro forma shares	42,952,642	45%

TCBI pro forma shares	51,891,447	55%

	94,844,089	100%

Pro Forma Ratio of IBTX to TCBI		83%

Next, the hypothetical number of shares TCBI would have to issue to give IBTX owners the same percentage ownership in the combined company is calculated in the table below using the pro forma ratio of IBTX shares to TCBI shares noted above:

Hypothetical TCBI ownership as of September 30, 2019	TCBI Number of Shares	Percentage Ownership
Hypothetical number of TCBI shares issued to IBTX	41,657,106	45%
Current TCBI shares outstanding	50,326,299	55%

	91,983,405	100%

Finally, the purchase price is calculated based on the number of hypothetical shares of TCBI common stock issued to IBTX shareholders multiplied by the TCBI’s closing share price as of December 31, 2019, as demonstrated in the table below (amounts in thousands except per share data).

Reverse Acquisition Purchase Price Determination:
Hypothetical number of TCBI shares issued to IBTX	41,657,106
TCBI price per share as of December 31, 2019	$56.77

Purchase Price Consideration	$2,364,874

Note 3. Preliminary Purchase Price Allocation

The pro forma financial statements include the estimated acquisition accounting entries to record the completion of the merger. The excess of the purchase price over the fair value of net assets acquired, net of deferred taxes, is allocated to goodwill. Estimated fair value adjustments included in the pro forma financial statements are based upon available information and certain assumptions considered reasonable, and may be revised as additional information becomes available.

Core deposit intangible assets of $147.1 million are included in the pro forma adjustments separate from goodwill and will be amortized on a straightline method over ten years. Goodwill totaling $1.2 billion is included in the pro forma adjustments and is not subject to amortization. The purchase price is variable based on the price per share of TCBI’s common stock at the closing date of the merger, which has not yet occurred. Accordingly, a 10% increase or decrease in the price per share of TCBI common stock would result in a corresponding purchase price and goodwill adjustment of approximately $236.5 million.

(Amounts in thousands)
Purchase price consideration		$2,364,874

Fair value of assets acquired:
Cash and cash equivalents	$570,101
Certificates of deposits held in other banks	5,715
Investment securities	1,083,816
Loans held for sale	32,929
Loans held for investment, gross	11,402,300
Premises and equipment	240,991
Other intangible assets, net	156,111
Deferred Tax Asset	28,795
Interest receivable and other assets	370,858

	13,891,616
Fair value of liabilities assumed:
Deposits	11,727,885
Other borrowings	590,000
Subordinated notes	177,642
Trust preferred subordinated debentures	53,775
Interest payable and other liabilities	145,668

	12,694,970

Net assets acquired		1,196,646

Preliminary pro forma goodwill		$1,168,228

Note 4. Pro Forma Adjustments

The following pro forma adjustments have been reflected in the unaudited pro forma combined condensed consolidated financial information. All taxable adjustments were calculated using a 21.0% tax rate to arrive at deferred tax asset or liability adjustments. All adjustments are based on current assumptions and valuations, which are subject to change.

(1)

Adjustment to IBTX’s total loans, net of unrecognized costs, to reflect the estimated fair value of the loan portfolio which includes credit loss expectations and current interest rates. The net adjustment includes the elimination of net unrecognized loan costs of $1.6 million, establishment of an estimated credit mark of $201.4 million, which is partially offset by reversal of IBTX’s existing credit mark on acquired loans of $44.1 million, and recognition of an estimated interest discount of $37 million.

(2)	Elimination of IBTX’s existing allowance for loan losses.

(3)	Adjustments to goodwill to eliminate IBTX’s goodwill of $994 million associated with prior acquisitions and record estimated goodwill associated with the merger of $1.2 billion.

(4)

Adjustments to other intangible assets to eliminate IBTX’s core deposit intangible assets of $97.8 million associated with prior acquisitions and record estimated core deposit intangible assets associated with the merger of $147.1 million, based on a value of 1.50% of IBTX’s non-time customer deposits. Core deposit intangible assets recorded as a result of the merger are expected to be amortized on a straightline basis over a period of ten years.

(5)	Adjustment to net deferred tax assets to reflect the effects of the acquisition accounting adjustments.

(6)	Adjustments to reflect the estimated contractually obligated after-tax merger costs of $97 million.

(7)

No adjustment needed as each share of TCBI series A preferred stock issued and outstanding immediately prior to the merger date will be converted into one share of a newly created series of preferred stock of IBTX.

(8)

Adjustment to reflect the issuance of 51.2 million common shares of IBTX common stock with $0.01 par value per share in connection with the merger and eliminating 50.3 million issued common shares of TCBI common stock with $0.01 par value per share.

(9)

Adjustments to eliminate IBTX’s additional paid in capital of $1.92 billion, record the hypothetical issuance of TCBI common stock in excess of par value of $2.36 billion, which represents the purchase price consideration less 51.2 million common shares classified as $0.01 par value common stock, reclassify TCBI’s historical equity accounts (common stock and treasury stock) into surplus due to the elimination of TCBI’s common stock and eliminate historical retained earnings of IBTX of $354.2 million and recognize contractually obligated after-tax merger costs.

(10)	Adjustment to eliminate historical accumulated other comprehensive income of IBTX.

(11)	Net adjustment to interest income to recognize estimated discounted accretion attributable to recording IBTX’s loan portfolios at fair value as of transaction date.

(12)	Adjustment to interest income to recognize estimated amortization associated with recording IBTX’s investment securities at fair value as of transaction date.

(13)

Adjustment to reverse nonrecurring IBTX/Guaranty merger related transaction costs (e.g., advisory, legal, other professional fees and integration-related costs) of $10.2 million recorded by IBTX related to the acquisition of Guaranty, which closed on January 1, 2019.

(14)	Adjustment to record the estimated incremental amortization of IBTX’s core deposit intangible based on a 10 year life using the straight-line amortization method.

(15)	Adjustment to recognize the tax impact related to pro forma adjustments at 21%.

(16)

Adjustment to eliminate TCBI’s average common shares outstanding during the period presented and recognize the issuance of 51.9 million shares of IBTX common stock based on TCBI’s 50.3 million common shares outstanding, adjusted for in-the-money SARs, at September 30, 2019 and the merger exchange ratio of 1.0311. Average diluted shares outstanding also include the effect of dilutive nonparticipating stock-based awards outstanding during the period presented, adjusted for the merger exchange ratio of 1.0311.

(17)	Net adjustment to interest income to recognize estimated discounted accretion attributable to recording Guaranty’s loan portfolios at fair value as of transaction date.

(18)	Adjustment to interest income to recognize estimated accretion associated with recording Guaranty’s investment securities at fair value as of transaction date.

(19)

Adjustment to reverse nonrecurring IBTX/Guaranty merger related transaction costs (e.g., advisory, legal, other professional fees and integration-related costs) of $1.6 million recorded by IBTX and $2.0 million recorded by Guaranty related to the acquisition of Guaranty, which closed on January 1, 2019.

(20)	Adjustment to record the estimated incremental amortization of Guaranty’s core deposit intangible based on a 10 year life using the straight-line amortization method.

(21)	Adjustment to eliminate Guaranty’s average common shares outstanding during the period presented and recognize the issuance of 13.2 million shares of IBTX common stock, which was issued on

January 1, 2019, the effective date of the Guaranty merger, and was based upon an exchange ratio of 0.45 of Guaranty shares outstanding as of the effective date. Average diluted shares outstanding also include the effect of dilutive nonparticipating stock-based awards outstanding during the period presented, adjusted for the merger exchange ratio of 0.45.

Note 5. Merger Integration Costs

Preliminary IBTX and TCBI merger and integration related costs are estimated to be $180 million on a combined pre-tax basis, with contractually obligated pre-tax merger costs of $110.5 million ($97 million net of tax) due at closing. Contractually obligated merger costs are reflected in the pro forma combined condensed consolidated statement of financial condition as part of the pro forma adjustments discussed in Note 4 pro forma adjustment (6) and (9). Merger and integration related costs are not included in the unaudited pro forma combined condensed consolidated statement of income since they will be recorded in the combined results of income as they are incurred prior to, or after completion of, the merger and are not indicative of what the historical results of the combined company would have been had the companies been actually combined during the periods presented.

Merger and integration related costs related to the IBTX and Guaranty merger incurred by IBTX and Guaranty during 2018 and by IBTX in 2019 are reversed from the results of income reflected in the periods presented. The costs incurred by IBTX during 2019 are reflected in the pro forma combined condensed consolidated statement of financial condition. The pro forma adjustments are discussed in Note 4.

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER COMMON SHARE DATA

The historical per share data for IBTX common stock and TCBI common stock below has been derived from the audited consolidated financial statements of each of IBTX and TCBI as of and for the year ended December 31, 2018 and the unaudited consolidated financial statements of each of IBTX and TCBI as of and for the nine months ended September 30, 2019, each of which is incorporated by reference herein.

The unaudited pro forma combined per share data set forth below gives effect to the merger and IBTX’s acquisition of Guaranty as if each had occurred on January 1, 2018, the beginning of the earliest period presented, in the case of continuing net income per share data, and as of September 30, 2019, in the case of book value per share data, assuming that each outstanding share of TCBI common stock had been converted into shares of IBTX common stock based on the exchange ratio of 1.0311 shares of IBTX common stock for each share of TCBI common stock, and assuming that each outstanding share of Guaranty common stock had been converted into shares of IBTX common stock based on the exchange ratio of 0.45 shares of IBTX common stock for each share of Guaranty common stock in IBTX’s acquisition of Guaranty. The unaudited pro forma combined per share data has been derived from the audited consolidated financial statements for each of IBTX, TCBI and Guaranty as of and for the year ended December 31, 2018 and the unaudited consolidated financial statements for each of IBTX and TCBI as of and for the nine months ended September 30, 2019.

The unaudited pro forma combined per share data has been derived assuming that the merger is accounted for as a reverse acquisition using the acquisition method of accounting. See the section entitled “Unaudited Pro Forma Combined Condensed Consolidated Financial Information” beginning on page 39 for more information. Accordingly, the pro forma adjustments reflect the assets and liabilities of IBTX at their preliminary estimated fair values. Differences between these preliminary estimates and the final values in acquisition accounting will occur and these differences could have a material impact on the unaudited pro forma combined per share information set forth below.

The unaudited pro forma combined per share data does not purport to represent the actual results of operations that the combined company would have achieved had the merger been completed during these periods or to project the future results of operations that the combined company may achieve after the merger.

The unaudited pro forma combined per share equivalent data set forth below shows the effect of the merger from the perspective of an owner of TCBI common stock. The information was calculated by multiplying the unaudited pro forma combined per share data by the exchange ratio of 1.0311.

You should read the information below in conjunction with the selected consolidated historical financial data included elsewhere in this joint proxy statement/prospectus and the historical consolidated financial statements of IBTX and TCBI and related notes that have been filed with the SEC, certain of which are incorporated by reference herein. See the sections entitled “Selected Consolidated Historical Financial Data of IBTX”, “Selected Consolidated Historical Financial Data of TCBI” and “Where You Can Find More Information” beginning on pages 28, 33 and 201, respectively. The unaudited pro forma combined per share data and the unaudited pro forma combined per share equivalent data has been derived from, and should be read in conjunction with, the unaudited pro forma combined condensed consolidated financial information and related notes included in this joint proxy statement/prospectus. See the section entitled “Unaudited Pro Forma Combined Condensed Consolidated Financial Information” beginning on page 39, which is based on and should be read in conjunction with (i) the historical audited consolidated financial statements of IBTX and the related notes included in IBTX’s Annual Report on Form 10-K for the year ended December 31, 2018 and the unaudited consolidated financial statements contained in IBTX’s Quarterly Report on Form 10-Q for the period ended September 30, 2019, and the financial statements in any Current Report on Form 8-K of IBTX that was filed with the SEC after such

Annual Report on Form 10-K and (ii) the historical audited consolidated financial statements of TCBI and the related notes included in TCBI’s Annual Report on Form 10-K for the year ended December 31, 2018 and the unaudited consolidated financial statements contained in TCBI’s Quarterly Report on Form 10-Q for the period ended September 30, 2019, and the financial statements in any Current Report on Form 8-K of TCBI that was filed with the SEC after such Annual Report on Form 10-K each of which is incorporated by reference herein.

	IBTX Historical	TCBI Historical	Pro Forma Combined	Equivalent Pro Forma Per Share of TCBI(a)
	(Unaudited)
Comparative Per Share Data
Book value per share
As of September 30, 2019	$53.52	$51.82	$51.77	$53.38
As of December 31, 2018	52.50	46.82	N/A	N/A
Cash dividends paid
For the nine months ended September 30, 2019	0.75	—	0.75	0.77
For the year ended December 31, 2018	0.54	—	0.54	0.56
Basic earnings
For the nine months ended September 30, 2019	3.29	4.81	4.57	4.71
For the year ended December 31, 2018	4.33	5.83	5.83	6.01
Diluted earnings
For the nine months ended September 30, 2019	3.29	4.80	4.56	4.70
For the year ended December 31, 2018	4.33	5.79	5.81	5.99

(a)

The equivalent pro forma per share amounts of TCBI were calculated by multiplying the pro forma combined amounts by the fixed exchange ratio of 1.0311 shares of IBTX common stock for each share of TCBI common stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained or incorporated by reference into this joint proxy statement/prospectus which are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which IBTX and TCBI operate and beliefs of and assumptions made by IBTX management and TCBI management, involve uncertainties that could significantly affect the financial condition, results of operations, business plans and the future performance of IBTX, TCBI or the combined company.

Words such as “aim,” “anticipate,” “estimate,” “expect,” “goal,” “guidance,” “intend,” “is anticipated,” “is estimated,” “is expected,” “is intended,” “objective,” “plan,” “projected,” “projection,” “will affect,” “will be,” “will continue,” “will decrease,” “will grow,” “will impact,” “will increase,” “will incur,” “will reduce,” “will remain,” “will result,” “would be,” variations of such words or phrases (including where the word “could,” “may” or “would” is used rather than the word “will” in a phrase) and similar words and phrases indicating that the statement addresses some future result, occurrence, plan or objective are intended to identify forward-looking statements but are not the exclusive means of identifying these statements. Such forward-looking statements include, but are not limited to, statements about the strategic rationale and financial benefits of the transaction, including expected future financial and operating results and the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future—including statements relating to projections of revenue, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; statements of plans and objectives of IBTX or TCBI or their management or board of directors, including those relating to products or services; and statements of future economic performance—are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained, and therefore actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.

In addition to the factors relating to the merger discussed under the caption “Risk Factors” beginning on page 55 and the factors previously disclosed in IBTX’s and TCBI’s reports filed with the SEC, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements or historical performance:

•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement;

•	the outcome of pending or threatened litigation, or of matters before regulatory agencies, whether currently existing or commencing in the future, including litigation related to the merger;

•	delays in completing the transaction;

•

the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and shareholder approvals or to satisfy any of the other conditions to the closing of the merger on a timely basis or at all;

•

the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where IBTX and TCBI do business;

•	the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events;

•	the impact of purchase accounting with respect to the merger, or any change in the assumptions used regarding the assets purchased and liabilities assumed to determine their fair value;

•	diversion of management’s attention from ongoing business operations and opportunities;

•	potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction;

•

the ability to complete the transaction and integration of IBTX and TCBI successfully, which may take longer than anticipated or be more costly than anticipated or have unanticipated adverse results relating to IBTX’s or TCBI’s existing businesses;

•	the challenges of integrating, retaining and hiring key personnel;

•	failure to attract new customers and retain existing customers in the manner anticipated;

•	any interruption or breach of security as a result of systems integration resulting in failures or disruptions in customer account management, general ledger, deposit, loan or other systems;

•	changes in IBTX’s stock price before closing, including as a result of the financial performance of TCBI prior to closing;

•	the dilution caused by IBTX’s issuance of additional shares of its capital stock in connection with the transaction;

•

operational issues stemming from, and/or capital spending necessitated by, the potential need to adapt to industry changes in information technology systems, on which IBTX and TCBI are highly dependent;

•

changes in legislation, regulation, policies or administrative practices, whether by judicial, governmental or legislative action and other changes pertaining to banking, securities, taxation and financial accounting and reporting, environmental protection and insurance, and the ability to comply with such changes in a timely manner;

•	changes in the monetary and fiscal policies of the U.S. Government, including policies of the U.S. Department of the Treasury and the Federal Reserve Board;

•	changes in interest rates, which may affect IBTX’s or TCBI’s net income and other future cash flows, or the market value of IBTX’s or TCBI’s assets, including its investment securities;

•	changes in accounting principles, policies, practices or guidelines;

•	changes in IBTX’s credit ratings or in TCBI’s ability to access the capital markets;

•	natural disasters, war or terrorist activities; and

•	other economic, competitive, governmental, regulatory, technological and geopolitical factors affecting IBTX’s or TCBI’s operations, pricing and services.

For any forward-looking statements made in this joint proxy statement/prospectus or in any documents incorporated by reference into this joint proxy statement/prospectus, IBTX and TCBI claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this joint proxy statement/prospectus or the dates of the documents incorporated by reference in this joint proxy statement/prospectus. As for the forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material. Given these uncertainties, we caution you not to place reliance on these forward-looking statements. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. Except as required by applicable law, neither IBTX nor TCBI undertakes to update these forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made.

For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please see the reports that IBTX and TCBI have filed with the SEC as described under “Where You Can Find More Information” beginning on page 201.

We expressly qualify in their entirety all forward-looking statements attributable to either of us or any person acting on our behalf by the cautionary statements contained or referred to in this joint proxy statement/prospectus.

RISK FACTORS

An investment by TCBI’s stockholders in IBTX common stock as a result of the exchange of shares of IBTX common stock for shares of TCBI common stock in the merger involves certain risks. Similarly, a decision on the part of IBTX shareholders to approve the merger agreement also involves risks for the IBTX shareholders, who will continue to hold their shares of IBTX common stock after the merger. Certain material risks and uncertainties connected with the merger agreement, including the merger and bank merger, and ownership of IBTX common stock are discussed below. In addition, IBTX and TCBI discuss certain other material risks connected with the ownership of IBTX common stock and with IBTX’s business, and with the ownership of TCBI common stock and TCBI’s business, respectively, under the caption “Risk Factors” appearing in their Annual Reports on Form 10-K most recently filed with the SEC and may include additional or updated disclosures of such material risks in its subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that each has filed with the SEC or may file with the SEC after the date of this joint proxy statement/prospectus, each of which reports is or will be incorporated by reference in this joint proxy statement/prospectus.

Holders of TCBI common stock and holders of IBTX common stock should carefully read and consider all of these risks and all other information contained in this joint proxy statement/prospectus, including the discussions of risk factors included in the documents incorporated by reference in this joint proxy statement/prospectus, in deciding whether to vote for approval of the various proposals for which they may be entitled to vote at the TCBI special meeting or the IBTX special meeting described herein. The risks described in this joint proxy statement/prospectus and in those documents incorporated by reference may adversely affect the value of IBTX common stock that you, as an existing IBTX shareholder, currently hold or that you, as an existing holder of TCBI common stock, will hold upon consummation of the merger, and could result in a significant decline in the value of IBTX common stock and cause the current holders of IBTX common stock and/or the holders of TCBI common stock to lose all or part of their respective investments in the IBTX common stock.

Because the market price of IBTX common stock may fluctuate, holders of TCBI common stock cannot be certain of the market value of the merger consideration they will receive.

In the merger, each share of TCBI common stock issued and outstanding immediately prior to the effective time (other than certain shares held by IBTX or TCBI) will be converted into 1.0311 shares of IBTX common stock. This exchange ratio is fixed and will not be adjusted for changes in the market price of either IBTX common stock or TCBI common stock. Changes in the price of IBTX common stock prior to the merger will affect the value that holders of TCBI common stock will receive in the merger. Neither IBTX nor TCBI is permitted to terminate the merger agreement as a result, in and of itself, of any increase or decrease in the market price of IBTX common stock or TCBI common stock.

Stock price changes may result from a variety of factors, including general market and economic conditions, changes in IBTX’s or TCBI’s businesses, operations and prospects and regulatory considerations, many of which factors are beyond IBTX’s or TCBI’s control. Therefore, at the time of the IBTX special meeting and the TCBI special meeting, holders of IBTX common stock and holders of TCBI common stock will not know the market value of the consideration to be received by holders of TCBI common stock at the effective time. You should obtain current market quotations for shares of IBTX common stock and for shares of TCBI common stock.

The market price of IBTX common stock after the merger may be affected by factors different from those affecting the shares of TCBI common stock or IBTX common stock currently.

In the merger, holders of TCBI common stock will become holders of IBTX common stock. IBTX’s business differs from that of TCBI. Accordingly, the results of operations of the combined company and the market price of IBTX common stock after the completion of the merger may be affected by factors different from those currently affecting the independent results of operations of each of IBTX and TCBI. For a discussion of the businesses of IBTX and TCBI and of certain factors to consider in connection with those businesses, see the documents incorporated by reference in this joint proxy statement/prospectus and referred to under “Where You Can Find More Information” beginning on page 201.

IBTX and TCBI are expected to incur substantial costs related to the merger and integration.

IBTX and TCBI have incurred and expect to incur a number of non-recurring costs associated with the merger. These costs include legal, financial advisory, accounting, consulting and other advisory fees, severance/employee benefit-related costs, public company filing fees and other regulatory fees, financial printing and other printing costs and other related costs. Some of these costs are payable by either IBTX or TCBI regardless of whether or not the merger is completed.

The combined company is expected to incur substantial costs in connection with the related integration. There are a large number of processes, policies, procedures, operations, technologies and systems that may need to be integrated, including purchasing, accounting and finance, payroll, compliance, treasury management, branch operations, vendor management, risk management, lines of business, pricing and benefits. While TCBI and IBTX have assumed that a certain level of costs will be incurred, there are many factors beyond their control that could affect the total amount or the timing of the integration costs. Moreover, many of the costs that will be incurred are, by their nature, difficult to estimate accurately. These integration costs may result in the combined company taking charges against earnings following the completion of the merger, and the amount and timing of such charges are uncertain at present.

Combining IBTX and TCBI may be more difficult, costly or time consuming than expected and IBTX and TCBI may fail to realize the anticipated benefits of the merger.

The success of the merger will depend, in part, on the ability to realize the anticipated cost savings from combining the businesses of IBTX and TCBI. To realize the anticipated benefits and cost savings from the merger, IBTX and TCBI must successfully integrate and combine their businesses in a manner that permits those cost savings to be realized. If IBTX and TCBI are not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected. In addition, the actual cost savings and anticipated benefits of the merger could be less than anticipated, and integration may result in additional unforeseen expenses.

IBTX and TCBI have operated and, until the completion of the merger, must continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the companies’ ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits and cost savings of the merger. Integration efforts between the two companies may also divert management attention and resources. These integration matters could have an adverse effect on each of IBTX and TCBI during this transition period and for an undetermined period after completion of the merger on the combined company.

The future results of the combined company following the merger may suffer if the combined company does not effectively manage its expanded operations.

Following the merger, the size of the business of the combined company will increase significantly beyond the current size of either IBTX’s or TCBI’s business. The combined company’s future success will depend, in part, upon its ability to manage this expanded business, which may pose challenges for management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. The combined company may also face increased scrutiny from governmental authorities as a result of the significant increase in the size of its business. There can be no assurances that the combined company will be successful or that it will realize the expected operating efficiencies, cost savings, revenue enhancements or other benefits currently anticipated from the merger.

The combined company may be unable to retain IBTX or TCBI personnel successfully after the merger is completed.

The success of the merger will depend in part on the combined company’s ability to retain the talents and dedication of key employees currently employed by IBTX and TCBI. It is possible that these employees may decide not to remain with IBTX or TCBI, as applicable, while the merger is pending or with the combined company after the merger is consummated. If IBTX and TCBI are unable to retain key employees, including management, who are critical to the successful integration and future operations of the companies, IBTX and TCBI could face disruptions in their operations, loss of existing customers, loss of key information, expertise or know-how and unanticipated additional recruitment costs. In addition, if key employees terminate their employment, the combined company’s business activities may be adversely affected and management’s attention may be diverted from successfully integrating IBTX and TCBI to hiring suitable replacements, all of which may cause the combined company’s business to suffer. In addition, IBTX and TCBI may not be able to locate or retain suitable replacements for any key employees who leave either company. For more information, see the section entitled “Governance of the Combined Company After the Merger” beginning on page 142.

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or that could have an adverse effect on the combined company following the merger.

Before the merger and the bank merger may be completed, various approvals, consents and non-objections must be obtained from the Federal Reserve Board, the FDIC, the TDOB and other authorities in the United States. In determining whether to grant these approvals, the regulators consider a variety of factors, including the regulatory standing of each party and the factors described under “The Merger—Regulatory Approvals” beginning on page 145. These approvals could be delayed or not obtained at all, including due to: an adverse development in either party’s regulatory standing, or any other factors considered by regulators in granting such approvals; governmental, political or community group inquiries, investigations or opposition; or changes in legislation or the political environment.

The approvals that are granted may impose terms and conditions, limitations, obligations or costs, or place restrictions on the conduct of the combined company’s business or require changes to the terms of the transactions contemplated by the merger agreement. There can be no assurance that regulators will not impose any such conditions, limitations, obligations or restrictions and that such conditions, limitations, obligations or restrictions will not have the effect of delaying the completion of any of the transactions contemplated by the merger agreement, imposing additional material costs on or materially limiting the revenues of the combined company following the merger or otherwise reduce the anticipated benefits of the merger if the merger were consummated successfully within the expected timeframe. In addition, there can be no assurance that any such conditions, limitations, obligations or restrictions will not result in the delay or abandonment of the merger. Additionally, the completion of the merger is conditioned on the absence of certain orders, injunctions or decrees by any court or regulatory agency of competent jurisdiction that would prohibit or make illegal the completion of any of the transactions contemplated by the merger agreement.

Despite the parties’ commitments to use their reasonable best efforts to respond to any request for information and resolve any objection that may be asserted by any governmental entity with respect to the merger agreement, under the terms of the merger agreement, neither IBTX nor TCBI is required to take any action or agree to any condition or restriction in connection with obtaining these approvals that would reasonably be expected to have a material adverse effect on the combined company and its subsidiaries, taken as a whole, after giving effect to the merger. See the section entitled “The Merger—Regulatory Approvals” beginning on page 145.

The unaudited pro forma combined financial information included in this joint proxy statement/prospectus are preliminary and the actual financial condition and results of operations of the combined company after the merger may differ materially.

The unaudited pro forma combined financial information in this joint proxy statement/prospectus are presented for illustrative purposes only and are not necessarily indicative of what the combined company’s actual financial condition or results of operations would have been had the merger been completed on the dates indicated. The unaudited pro forma combined financial information reflect adjustments, which are based upon preliminary estimates, to record the IBTX identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The fair value estimates reflected in this joint proxy statement/prospectus is preliminary, and final amounts will be based upon the actual consideration and the fair value of the assets and liabilities of IBTX as of the date of the completion of the merger. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this joint proxy statement/prospectus. For more information, see the section entitled “Unaudited Pro Forma Combined Condensed Consolidated Financial Information” beginning on page 39.

Certain of IBTX’s and TCBI’s directors and executive officers may have interests in the merger that may differ from the interests of holders of IBTX common stock and holders of TCBI common stock.

Holders of IBTX common stock and holders of TCBI common stock should be aware that some of IBTX’s and TCBI’s directors and executive officers may have interests in the merger and have arrangements that are different from, or in addition to, those of holders of IBTX common stock and holders of TCBI common stock generally. These interests and arrangements may create potential conflicts of interest. The IBTX and TCBI boards of directors were aware of these respective interests and considered these interests, among other matters, when making their decisions to approve the merger agreement, and in recommending that shareholders vote to approve the merger agreement. For a more complete description of these interests, please see the section entitled “The Merger—Interests of IBTX’s Directors and Executive Officers in the Merger” beginning on page 128 and “The Merger—Interests of TCBI’s Directors and Executive Officers in the Merger” beginning on page 134.

Termination of the merger agreement could negatively affect IBTX or TCBI.

If the merger agreement is not completed for any reason, including as a result of IBTX shareholders failing to approve the IBTX merger proposal or TCBI shareholders failing to approve the TCBI merger proposal, there may be various adverse consequences and IBTX and/or TCBI may experience negative reactions from the financial markets and from their respective customers and employees. For example, IBTX’s or TCBI’s businesses may have been affected adversely by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger. Additionally, if the merger agreement is terminated, the market price of IBTX’s or TCBI’s common stock could decline to the extent that the current market prices reflect a market assumption that the merger will be completed. If the merger agreement is terminated under certain circumstances, either IBTX or TCBI may be required to pay a termination fee of $115 million to the other party.

Additionally, each of IBTX and TCBI has incurred and will incur substantial expenses in connection with the negotiation and completion of the transactions contemplated by the merger agreement, including certain outside consulting costs relating to integration preparation, as well as the costs and expenses of filing, printing and mailing this joint proxy statement/prospectus, and all filing and other fees paid to the SEC in connection with the merger. If the merger is not completed, IBTX and TCBI would have to pay these expenses without realizing the expected benefits of the merger.

IBTX and TCBI will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on IBTX and TCBI. These uncertainties may impair IBTX’s or TCBI’s ability to attract, retain and motivate key personnel until the merger is completed, and could cause customers and others that deal with IBTX or TCBI to seek to change existing business relationships with IBTX or TCBI. In addition, subject to certain exceptions, IBTX and TCBI have agreed to operate their respective businesses in the ordinary course prior to closing, which could cause IBTX or TCBI to be unable to pursue other beneficial opportunities that may arise prior to the completion of the merger. See the section entitled “The Merger Agreement—Covenants and Agreements” beginning on page 155 for a description of the restrictive covenants applicable to IBTX and TCBI.

The shares of IBTX common stock to be received by holders of TCBI common stock as a result of the merger will have different rights from the shares of TCBI common stock.

In the merger, holders of TCBI common stock will become holders of IBTX common stock and their rights as shareholders will be governed by Texas law and the governing documents of the combined company. The rights associated with IBTX common stock are different from the rights associated with TCBI common stock. See the section entitled “Comparison of Shareholders’ Rights” beginning on page 182 for a discussion of the different rights associated with IBTX common stock.

In connection with the merger, IBTX will assume certain of TCBI’s outstanding debt obligations and preferred stock, and the combined company’s level of indebtedness following the completion of the merger could adversely affect the combined company’s ability to raise additional capital and to meet its obligations under its existing indebtedness.

In connection with the merger, IBTX will assume certain of TCBI’s outstanding indebtedness and TCBI’s obligations related to its outstanding preferred stock. IBTX’s existing debt, together with any future incurrence of additional indebtedness, and the assumption of IBTX’s outstanding preferred stock, could have important consequences for the combined company’s creditors and the combined company’s shareholders. For example, it could:

•	limit the combined company’s ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes;

•	restrict the combined company from making strategic acquisitions or cause the combined company to make non-strategic divestitures;

•	restrict the combined company from paying dividends to its shareholders;

•	increase the combined company’s vulnerability to general economic and industry conditions; and

•

require a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on the combined company’s indebtedness and dividends on the preferred stock, thereby reducing the combined company’s ability to use cash flows to fund its operations, capital expenditures and future business opportunities.

Following completion of the merger, holders of IBTX common stock will be subject to the prior dividend and liquidation rights of the holders of the IBTX series B preferred stock that IBTX will issue upon completion of the merger. The holders of shares of TCBI series A preferred stock, which will be converted into IBTX series B preferred stock, as well as the holders of any shares of IBTX preferred stock that IBTX may issue in the future, would receive, upon the combined company’s voluntary or involuntary liquidation, dissolution or winding up, before any payment is made to holders of IBTX common stock, their liquidation preferences as well as any declared and unpaid distributions. These payments would reduce the remaining amount of the combined company’s assets, if any, available for distribution to holders of its common stock. As of the date of this joint proxy statement/prospectus, IBTX does not have any shares of its preferred stock outstanding.

Holders of IBTX common stock and TCBI common stock will have a reduced ownership and voting interest in the combined company after the merger and will exercise less influence over management.

Holders of IBTX common stock and TCBI common stock currently have the right to vote in the election of the board of directors and on other matters affecting IBTX and TCBI, respectively. When the merger is completed, each holder of TCBI common stock who receives shares of IBTX common stock will become a holder of common stock of the combined company, with a percentage ownership of the combined company that is smaller than the holder’s percentage ownership of TCBI. Based on the number of shares of IBTX and TCBI common stock outstanding as of the close of business on the respective record dates, and based on the number of shares of IBTX common stock expected to be issued in the merger, the former holders of TCBI common stock, as a group, are estimated to own approximately fifty-five percent (55%) of the fully diluted shares of the combined company immediately after the merger and current holders of IBTX common stock as a group are estimated to own approximately forty-five percent (45%) of the fully diluted shares of the combined company immediately after the merger. Because of this, holders of TCBI common stock may have less influence on the management and policies of the combined company than they now have on the management and policies of TCBI, and holders of IBTX common stock may have less influence on the management and policies of the combined company than they now have on the management and policies of IBTX.

Issuance of shares of IBTX common stock in connection with the merger may adversely affect the market price of IBTX common stock.

In connection with the payment of the merger consideration, IBTX expects to issue approximately 52.5 million shares of IBTX common stock to TCBI shareholders. The issuance of these new shares of IBTX common stock may result in fluctuations in the market price of IBTX common stock, including a stock price decrease.

Holders of IBTX common stock and holders of TCBI common stock will not have appraisal rights or dissenters’ rights in the merger.

Appraisal rights (also known as dissenters’ rights) are statutory rights that, if applicable under law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction.

Under Section 10.354 of the TBOC, the holders of IBTX common stock will not be entitled to appraisal or dissenters’ rights in connection with the merger if, on the record date for the IBTX special meeting, IBTX’s shares are listed on a national securities exchange or held of record by more than two thousand (2,000) shareholders, holders of IBTX common stock are not required to accept as consideration for their shares any consideration that is different from the consideration to be provided to any other holder of IBTX common stock, other than cash instead of fractional shares, and holders of IBTX common stock are not required to accept as consideration for their shares anything other than the shares of a domestic entity which immediately after the effective date of the merger are either listed on a national securities exchange or held of record by more than two thousand (2,000) shareholders, cash paid in lieu of fractional shares or any combination of the foregoing. IBTX common stock is currently listed on the NASDAQ, a national securities exchange, and is expected to continue to be so listed on the record date for the IBTX special meeting. If the merger is completed, holders of IBTX common stock will not receive any consideration, and their shares of IBTX common stock will remain outstanding and will constitute shares of the combined company, which shares are expected to continue to be listed on the NASDAQ at the effective time of the merger. Accordingly, holders of IBTX common stock are not entitled to any appraisal or dissenters’ rights in connection with the merger.

Under Section 262 of the DGCL, the holders of TCBI common stock will not be entitled to appraisal or dissenters’ rights in connection with the merger if, on the record date for the TCBI special meeting, TCBI’s shares are listed on a national securities exchange or held of record by more than two thousand (2,000)

shareholders, and holders of TCBI common stock are not required to accept as consideration for their shares anything other than the shares of the combined company, shares of another corporation which at the effective date of the merger are either listed on a national securities exchange or held of record by more than two thousand (2,000) shareholders, cash paid in lieu of fractional shares or any combination of the foregoing. TCBI common stock is currently listed on the NASDAQ, a national securities exchange, and is expected to continue to be so listed on the record date for the TCBI special meeting. In addition, the holders of TCBI common stock will receive shares of IBTX common stock as consideration in the merger, which shares are currently listed on the NASDAQ, and are expected to continue to be so listed at the effective time. Accordingly, the holders of TCBI common stock are not entitled to any appraisal or dissenters’ rights in connection with the merger.

Shareholder litigation could prevent or delay the closing of the merger or otherwise negatively affect the business and operations of IBTX and TCBI.

IBTX and TCBI may incur costs in connection with the defense or settlement of any shareholder lawsuits filed in connection with the merger. Such litigation could have an adverse effect on the financial condition and results of operations of IBTX and TCBI and could prevent or delay the consummation of the merger.

The merger agreement limits IBTX’s and TCBI’s respective ability to pursue alternatives to the merger and may discourage other companies from trying to acquire IBTX or TCBI.

The merger agreement contains “no shop” covenants that restrict each of IBTX’s and TCBI’s ability to, directly or indirectly, initiate, solicit, knowingly encourage or knowingly facilitate any inquiries or proposals with respect to any acquisition proposal, engage or participate in any negotiations with any person concerning any acquisition proposal, provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to any acquisition proposal, subject to certain exceptions, or, unless the merger agreement has been terminated in accordance with its terms, approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement in connection with or relating to any acquisition proposal.

The merger agreement further provides that, during the 12-month period following the termination of the merger agreement under specified circumstances, including the entry into a definitive agreement or consummation of a transaction with respect to an alternative acquisition proposal, IBTX or TCBI may be required to pay to the other party a cash termination fee equal to $115 million. See the section entitled “The Merger Agreement—Termination Fee” beginning on page 165.

These provisions could discourage a potential third-party acquirer that might have an interest in acquiring all or a significant portion of IBTX or TCBI from considering or proposing that acquisition.

The merger agreement subjects IBTX and TCBI to certain restrictions on their respective business activities prior to the effective time.

The merger agreement subjects IBTX and TCBI to certain restrictions on their respective business activities prior to the effective time. The merger agreement obligates each of IBTX and TCBI to, and to cause each of its subsidiaries to, subject to certain specified exceptions, conduct its business in the ordinary course in all material respects and use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships. These restrictions could prevent IBTX and TCBI from pursuing certain business opportunities that arise prior to the effective time and are outside the ordinary course of business. See the section entitled “The Merger Agreement—Covenants and Agreements—Conduct of Business Prior to the Completion of the Merger” beginning on page 155.

Risks Relating to IBTX’s Business

You should read and consider risk factors specific to IBTX’s business that will also affect the combined company after the merger. These risks are described in the sections entitled “Risk Factors” in IBTX’s Annual Report on

Form 10-K for the year ended December 31, 2018 and in other documents incorporated by reference into this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page 201 of this joint proxy statement/prospectus for the location of information incorporated by reference into this joint proxy statement/prospectus.

Risks Relating to TCBI’s Business

You should read and consider risk factors specific to TCBI’s business that will also affect the combined company after the merger. These risks are described in the sections entitled “Risk Factors” in TCBI’s Annual Report on Form 10-K for the year ended December 31, 2018 and in other documents incorporated by reference into this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page 201 of this joint proxy statement/prospectus for the location of information incorporated by reference into this joint proxy statement/prospectus.

THE IBTX SPECIAL MEETING

This section contains information for holders of IBTX common stock about the special meeting that IBTX has called to allow holders of IBTX common stock to consider and vote on the merger agreement and other related matters. This joint proxy statement/prospectus is accompanied by a notice of the special meeting of holders of IBTX common stock and a form of proxy card that the IBTX board of directors is soliciting for use by the holders of IBTX common stock at the special meeting and at any adjournments or postponements of the special meeting.

Date, Time and Place of the Meeting

The IBTX special meeting will be held on [    ], 2020 at [    ], at [    ] local time.

Matters to Be Considered

At the IBTX special meeting, holders of IBTX common stock will be asked to consider and vote upon the following proposals:

•	the IBTX merger proposal;

•	the IBTX authorized share count proposal;

•	the IBTX compensation proposal; and

•	the IBTX adjournment proposal.

Recommendation of IBTX’s Board of Directors

The IBTX board of directors unanimously recommends that you vote “FOR” the IBTX merger proposal, “FOR” the IBTX authorized share count proposal, “FOR” the IBTX compensation proposal and “FOR” the IBTX adjournment proposal. See “The Merger—IBTX’s Reasons for the Merger; Recommendation of IBTX’s Board of Directors” beginning on page 105 for a more detailed discussion of the IBTX board of directors’ recommendation.

Record Date and Quorum

The IBTX board of directors has fixed the close of business on [    ], 2020 as the record date for determination of holders of IBTX common stock entitled to notice of and to vote at the IBTX special meeting. On the record date for the IBTX special meeting, there were [    ] shares of IBTX common stock outstanding.

Holders of a majority of the votes entitled to be cast by the holders of IBTX common stock outstanding on the record date and entitled to vote at the IBTX special meeting must be present, either in person or by proxy, to constitute a quorum at the IBTX special meeting. If you fail to submit a proxy or to vote in person at the IBTX special meeting, your shares of IBTX common stock will not be counted towards a quorum. Abstentions are considered present for purposes of establishing a quorum.

Under IBTX’s bylaws, if a quorum is not present at the IBTX special meeting, the holders of a majority of the votes entitled to be cast by the holders of IBTX common stock, present in person or represented by proxy, at the IBTX special meeting may adjourn the IBTX special meeting without notice other than announcement at the IBTX special meeting, until a quorum is present or represented, if the time and place to which the meeting is adjourned is announced at the IBTX special meeting, unless the adjournment is for more than thirty (30) days or, after adjournment, a new record date is fixed for the adjourned meeting.

At the IBTX special meeting, each share of IBTX common stock is entitled to one (1) vote on all matters properly submitted to holders of IBTX common stock.

As of the record date, IBTX directors and executive officers and their affiliates owned and were entitled to vote approximately [    ] shares of IBTX common stock, representing approximately [    ] percent ([    ]%) of the outstanding shares of IBTX common stock. In addition, Mr. Vincent J. Viola, who is the largest shareholder of IBTX and the father of Mr. Michael T. Viola, a director of IBTX, owned and was entitled to vote approximately [    ] shares of IBTX common stock as of the close of business on the record date for the IBTX special meeting. Mr. Vincent J. Viola has entered into a voting agreement with TCBI, solely in his capacity as a shareholder of IBTX, pursuant to which he has agreed, among other things, to vote in favor of the IBTX merger proposal and the IBTX adjournment proposal, as well as certain other customary restrictions with respect to the voting of his shares of IBTX common stock. We currently expect that IBTX’s directors and executive officers will vote their shares in favor of the merger agreement and the other proposals to be considered at the IBTX special meeting, although none of them has entered into any agreements obligating them to do so.

Broker Non-Votes

A broker non-vote occurs when a bank, broker, trustee or other nominee is not permitted to vote on a “non-routine” matter without instructions from the beneficial owner of the shares and the beneficial owner fails to provide the bank, broker, trustee or other nominee with such instructions. Broker non-votes only count toward a quorum if at least one proposal is presented with respect to which the bank, broker, trustee or other nominee has discretionary authority. It is expected that all proposals to be voted on at the IBTX special meeting will be “non-routine” matters, and, as such, broker non-votes, if any, will not be counted as present and entitled to vote for purposes of determining a quorum at the IBTX special meeting. If your bank, broker, trustee or other nominee holds your shares of IBTX common stock in “street name,” such entity will vote your shares of IBTX common stock only if you provide instructions on how to vote by complying with the voter instruction form sent to you by your bank, broker, trustee or other nominee with this joint proxy statement/prospectus.

Vote Required; Treatment of Abstentions; Broker Non-Votes and Failure to Vote

IBTX merger proposal:

•

Vote required: Approval of the IBTX merger proposal requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of IBTX common stock entitled to vote on such proposal.

•

Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote in person at the IBTX special meeting or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the IBTX merger proposal, it will have the same effect as a vote “AGAINST” the IBTX merger proposal.

IBTX authorized share count proposal:

•

Vote required: Approval of the IBTX authorized share count proposal requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of IBTX common stock entitled to vote on such proposal.

•

Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote in person at the IBTX special meeting or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the IBTX authorized share count proposal, it will have the same effect as a vote “AGAINST” the IBTX authorized share count proposal.

IBTX compensation proposal:

•

Vote required: Approval of the IBTX compensation proposal requires the affirmative vote of a majority of the votes cast by the holders of IBTX common stock entitled to vote, present in person or represented by proxy at the IBTX special meeting. For these purposes (and for purposes of the IBTX adjournment proposal described below), a majority of the votes cast means that the votes cast in favor of the matter exceed the votes cast against the matter.

•

Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote in person at the IBTX special meeting or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the IBTX compensation proposal, you will not be deemed to have cast a vote with respect to the IBTX compensation proposal and it will have no effect on the IBTX compensation proposal.

IBTX adjournment proposal:

•

Vote required: Approval of the IBTX adjournment proposal requires the affirmative vote of a majority of votes cast by the holders of IBTX common stock entitled to vote, present in person or represented by proxy at the IBTX special meeting.

•

Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote in person at the IBTX special meeting or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the IBTX adjournment proposal, you will not be deemed to have cast a vote with respect to the IBTX adjournment proposal and it will have no effect on the IBTX adjournment proposal.

Attending the Special Meeting

Your proxy card is your admission ticket. When you arrive at the IBTX special meeting, you will be asked to present photo identification, such as a driver’s license. If you are a beneficial owner of IBTX common stock held by a bank, broker, trustee or other nominee, you will need proof of ownership to be admitted to the meeting. A recent brokerage statement or a letter from a bank or broker are examples of proof of ownership. If you want to vote your IBTX common stock held in nominee name in person, you must get a “legal proxy” in your name from the bank, broker, trustee or other nominee that holds your shares. IBTX reserves the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification. The use of cameras, sound recording equipment, communications devices or any similar equipment during the IBTX special meeting is prohibited without IBTX’s express written consent.

Proxies

A holder of IBTX common stock may vote by proxy or in person at the IBTX special meeting. If you hold your shares of IBTX common stock in your name as a holder of record, to submit a proxy, you, as a holder of IBTX common stock, may use one of the following methods:

•	By telephone: by calling the toll-free number indicated on the accompanying proxy card and following the recorded instructions.

•	Through the Internet: by visiting the website indicated on the accompanying proxy card and following the instructions.

•	By completing and returning the accompanying proxy card in the enclosed postage-paid envelope. The envelope requires no additional postage if mailed in the United States.

If you intend to submit your proxy by telephone or via the Internet, you must do so by [    ] on the day before the IBTX special meeting. If you intend to submit your proxy by mail, your completed proxy card must be received prior to the IBTX special meeting.

IBTX requests that holders of IBTX common stock vote by telephone, over the Internet or by completing and signing the accompanying proxy card and returning it to IBTX as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy card is returned properly executed, the shares of IBTX common stock represented by it will be voted at the IBTX special meeting in accordance with the instructions contained on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” the IBTX merger proposal, “FOR” the IBTX authorized share count proposal, “FOR” the IBTX compensation proposal and “FOR” the IBTX adjournment proposal.

If a holder’s shares are held in “street name” by a bank, broker, trustee or other nominee, the holder should check the voting form used by that firm to determine whether the holder may vote by telephone or the Internet.

Every vote is important. Accordingly, you should sign, date and return the enclosed proxy card, or vote via the Internet or by telephone, whether or not you plan to attend the IBTX special meeting in person. Sending in your proxy card or voting by telephone or on the Internet will not prevent you from voting your shares personally at the meeting because you may subsequently revoke your proxy.

Shares Held in Street Name

If your shares are held in “street name” through a bank, broker, trustee or other nominee, you must instruct the bank, broker, trustee or other nominee on how to vote your shares. Your broker, bank or other nominee will vote your shares only if you provide specific instructions on how to vote by following the instructions provided to you by your bank, broker, trustee or other nominee.

You may not vote shares held in a brokerage or other account in “street name” by returning a proxy card directly to IBTX or by voting in person at the IBTX special meeting unless you provide a signed “legal proxy” giving you the right to vote the shares, which you must obtain from your bank, broker, trustee or other nominee. If you choose to vote your shares in street name in person at the IBTX special meeting, please bring that signed legal proxy along proof of identification.

Further, banks, brokers, trustees or other nominees who hold shares of IBTX common stock on behalf of their customers may not give a proxy to IBTX to vote those shares with respect to any non-routine matters without specific instructions from you, as banks, brokers, trustees and other nominees do not have discretionary voting power on any non-routine matters that will be voted upon at the IBTX special meeting, including the IBTX merger proposal, the IBTX authorized share count proposal, the IBTX compensation proposal and the IBTX adjournment proposal.

Revocability of Proxies

If you are a holder of IBTX common stock of record, you may revoke your proxy at any time before it is voted by:

•	submitting a written notice of revocation to IBTX’s corporate secretary;

•	granting a subsequently dated proxy;

•	voting by telephone or the Internet at a later time, before [ ] on the day before the IBTX special meeting; or

•	attending in person and voting at the IBTX special meeting.

If you hold your shares of IBTX common stock through a bank, broker, trustee or other nominee, you should contact your bank, broker, trustee or other nominee to change your vote.

Attendance at the IBTX special meeting will not in and of itself constitute revocation of a proxy. A revocation or later-dated proxy received by IBTX after the vote will not affect the vote. IBTX’s corporate secretary’s mailing address is: Corporate Secretary, Independent Bank Group, Inc., 7777 Henneman Way, McKinney, Texas 75070. If the IBTX special meeting is postponed or adjourned, it will not affect the ability of holders of IBTX common stock of record as of the record date to exercise their voting rights or to revoke any previously-granted proxy using the methods described above.

Delivery of Proxy Materials

As permitted by applicable law, only one (1) copy of this joint proxy statement/prospectus is being delivered to holders of IBTX common stock residing at the same address, unless such holders of IBTX common stock have notified IBTX of their desire to receive multiple copies of the joint proxy statement/prospectus.

If you hold shares of both IBTX common stock and TCBI common stock, you will receive two (2) separate packages of proxy materials.

IBTX will promptly deliver, upon oral or written request, a separate copy of the joint proxy statement/prospectus to any holder of IBTX common stock residing at an address to which only one (1) copy of such document was mailed. Requests for additional copies should be directed to Paul Langdale, IBTX’s Vice President and Investor Relations Officer at (972) 562-9004 or IBTX’s proxy solicitor, Innisfree M&A Incorporated, at the following address or phone number: [    ].

Participants in the Independent Bank Group 401(k) Profit Sharing Plan

If you hold IBTX common stock through the Independent Bank Group 401(k) Profit Sharing Plan, you will receive information and separate instructions about how to vote. Under the terms of the Independent Bank Group 401(k) Profit Sharing Plan, all shares held by the plan are voted by the trustee, but each participant may direct the trustee on how to vote the shares of IBTX common stock allocated to his or her account. Shares for which no timely voting instructions are received will be voted by the trustee on each proposal in the same proportion as shares for which it has received timely voting instructions.

Solicitation of Proxies

IBTX and TCBI will share equally the expenses incurred in connection with the printing and mailing of this joint proxy statement/prospectus. To assist in the solicitation of proxies, IBTX has retained Innisfree M&A Incorporated, for a fee of $[    ] plus reimbursement of out-of-pocket expenses for their services. IBTX and its proxy solicitor may also request banks, brokers, trustees and other intermediaries holding shares of IBTX common stock beneficially owned by others to send this joint proxy statement/prospectus to, and obtain proxies from, the beneficial owners and may reimburse such record holders for their reasonable out-of-pocket expenses in so doing. Solicitation of proxies by mail may be supplemented by telephone and other electronic means, advertisements and personal solicitation by the directors, officers or employees of IBTX. No additional compensation will be paid to IBTX’s directors, officers or employees for solicitation.

Other Matters to Come Before the IBTX Special Meeting

IBTX management knows of no other business to be presented at the IBTX special meeting, but if any other matters are properly presented to the meeting or any adjournments thereof, the persons named in the proxies will vote upon them in accordance with the board of directors’ recommendations.

Assistance

If you need assistance in completing your proxy card, have questions regarding IBTX’s special meeting or would like additional copies of this joint proxy statement/prospectus, please contact Paul Langdale, IBTX’s Vice President and Investor Relations Officer at (972) 562-9004 or IBTX’s proxy solicitor, Innisfree M&A Incorporated, at the following address or phone number: [    ].

IBTX PROPOSALS

Proposal 1: IBTX Merger Proposal

IBTX is asking holders of IBTX common stock to approve the merger agreement and the transactions contemplated thereby, including the merger and the issuance of IBTX stock pursuant to the merger agreement. Holders of IBTX common stock should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.

After careful consideration, the IBTX board of directors, by a unanimous vote of all directors, determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of IBTX and its shareholders and unanimously adopted and approved the merger agreement, the merger and the other transactions contemplated by the merger agreement. See “The Merger—IBTX’s Reasons for the Merger; Recommendation of IBTX’s Board of Directors” beginning on page 105 for a more detailed discussion of the IBTX board of directors’ recommendation.

The IBTX board of directors unanimously recommends a vote “FOR” the IBTX merger proposal.

Proposal 2: IBTX Authorized Share Count Proposal

In connection with the merger, IBTX is asking its shareholders to approve an amendment to IBTX’s certificate of formation to increase the number of authorized shares of IBTX common stock from one hundred million (100,000,000) to two hundred million (200,000,000) and the number of shares of IBTX preferred stock from ten million (10,000,000) to twenty million (20,000,000), effective immediately prior to, and subject to, the completion of the merger. A copy of the IBTX certificate amendment to effect the authorized share count increase is attached to this joint proxy statement/prospectus as Annex C. Holders of IBTX common stock should read the IBTX certificate amendment in its entirety.

As of the close of business on the record date for the IBTX special meeting, there were [    ] outstanding shares of IBTX common stock and [    ] shares of IBTX common stock reserved for issuance to directors and employees under various compensation and benefits plans, with the remaining [    ] shares being authorized, unissued and unreserved shares available for other corporate purposes. In connection with the merger, IBTX expects to issue approximately 52.5 million shares of IBTX common stock to holders of TCBI common stock.

Based on current estimates, after giving effect to the IBTX certificate amendment, IBTX will have approximately [    ] authorized but unissued shares of IBTX common stock available for issuance after completion of the merger. The IBTX board of directors considers the proposed increase in the number of authorized shares desirable because it will enable IBTX to complete the merger and it will provide greater flexibility in the capital structure of the combined company following the merger by allowing it to raise capital that may be necessary to further develop its business, to fund potential acquisitions, to have shares available for use in connection with stock plans and to pursue other corporate purposes that may be identified by the board of directors of the combined company in the future.

Each share of IBTX common stock authorized for issuance has the same rights as, and is identical in all respects with, each other share of IBTX common stock currently outstanding. The newly authorized shares of IBTX common stock will not affect the rights, such as voting and liquidation rights, of the shares of IBTX common stock currently outstanding. Under the IBTX certificate of formation, shareholders of IBTX do not have preemptive rights. Therefore, should the IBTX board of directors elect to issue additional shares of IBTX common stock, other than on a pro rata basis to all current common shareholders, existing common shareholders of IBTX would not have any preferential rights to purchase those shares, and such issuance could have a dilutive effect on earnings per share, book value per share, and the voting power and shareholdings of current shareholders of IBTX, depending on the particular circumstances in which the additional shares of IBTX common stock are issued. Please see the section entitled “Description of IBTX Capital Stock” beginning on page 170 for a description of IBTX capital stock and the rights of shareholders of IBTX. The IBTX board of directors continually considers IBTX’s capital structure and will determine the terms and timing of any future issuance.

The IBTX certificate amendment will become effective immediately prior to the effective time, subject to the completion of the merger.

The foregoing description of the IBTX certificate amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the IBTX certificate amendment, which is attached as Annex C to this joint proxy statement/prospectus.

The IBTX board of directors unanimously recommends a vote “FOR” the IBTX authorized share count proposal.

Proposal 3: IBTX Compensation Proposal

Pursuant to Section 14A of the Exchange Act and Rule 14a-21(c) thereunder, IBTX is seeking a non-binding, advisory shareholder approval of the compensation of IBTX’s named executive officers that is based on or otherwise relates to the merger as disclosed in the section entitled “The Merger—Interests of IBTX’s Directors and Executive Officers in the Merger—Quantification of Payments and Benefits to IBTX’s Named Executive Officers—Golden Parachute Compensation” beginning on page 133. The proposal gives holders of IBTX common stock the opportunity to express their views on the merger-related compensation of IBTX’s named executive officers.

Accordingly, IBTX is asking holders of IBTX common stock to vote “FOR” the adoption of the following resolution, on a non-binding advisory basis:

“RESOLVED, that the compensation that will or may be paid or become payable to the IBTX named executive officers, in connection with the merger, and the agreements or understandings pursuant to which such compensation will or may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in “The Merger—Interests of IBTX’s Directors and Executive Officers in the Merger—Quantification of Payments and Benefits to IBTX’s Named Executive Officers—Golden Parachute Compensation” are hereby APPROVED.”

The vote on the advisory compensation proposal is a vote separate and apart from the votes on the IBTX merger proposal, the IBTX authorized share count proposal and the IBTX adjournment proposal. Accordingly, if you are a holder of IBTX common stock, you may vote to approve the IBTX merger proposal, the IBTX authorized share count proposal and/or the IBTX adjournment proposal and vote not to approve the IBTX compensation proposal, and vice versa. The approval of the IBTX compensation proposal by holders of IBTX common stock is not a condition to the completion of the merger. If the merger is completed, the merger-related compensation will be paid to IBTX’s named executive officers to the extent payable in accordance with the terms of the compensation agreements and arrangements even if holders of IBTX common stock fail to approve the advisory vote regarding merger-related compensation.

The IBTX board of directors unanimously recommends a vote “FOR” the advisory IBTX compensation proposal.

Proposal 4: IBTX Adjournment Proposal

The IBTX special meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the IBTX special meeting to approve the IBTX merger proposal or the IBTX authorized share count proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to holders of IBTX common stock.

If, at the IBTX special meeting, the number of shares of IBTX common stock present or represented and voting in favor of the IBTX merger proposal or the IBTX authorized share count proposal is insufficient to approve the IBTX merger proposal or the IBTX authorized share count proposal, as applicable, IBTX intends to move to adjourn the IBTX special meeting in order to enable the IBTX board of directors to solicit additional proxies for approval of the IBTX merger proposal or the IBTX authorized share count proposal, as applicable. In that event, IBTX will ask holders of IBTX common stock to vote upon the IBTX adjournment proposal, but not the IBTX merger proposal, the IBTX authorized share count proposal or the IBTX compensation proposal.

In this proposal, IBTX is asking holders of IBTX common stock to authorize the holder of any proxy solicited by the IBTX board of directors on a discretionary basis to vote in favor of adjourning the IBTX special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from holders of IBTX common stock who have previously voted. Pursuant to the IBTX bylaws, the IBTX special meeting may be adjourned without new notice being given, so long as the time and place of the reconvened special meeting is announced at the IBTX special meeting and (a) a new record date is not set for the adjourned meeting and (b) the adjournment is for not more than thirty (30) days.

The approval of the IBTX adjournment proposal by holders of IBTX common stock is not a condition to the completion of the merger.

The IBTX board of directors unanimously recommends a vote “FOR” the IBTX adjournment proposal.

THE TCBI SPECIAL MEETING

This section contains information for holders of TCBI common stock about the special meeting that TCBI has called to allow holders of TCBI common stock to consider and vote on the merger agreement and other related matters. This joint proxy statement/prospectus is accompanied by a notice of the special meeting of holders of TCBI common stock and a form of proxy card that the TCBI board of directors is soliciting for use by the holders of TCBI common stock at the special meeting and at any adjournments or postponements of the special meeting.

Date, Time and Place of the Meeting

The TCBI special meeting will be held on [    ], 2020 at [    ], at [    ] local time.

Matters to Be Considered

At the TCBI special meeting, holders of TCBI common stock will be asked to consider and vote upon the following proposals:

•	the TCBI merger proposal;

•	the TCBI compensation proposal; and

•	the TCBI adjournment proposal.

Recommendation of TCBI’s Board of Directors

The TCBI board of directors unanimously recommends that you vote “FOR” the TCBI merger proposal, “FOR” the TCBI compensation proposal and “FOR” the TCBI adjournment proposal. See “The Merger—TCBI’s Reasons for the Merger; Recommendation of TCBI’s Board of Directors” beginning on page 86 for a more detailed discussion of the TCBI board of directors’ recommendation.

Record Date and Quorum

The TCBI board of directors has fixed the close of business on [    ], 2020 as the record date for determination of holders of TCBI common stock entitled to notice of and to vote at the TCBI special meeting. On the record date for the TCBI special meeting, there were [    ] shares of TCBI common stock outstanding.

Holders of a majority of the votes attributed to the shares of TCBI common stock issued and outstanding on the record date and entitled to vote at the TCBI special meeting must be present, either in person or by proxy, to constitute a quorum at the TCBI special meeting. If you fail to submit a proxy or to vote in person at the TCBI special meeting, your shares of TCBI common stock will not be counted towards a quorum. Abstentions are considered present for purposes of establishing a quorum.

Under TCBI’s bylaws, if a quorum is not present at the TCBI special meeting, the chair of the TCBI special meeting or holders of a majority of the shares of TCBI common stock entitled to vote who are represented in person or by proxy at the TCBI special meeting may adjourn the TCBI special meeting. The TCBI special meeting may be adjourned without new notice being given, so long as the time and place of the reconvened special meeting is announced at the TCBI special meeting and (a) a new record date is not set for the adjourned meeting and (b) the adjournment is for not more than thirty (30) days.

At the TCBI special meeting, each share of TCBI common stock is entitled to one (1) vote on all matters properly submitted to holders of TCBI common stock.

As of the record date, TCBI directors and executive officers and their affiliates owned and were entitled to vote approximately [    ] shares of TCBI common stock, representing less than one percent (1%) of the outstanding shares of TCBI common stock. We currently expect that TCBI’s directors and executive officers will vote their shares in favor of the merger agreement and the other proposals to be considered at the TCBI special meeting, although none of them has entered into any agreements obligating them to do so.

Broker Non-Votes

A broker non-vote occurs when a bank, broker, trustee or other nominee is not permitted to vote on a “non-routine” matter without instructions from the beneficial owner of the shares and the beneficial owner fails to provide the bank, broker, trustee or other nominee with such instructions. Broker non-votes only count toward a quorum if at least one proposal is presented with respect to which the bank, broker, trustee or other nominee has discretionary authority. It is expected that all proposals to be voted on at the TCBI special meeting will be “non-routine” matters, and, as such, broker non-votes, if any, will not be counted as present and entitled to vote for purposes of determining a quorum at the TCBI special meeting. If your bank, broker, trustee or other nominee holds your shares of TCBI common stock in “street name,” such entity will vote your shares of TCBI common stock only if you provide instructions on how to vote by complying with the voter instruction form sent to you by your bank, broker, trustee or other nominee with this joint proxy statement/prospectus.

Vote Required; Treatment of Abstentions; Broker Non-Votes and Failure to Vote

TCBI merger proposal:

•	Vote required: Approval of the TCBI merger proposal requires the affirmative vote of a majority of the outstanding shares of TCBI common stock entitled to vote on the merger agreement.

•

Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote in person at the TCBI special meeting or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the TCBI merger proposal, it will have the same effect as a vote “AGAINST” the TCBI merger proposal.

TCBI compensation proposal:

•

Vote required: Approval of the TCBI compensation proposal requires the affirmative vote of the holders of a majority of the shares of TCBI common stock entitled to vote who are represented in person or by proxy at the TCBI special meeting.

•

Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy, it will have the same effect as a vote “AGAINST” the TCBI compensation proposal. If you fail to submit a proxy or vote in person at the TCBI special meeting or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the TCBI compensation proposal, your shares will not be deemed to be represented at the TCBI special meeting and it will have no effect on the TCBI compensation proposal.

TCBI adjournment proposal:

•

Vote required: Approval of the TCBI adjournment proposal requires the affirmative vote of the holders of a majority of the shares of TCBI common stock entitled to vote who are represented in person or by proxy at the TCBI special meeting.

•

Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy, it will have the same effect as a vote “AGAINST” the TCBI adjournment proposal. If you fail to submit a proxy or vote in person at the TCBI special meeting or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the TCBI adjournment proposal, your shares will not be deemed to be represented at the TCBI special meeting and it will have no effect on the TCBI adjournment proposal.

Attending the Special Meeting

Your proxy card is your admission ticket. When you arrive at the TCBI special meeting, you will be asked to present photo identification, such as a driver’s license. If you are a beneficial owner of TCBI common stock held by a bank, broker, trustee or other nominee, you will need proof of ownership to be admitted to the meeting. A recent brokerage statement or a letter from a bank or broker are examples of proof of ownership. If you want to vote your TCBI common stock held in nominee name in person, you must get a “legal proxy” in your name from the bank, broker, trustee or other nominee that holds your shares. TCBI reserves the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification. The use of cameras, sound recording equipment, communications devices or any similar equipment during the TCBI special meeting is prohibited without TCBI’s express written consent.

Proxies

A holder of TCBI common stock may vote by proxy or in person at the TCBI special meeting. If you hold your shares of TCBI common stock in your name as a holder of record, to submit a proxy, you, as a holder of TCBI common stock, may use one of the following methods:

•	By telephone: by calling the toll-free number indicated on the accompanying proxy card and following the recorded instructions.

•	Through the Internet: by visiting the website indicated on the accompanying proxy card and following the instructions.

•	By completing and returning the accompanying proxy card in the enclosed postage-paid envelope. The envelope requires no additional postage if mailed in the United States.

If you intend to submit your proxy by telephone or via the Internet, you must do so by [    ] on the day before the TCBI special meeting. If you intend to submit your proxy by mail, your completed proxy card must be received prior to the TCBI special meeting.

TCBI requests that holders of TCBI common stock vote by telephone, over the Internet or by completing and signing the accompanying proxy card and returning it to TCBI as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy card is returned properly executed, the shares of TCBI common stock represented by it will be voted at the TCBI special meeting in accordance with the instructions contained on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” the TCBI merger proposal, “FOR” the TCBI compensation proposal and “FOR” the TCBI adjournment proposal.

If a holder’s shares are held in “street name” by a bank, broker, trustee or other nominee, the holder should check the voting form used by that firm to determine whether the holder may vote by telephone or the Internet.

Every vote is important. Accordingly, you should sign, date and return the enclosed proxy card, or vote via the Internet or by telephone, whether or not you plan to attend the TCBI special meeting in person. Sending in your proxy card or voting by telephone or on the Internet will not prevent you from voting your shares personally at the meeting because you may subsequently revoke your proxy.

Shares Held in Street Name

If your shares are held in “street name” through a bank, broker, trustee or other nominee, you must instruct the broker, bank or other nominee on how to vote your shares. Your bank, broker, trustee or other nominee will vote your shares only if you provide specific instructions on how to vote by following the instructions provided to you by your broker, bank or other nominee.

You may not vote shares held in a brokerage or other account “street name” by returning a proxy card directly to TCBI or by voting in person at the TCBI special meeting unless you provide a signed “legal proxy” giving you the right to vote the shares, which you must obtain from your bank, broker, trustee or other nominee. If you choose to vote your shares in street name in person at the TCBI special meeting, please bring that signed legal proxy along with proof of identification.

Further, banks, brokers, trustees or other nominees who hold shares of TCBI common stock on behalf of their customers may not give a proxy to TCBI to vote those shares with respect to any non-routine matters without specific instructions from you, as banks, brokers, trustees and other nominees do not have discretionary voting power on any non-routine matters that will be voted upon at the TCBI special meeting, including the TCBI merger proposal, the TCBI compensation proposal and the TCBI adjournment proposal.

Revocability of Proxies

If you are a holder of TCBI common stock of record, you may revoke your proxy at any time before it is voted by:

•	submitting a written notice of revocation to TCBI’s corporate secretary;

•	granting a subsequently dated proxy;

•	voting by telephone or the Internet at a later time, before [ ] on the day before the TCBI special meeting; or

•	attending in person and voting at the TCBI special meeting.

If you hold your shares of TCBI common stock through a bank, broker, trustee or other nominee, you should contact your bank, broker, trustee or other nominee to change your vote.

Attendance at the TCBI special meeting will not in and of itself constitute revocation of a proxy. A revocation or later-dated proxy received by TCBI after the vote will not affect the vote. TCBI’s corporate secretary’s mailing address is: Texas Capital Bancshares, Inc., 2000 McKinney Avenue, Suite 700, Dallas, Texas 75201, Attention: Secretary. If the TCBI special meeting is postponed or adjourned, it will not affect the ability of holders of TCBI common stock of record as of the record date to exercise their voting rights or to revoke any previously-granted proxy using the methods described above.

Delivery of Proxy Materials

As permitted by applicable law, only one (1) copy of this joint proxy statement/prospectus is being delivered to holders of TCBI common stock residing at the same address, unless such holders of TCBI common stock have notified TCBI of their desire to receive multiple copies of the joint proxy statement/prospectus.

If you hold shares of both IBTX common stock and TCBI common stock, you will receive two (2) separate packages of proxy materials.

TCBI will promptly deliver, upon oral or written request, a separate copy of the joint proxy statement/prospectus to any holder of TCBI common stock residing at an address to which only one (1) copy of such document was mailed. Requests for additional copies should be directed to Julie L. Anderson, Chief Financial Officer and Secretary of TCBI at (214) 932-6600 or TCBI’s proxy solicitor, Innisfree M&A Incorporated, by calling toll free at [    ].

Solicitation of Proxies

IBTX and TCBI will share equally the expenses incurred in connection with the printing and mailing of this joint proxy statement/prospectus. To assist in the solicitation of proxies, TCBI has retained Innisfree M&A

Incorporated, for a fee of $[    ] plus reimbursement of out-of-pocket expenses for their services. TCBI and its proxy solicitor will also request banks, brokers, trustees and other intermediaries holding shares of TCBI common stock beneficially owned by others to send this document to, and obtain proxies from, the beneficial owners and may reimburse such record holders for their reasonable out-of-pocket expenses in so doing. Solicitation of proxies by mail may be supplemented by telephone and other electronic means, advertisements and personal solicitation by the directors, officers or employees of TCBI. No additional compensation will be paid to TCBI’s directors, officers or employees for solicitation.

You should not send in any TCBI stock certificates with your proxy card (or, if you hold your shares in “street name” your voting instruction card). The exchange agent will mail a transmittal letter with instructions for the surrender of stock certificates to holders of TCBI common stock as soon as practicable after completion of the merger.

Other Matters to Come Before the TCBI Special Meeting

TCBI management knows of no other business to be presented at the TCBI special meeting, but if any other matters are properly presented to the meeting or any adjournments thereof, the persons named in the proxies will vote upon them in accordance with the board of directors’ recommendations.

Assistance

If you need assistance in completing your proxy card, have questions regarding TCBI’s special meeting or would like additional copies of this joint proxy statement/prospectus, please contact Julie L. Anderson, Chief Financial Officer and Secretary of TCBI at (214) 932-6600 or TCBI’s proxy solicitor, Innisfree M&A Incorporated, by calling toll free at [    ].

TCBI PROPOSALS

Proposal 1: TCBI Merger Proposal

TCBI is asking holders of TCBI common stock to adopt the merger agreement and approve the transactions contemplated thereby, including the merger. Holders of TCBI common stock should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.

After careful consideration, the TCBI board of directors unanimously determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of TCBI and its shareholders and unanimously approved and adopted the merger agreement, the merger and the other transactions contemplated by the merger agreement. See “The Merger—TCBI’s Reasons for the Merger; Recommendation of TCBI’s Board of Directors” beginning on page 86 for a more detailed discussion of the TCBI board of directors’ recommendation.

The TCBI board of directors unanimously recommends a vote “FOR” the TCBI merger proposal.

Proposal 2: TCBI Compensation Proposal

Pursuant to Section 14A of the Exchange Act and Rule 14a-21(c) thereunder, TCBI is seeking a non-binding, advisory shareholder approval of the compensation of TCBI’s named executive officers that is based on or otherwise relates to the merger as disclosed in the section entitled “The Merger—Interests of TCBI’s Directors and Executive Officers in the Merger—Quantification of Payments and Benefits to TCBI’s Named Executive Officers—Golden Parachute Compensation” beginning on page 141. The proposal gives holders of TCBI common stock the opportunity to express their views on the merger-related compensation of TCBI’s named executive officers.

Accordingly, TCBI is asking holders of TCBI common stock to vote “FOR” the adoption of the following resolution, on a non-binding advisory basis:

“RESOLVED, that the compensation that will or may be paid or become payable to the TCBI named executive officers, in connection with the merger, and the agreements or understandings pursuant to which such compensation will or may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in “The Merger—Interests of TCBI’s Directors and Executive Officers in the Merger—Quantification of Payments and Benefits to TCBI’s Named Executive Officers—Golden Parachute Compensation” are hereby APPROVED.”

The vote on the advisory compensation proposal is a vote separate and apart from the votes on the TCBI merger proposal and the TCBI adjournment proposal. Accordingly, if you are a holder of TCBI common stock, you may vote to approve the TCBI merger proposal and/or the TCBI adjournment proposal and vote not to approve the TCBI compensation proposal, and vice versa. The approval of the TCBI compensation proposal by holders of TCBI common stock is not a condition to the completion of the merger. If the merger is completed, the merger-related compensation will be paid to TCBI’s named executive officers to the extent payable in accordance with the terms of the compensation agreements and arrangements even if holders of TCBI common stock fail to approve the advisory vote regarding merger-related compensation.

The TCBI board of directors unanimously recommends a vote “FOR” the advisory TCBI compensation proposal.

Proposal 3: TCBI Adjournment Proposal

The TCBI special meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the TCBI special meeting to approve the TCBI merger proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to holders of TCBI common stock.

If, at the TCBI special meeting, the number of shares of TCBI common stock present or represented and voting in favor of the TCBI merger proposal is insufficient to approve the TCBI merger proposal, TCBI intends to move to adjourn the TCBI special meeting in order to enable the TCBI board of directors to solicit additional proxies for approval of the TCBI merger proposal. In that event, TCBI will ask holders of TCBI common stock to vote upon the TCBI adjournment proposal, but not the TCBI merger proposal or the TCBI compensation proposal.

In this proposal, TCBI is asking holders of TCBI common stock to authorize the holder of any proxy solicited by the TCBI board of directors, on a discretionary basis, to vote in favor of adjourning the TCBI special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from holders of TCBI common stock who have previously voted. Pursuant to the TCBI bylaws, the TCBI special meeting may be adjourned without new notice being given, so long as the time and place of the reconvened special meeting is announced at the TCBI special meeting and (a) a new record date is not set for the adjourned meeting and (b) the adjournment is for not more than thirty (30) days.

The approval of the TCBI adjournment proposal by holders of TCBI common stock is not a condition to the completion of the merger.

The TCBI board of directors recommends a vote “FOR” the TCBI adjournment proposal.

INFORMATION ABOUT IBTX

IBTX is a registered bank holding company headquartered in McKinney, Texas, which is located in the northern portion of the Dallas-Fort Worth metropolitan area. IBTX was organized as a Texas corporation on September 20, 2002. Through IBTX’s wholly owned subsidiary, Independent Bank, a Texas state chartered bank, IBTX provides a wide range of relationship-driven commercial banking products and services tailored to meet the needs of businesses, professionals and individuals. IBTX operates through its branch banking offices in the Dallas/North Texas area, including McKinney, Dallas, Fort Worth, and Sherman/Denison, the Austin/Central Texas area, including Austin and Waco, the Houston Texas metropolitan area and along the Colorado Front Range area, including Denver, Colorado Springs and Fort Collins. As of September 30, 2019, IBTX had consolidated total assets of approximately $15.0 billion, total loans of approximately $11.5 billion, total deposits of approximately $11.7 billion and total stockholders’ equity of approximately $2.3 billion.

IBTX’s primary function is to own all of the stock of Independent Bank. Independent Bank is a locally managed community bank that seeks to provide personal attention and professional assistance to its customer base, which consists principally of small to medium sized businesses, professionals and individuals. Independent Bank’s philosophy includes offering direct access to its officers and personnel, providing friendly, informed and courteous service, local and timely decision making, flexible and reasonable operating procedures, and consistently applied credit policies.

IBTX’s common stock is traded on the NASDAQ under the symbol “IBTX”.

IBTX’s principal office is located at 7777 Henneman Way, McKinney, Texas 75070, and its telephone number at that location is (972) 562-9004. Additional information about IBTX and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 201.

INFORMATION ABOUT TCBI

Texas Capital Bancshares, Inc. is a leading provider of financial services in Texas, with its headquarters located in Dallas, Texas. TCBI is a bank holding company under the Bank Holding Company Act of 1956, as amended, and a financial holding company under the Gramm-Leach-Bliley Act. As of September 30, 2019, TCBI had total consolidated assets of approximately $33.5 billion, total loans of approximately $24.7 billion, total deposits of approximately $27.4 billion and shareholders’ equity of approximately $2.7 billion.

TCBI conducts its business operations primarily through its bank subsidiary, Texas Capital Bank, a national banking association under the National Bank Act, and other non-bank subsidiaries. TCBI was incorporated in the State of Delaware in 1996 and commenced banking operations in December 1998, TCBI serves the needs of commercial businesses and successful professionals and entrepreneurs located in Texas and operates several lines of business serving a regional or national clientele of commercial borrowers. TCBI is primarily a secured lender, with the majority of its loans held for investment, excluding mortgage finance loans and other national lines of business, made to businesses headquartered or with operations in Texas. TCBI’s national lines of business provide specialized lending products to businesses throughout the United States.

TCBI’s common stock is traded on the NASDAQ Stock Market, Inc. Global Select Market System (“NASDAQ”) under the symbol “TCBI”.

TCBI’s principal office is located at 2000 McKinney Avenue, Suite 700, Dallas, Texas 75201, and its telephone number at that location is (214) 932-6600. Additional information about TCBI and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 201.

THE MERGER

This section of the joint proxy statement/prospectus describes material aspects of the merger. This summary may not contain all of the information that is important to you. You should carefully read this entire joint proxy statement/prospectus and the other documents we refer you to for a more complete understanding of the merger. In addition, we incorporate important business and financial information about each of us into this joint proxy statement/prospectus by reference. You may obtain the information incorporated by reference into this joint proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page 201.

Terms of the Merger

Each of IBTX’s and TCBI’s respective board of directors has approved the merger agreement. The merger agreement provides that TCBI will merge with and into IBTX, with IBTX as the surviving corporation in a merger of equals. Following the completion of the merger, Texas Capital Bank, a wholly-owned bank subsidiary of TCBI, will merge with and into Independent Bank, a wholly-owned bank subsidiary of IBTX, with Independent Bank as the surviving bank in the bank merger.

In the merger, each share of TCBI common stock issued and outstanding immediately prior to the effective time (other than certain shares held by IBTX or TCBI) will be converted into the right to receive 1.0311 shares of IBTX common stock. No fractional shares of IBTX common stock will be issued in connection with the merger, and holders of TCBI common stock will be entitled to receive cash in lieu thereof.

Also in the merger, each share of TCBI series A preferred stock issued and outstanding immediately prior to the effective time will be converted into the right to receive one (1) share of IBTX series B preferred stock having substantially the same terms as the TCBI series A preferred stock (taking into account that TCBI will not be the surviving entity in the merger and any adjustment to the right of optional redemption by IBTX that is reasonably necessary to obtain Tier 1 Capital treatment from the Federal Reserve Board for such preferred stock).

Holders of IBTX common stock and holders of TCBI common stock are being asked to approve and adopt the merger agreement. See the section entitled “The Merger Agreement” beginning on page 149 for additional and more detailed information regarding the legal documents that govern the merger, including information about the conditions to the completion of the merger and the provisions for terminating or amending the merger agreement.

Background of the Merger

As part of the ongoing consideration and evaluation of their respective long-term prospects and strategies, each of IBTX’s and TCBI’s board of directors (which we refer to in this section as the “IBTX Board” and the “TCBI Board”, respectively) and IBTX’s and TCBI’s senior management have regularly reviewed and assessed their respective business strategies and objectives, including assessments of strategic growth opportunities potentially available to IBTX and TCBI, as part of their respective continuous efforts to enhance value for their respective shareholders and deliver the best possible services to their respective customers and communities. These reviews have focused on, among other things, prospects and developments in the financial services industry, in the regulatory environment, in the economy generally, and in financial markets, and the implications of such developments for financial institutions generally and IBTX and TCBI, in particular. These reviews have also included assessments of ongoing consolidation in the financial services industry and the benefits and risks to IBTX and TCBI, respectively, and their respective shareholders of strategic combinations compared to the benefits and risks of continued operation as a stand-alone company. Factors assessed in connection with these reviews have included the risks and opportunities associated with operating in existing and new markets, competition, potential positive and negative expense and revenue synergies, regulatory requirements, interest rate environment and prospects, scale, credit risk, market risk and rapid changes in technology and in delivery and marketing channels.

Each of David R. Brooks, Chairman, President and Chief Executive Officer of IBTX, and C. Keith Cargill, President and Chief Executive Officer of TCBI, also has engaged from time to time in discussions with Chief Executive Officers of other companies in the financial services industry, including with respect to potential strategic business combination transaction opportunities that may be available to enhance value for their respective companies and shareholders. Mr. Brooks and Mr. Cargill, as well as other members of IBTX and TCBI senior management, also regularly meet with representatives of various investment banking firms experienced in the banking industry to discuss market conditions, current industry trends, their respective company’s performance and potential strategic business combination opportunities.

On July 10, 2019, Mr. Cargill met with a representative of Jefferies to discuss developments in the financial services industry, the overall mergers and acquisitions environment, implications for the financial services industry and TCBI emerging from rapidly evolving technology, bank and non-bank competition and the potential effects of scale. They also discussed ways in which to enhance TCBI stockholder value, including through a strategic transaction involving TCBI and IBTX, which potentially could result in strategic and other benefits for both companies and their respective stockholders and other constituencies.

In mid-to-late July 2019, Mr. Cargill and a representative of Jefferies continued to have several discussions regarding a potential strategic transaction involving TCBI and IBTX. Mr. Cargill expressed the view that a business combination transaction could present a potentially compelling opportunity for the two companies and that exploring the viability of such a transaction would be constructive.

In late July and early August 2019, as a follow-up to the discussions with Mr. Cargill, a representative of Jefferies contacted Mr. Brooks to discuss industry trends and developments in the banking industry, including recent M&A activity. As part of these discussions, the Jefferies representative and Mr. Brooks discussed the possibility of a strategic business combination transaction between IBTX and TCBI and the potential benefits that a combination could create for both companies and their respective shareholders. Following this discussion, Jefferies arranged for a meeting between Mr. Brooks and Mr. Cargill. On August 19, 2019, Mr. Cargill informed Larry L. Helm, Chairman of the TCBI Board, of the upcoming meeting between Mr. Brooks and Mr. Cargill. On August 20, 2019 and August 24, 2019, Mr. Brooks and Mr. Cargill met and had preliminary discussions regarding their respective business models, strategies and management backgrounds, and the potential operational and cultural fit between the two companies. During these conversations, Mr. Brooks and Mr. Cargill also discussed the possibility of a potential strategic business combination between IBTX and TCBI and the potential benefit of combining the companies’ complementary business models, as well as recent developments in and affecting the financial services industry, including developments in industry consolidation, favorable business conditions, and an increased focus in the financial services industry on the benefits of scale and corresponding implications for investments in technology.

During the month of September 2019, Mr. Brooks and Mr. Cargill had several additional preliminary discussions regarding a potential strategic business combination transaction between IBTX and TCBI. These discussions supported Mr. Brooks’ and Mr. Cargill’s beliefs that they shared many of the same views about the future of the industry, the competitive landscape and the effects of scale, and of the complementary nature of the two companies’ respective business models and cultures, including with respect to corporate purpose, strategic focus, target markets, client service, credit cultures, risk profiles and community commitment. As part of these discussions, Mr. Brooks and Mr. Cargill discussed the possibility of a merger of equals transaction in which the combined company would benefit from continuing members of the boards of directors and senior management teams of each company. A representative of Jefferies attended certain of these discussions.

During October 2019, Mr. Brooks and Mr. Cargill continued to engage in exploratory discussions regarding a potential strategic business combination transaction, and discussed potential governance and other non-financial terms relating to a potential combination transaction, including leadership and management structure, name of the combined company, headquarters location and similar matters. Also during this period, KBW assisted IBTX with IBTX’s preliminary evaluation of TCBI and a potential strategic business combination transaction between IBTX and TCBI, and Jefferies assisted TCBI with TCBI’s preliminary evaluation of IBTX and a potential strategic business combination transaction between TCBI and IBTX.

On October 14, 2019, at a dinner meeting of the independent members of the TCBI Board, which Mr. Cargill and representatives of Jefferies were invited to attend, Jefferies provided the independent members of the TCBI Board with an overview of current and historical financial services mergers and acquisitions, the rise of non-bank competition, the effects of scale and potential strategic alternatives. At this dinner meeting, Mr. Cargill informed the independent members of the TCBI Board of discussions between TCBI and IBTX regarding a potential merger of equals transaction.

On October 15, 2019, at a regularly scheduled meeting of the TCBI Board, the TCBI Board considered and discussed general industry matters, including the competitive landscape of the industry and the effects of scale, and discussed their perspectives on potential strategic business combinations involving TCBI.

On November 5, 2019, TCBI engaged Jefferies as TCBI’s lead financial advisor and Sullivan & Cromwell as TCBI’s outside counsel to assist TCBI in connection with a potential transaction involving TCBI and IBTX and in TCBI’s consideration of financial, legal and regulatory implications of such potential merger.

On November 7, 2019, the TCBI Board held a special meeting to consider and discuss the strategic rationale of a potential merger of equals transaction involving TCBI and IBTX. Members of TCBI management and representatives of Jefferies, Goldman Sachs and Sullivan & Cromwell also attended this meeting. At this meeting, Goldman Sachs provided the TCBI Board with an overview, based on publicly available information, of developments in the banking industry, including recent M&A activity. Jefferies provided the TCBI Board with an overview, based on publicly available information, of the banking industry, IBTX’s business, financial position and geographic footprint, an illustrative pro forma financial overview of a potential strategic business combination transaction involving TCBI and IBTX and certain information regarding recent consolidation transactions and prior mergers of equals transactions in the banking industry. Also at this meeting, the TCBI Board appointed a transaction committee of the TCBI Board (“TCBI Transaction Committee”) comprised of independent members of the TCBI Board, including Mr. Helm, authorized to oversee the negotiation of the terms of a potential merger of equals transaction with IBTX.

Also on November 7, 2019, the IBTX Board held a special meeting at which Mr. Brooks discussed the possibility of a strategic business combination with TCBI. Members of IBTX management and representatives of KBW also attended this meeting. At the meeting, Mr. Brooks updated the IBTX Board regarding the discussions he had held with Mr. Cargill, including preliminary discussions of a potential of merger of equals between the two parties and the potential strategic rationale for such a transaction. KBW provided an overview of TCBI, including its history and growth, based on publicly available information and reviewed preliminary financial aspects of the potential merger of equals transaction between the parties. Following these discussions, the IBTX Board supported continued exploration of a potential combination transaction with TCBI.

On November 12, 2019, the IBTX Board held another special meeting to further consider a potential business combination transaction between IBTX and TCBI. Members of IBTX management and representatives of KBW and Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”), IBTX’s outside counsel, also attended this meeting. At the meeting, KBW again reviewed preliminary financial aspects of the potential merger of equals transaction and reviewed information concerning pro forma loan and deposit compositions. The IBTX Board discussed with IBTX management and IBTX’s advisors the potential benefits and considerations regarding the potential transaction. Following these discussions, the IBTX Board authorized IBTX to enter into a nondisclosure agreement with TCBI to facilitate further due diligence and discussions regarding the potential transaction.

Also on November 12, 2019, IBTX and TCBI executed a mutual nondisclosure agreement. On the same day, TCBI retained Goldman Sachs pursuant to an engagement letter dated November 12, 2019, to act as an additional financial advisor to TCBI in connection with the proposed transaction.

On November 15, 2019, Mr. Brooks and Mr. Helm met to discuss the overall merits of a potential transaction, their experiences with their respective organizations and thoughts regarding key leadership and governance aspects in a potential merger of equals transaction.

Starting on November 18, 2019, IBTX and TCBI made available to each other in virtual data rooms documents for mutual due diligence review. The parties engaged in extensive mutual due diligence, including through a series of due diligence meetings and telephone calls between the parties and their respective advisors to discuss relevant topics.

On November 19, 2019, the TCBI Transaction Committee met with Mr. Brooks to review his and his management team’s background and experience and also discussed the merits of a potential transaction, technology investments and strategy, key leadership and governance, and potential synergies that could result from a merger of equals between the parties.

On November 20, 2019, Mr. Brooks discussed with a representative of Jefferies IBTX’s proposal of certain key transaction terms for a strategic business combination transaction between IBTX and TCBI, including with respect to pricing and the name, headquarters, board of directors and executive leadership of the combined company. These proposed terms contemplated, among other things, that Mr. Brooks would continue to serve as Chairman, President and Chief Executive Officer of the combined company. On the same day, Mr. Cargill and the TCBI Transaction Committee discussed these proposed terms with representatives of Jefferies and Sullivan & Cromwell. Following this discussion, members of the TCBI Transaction Committee and Mr. Cargill expressed the view that, although these terms were not acceptable, there was sufficient alignment to support continued discussion between IBTX and TCBI regarding the proposed merger of equals transaction.

On November 21, 2019, members of IBTX management, including Mr. Brooks, met with members of TCBI management, including Mr. Cargill, to continue their mutual due diligence and discuss the integration of the companies’ businesses and management teams if a merger of equals transaction involving IBTX and TCBI were to proceed. Following those meetings and continuing until the merger agreement was executed, members of the management teams of both companies continued to have discussions in person and by phone regarding due diligence matters and the potential integration of IBTX and TCBI.

On November 22, 2019, Mr. Brooks and Mr. Cargill had a meeting regarding the potential merger of equals transaction between IBTX and TCBI. Mr. Brooks and Mr. Cargill agreed that the transaction had the potential to create a combined company with strong pro forma financial results and an attractive footprint that could leverage the strengths of each company’s culture, talent, technology and commitment to community. In response to the proposed terms delivered by Mr. Brooks on November 20, 2019, Mr. Cargill made a proposal regarding, among other things, the composition of the combined company’s executive leadership team.

Also on November 22, 2019, the IBTX Board held a special meeting to receive an update on the discussions regarding the potential merger of equals transaction. Members of IBTX management also attended this meeting. At the meeting, IBTX management described the status of the continued due diligence process and the current state of the negotiations between the parties regarding transaction terms. IBTX management and members of the IBTX Board discussed that while negotiations regarding the terms of a potential business combination transaction between the two companies were ongoing, including as to certain governance matters, the number of continuing directors on the combined company’s board of directors from each of IBTX and TCBI, the management team of the combined company and the potential exchange ratio, there was a compelling strategic rationale for the potential transaction, and the IBTX Board supported continuing negotiations and discussions with TCBI.

On November 23, 2019, following these discussions between the parties, Mr. Brooks discussed with a representative of Jefferies IBTX’s revised proposal of certain key transaction terms for the potential merger of equals transaction. This revised proposal provided that, among other things, if a merger of equals transaction were to occur, five of the nine members of the combined company’s executive leadership team, in addition to

Mr. Brooks, would be selected from TCBI’s executive leadership team and that Mr. Helm would be the lead independent director of the board of directors of the combined company. Mr. Brooks reiterated his and the IBTX Board’s continued support of ongoing discussions between IBTX and TCBI regarding the potential merger of equals transaction. Thereafter, the TCBI Transaction Committee considered and discussed the terms of this revised proposal with representatives of Jefferies and Sullivan & Cromwell.

On November 25, 2019, Mr. Brooks and Mr. Helm discussed the terms of the potential transaction, as well as the corporate governance structure of the combined company. Mr. Brooks and Mr. Helm also discussed the framework for determining the exchange ratio for the potential transaction.

On November 26, 2019, Mr. Helm met with G. Stacy Smith, lead independent director of IBTX, to discuss the merits of a potential merger of equals transaction and corporate governance and key leadership matters.

Following these discussions, from November 27, 2019 through December 2, 2019, Mr. Brooks and the TCBI Transaction Committee, with the assistance of the respective advisors of IBTX and TCBI, continued to negotiate the key terms of the potential transaction, including with respect to the calculation of the exchange ratio and the size and composition of the board of directors. On November 27, 2019, representatives of Wachtell Lipton sent an initial draft of the merger agreement to representatives of Sullivan & Cromwell. Thereafter, representatives of Wachtell Lipton and Sullivan & Cromwell negotiated and finalized the merger agreement, reflecting discussions between the parties regarding key transaction terms.

On December 2, 2019, Mr. Brooks and the TCBI Transaction Committee proposed to continue the discussions regarding the potential transaction on the basis of key terms that included an exchange ratio based on a 55% TCBI / 45% IBTX pro forma equity ownership split and a board of directors of the combined company consisting of 13 members, seven of whom would be designated by TCBI and six of whom would be designated by IBTX.

Also on December 2, 2019, representatives of Sullivan & Cromwell sent to representatives of Wachtell Lipton a draft of a proposed voting agreement that TCBI requested be entered into with Vincent J. Viola, IBTX’s largest shareholder, in connection with the potential transaction.

On December 3, 2019, the TCBI Board held a special meeting to analyze and consider the proposed merger of IBTX and TCBI. Members of TCBI management and representatives of Sullivan & Cromwell, Jefferies and Goldman Sachs also attended this meeting. Mr. Brooks, together with Daniel W. Brooks, IBTX’s Vice Chairman and Chief Risk Officer and a member of the IBTX Board, and Mark Haynie, IBTX’s Executive Vice President and General Counsel, attended a portion of the meeting by invitation of the TCBI Board and provided to the TCBI Board an overview of IBTX and its business, and shared their perspectives on the potential business combination transaction, including the companies’ complementary cultures and the potential synergies and benefits that could be realized for both parties and their respective shareholders. Jefferies and Goldman Sachs then provided the TCBI Board with an overview of the transaction framework discussed among IBTX, TCBI’s senior management and the TCBI Transaction Committee. Each of Jefferies and Goldman Sachs also provided the TCBI Board with its preliminary financial analysis of the proposed transaction. Representatives of Sullivan & Cromwell discussed the directors’ fiduciary duties in connection with the TCBI Board’s evaluation of the potential merger and strategic alternatives, the regulatory requirements for approvals of bank and bank holding company combination transactions, and the regulatory environment for banks in general and for bank merger transactions in particular and the terms of the draft merger agreement. Members of TCBI’s management team and advisors discussed the due diligence process and TCBI’s findings. Among other things, the TCBI Board considered and discussed at this meeting the potential effect of the transaction in communities served by IBTX and TCBI and on TCBI employees. At the conclusion of the December 3, 2019 meeting, the TCBI Board authorized the TCBI Transaction Committee to continue negotiating the terms of the potential merger of equals transaction with IBTX.

Also on December 3, 2019, the IBTX Board held a special meeting to analyze and consider the proposed merger of IBTX and TCBI. Members of IBTX management and representatives of KBW and Wachtell Lipton also attended this meeting. KBW provided the IBTX Board with an overview of the proposed transaction and financial terms of the potential merger of equals, including the parties’ framework for calculating the exchange ratio based on a proposed 55% TCBI / 45% IBTX pro forma equity ownership split. KBW also reviewed preliminary financial aspects of the proposed transaction. IBTX management updated the IBTX Board on the discussions regarding key transaction terms, including that the current proposal provided that the board of the combined company would be comprised of 13 members, seven of whom would be designated by TCBI and six of whom would be designated by IBTX. Representatives of Wachtell Lipton, together with Mr. Haynie, discussed the directors’ fiduciary duties in connection with the IBTX Board’s evaluation of the potential transaction and reviewed with the IBTX Board the terms of the draft merger agreement and related transaction agreements. Members of the IBTX Board and management also discussed the anticipated pro forma management team of the combined company and the employment and consulting agreements that were anticipated to be entered into with certain executive officers of both IBTX and TCBI in the event a transaction were agreed. Members of the IBTX management team, and representatives of Wachtell Lipton and KBW, also discussed the due diligence process and IBTX’s findings. Following these discussions, the IBTX Board supported continued negotiations and finalization of key terms for the potential transaction.

On December 5, 2019, IBTX provided TCBI with a draft letter agreement setting out the terms of Mr. Cargill’s agreement with IBTX to serve as Special Advisor to the Chairman of the Board of Directors and Chief Executive Officer of the surviving corporation and the surviving bank, which agreement would be effective upon, and subject to, the closing of the merger.

Also on December 5, 2019, IBTX engaged Piper Sandler to provide a fairness opinion to the IBTX Board in connection with the proposed transaction.

On the morning of December 8, 2019, the TCBI Board held a special meeting to analyze and consider further the negotiated terms of the proposed merger and entry into the merger agreement by TCBI. Members of TCBI management and representatives of Sullivan & Cromwell, Jefferies and Goldman Sachs also attended this meeting. Jefferies and Goldman Sachs each separately reviewed its financial analysis with the TCBI Board and rendered to the TCBI Board an oral opinion, confirmed by delivery of a written opinion, to the TCBI Board to the effect that, as of the date of such written opinion and based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as described in such written opinion, the exchange ratio provided for pursuant to the merger agreement was fair, from a financial point of view, to holders of TCBI common stock (other than, as applicable, IBTX and its affiliates). Representatives of Sullivan & Cromwell then provided an updated summary of the proposed terms of the merger agreement and the employment and consulting agreements that were anticipated to be entered into between IBTX and certain executive officers of TCBI, reviewed the TCBI Board’s fiduciary duties in connection with its evaluation of the potential merger and described the resolutions the directors of TCBI would be asked to consider if they were to approve the merger. At the conclusion of the meeting, after careful review and discussion by the TCBI Board, including consideration of the factors described below under “The Merger—TCBI’s Reasons for the Merger; Recommendation of TCBI’s Board of Directors”, the TCBI Board unanimously determined that the merger agreement and the transactions contemplated thereby were advisable and in the best interests of TCBI and its shareholders, and unanimously approved the merger agreement and the transactions contemplated thereby and entry into the merger agreement by TCBI.

Later on December 8, 2019, the IBTX Board held a special meeting to analyze and consider further the terms of the proposed merger and entry into the merger agreement by IBTX. Members of IBTX management and representatives of KBW, Piper Sandler and Wachtell Lipton also attended this meeting. At this meeting, KBW and Piper Sandler reviewed with the IBTX Board the financial aspects of the proposed merger and rendered their respective opinions, which were initially rendered orally and subsequently confirmed by written opinions, each dated December 8, 2019, to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW and Piper Sandler as set forth in their respective opinions, the exchange ratio in the proposed merger was fair, from a financial point of view, to IBTX. Also at the meeting, members of the IBTX management team provided a final update on their due diligence findings in connection with the proposed transaction. Representatives of Wachtell Lipton, together with Mr. Haynie, reviewed with the IBTX Board the proposed terms of the merger agreement and the other agreements to be entered into in connection with the proposed transaction, and reviewed the directors’ fiduciary duties in connection with the proposed transaction and described the resolutions the directors of IBTX would be asked to consider if they were to approve the merger. At the conclusion of the meeting, after careful review and discussion by the IBTX Board, including consideration of the factors described below under “The Merger—IBTX’s Reasons for the Merger; Recommendation of IBTX’s Board of Directors”, the IBTX Board unanimously determined that the merger agreement and the transactions contemplated thereby were advisable and in the best interests of IBTX and its shareholders, and unanimously approved the merger agreement and the transactions contemplated thereby and entry into the merger agreement by IBTX.

Following the meetings of the IBTX Board and the TCBI Board on December 8, 2019, and after finalizing the merger agreement, IBTX and TCBI executed the merger agreement early in the morning on December 9, 2019. The transaction was announced the morning of December 9, 2019, before the opening of the financial markets in New York, in a press release jointly issued by IBTX and TCBI.

TCBI’s Reasons for the Merger; Recommendation of TCBI’s Board of Directors

In evaluating the merger agreement, the merger and the other transactions contemplated by the merger agreement, the TCBI board of directors consulted with TCBI’s management and legal and financial advisors. In reaching its decision to approve the merger agreement, and to adopt the merger agreement and recommend adoption of the merger agreement by the TCBI shareholders, the TCBI board of directors considered a number of factors, including the following:

•

each of TCBI’s and IBTX’s business, operations, financial condition, stock performance, asset quality, earnings and prospects. In reviewing these factors, including the information obtained through due diligence, the TCBI board of directors considered that IBTX’s and TCBI’s respective business, operations and risk profile complement each other and that the companies’ separate earnings and prospects, and the synergies and scale potentially available in the proposed transaction, create the opportunity for the combined company to leverage complementary and diversified revenue streams and to have superior future earnings and prospects compared to TCBI’s earnings and prospects on a stand-alone basis;

•	the ability to leverage the combined company’s investments in innovation and technology to improve customer offerings and service;

•	the combined company’s position as one of the largest financial services organizations based in Texas in terms of total consolidated assets, loans, deposits and revenues;

•

IBTX’s and TCBI’s operations in high-growth Texas banking markets and IBTX’s operations in high-growth Colorado markets, which enhance the combined company’s footprint and deposit gathering opportunities in these fast-growing markets;

•	the opportunity provided by IBTX’s larger branch network and its rebranding in Texas to grow TCBI’s small business market share;

•	the compatibility of IBTX’s and TCBI’s cultures and credit philosophies;

•

its knowledge of the current environment in the financial services industry, including economic conditions and the interest rate and regulatory environments, increased operating costs resulting from regulatory and compliance mandates, increasing competition from both banks and non-bank financial and financial technology firms, current financial market conditions and the likely effects of these factors on TCBI’s and the combined company’s potential growth, development, productivity and strategic options;

•	the exchange ratio in relation to the respective contributions of TCBI and IBTX;

•	the governance structure for the combined company, including the composition of the board of directors and executive management;

•	IBTX’s past record of integrating acquisitions and of realizing expected financial and other benefits of such acquisitions;

•

the anticipated pro forma financial impact of the merger on the combined company, including earnings, dividends, return on equity, tangible book value accretion, asset quality, liquidity and regulatory capital levels;

•

the complementary nature of TCBI’s and IBTX’s businesses and prospects given the markets they serve and products they offer, and the expectation that the transaction would provide economies of scale, enhanced ability to invest in technology and innovation, expanded product offerings, cost savings opportunities and enhanced opportunities for growth;

•	its belief that the two companies’ purpose-driven corporate cultures are similar and compatible, which would facilitate integration and implementation of the transaction;

•

TCBI’s and IBTX’s shared belief in a purpose-driven and thoughtful approach to the combination and the resulting company, structured to maximize the potential for synergies and positive impact to local communities and minimize the loss of customers and employees and to further diversify the combined company’s operating risk profile compared to the risk profile of either company on a stand-alone basis;

•

its review and discussions with TCBI’s senior management and advisors concerning TCBI’s due diligence examination of the operations, financial condition and regulatory compliance programs and prospects of IBTX;

•	the expectation that the required regulatory approvals could be obtained in a timely fashion;

•	the expectation that the transaction will be generally tax-free for United States federal income tax purposes to TCBI’s shareholders;

•

the fact that the exchange ratio would be fixed, which the TCBI board of directors believed was consistent with market practice for transactions of this type and with the strategic purpose of the transaction;

•

the opinion, dated December 8, 2019, of Jefferies to the TCBI board of directors as to the fairness, from a financial point of view and as of such date, of the exchange ratio provided for pursuant to the merger agreement, which opinion was based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as further described under the heading “—Opinions of TCBI’s Financial Advisors—Opinion of Jefferies LLC” beginning on page 88;

•

the oral opinion of Goldman Sachs to the TCBI board of directors, subsequently confirmed in Goldman Sachs’ written opinion, dated December 9, 2019, as to the fairness, from a financial point of view and as of such date, of the exchange ratio provided for pursuant to the merger agreement, which opinion was based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as set forth in Goldman Sachs’ written opinion, as further described under the heading “—Opinions of TCBI’s Financial Advisors—Opinion of Goldman Sachs & Co. LLC” beginning on page 96; and

•	its review with TCBI’s legal advisors of the terms of the merger agreement, including the representations, covenants, deal protection and termination provisions.

The TCBI board of directors also considered the potential risks related to the transaction. The TCBI board of directors concluded that the anticipated benefits of combining with IBTX were likely to substantially outweigh these risks. These potential risks included:

•	the diversion of management focus and resources from other strategic opportunities and operational matters while working to implement the transaction and integrate the two companies;

•	the possibility of encountering difficulties in achieving cost savings and synergies in the amounts currently estimated or within the time frame currently contemplated;

•	certain anticipated merger-related costs;

•

the regulatory and other approvals required in connection with the merger and the bank merger and the risk that such regulatory approvals will not be received or will not be received in a timely manner or may impose burdensome or unacceptable conditions;

•	the potential for legal claims challenging the merger;

•	the merger’s effect on the combined company’s regulatory capital levels; and

•	the other risks described under the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements”.

The foregoing discussion of the information and factors considered by the TCBI board of directors is not intended to be exhaustive, but includes the material factors considered by the board. In reaching its decision to approve the merger agreement, the merger, and the other transactions contemplated by the merger agreement, the TCBI board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The TCBI board of directors considered all these factors as a whole, including discussions with TCBI’s management and financial and legal advisors, in evaluating the merger agreement, the merger, and the other transactions contemplated by the merger agreement.

For the reasons set forth above, the TCBI board of directors determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of TCBI and its shareholders, and adopted and approved the merger agreement and the transactions contemplated thereby, including the merger.

In considering the recommendation of the TCBI board of directors, you should be aware that certain directors and executive officers of TCBI may have interests in the merger that are different from, or in addition to, interests of shareholders of TCBI generally and may create potential conflicts of interest. The TCBI board of directors was aware of these interests and considered them when evaluating and negotiating the merger agreement, the merger and the other transactions contemplated by the merger agreement, and in recommending to TCBI’s shareholders that they vote in favor of the TCBI merger proposal. See “The Merger—Interests of TCBI’s Directors and Executive Officers in the Merger”.

It should be noted that this explanation of the reasoning of the TCBI board of directors and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” on page 52.

For the reasons set forth above, the TCBI board of directors unanimously recommends that the holders of TCBI common stock vote “FOR” the TCBI merger proposal.

Opinions of TCBI’s Financial Advisors

Opinion of Jefferies LLC

TCBI has retained Jefferies as a financial advisor to TCBI in connection with the mergers. In connection with this engagement, the TCBI board of directors requested that Jefferies evaluate the fairness, from a financial point of view, of the exchange ratio provided for pursuant to the merger agreement. At a meeting of the TCBI board of directors held on December 8, 2019 to evaluate the mergers, Jefferies rendered an oral opinion, confirmed by delivery of a written opinion dated December 8, 2019, to the TCBI board of directors to the effect that, as of that date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as described in its opinion, the exchange ratio provided for pursuant to the merger agreement was fair, from a financial point of view, to holders of TCBI common stock (other than, as applicable, IBTX and its affiliates).

The full text of Jefferies’ opinion, which describes various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Jefferies, is attached as Annex F to this joint proxy statement/prospectus statement and is incorporated herein by reference. Jefferies’ opinion was provided for the use and benefit of the TCBI board of directors (in its capacity as such) in its evaluation of the exchange ratio from a financial point of view and did not address any other aspect of the mergers or any other matter. Jefferies’ opinion did not address the relative merits of the mergers or other transactions contemplated by the merger agreement as compared to any alternative transaction or opportunity that might be available to TCBI, nor did it address the underlying business decision by TCBI to engage in the mergers. Jefferies’ opinion did not constitute a recommendation as to how the TCBI board of directors, and does not constitute a recommendation as to how any securityholder, should vote or act with respect to the mergers or any other matter. The following summary is qualified in its entirety by reference to the full text of Jefferies’ opinion.

In arriving at its opinion, Jefferies, among other things:

•	reviewed an execution version, provided to Jefferies on December 7, 2019, of the merger agreement;

•	reviewed certain publicly available financial and other information regarding TCBI and IBTX;

•

reviewed certain information furnished by the respective managements of TCBI and IBTX relating to the businesses, operations and prospects of TCBI and IBTX, including certain financial forecasts and estimates relating to TCBI and IBTX provided to or discussed with Jefferies by the managements of TCBI and IBTX, respectively;

•	reviewed certain estimates as to potential cost savings expected by the managements of TCBI and IBTX to result from the mergers (collectively referred to as the “Synergies”);

•

held discussions with members of the senior managements of TCBI and IBTX regarding the businesses, operations and prospects of TCBI and IBTX and the other matters described in the second through fourth bullets immediately above;

•

reviewed the stock trading price history and implied trading multiples for TCBI and IBTX and compared them with those of certain publicly traded companies that Jefferies deemed relevant in evaluating TCBI and IBTX;

•

considered certain potential pro forma financial effects of the mergers on TCBI and IBTX utilizing the financial forecasts and estimates relating to TCBI and IBTX and the potential Synergies referred to above; and

•	conducted such other financial studies, analyses and investigations as Jefferies deemed appropriate.

In its review and analysis and in rendering its opinion, Jefferies assumed and relied upon, but did not assume any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by TCBI and IBTX or that was publicly available to Jefferies (including, without limitation, the information described above) or otherwise reviewed by Jefferies. Jefferies relied on assurances of the managements and other representatives of TCBI and IBTX that they were not aware of any facts or circumstances that would make such information incomplete, inaccurate or misleading. In its review, Jefferies did not make or obtain an independent evaluation or appraisal of any of the assets (or related collateral) or liabilities (contingent, accrued, derivative, off-balance sheet or otherwise), nor did Jefferies conduct a physical inspection of any of the properties or facilities, of TCBI, IBTX or any other entity and Jefferies assumed no responsibility to obtain or conduct any such evaluations, appraisals or physical inspections. Jefferies is not an expert in the evaluation of deposit accounts or loan or securities portfolios, including with respect to interest rate or credit marks or allowances for losses, and Jefferies assumed no responsibility for conducting a review of individual credit files or loan or securities portfolios. Jefferies expressed no opinion or view as to the adequacy or sufficiency of allowances for losses or other matters with respect thereto and Jefferies assumed that each of TCBI and IBTX had, and the pro forma combined company would have, appropriate reserves to cover any such losses. Jefferies did not evaluate the solvency or fair value of TCBI, IBTX or any other entity under any laws relating to bankruptcy, insolvency or similar matters. Jefferies’ analyses and opinion also did not consider any actual or potential arbitration, litigation, claims or possible unasserted claims, investigations or other proceedings to which TCBI, IBTX or any of their respective affiliates are or in the future may be a party or subject.

With respect to the financial forecasts and estimates provided to and reviewed by Jefferies, Jefferies noted that projecting future results of any company is inherently subject to uncertainty. However, Jefferies was advised, and Jefferies assumed, that the financial forecasts and estimates relating to TCBI and IBTX and potential Synergies that Jefferies was directed to utilize for purposes of its analyses and opinion were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the managements of TCBI and IBTX, as the case may be, as to, and Jefferies assumed that they were an appropriate basis upon which to evaluate, the future financial performance of TCBI and IBTX, the potential Synergies and other potential pro forma financial effects of the mergers and the other matters covered thereby. Jefferies expressed no opinion as to any financial forecasts or estimates or the assumptions on which they were based. Jefferies assumed that the financial results reflected in such financial forecasts and estimates, including with respect to potential Synergies, would be realized in the amounts and at the times projected.

Jefferies relied upon the assessments of the managements of TCBI and IBTX as to, among other things, (i) the potential impact on TCBI and IBTX of market, competitive, macroeconomic and other conditions, trends and developments in and prospects for, and governmental, regulatory and legislative matters relating to or affecting, the financial services and banking industries and the geographic regions in which TCBI and IBTX operate, including the views of such managements regarding prevailing and future interest rates and capital requirements, (ii) matters relating to TCBI’s and IBTX’s respective loan and securities portfolios and existing and future agreements and other arrangements involving, and ability to attract, retain and/or replace, key employees, customers, vendors, third-party service providers and other commercial relationships, (iii) matters relating to TCBI’s deposit initiatives, including the likelihood and timing thereof and related expenditures, (iv) matters relating to prior acquisitions of IBTX, including financial aspects involved, ongoing obligations, if any, and integration and other financial effects, and (v) the ability to integrate the businesses of TCBI and IBTX. Jefferies assumed that there would not be any developments with respect to any such matters that would have an adverse effect on TCBI, IBTX or the mergers (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to Jefferies’ analyses or opinion and that any structural or other change in effecting, or restructuring of, the mergers as permitted under the merger agreement would not impact such analyses or opinion.

Jefferies’ opinion was based on economic, monetary, regulatory, market and other conditions existing, and which could be evaluated, as of the date of Jefferies’ opinion. Jefferies expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion of which Jefferies becomes aware after the date of its opinion. As the TCBI board of directors was aware, the credit, financial and stock markets, the industries in which TCBI and IBTX operate and the securities of TCBI and IBTX have experienced and may continue to experience volatility and Jefferies expressed no view or opinion as to any potential effects of such volatility on TCBI, IBTX or the mergers (including the contemplated benefits thereof).

Jefferies made no independent investigation of, and Jefferies expressed no view or opinion as to, any legal, regulatory, accounting or tax matters affecting or relating to TCBI, IBTX or the mergers and Jefferies assumed the correctness in all respects meaningful to its analyses and opinion of all legal, regulatory, accounting and tax advice given to TCBI and/or the TCBI board of directors, including, without limitation, with respect to changes in, or the impact of, accounting standards or tax and other laws, regulations and governmental and legislative policies affecting TCBI, IBTX or the mergers (including the contemplated benefits thereof) and legal, regulatory, accounting and tax consequences to TCBI, IBTX or their respective securityholders of the terms of, and transactions contemplated by, the merger agreement and related documents. Jefferies assumed that the mergers would be consummated in accordance with their respective terms without waiver, modification or amendment of any material term, condition or agreement and in compliance with all applicable laws, documents and other requirements and that, in the course of obtaining the necessary governmental, regulatory or third-party approvals, consents, waivers and releases for the mergers, including with respect to any divestitures or other requirements, no delay, limitation, restriction or condition would be imposed or occur that would have an adverse effect on TCBI, IBTX or the mergers (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to Jefferies’ analyses or opinion. Jefferies also assumed, with TCBI’s consent, that the merger would qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, for U.S. federal income tax purposes and would otherwise qualify for the intended tax treatment contemplated by the merger agreement. Jefferies further assumed that the final merger agreement, when signed by the parties thereto, would not differ from the execution version reviewed by Jefferies in any respect meaningful to Jefferies’ analyses or opinion.

In connection with its engagement, Jefferies was not requested to, and Jefferies did not, solicit third-party indications of interest in the acquisition of all or a part of TCBI or any alternative transaction. Jefferies’ opinion did not address the relative merits of the transactions contemplated by the merger agreement as compared to any alternative transaction or opportunity that might be available to TCBI, nor did it address the underlying business decision by TCBI to engage in the mergers or the terms of the merger agreement or the documents referred to therein, including the form or structure (or any alternative structure or restructuring) of the mergers or any term, aspect or implication of any voting agreement, governance arrangements or any other agreements, arrangements or understandings entered into in connection with, or contemplated by or resulting from, the mergers or otherwise. Jefferies’ opinion was limited to the fairness, from a financial point of view, of the exchange ratio to holders of TCBI common stock (to the extent expressly specified in such opinion) without regard to individual circumstances of specific holders (whether by virtue of control, voting or consent, liquidity, contractual arrangements or otherwise) which may distinguish such holders or the securities of TCBI held by such holders, and Jefferies’ opinion did not in any way address proportionate allocation or relative fairness. In addition, Jefferies was not asked to, and Jefferies’ opinion did not, address the fairness, financial or otherwise, of any consideration to the holders of any class of securities, creditors or other constituencies of TCBI, IBTX or any other party. Furthermore, Jefferies did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation or other consideration payable to or to be received by any officers, directors or employees, or any class of such persons, in connection with the mergers relative to the exchange ratio or otherwise. Jefferies also expressed no view or opinion as to the actual value of IBTX common stock when issued or the prices at which shares of TCBI common stock, IBTX common stock or any other securities may trade or otherwise be transferable at any time, including following the announcement or consummation of the mergers. The issuance of Jefferies’ opinion was authorized by Jefferies’ fairness committee.

In connection with rendering its opinion to the TCBI board of directors, Jefferies performed a variety of financial and comparative analyses, including those described below. The following summary is not a complete description of all analyses performed and factors considered by Jefferies in connection with its opinion. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the selected public companies analyses summarized below, no company used as a comparison was identical or directly comparable to TCBI or IBTX. These analyses necessarily involved complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the companies concerned.

Jefferies believes that its analyses and the summary below must be considered as a whole and in context and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Jefferies’ analyses and opinion. Jefferies did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion, but rather arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole.

The estimates of the future performance of TCBI and IBTX in or underlying Jefferies’ analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, Jefferies considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of TCBI and IBTX. Estimates of the financial value of companies or businesses do not purport to be appraisals or necessarily reflect the prices at which companies, businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the implied reference ranges resulting from, any particular analysis described below are inherently subject to substantial uncertainty and should not be taken as Jefferies’ view of the actual value of TCBI, IBTX or their respective businesses or securities.

The exchange ratio was determined through negotiations between TCBI and IBTX, and the decision of TCBI to enter into the merger agreement was solely that of the TCBI board of directors. Jefferies’ opinion and financial analyses were only one of many factors considered by the TCBI board of directors in its evaluation of the exchange ratio and should not be viewed as determinative of the views of the TCBI board of directors or TCBI management with respect to the mergers or the merger consideration or whether the TCBI board of directors would have been willing to agree to a different exchange ratio.

Financial Analyses

The summary of the financial analyses described in this section entitled “—Financial Analyses” is a summary of the material financial analyses reviewed with the TCBI board of directors and performed by Jefferies in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand Jefferies’ financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Jefferies’ financial analyses. The order in which the financial analyses summarized below appear does not necessarily reflect the relative importance or weight given to such analyses. In calculating implied exchange ratio reference ranges as reflected in the financial analyses described below, Jefferies divided the low-ends (or high-ends, as the case may be) of the approximate implied per share equity value reference ranges derived for TCBI from such analyses by the high-ends (or low-ends, as the case may be) of the approximate implied per share equity value reference ranges derived for IBTX from such analyses in order to calculate the low-ends (or high-ends, as the case may be) of the implied exchange ratio reference ranges.

Selected Public Companies Analyses. Jefferies performed separate selected public companies analyses of TCBI and IBTX in which Jefferies reviewed certain financial and stock market information relating to TCBI, IBTX and the selected publicly traded companies listed below.

TCBI. In its selected public companies analysis of TCBI, Jefferies reviewed publicly available financial, stock market and operating information relating to TCBI and the following 23 selected publicly traded companies in the financial services and banking industries in the U.S. with $20 billion to $50 billion in assets that Jefferies considered generally relevant for purposes of analysis, collectively referred to as the “TCBI selected companies:”

• Associated Banc-Corp	• Prosperity Bancshares, Inc.
• Bank OZK	• Signature Bank
• BankUnited, Inc.	• Sterling Bancorp
• BOK Financial Corporation	• Synovus Financial Corp.
• Cullen/Frost Bankers, Inc.	• TCF Financial Corporation

• F.N.B. Corporation	• UMB Financial Corporation
• First Horizon National Corporation	• Umpqua Holdings Corporation
• Flagstar Bancorp, Inc.	• Valley National Bancorp
• Fulton Financial Corporation	• Webster Financial Corporation
• Hancock Whitney Corporation	• Western Alliance Bancorporation
• PacWest Bancorp	• Wintrust Financial Corporation
• Pinnacle Financial Partners, Inc.

Jefferies reviewed, among other information, closing stock prices on December 6, 2019 as multiples of calendar year 2020 and calendar year 2021 estimated earnings per share, referred to as EPS, and latest publicly reported fiscal quarter tangible book value, referred to as latest quarter TBV, per share. Jefferies also reviewed calendar year 2020 estimated return on average tangible common equity, referred to as ROATCE. Financial data of the TCBI selected companies were based on publicly available research analysts’ estimates, public filings and other publicly available information. Financial data of TCBI was based on estimates of TCBI’s management.

The overall low to high calendar year 2020 and calendar year 2021 estimated EPS multiples observed for the TCBI selected companies were 9.2x to 15.4x (with a median of 11.2x) and 8.8x to 15.3x (with a median of 10.4x), respectively. Jefferies then applied selected ranges of calendar year 2020 and calendar year 2021 estimated EPS multiples of 10.2x to 12.2x and 9.4x to 11.4x, respectively, derived from the TCBI selected companies to corresponding data of TCBI. This analysis indicated approximate implied per share equity value reference ranges for TCBI based on calendar year 2020 and calendar year 2021 estimated EPS of $54.24 to $64.85 and $55.94 to $67.87, respectively.

The overall low to high latest quarter TBV multiples observed for the TCBI selected companies were 1.15x to 2.17x (with a median of 1.58x) and the overall low to high calendar year 2020 estimated ROATCE observed for the TCBI selected companies was 8.7% to 17.5% (with a median of 13.0%). Jefferies derived a regression line between the observed latest quarter TBV multiples and calendar year 2020 estimated ROATCE of the TCBI selected companies and noted that TCBI’s calendar year 2020 estimated ROATCE implied a latest quarter TBV multiple for TCBI of 1.29x. Jefferies then applied a selected range of latest quarter TBV multiples of 1.19x to 1.39x to the latest quarter TBV per share of TCBI. This analysis indicated an approximate implied per share equity value reference range for TCBI of $61.28 to $71.57.

IBTX. In its selected public companies analysis of IBTX, Jefferies reviewed publicly available financial, stock market and operating information relating to IBTX and the following 30 selected publicly traded companies in the financial services and banking industries in the U.S. with $10 billion to $20 billion in assets that Jefferies considered generally relevant for purposes of analysis, collectively referred to as the “IBTX selected companies:”

• Ameris Bancorp	• Heartland Financial USA, Inc.
• Atlantic Union Bankshares Corporation	• Home BancShares, Inc.
• BancorpSouth Bank	• Independent Bank Corp.
• Banner Corporation	• Northwest Bancshares, Inc.
• Cadence Bancorporation	• Pacific Premier Bancorp, Inc.
• CenterState Bank Corporation	• Renasant Corporation
• Columbia Banking System, Inc.	• Simmons First National Corporation
• Community Bank System, Inc.	• South State Corporation
• CVB Financial Corp.	• TowneBank
• First Financial Bancorp.	• Trustmark Corporation
• First Interstate BancSystem, Inc.	• United Bankshares, Inc.
• First Merchants Corporation	• United Community Banks, Inc.
• First Midwest Bancorp, Inc.	• Washington Federal, Inc.
• Glacier Bancorp, Inc.	• WesBanco, Inc.
• Great Western Bancorp, Inc.	• WSFS Financial Corporation

Jefferies reviewed, among other information, closing stock prices on December 6, 2019 as multiples of calendar year 2020 and calendar year 2021 estimated EPS and latest quarter TBV per share. Jefferies also reviewed calendar year 2020 estimated ROATCE. Financial data of the IBTX selected companies were based on publicly available research analysts’ estimates, public filings and other publicly available information. Financial data of IBTX was based on estimates of IBTX’s management.

The overall low to high calendar year 2020 and calendar year 2021 estimated EPS multiples observed for the IBTX selected companies were 8.5x to 20.5x (with a median of 13.4x) and 8.0x to 19.7x (with a median of 12.9x), respectively. Jefferies then applied selected ranges of calendar year 2020 and calendar year 2021 estimated EPS multiples of 12.4x to 14.4x and 11.9x to 13.9x, respectively, derived from the IBTX selected companies to corresponding data of IBTX. This analysis indicated approximate implied per share equity value reference ranges for IBTX based on calendar year 2020 and calendar year 2021 estimated EPS of $63.40 to $73.60 and $62.99 to $73.57, respectively.

The overall low to high latest quarter TBV multiples observed for the IBTX selected companies were 1.13x to 3.48x (with a median of 1.93x) and the overall low to high calendar year 2020 estimated ROATCE observed for the IBTX selected companies was 10.1% to 18.4% (with a median of 13.9%). Jefferies derived a regression line between the observed latest quarter TBV multiples and calendar year 2020 estimated ROATCE of the IBTX selected companies and noted that IBTX’s calendar year 2020 estimated ROATCE implied a latest quarter TBV multiple for IBTX of 2.33x. Jefferies then applied a selected range of latest quarter TBV multiples of 2.23x to 2.43x to the latest quarter TBV per share of IBTX. This analysis indicated an approximate implied per share equity value reference range for IBTX of $62.18 to $67.76.

Utilizing the approximate implied per share equity value reference ranges derived for TCBI and IBTX described above, Jefferies calculated the following approximate implied exchange ratio reference ranges, as compared to the exchange ratio:

Implied Exchange Ratio Reference Ranges Based on:			Exchange Ratio
CY2020E EPS	CY2021E EPS	Latest Quarter TBV
0.7369x – 1.0228x	0.7604x – 1.0775x	0.9043x – 1.1510x	1.0311x

Dividend Discount Analyses. Jefferies performed separate dividend discount analyses of TCBI and IBTX as described below.

TCBI. Jefferies performed a dividend discount analysis of TCBI by calculating the estimated present value of the distributable cash flows that TCBI was forecasted to generate during the fiscal years ending December 31, 2020 through December 31, 2024 based on estimates of TCBI management. For purposes of this analysis, a tangible common equity to tangible assets ratio of 9.0% and a dividend capacity based on the amount of capital in excess of that required minimum threshold were assumed. Jefferies calculated terminal values for TCBI by applying to TCBI’s fiscal year 2025 estimated net income a selected range of terminal EPS multiples of 10.2x to 12.2x. The present values (as of December 31, 2019) of the distributable cash flows and terminal values were then calculated using a selected range of discount rates of 9.0% to 11.0%. This analysis indicated an approximate implied per share equity value reference range for TCBI of $53.30 to $67.82.

IBTX. Jefferies performed a dividend discount analysis of IBTX by calculating the estimated present value of the distributable cash flows that IBTX was forecasted to generate during the fiscal years ending December 31, 2020 through December 31, 2024 based on estimates of IBTX management. For purposes of this analysis, a tangible common equity to tangible assets ratio of 9.0% and a dividend capacity based on the amount of capital in excess of that required minimum threshold were assumed. Jefferies calculated terminal values for IBTX by applying to IBTX’s fiscal year 2025 estimated net income a selected range of terminal EPS multiples of 12.4x to 14.4x. The present values (as of December 31, 2019) of the distributable cash flows and terminal values were then calculated using a selected range of discount rates of 9.0% to 11.0%. This analysis indicated an approximate implied per share equity value reference range for IBTX of $64.39 to $77.92.

Utilizing the approximate implied per share equity value reference ranges derived for TCBI and IBTX described above, Jefferies calculated the following implied exchange ratio reference ranges, as compared to the exchange ratio:

Implied Exchange Ratio Reference Range	Exchange Ratio
0.6841x – 1.0532x	1.0311x

Certain Additional Information

Jefferies observed certain additional information that was not considered part of Jefferies’ financial analysis with respect to its opinion but was noted for informational purposes, including the following:

•

Jefferies reviewed the relative contributions of TCBI and IBTX to certain balance sheet items, estimated net income for the second half of fiscal year 2020 and the full fiscal years 2021 and 2022, market capitalization and number of branches of the combined company based on estimates of the managements of TCBI and IBTX and public filings of TCBI and IBTX. This review indicated overall relative contributions by TCBI of such financial and other observed data of approximately 11% to 70% as compared to the implied pro forma ownership of holders of TCBI common stock in the combined company upon the effective time based on the exchange ratio of approximately 55%; and

•

the illustrative potential pro forma financial effect of the mergers on TCBI’s and IBTX’s fiscal years 2021 and 2022 estimated EPS, estimated TBV per share at closing and annual dividend per share based on estimates of the managements of TCBI and IBTX (after giving effect to potential Synergies in the case of estimated EPS), which indicated that the mergers could be (i) relative to TCBI on a standalone basis, accretive to TCBI’s fiscal years 2021 and 2022 estimated EPS and annual dividend per share and dilutive to TCBI’s estimated TBV per share and (ii) in the case of IBTX, accretive to IBTX’s fiscal years 2021 and 2022 estimated EPS and estimated TBV per share and neutral to IBTX’s annual dividend per share.

Miscellaneous

TCBI has agreed to pay Jefferies for its financial advisory services in connection with the merger an aggregate fee currently estimated to be approximately $26.5 million, of which a portion was payable upon delivery of Jefferies’ opinion to the TCBI board of directors and approximately $20 million is payable contingent upon consummation of the merger. In addition, TCBI agreed to reimburse Jefferies for expenses, including fees and expenses of counsel, incurred in connection with Jefferies’ engagement and to indemnify Jefferies and related parties against liabilities, including liabilities under federal securities laws, arising out of or in connection with the services rendered and to be rendered by Jefferies under its engagement.

As the TCBI board of directors was aware, although Jefferies and its affiliates did not provide financial advisory or financing services to TCBI unrelated to the mergers or to IBTX during the two-year period prior to the date of Jefferies’ opinion for which Jefferies and its affiliates received compensation, Jefferies and its affiliates may in the future provide such services to TCBI, IBTX and/or their respective affiliates, for which services Jefferies and its affiliates would expect to receive compensation. In the ordinary course of business, Jefferies and its affiliates may trade or hold securities or financial instruments (including loans and other obligations) of TCBI, IBTX and/or their respective affiliates for Jefferies’ own account and for the accounts of Jefferies’ customers and, accordingly, may at any time hold long or short positions or otherwise effect transactions in those securities or financial instruments.

Jefferies was selected as a financial advisor to TCBI in connection with the mergers because, among other things, Jefferies is an internationally recognized investment banking firm with substantial experience in merger and acquisition transactions and based on its familiarity with TCBI’s and IBTX’s business and industry. Jefferies is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.

Opinion of Goldman Sachs & Co. LLC

At a meeting of the TCBI board of directors, Goldman Sachs rendered to the TCBI board of directors its oral opinion, subsequently confirmed in Goldman Sachs’ written opinion dated as of December 9, 2019, to the effect that, as of the date of Goldman Sachs’ written opinion, and based upon and subject to the factors and assumptions set forth in Goldman Sachs’ written opinion, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to the holders (other than IBTX and its affiliates) of outstanding shares of TCBI common stock.

The full text of the written opinion of Goldman Sachs, dated December 9, 2019, which sets forth the assumptions made, procedures followed, matters considered, qualifications and limitations on the review undertaken in connection with the opinion, is attached as Annex G to this joint proxy statement/prospectus. The summary of the Goldman Sachs opinion contained in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of Goldman Sachs’ written opinion. Goldman Sachs’ advisory services and opinion were provided for the information and assistance of the TCBI board of directors in connection with its consideration of the proposed merger and the opinion does not constitute a recommendation as to how any holder of shares of TCBI common stock should vote with respect to the proposed merger or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the merger agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of TCBI and IBTX for the five years ended December 31, 2018;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of TCBI and IBTX;

•	certain other communications from TCBI and IBTX to their respective stockholders;

•	certain publicly available research analyst reports for TCBI and IBTX;

•	certain internal financial analyses and forecasts for IBTX on a stand-alone basis prepared by its management; and

•

certain internal financial analyses and forecasts for TCBI on a stand-alone basis and certain financial analyses and forecasts for IBTX on a stand-alone basis and on a pro-forma basis giving effect to the proposed merger, in each case, as prepared by the management of TCBI and approved for Goldman Sachs’ use by TCBI, which are referred to in this section as the “Forecasts”, including certain operating synergies projected by the management of TCBI to result from the proposed merger, as approved for Goldman Sachs’ use by TCBI, which are referred to in this section as the “Synergies”.

Goldman Sachs also held discussions with members of the senior managements of TCBI and IBTX regarding their assessment of the strategic rationale for, and the potential benefits of, the proposed merger and the past and current business operations, financial condition and future prospects of TCBI and IBTX; reviewed the reported price and trading activity for the TCBI common stock and IBTX common stock; compared certain financial and stock market information for TCBI and IBTX with similar information for certain other companies the securities of which are publicly traded; and performed such other studies and analyses, and considered such other factors, as Goldman Sachs deemed appropriate.

For purposes of rendering its opinion, Goldman Sachs, with the consent of the TCBI board of directors, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, Goldman Sachs, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with the consent of the TCBI board of directors that the Forecasts, including the Synergies, were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of TCBI. Goldman Sachs did not review individual credit files or make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of TCBI or IBTX or any of their respective subsidiaries and Goldman Sachs was not furnished with any such evaluation or appraisal. Goldman Sachs is not an expert in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto, and, accordingly, Goldman Sachs assumed that such allowances for TCBI or IBTX were, in the aggregate, adequate to cover such losses. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the proposed merger would be obtained without any adverse effect on TCBI or IBTX or on the expected benefits of the proposed merger in any way meaningful to Goldman Sachs’ analysis. Goldman Sachs assumed that the proposed merger would be consummated on the terms set forth in the merger agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion did not address the underlying business decision of TCBI to engage in the proposed merger, or the relative merits of the proposed merger as compared to any strategic alternatives that may be available to TCBI; nor did it address any legal, regulatory, tax or accounting matters. Goldman Sachs was not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, TCBI or any other alternative transaction. Goldman Sachs’ opinion addressed only the fairness from a financial point of view to the holders (other than IBTX and its affiliates) of outstanding shares of TCBI common stock, as of the date of Goldman Sachs’ written opinion, of the exchange ratio pursuant to the merger agreement. Goldman Sachs did not express any view on, and its opinion does not address, any other term or aspect of the merger agreement or the proposed merger or any term or aspect of any other agreement or instrument contemplated by the merger agreement or entered into or amended in connection with the proposed merger, including the fairness of the proposed merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of TCBI; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of TCBI, or any class of such persons, in connection with the proposed merger, whether relative to the exchange ratio pursuant to the merger agreement or otherwise. Goldman Sachs did not express any opinion as to the prices at which the IBTX common stock would trade at any time or as to the impact of the proposed merger on the solvency or viability of TCBI or IBTX or the ability of TCBI or IBTX to pay their respective obligations when they come due. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs, as of the date of Goldman Sachs’ written opinion, and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of Goldman Sachs’ written opinion. Goldman Sachs’ advisory services and its opinion were provided for the information and assistance of the TCBI board of directors in connection with its consideration of the proposed merger and Goldman Sachs’ opinion does not constitute a recommendation as to how any holder of shares of TCBI common stock should vote with respect to the proposed merger or any other matter. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

Summary of Financial Analyses

The following is a summary of the material financial analyses presented by Goldman Sachs to the TCBI board of directors in connection with rendering to the TCBI board of directors the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent the relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before December 6, 2019, the last completed trading day prior to announcement of the proposed merger, and is not necessarily indicative of current market conditions.

Implied Deal Premia and Multiples

Goldman Sachs calculated and compared certain implied premia and multiples using the implied value of the merger consideration to be paid by IBTX for each share of TCBI common stock pursuant to the merger agreement. For purposes of its analysis, Goldman Sachs calculated an implied value for the merger consideration of $61.10 by multiplying the exchange ratio pursuant to the merger agreement by $59.26, the closing price for the shares of IBTX common stock on December 6, 2019.

Goldman Sachs calculated and/or compared the following:

•	the implied premia represented by the $61.10 implied value of the merger consideration relative to:

•	$57.89, the closing price for shares of TCBI common stock on December 6, 2019, the last full trading day prior to announcement of the proposed merger,

•	$57.96, $56.45 and $56.01, the average trading prices for shares of TCBI common stock over the 30-day, 60-day and 90-day periods ended December 6, 2019, respectively,

•	$66.19, the highest trading price for shares of TCBI common stock over the 52-week period ended December 6, 2019, and

•	$102.35, the all-time high trading price for shares of TCBI common stock;

•	the $61.10 implied value of the merger consideration, in each case, as a multiple of

•

the estimated earnings per share (“EPS”) for 2020 and 2021 for TCBI, calculated using both the EPS estimates for TCBI reflected in the Forecasts and median EPS estimates for TCBI published by Institutional Broker Estimate System (“IBES”) as of December 6, 2019; and

•	the tangible book value (“TBV”) per share, for TCBI, as of September 30, 2019, using TBV per share information provided by management of TCBI.

Premia/(Discount)

Implied Premium/(Discount) to:	Implied Value of Merger Consideration of $61.10
December 6, 2019 Closing Price of $57.89	5.6%
30-Day Average Price of $57.96	5.4%
60-Day Average Price of $56.45	8.3%
90-Day Average Price of $56.01	9.1%
52-Week High Price of $66.19	(7.7)%
All-Time High Price of $102.35	(40.3)%

Implied Multiples

Implied Value of Merger Consideration of $61.10
	Management Forecasts	IBES Median Estimates
Price/2020E EPS	11.5x	11.0x
Price/2021E EPS	10.2x	10.1x

Implied Value of Merger Consideration of $61.10
Price/September 30, 2019 TBV per share	1.2x

Selected Companies Analyses For reference purposes only, Goldman Sachs reviewed and compared certain financial information for TCBI and IBTX on a stand-alone basis to corresponding financial information and public market multiples for the selected publicly traded companies in the banking industry listed below. Although none of the selected companies is directly comparable to TCBI or IBTX, the selected companies were chosen because they are publicly traded companies with operations that, for purposes of analysis, may be considered similar to certain operations of TCBI and IBTX.

For each of TCBI, IBTX on a stand-alone basis and the selected companies, Goldman Sachs calculated and compared its closing price per share as of December 6, 2019 as a multiple of each of:

•	estimated EPS for the next twelve months (“NTM”) and calendar years 2019, 2020 and 2021; and

•

its stated book value (“SBV”) per share and TBV per share as of its most recently completed fiscal quarter for which SBV per share and TBV per share information was publicly available as of December 6, 2019.

For purposes of its calculations, Goldman Sachs used 2019, NTM, 2020 and 2021 EPS estimates for TCBI and IBTX on a stand-alone basis and the selected companies reflecting the most recent median EPS estimates for such companies published by IBES as of December 6, 2019. For TCBI and IBTX, Goldman Sachs also used the 2019, NTM, 2020 and 2021 EPS estimates reflected in the Forecasts.

The multiples calculated by Goldman Sachs for the selected companies and multiples calculated by Goldman Sachs for TCBI and IBTX on a stand-alone basis are as follows:

Selected Company	Price/2019E EPS	Price/NTM EPS	Price/2020E EPS	Price/2021E EPS	Price/SBV per share	Price/TBV per share
Comerica Incorporated	9.2x	10.1x	10.1x	9.7x	1.4x	1.6x
BOK Financial Corporation	11.4x	11.7x	11.7x	11.4x	1.2x	1.6x
Prosperity Bancshares, Inc.	14.7x	13.5x	13.5x	12.9x	1.1x	2.4x
Cullen/Frost Bankers, Inc.	13.9x	15.4x	15.4x	15.3x	1.6x	1.9x
Hancock Whitney Corporation	10.4x	10.1x	10.1x	9.7x	1.1x	1.4x
Pinnacle Financial Partners, Inc.	11.8x	11.6x	11.6x	10.6x	1.1x	2.0x
Western Alliance Bancorporation	11.2x	11.0x	11.0x	10.0x	1.9x	2.1x
Bank OZK	9.4x	10.3x	10.3x	9.8x	1.0x	1.2x
Cadence Bancorporation	9.3x	8.6x	8.6x	8.1x	0.9x	1.1x
Simmons First National Corporation	10.2x	10.7x	10.7x	10.2x	1.0x	1.6x
Home Bancorp, Inc.	11.1x	11.3x	11.3x	10.8x	1.3x	2.2x
Veritex Holdings, Inc.	11.3x	10.8x	10.8x	10.4x	1.1x	1.8x
Median	11.2x	10.9x	10.9x	10.3x	1.1x	1.7x
Top Quartile	11.7x	11.6x	11.6x	11.2x	1.4x	2.1x
Bottom Quartile	9.6x	10.2x	10.2x	9.7x	1.0x	1.5x

TCBI
Forecasts	9.3x	10.9x	10.9x	9.7x	1.1x	1.1x
IBES Median EPS Estimates	9.2x	10.4x	10.4x	9.6x	1.1x	1.1x

IBTX
Forecasts	12.7x	11.6x	11.6x	11.2x	1.1x	2.1x
IBES Median EPS Estimates	12.9x	11.7x	11.7x	11.4x	1.1x	2.1x

Illustrative Present Value of Future Stock Price Analysis for TCBI on a Stand-Alone Basis

Goldman Sachs performed an illustrative analysis to derive a range of illustrative present values per share of TCBI common stock, based on theoretical future values calculated by Goldman Sachs for the shares of TCBI common stock on a stand-alone basis.

Goldman Sachs derived a range of theoretical future values per share for the shares of TCBI common stock on a stand-alone basis as of December 31, 2020, 2021 and 2022 by applying illustrative one-year forward price to EPS multiples of 10.0x to 11.5x to the estimates of the EPS of TCBI for 2021, 2022 and 2023, respectively, based on the Forecasts. By applying a discount rate of 8.5%, reflecting an estimate of TCBI’s cost of equity on a stand-alone basis, Goldman Sachs discounted to present value as of September 30, 2019 the theoretical future values per share it derived for TCBI, to yield illustrative present values per share of TCBI common stock ranging from $52.67 to $63.20.

The illustrative one-year forward price to EPS multiples used in the foregoing analysis were derived by Goldman Sachs using its professional judgment and experience, taking into account the multiples calculated by Goldman Sachs for TCBI and the selected companies as set forth above under “—Selected Companies Analyses”. Goldman Sachs derived the discount rate used in the foregoing analysis by application of the capital asset pricing model (“CAPM”), which requires certain company-specific inputs, including a beta for the company, as well as certain financial metrics for the United States financial markets generally.

Regression Analysis for TCBI

Goldman Sachs performed a regression analysis using the Price/TBV per share multiples for the selected companies calculated by Goldman Sachs as described above under “—Selected Companies Analyses” compared to the 2020 estimated return on average tangible common equity (“2020E ROATCE”) for those selected companies using the median estimates for such companies published by IBES as of December 6, 2019 to derive a regression line reflecting a range of Price/TBV per share multiples at a range of 2020E ROATCE for the selected companies. Goldman Sachs observed that the 2020E ROATCE for TCBI as reflected in the Forecasts corresponded to an implied Price/TBV per share multiple of 1.1x on the regression line.

Goldman Sachs applied implied Price/TBV per share multiples ranging from 1.0x to 1.2x to the TBV per share as of September 30, 2019 for TCBI as provided by TCBI management to derive implied values per share of TCBI common stock ranging from $49.60 to $59.89.

Illustrative Discounted Dividend Analyses for TCBI

Using the Forecasts, Goldman Sachs performed an illustrative discounted dividend analysis for TCBI, to derive a range of illustrative present values per share of the TCBI common stock.

Using discount rates ranging from 7.5% to 9.5%, reflecting estimates of the cost of equity for TCBI, Goldman Sachs derived a range of illustrative equity values for TCBI by discounting to present value as of September 30, 2019, (a) the implied distributions to TCBI’s shareholders over the period beginning September 30, 2019 through December 31, 2023 calculated based on the Forecasts assuming at the direction of TCBI management that TCBI would make distributions of capital in excess of the amount necessary to achieve a target common equity tier 1 capital ratio of 8.5%, and (b) a range of illustrative terminal values for TCBI as of December 31, 2023, calculated by applying illustrative one-year forward price to EPS multiples ranging from 10.0x to 11.5x (reflecting implied Price/TBV per share exit multiples ranging from 1.2x to 1.4x) to the estimate of TCBI’s terminal year (2024) net income, as reflected in the Forecasts. Goldman Sachs derived the range of discount rates by application of the CAPM. To derive illustrative terminal values for TCBI, Goldman Sachs applied illustrative one-year forward price to EPS multiples based on its professional judgment and experience, taking into account the multiples it calculated for TCBI and the selected companies as described above under “—Selected Companies Analyses.”

Goldman Sachs divided the range of illustrative equity values it derived for TCBI by the total number of fully diluted shares of TCBI common stock outstanding as provided by TCBI management to derive illustrative present values per share of TCBI common stock ranging from $62.82 to $75.19.

Illustrative Present Value of Future Stock Price Analysis for IBTX on a Stand-Alone Basis

Goldman Sachs performed an illustrative analysis to derive a range of illustrative present values per share of IBTX common stock on a stand-alone basis, based on theoretical future values calculated by Goldman Sachs for the shares of IBTX common stock on a stand-alone basis.

Goldman Sachs derived a range of theoretical future values per share for the shares of IBTX common stock on a stand-alone basis as of December 31, 2020, 2021 and 2022 by applying illustrative one-year forward price to EPS multiples of 10.0x to 11.5x to the estimates of the EPS of IBTX on a stand-alone basis for 2021, 2022 and 2023, respectively, based on the Forecasts. By applying a discount rate of 8.0%, reflecting an estimate of IBTX’s cost of equity on a stand-alone basis, Goldman Sachs discounted to present value as of September 30, 2019 both the theoretical future values per share it derived for IBTX on a stand-alone basis and the estimated dividends to be paid per share of IBTX common stock on a stand-alone basis through the end of the applicable year as reflected in the Forecasts, to yield illustrative present values per share of IBTX common stock on a stand-alone basis ranging from $48.47 to $56.73.

The illustrative one-year forward price to EPS multiples used in the foregoing analysis were derived by Goldman Sachs based on its professional judgment and experience, taking into account the multiples calculated by Goldman Sachs for IBTX and the selected companies as set forth above under “—Selected Companies Analyses”. Goldman Sachs derived the discount rate used in the foregoing analysis by application of CAPM.

Regression Analysis for IBTX on a Stand-Alone Basis

Goldman Sachs observed that the 2020E ROATCE for IBTX on a stand-alone basis as reflected in the Forecasts corresponded to an implied Price/TBV per share multiple of 2.0x on the regression line derived by Goldman Sachs reflecting a range of Price/TBV per share multiples at a range of 2020E ROATCEs for the selected companies as described above under “—Regression Analysis for TCBI.”

Goldman Sachs applied implied Price/TBV per share multiples ranging from 1.9x to 2.1x to the TBV per share as of September 30, 2019 for IBTX on a stand-alone basis, as provided by IBTX management and approved for Goldman Sachs’ use by TCBI, to derive implied values per share of IBTX common stock on a stand-alone basis ranging from $54.19 to $59.77.

Illustrative Discounted Dividend Analyses for IBTX on a Stand-Alone Basis

Using the Forecasts, Goldman Sachs performed an illustrative discounted dividend analysis for IBTX on a stand-alone basis, to derive a range of illustrative present values per share of IBTX common stock on a stand-alone basis.

Using discount rates ranging from 7.0% to 9.0%, reflecting estimates of the cost of equity for IBTX on a stand-alone basis, Goldman Sachs derived a range of illustrative equity values for IBTX on a stand-alone basis by discounting to present value as of September 30, 2019, (a) the implied distributions to IBTX shareholders on a stand-alone basis over the period beginning September 30, 2019 through December 31, 2023, on a stand-alone basis, calculated based on the Forecasts assuming at the direction of TCBI management that IBTX would make distributions of capital in excess of the amount necessary to achieve a target common equity tier 1 capital ratio of 9.5%, and (b) a range of illustrative terminal values for IBTX on a stand-alone basis as of December 31, 2023, calculated by applying illustrative one-year forward price to EPS multiples ranging from 10.0x to 11.5x (reflecting implied price/TBV per share exit multiples ranging from 1.5x to 1.7x) to the estimate of IBTX’s terminal year net income on a standalone basis, as reflected in the Forecasts. Goldman Sachs derived the range of discount rates by application of the CAPM. To derive illustrative terminal values for IBTX on a stand-alone basis, Goldman Sachs applied illustrative one-year forward price to EPS multiples based on its professional judgment and experience, taking into account the multiples it calculated for IBTX and the selected companies as described above under “—Selected Companies Analyses.”

Goldman Sachs divided the range of illustrative equity values it derived for IBTX on a stand-alone basis by the total number of fully diluted shares of IBTX common stock outstanding as provided by TCBI management to derive illustrative present values per share of IBTX common stock on a stand-alone basis ranging from $56.42 to $67.23.

Illustrative Present Value of Future Stock Price Analyses for TCBI Shares on a Pro Forma Basis

Goldman Sachs performed an illustrative analysis to derive a range of illustrative present values per the 1.0311 shares of IBTX common stock to be received for each share of TCBI common stock in the proposed merger, based on theoretical future prices calculated by Goldman Sachs for the shares of IBTX common stock on a pro forma basis (giving effect to the proposed merger).

Goldman Sachs derived a range of theoretical future values per share for the shares of IBTX common stock on a pro forma basis (giving effect to the proposed merger) as of December 31, 2020, 2021 and 2022 by applying illustrative one-year forward price to EPS multiples of 10.0x to 11.5x to the estimates of the EPS of IBTX on a pro forma basis for 2021, 2022 and 2023, respectively, based on the Forecasts taking into account the Synergies. By applying a discount rate of 8.25%, reflecting an estimate of IBTX’s cost of equity on a pro forma basis, Goldman Sachs discounted to present value as of September 30, 2019 both the theoretical future values per share it derived for IBTX on a pro forma basis and the estimated dividends to be paid per share of IBTX common stock on a pro forma basis through the end of the applicable year as reflected in the Forecasts to yield illustrative present values per share of IBTX common stock on a pro forma basis. Goldman Sachs then multiplied this range by the exchange ratio pursuant to the merger agreement to yield illustrative present values ranging from $61.37 to $72.90 for the 1.0311 shares of IBTX common stock to be received for each share of TCBI common stock in the proposed merger.

The illustrative one-year forward price to EPS multiples used in the foregoing analysis were derived by Goldman Sachs based on its professional judgment and experience, taking into account the multiples calculated by Goldman Sachs as set forth above under “—Selected Companies Analyses”. Goldman Sachs derived the discount rate used in the foregoing analysis by application of CAPM.

Regression Analysis for TCBI Shares on a Pro Forma Basis

Goldman Sachs observed that the estimated 2021E ROATCE for IBTX on a pro forma basis as reflected in the Forecasts corresponded to an implied Price/TBV per share multiple of 1.8x on the regression line derived by Goldman Sachs reflecting a range of Price/TBV per share multiples at a range of 2020E ROATCEs for the selected companies as described above under “—Regression Analysis for TCBI.”

Goldman Sachs applied implied Price/TBV per share multiples ranging from 1.7x to 1.9x to the TBV per share as of June 30, 2020 for IBTX on a pro forma basis as reflected in the Forecasts, and discounted the results to present value as of September 30, 2019, using a discount rate of 8.25%, reflecting an estimate of IBTX’s cost of equity on a pro forma basis to derive a range of implied present values per share of IBTX common stock on a pro forma basis. Goldman Sachs multiplied this range by the exchange ratio pursuant to the merger agreement to derive regression implied present values ranging from $63.84 to $71.28 for the 1.0311 shares of IBTX common stock to be received for each share of TCBI common stock in the proposed merger.

Illustrative Discounted Dividend Analyses for TCBI Shares on a Pro Forma Basis

Using the Forecasts, Goldman Sachs performed an illustrative discounted dividend analysis for IBTX on a pro forma basis giving effect to the proposed merger. Using discount rates ranging from 7.25% to 9.25%, reflecting estimates of the cost of equity for IBTX on a pro forma basis giving effect to the proposed merger, Goldman Sachs derived a range of illustrative equity values for IBTX on a pro forma basis by discounting to present value as of September 30, 2019, (a) the implied distributions to IBTX’s shareholders on a pro forma basis from June 30, 2020 through December 31, 2024 calculated using the Forecasts, taking into account the Synergies, assuming at the direction of TCBI management that IBTX would on a pro forma basis make distributions as necessary to achieve a target common equity tier 1 capital ratio of 9.0%, and (b) a range of illustrative terminal values for IBTX on a pro forma basis as of December 31, 2024, calculated by applying illustrative one-year forward price to EPS multiples ranging from 10.0x to 11.5x (reflecting implied price/TBV per share multiples ranging from 1.4x to 1.7x) to the estimate of IBTX’s terminal year (2025) net income on a pro forma basis, as reflected in the Forecasts, taking into account the Synergies. To derive illustrative terminal values for IBTX on a pro forma basis, Goldman Sachs applied illustrative one-year forward price to EPS multiples based on its professional judgment and experience, the multiples it calculated as described above under “—Selected Companies Analyses”.

Goldman Sachs divided the range of illustrative equity values it derived for IBTX on a pro forma basis by the total number of fully diluted shares of IBTX common stock outstanding, increased by the number of shares of IBTX common stock anticipated to be issued in the proposed merger, as provided by TCBI management, to derive a range of illustrative present values per share of IBTX common stock on a pro forma basis. Goldman Sachs then multiplied this range by the exchange ratio pursuant to the merger agreement, to derive illustrative present values ranging from $67.78 to $82.31 for the 1.0311 shares of IBTX common stock to be received for each share of TCBI common stock in the proposed merger. Goldman Sachs derived the discount rate used in the foregoing analysis by application of CAPM.

Illustrative Contribution Analysis

Using the Forecasts and publicly available information, Goldman Sachs analyzed the implied equity contributions of IBTX and TCBI to the pro forma combined company based on specific historical and estimated future operating and financial information of each company, including, among other things, closing stock prices of each company as of December 6, 2019, average closing stock prices of each company for the 6-month, 1-year, 3-year and 5-year periods ended December 6, 2019, actual net income for 2018, and estimated net income for 2019 through 2021.

Based on the number of fully diluted shares of IBTX common stock and TCBI common stock estimated to be outstanding following the consummation of the proposed merger, as provided by TCBI management, holders of TCBI common stock would hold approximately 55.1% of the fully diluted shares of the pro forma combined company, and holders of IBTX common stock would hold approximately 44.9% of the fully diluted shares of the pro forma combined company. The following table presents the results of this analysis:

	TCBI	IBTX
Closing Share Prices
December 6, 2019	53.8%	46.2%
6-Month Average	55.9%	44.1%
1-Year Average	56.2%	43.8%
3-Year Average	59.6%	40.4%
5-Year Average	59.9%	40.1%
Net Income
2018 Net Income	73.0%	27.0%
2019E Net Income	65.0%	35.0%
2020E Net Income	59.2%	40.8%
2021E Net Income	61.2%	38.8%
DDM-Implied Value	57.1%	42.9%

General

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to TCBI or IBTX or the proposed merger.

Goldman Sachs prepared these analyses for purposes of providing its opinion to the TCBI board of directors that, as of the date of the opinion, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to the holders (other than IBTX and its affiliates) of outstanding shares of TCBI common stock. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon projections of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of TCBI, IBTX, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The exchange ratio pursuant to the merger agreement was determined through arm’s-length negotiations between TCBI and IBTX and was approved by the TCBI board of directors. Goldman Sachs provided advice to TCBI during these negotiations. Goldman Sachs did not, however, recommend any specific exchange ratio to TCBI, or that any specific exchange ratio constituted the only appropriate consideration for the proposed merger.

As described above, Goldman Sachs’ opinion to the TCBI board of directors was one of many factors taken into consideration by the TCBI board of directors in making its determination to approve the proposed merger. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the TCBI board of directors with respect to the exchange ratio pursuant to the merger agreement or of whether the TCBI board of directors would have been willing to agree to a different exchange ratio. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the delivery of its fairness opinion to the TCBI board of directors and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex G to this joint proxy statement/prospectus.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of TCBI, IBTX, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the proposed merger. Goldman Sachs acted as financial advisor to TCBI in connection with, and participated in certain of the negotiations leading to, the proposed merger. Goldman Sachs expects to receive fees from TCBI for its services in connection with the proposed merger, the principal portion of which is contingent upon consummation of the proposed merger, and TCBI has agreed to reimburse certain of Goldman Sachs’ expenses arising, and indemnify Goldman Sachs against certain liabilities that may arise, out of its engagement. During the two-year period ended December 9, 2019, the Investment Banking Division of Goldman Sachs has not been engaged by TCBI and/or IBTX and/or their respective affiliates to provide financial advisory and/or underwriting services for which Goldman Sachs has recognized compensation. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to TCBI, IBTX and their respective affiliates for which its Investment Banking Division may receive compensation.

TCBI selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the proposed merger. Pursuant to an engagement letter dated November 12, 2019, Goldman Sachs was engaged to serve as the financial advisor to the TCBI board of directors in connection with the proposed merger. The engagement letter between TCBI and Goldman Sachs provides for a transaction fee that is estimated, based on the information available as of the date of announcement, at approximately $7.19 million, $1.25 million of which became payable upon the execution of the merger agreement, and the remainder of which is payable contingent upon completion of the proposed merger. In addition, TCBI agreed to reimburse Goldman Sachs for certain of its expenses, including reasonable attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

IBTX’s Reasons for the Merger; Recommendation of IBTX’s Board of Directors

In reaching its decision to adopt and approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, and to recommend that its shareholders approve the merger agreement, the IBTX board of directors evaluated the merger agreement, the merger and the other transactions contemplated by the merger agreement in consultation with IBTX’s management, as well as IBTX’s financial and legal advisors, and considered a number of factors, including the following material factors:

•

each of IBTX’s, TCBI’s and the combined company’s business, operations, financial condition, asset quality, earnings, and prospects. In reviewing these factors, the IBTX board of directors considered that TCBI’s business and operations complement those of IBTX, and that the merger and the other transactions contemplated by the merger agreement would result in a combined company with a larger scale and market presence and complementary lines of business that will provide a more diverse revenue stream than IBTX on a stand-alone basis;

•

the strategic rationale for the merger, including the ability of the combined company to serve the banking needs of consumers and businesses in highly attractive markets, including the combination of IBTX’s and TCBI’s operations in high-growth Texas banking markets and IBTX’s operations in high-growth Colorado markets, which enhance the combined company’s footprint and deposit gathering opportunities in these fast-growing markets and provide a strong presence in five of the top ten fastest growing metropolitan statistical areas in the United States;

•

the IBTX board of directors’ belief that TCBI’s earnings and prospects, and the synergies potentially available in the proposed merger, would create the opportunity for the combined company to have superior future earnings and prospects compared to IBTX’s earnings and prospects on a stand-alone basis;

•

the complementary nature of the cultures of the two companies, including with respect to corporate purpose, strategic focus, target markets, client service, credit cultures, risk profiles and community commitment, and its belief that the complementary cultures will facilitate the successful integration and implementation of the transaction;

•	the complementary nature of the products, customers and markets of the two companies, which IBTX believes should provide the opportunity to mitigate risks and increase potential returns;

•	the ability to leverage the scale and financial capabilities of the combined company to make further investments in technology to better manage risk and serve clients across business lines;

•	the expanded possibilities for growth that would be available to the combined company, given its larger size, asset base, capital and footprint;

•

the anticipated pro forma financial impact of the merger on the combined company, including the expected positive impact on financial metrics including earnings per share and tangible book value per share;

•	the expectation of significant cost savings resulting from the transaction;

•

the terms of the merger and the fact that the exchange ratio is fixed, with no adjustment in the merger consideration to be received by TCBI shareholders as a result of possible increases or decreases in the trading price of TCBI or IBTX stock following the announcement of the merger, which the IBTX board of directors believed was consistent with market practice for transactions of this type and with the strategic purpose of the transaction;

•

that the combined company following the merger is expected to be the largest Texas-headquartered bank by Texas deposits and one of the largest financial services organizations based in Texas in terms of total consolidated assets, loans, deposits and revenues;

•

the provisions of the merger agreement setting forth the corporate governance of the combined company, including that Mr. Brooks would continue to serve as Chairman, President and Chief Executive Officer of the combined company and that upon the closing, the combined company’s board of directors would be comprised of six legacy IBTX directors and seven legacy TCBI directors, each of which the IBTX board of directors believes enhances the likelihood that the strategic benefits that IBTX expects to achieve as a result of the merger will be realized;

•

that the leadership team of the combined company, including five TCBI executives and five IBTX executives, including Mr. Brooks, will represent a deeply experienced and talented management team with similar cultures and focus on superior operational execution, and that the combined company will continue to benefit from Mr. Cargill’s service as Special Advisor to the Chairman and Chief Executive Officer of the combined company;

•

the execution of employment agreements with certain key employees of both IBTX and TCBI in connection with the merger, which the IBTX board of directors believes is important to enhancing the likelihood that the strategic benefits that IBTX expects to achieve as a result of the merger will be realized;

•

its understanding of the current and prospective environment in which IBTX and TCBI operate, including economic conditions, the interest rate environment, the accelerating pace of technological change in the banking industry, increased operating costs resulting from regulatory and compliance mandates, the competitive environment for financial institutions generally, and the likely effect of these factors on IBTX both with and without the merger;

•

its review and discussions with IBTX’s management and advisors concerning IBTX’s due diligence examination of the operations, financial condition and regulatory compliance programs and prospects of TCBI;

•	its expectation that IBTX will retain its strong capital position and asset quality upon completion of the merger;

•

the separate opinions, dated December 8, 2019, of KBW and Piper Sandler, respectively, to the IBTX board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to IBTX of the exchange ratio in the proposed merger, as more fully described below under “—Opinions of IBTX’s Financial Advisors” beginning page 108;

•	its expectation that the required regulatory approvals could be obtained in a timely fashion;

•	its review with IBTX’s legal advisors of the terms of the merger agreement, including the representations, covenants, deal protection and termination provisions; and

•

IBTX’s past record of integrating mergers and of realizing projected financial goals and benefits of acquisitions and the strength of IBTX’s management and infrastructure to successfully complete the integration process.

The IBTX board of directors also considered potential risks related to the merger but concluded that the anticipated benefits of the merger were likely to substantially outweigh these risks. These potential risks include:

•

the regulatory and other approvals required in connection with the merger and the bank merger and the risk that such regulatory approvals may not be received in a timely manner or at all or may impose unacceptable conditions;

•	the possibility of encountering difficulties in achieving anticipated synergies and cost savings in the amounts estimated or in the time frame contemplated;

•	the possibility of encountering difficulties in successfully integrating IBTX’s and TCBI’s business, operations and workforce;

•	the risk of losing key IBTX or TCBI employees during the pendency of the merger and thereafter;

•	certain anticipated merger-related costs;

•	the diversion of management attention and resources from the operation of IBTX’s business towards the completion of the merger;

•	the merger’s effect on the combined company’s regulatory capital levels; and

•	the other risks described under the sections entitled “Risk Factors” beginning on page 55 and “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 52.

The foregoing discussion of the information and factors considered by the IBTX board of directors is not intended to be exhaustive, but includes the material factors considered by the board. In reaching its decision to approve the merger agreement, the merger, and the other transactions contemplated by the merger agreement, the IBTX board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The IBTX board of directors considered all these factors as a whole, including through its discussions with IBTX’s management and financial and legal advisors, in evaluating the merger agreement, the merger, and the other transactions contemplated by the merger agreement.

For the reasons set forth above, the IBTX board of directors determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of IBTX and its shareholders, and adopted and approved the merger agreement and the transactions contemplated thereby, including the merger.

In considering the recommendation of the IBTX board of directors, you should be aware that certain directors and executive officers of IBTX may have interests in the merger that are different from, or in addition to, interests of shareholders of IBTX generally and may create potential conflicts of interest. The IBTX board of directors was aware of these interests and considered them when evaluating and negotiating the merger agreement, the merger and the other transactions contemplated by the merger agreement, and in recommending to IBTX’s shareholders that they vote in favor of the IBTX merger proposal. See “The Merger—Interests of IBTX’s Directors and Executive Officers in the Merger”.

It should be noted that this explanation of the reasoning of the IBTX board of directors and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” on page 52.

For the reasons set forth above, the IBTX board of directors unanimously recommends that the holders of IBTX common stock vote “FOR” the IBTX merger proposal.

Opinions of IBTX’s Financial Advisors

Opinion of Keefe, Bruyette & Woods, Inc.

IBTX engaged Keefe, Bruyette & Woods, Inc. (“KBW”) to render financial advisory and investment banking services to IBTX, including an opinion to the IBTX board of directors as to the fairness, from a financial point of view, to IBTX of the exchange ratio in the proposed merger. IBTX selected KBW because KBW is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger. As part of its investment banking business, KBW is continually engaged in the valuation of financial services businesses and their securities in connection with mergers and acquisitions.

As part of its engagement, representatives of KBW attended the meeting of the IBTX board of directors held on December 8, 2019 at which the IBTX board of directors evaluated the proposed merger. At this meeting, KBW reviewed the financial aspects of the proposed merger and rendered an opinion to the IBTX board of directors to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in such opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to IBTX. The IBTX board of directors unanimously approved and adopted the merger agreement at this meeting.

The description of the opinion set forth herein is qualified in its entirety by reference to the full text of the opinion, which is attached as Annex D to this joint proxy statement/prospectus and is incorporated herein by reference, and describes the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by KBW in preparing the opinion.

KBW’s opinion speaks only as of the date of the opinion. The opinion was for the information of, and was directed to, the IBTX board of directors (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion addressed only the fairness, from a financial point of view, of the exchange ratio in the merger to IBTX. It did not address the underlying business decision of IBTX to engage in the merger or enter into the merger agreement or constitute a recommendation to the IBTX board of directors in connection with the merger, and it does not constitute a recommendation to any holder of IBTX common stock or any shareholder or stockholder of any other entity as to how to vote in connection with the merger or any other matter, nor does it constitute a recommendation as to whether or not any such shareholder or stockholder should enter into a voting, shareholders’, affiliates’ or other agreement with respect to the merger or exercise any dissenters’ or appraisal rights that may be available to such shareholder or stockholder.

KBW’s opinion was reviewed and approved by KBW’s Fairness Opinion Committee in conformity with its policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

In connection with the opinion, KBW reviewed, analyzed and relied upon material bearing upon the financial and operating condition of IBTX and TCBI and bearing upon the merger, including, among other things:

•	an execution version of the merger agreement (the most recent version made available to KBW);

•	the audited financial statements and the Annual Reports on Form 10-K for the three fiscal years ended December 31, 2018 of IBTX;

•	the unaudited quarterly financial statements and the Quarterly Reports on Form 10-Q for the quarters ended March 31, 2019, June 30, 2019 and September 30, 2019 of IBTX;

•	the audited financial statements and the Annual Reports on Form 10-K for the three fiscal years ended December 31, 2018 of TCBI;

•	the unaudited quarterly financial statements and the Quarterly Reports on Form 10-Q for the quarters ended March 31, 2019, June 30, 2019 and September 30, 2019 of TCBI;

•

certain regulatory filings of IBTX and TCBI and their respective subsidiaries, including the quarterly reports on Form FRY-9C and quarterly call reports filed with respect to each quarter during the three year period ended December 31, 2018 and the quarters ended March 31, 2019, June 30, 2019 and September 30, 2019;

•	certain other interim reports and other communications of IBTX and TCBI to their respective shareholders or stockholders; and

•

other financial information concerning the respective businesses and operations of IBTX and TCBI furnished to KBW by IBTX and TCBI or which KBW was otherwise directed to use for purposes of its analysis.

KBW’s consideration of financial information and other factors that it deemed appropriate under the circumstances or relevant to its analyses included, among others, the following:

•	the historical and current financial position and results of operations of IBTX and TCBI;

•	the assets and liabilities of IBTX and TCBI;

•	a comparison of certain financial and stock market information of IBTX and TCBI with similar information for certain other companies, the securities of which were publicly traded;

•

financial and operating forecasts and projections of TCBI that were prepared by TCBI management, provided to and discussed with KBW by such management, and used and relied upon by KBW based on such discussions, at the direction of IBTX management and with the consent of the IBTX board of directors;

•

financial and operating forecasts and projections of IBTX that were prepared by IBTX management, provided to and discussed with KBW by such management, and used and relied upon by KBW at the direction of such management and with the consent of the IBTX board of directors; and

•

estimates regarding certain pro forma financial effects of the merger on IBTX (including without limitation the cost savings and related expenses expected to result or be derived from the merger) that were prepared by IBTX management, provided to and discussed with KBW by such management, and used and relied upon by KBW at the direction of such management and with the consent of the IBTX board of directors.

KBW also performed such other studies and analyses as it considered appropriate and took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and knowledge of the banking industry generally. KBW also participated in discussions that were held by the managements of IBTX and TCBI regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as KBW deemed relevant to its inquiry.

In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information provided to it or that was publicly available and KBW did not independently verify the accuracy or completeness of any such information or assume any responsibility or liability for such verification, accuracy or completeness. KBW relied, with the consent of IBTX, upon the management of TCBI as to the reasonableness and achievability of the financial and operating forecasts and projections of TCBI as referred to above (and the assumptions and bases therefor), and KBW assumed that such forecasts and projections were reasonably prepared and represented the best currently available estimates and judgments of such management and that such forecasts and projections would be realized in the amounts and in the time periods estimated by such management. KBW further relied upon IBTX management as to the reasonableness and achievability of the financial and operating forecasts and projections of IBTX, as well as the estimates regarding certain pro forma financial effects of the merger on IBTX (including, without limitation, the cost savings and related expenses expected to result or be derived from the merger), all as referred to above (and the assumptions and bases for all such information) and KBW assumed that such forecasts, projections and estimates were reasonably prepared and represented the best currently available estimates and judgments of IBTX management and that such forecasts, projections and estimates would be realized in the amounts and in the time periods estimated by such management.

It is understood that the forecasts, projections and estimates of IBTX and TCBI that were provided to and discussed with KBW were not prepared with the expectation of public disclosure and that all such forecasts, projections and estimates were based on numerous variables and assumptions that are inherently uncertain (including, without limitation, factors related to general economic and competitive conditions) and, accordingly, actual results could vary significantly from those set forth in such information. KBW assumed, based on discussions with the respective managements of IBTX and TCBI and with the consent of the IBTX board of directors, that all such information provided a reasonable basis upon which KBW could form its opinion and KBW expressed no view as to any such information or the assumptions or bases therefor. KBW relied on all such information without independent verification or analysis and did not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

KBW also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either IBTX or TCBI since the date of the last financial statements of each such entity that were made available to KBW and that KBW was directed to use. KBW is not an expert in the independent verification of the adequacy of allowances for loan and lease losses and KBW assumed, without independent verification and with IBTX’s consent, that the aggregate allowances for loan and lease losses for each of IBTX and TCBI are adequate to cover such losses. In rendering its opinion, KBW did not make or obtain any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of IBTX or TCBI, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor did KBW examine any individual loan or credit files, nor did it evaluate the solvency, financial capability or fair value of IBTX or TCBI under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, KBW assumed no responsibility or liability for their accuracy.

KBW assumed, in all respects material to its analyses, the following:

•

the merger and any related transactions (including the bank merger) would be completed substantially in accordance with the terms set forth in the merger agreement (the final terms of which KBW assumed would not differ in any respect material to its analyses from the version of the merger agreement reviewed by KBW and referred to above) with no adjustments to the exchange ratio and with no other consideration or payments in respect of TCBI common stock;

•	the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement were true and correct;

•	each party to the merger agreement or any of the related documents would perform all of the covenants and agreements required to be performed by such party under such documents;

•

there are no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the merger or any related transaction and all conditions to the completion of the merger and any related transaction would be satisfied without any waivers or modifications to the merger agreement or any of the related documents; and

•

in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger and any related transactions, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, would be imposed that would have a material adverse effect on the future results of operations or financial condition of IBTX, TCBI or the pro forma entity or the contemplated benefits of the merger, including without limitation the cost savings and related expenses expected to result or be derived from the merger.

KBW assumed that the merger would be consummated in a manner that complied with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. KBW was further advised by representatives of IBTX that IBTX relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to IBTX, TCBI, the merger and any related transaction (including the bank subsidiary merger), and the merger agreement. KBW did not provide advice with respect to any such matters.

KBW’s opinion addressed only the fairness, from a financial point of view, as of the date of such opinion, of the exchange ratio in the merger to IBTX. KBW expressed no view or opinion as to any other terms or aspects of the merger or any term or aspect of any related transaction (including the bank merger), including without limitation, the form or structure of the merger or any such related transaction, the treatment of outstanding preferred stock and other securities of TCBI in the merger, any consequences of the merger to IBTX, its shareholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, retention, consulting, voting, support, cooperation, shareholder or other agreements, arrangements or understandings contemplated or entered into in connection with the merger, any such related transaction, or otherwise. KBW’s opinion was necessarily based upon conditions as they existed and could be evaluated on the date of such opinion and the information made available to KBW through such date. Developments subsequent to the date of KBW’s opinion may have affected, and may affect, the conclusion reached in KBW’s opinion and KBW did not and does not have an obligation to update, revise or reaffirm its opinion. KBW’s opinion did not address, and KBW expressed no view or opinion with respect to:

•	the underlying business decision of IBTX to engage in the merger or enter into the merger agreement;

•	the relative merits of the merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by IBTX or the IBTX board of directors;

•

any business, operational or other plans with respect to TCBI or the pro forma entity that may be contemplated by IBTX or the IBTX board of directors or that may be implemented by IBTX or the IBTX board subsequent to the closing of the merger;

•

the fairness of the amount or nature of any compensation to any of IBTX’s officers, directors or employees, or any class of such persons, relative to any compensation to the holders of IBTX common stock or relative to the exchange ratio;

•

the effect of the merger or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of IBTX, TCBI or any other party to any transaction contemplated by the merger agreement;

•	the actual value of IBTX common stock to be issued in connection with the merger;

•

the prices, trading range or volume at which IBTX common stock or TCBI common stock would trade following the public announcement of the merger or the prices, trading range or volume at which IBTX common stock would trade following the consummation of the merger;

•	any advice or opinions provided by any other advisor to any of the parties to the merger or any other transaction contemplated by the merger agreement; or

•

any legal, regulatory, accounting, tax or similar matters relating to IBTX, TCBI, any of their respective shareholders or stockholders, or relating to or arising out of or as a consequence of the merger or any other related transaction, including whether or not the merger would qualify as a tax-free reorganization for United States federal income tax purposes.

In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of KBW, IBTX and TCBI. Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the KBW opinion was among several factors taken into consideration by the IBTX board of directors in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the IBTX board of directors with respect to the fairness of the exchange ratio. The type and amount of consideration payable in the merger were determined through negotiation between IBTX and TCBI and the decision of IBTX to enter into the merger agreement was solely that of the IBTX board of directors.

KBW acted as financial advisor to IBTX in connection with the proposed merger and did not act as an advisor to or agent of any other person. As part of its investment banking business, KBW is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. Further to certain existing sales and trading relationships of (i) a KBW broker-dealer affiliate with TCBI and (ii) KBW and KBW broker-dealer affiliates with IBTX, and otherwise in the ordinary course of KBW and its affiliates’ broker-dealer businesses, KBW and its affiliates may from time to time purchase securities from, and sell securities to, IBTX and TCBI. In addition, as a market maker in securities, KBW and its affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of IBTX or TCBI for its and their own respective accounts and for the accounts of its and their respective customers and clients.

Pursuant to the KBW engagement agreement, dated December 2, 2019, IBTX has agreed to pay KBW a total cash fee equal to 0.85% of the aggregate merger consideration, $2,500,000 of which became payable to KBW concurrently with the execution of the merger agreement and the balance of which is contingent upon the consummation of the merger. IBTX also has agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its engagement and to indemnify KBW against certain liabilities relating to or arising out of KBW’s engagement or KBW’s role in connection therewith. In the two years preceding the date of KBW’s opinion, KBW provided investment banking and financial advisory services to IBTX and received compensation for such services. KBW acted as co-manager in IBTX’s November 2017 registered offering of common stock. In connection with the November 2017 offering, KBW received an aggregate fee (including underwriting discounts) of approximately $620,000 from IBTX. In the two years preceding the date of KBW’s opinion, KBW did not provide investment banking and financial advisory services to TCBI. KBW may in the future provide investment banking and financial advisory services to IBTX or TCBI and receive compensation for such services.

Opinion of Piper Sandler & Co.

IBTX retained Sandler O’Neill & Partners, L.P. (“SOP”) to render an opinion to IBTX’s board of directors in connection with IBTX’s business combination with TCBI. IBTX selected SOP to provide an opinion because SOP is a nationally recognized investment banking firm whose principal business specialty is financial institutions. On January 3, 2020, pursuant to the Agreement and Plans of Merger, dated as of July 9, 2019, by and among Piper Sandler Companies (formerly known as Piper Jaffray Companies), SOP Holdings, LLC and certain of its subsidiaries, including SOP (collectively, “Sandler O’Neill”), and the other parties thereto, Piper Sandler Companies completed its acquisition of one hundred percent of the outstanding ownership interests of Sandler O’Neill (the “Sandler Transaction”). Effective as of the closing of the Sandler Transaction, Piper Sandler Companies’ wholly owned broker-dealer subsidiary Piper Jaffray & Co. changed its name to “Piper Sandler & Co.” (“Piper Sandler”). References herein to Piper Sandler include those services provided and analyses performed by Sandler O’Neill prior to the closing of the Sandler Transaction.

At the December 8, 2019 meeting at which IBTX’s board of directors considered the merger and the merger agreement, Piper Sandler delivered to the board of directors its oral opinion, which was subsequently confirmed in writing on December 8, 2019, to the effect that, as of such date, the exchange ratio was fair to IBTX from a financial point of view. The full text of Piper Sandler’s opinion is attached as Annex E to this joint proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Piper Sandler in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of IBTX common stock are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

Piper Sandler’s opinion was directed to the board of directors of IBTX in connection with its consideration of the merger and the merger agreement and does not constitute a recommendation to any shareholder of IBTX as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the adoption of the merger agreement and approval of the merger. Piper Sandler’s opinion was directed only to the fairness, from a financial point of view, of the exchange ratio to IBTX and did not address the underlying business decision of IBTX to engage in the merger, the form or structure of the merger or any other transactions contemplated in the merger agreement, the relative merits of the merger as compared to any other alternative transactions or business strategies that might exist for IBTX or the effect of any other transaction in which IBTX might engage. Piper Sandler also did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger by any officer, director or employee of IBTX or TCBI, or any class of such persons, if any, relative to the compensation to be received in the transaction by any other shareholder. Piper Sandler’s opinion was approved by Piper Sandler’s fairness opinion committee.

In connection with its opinion, Piper Sandler reviewed and considered, among other things:

•	an execution version of the merger agreement;

•	certain publicly available financial statements and other historical financial information of IBTX and its banking subsidiaries that Piper Sandler deemed relevant;

•	certain publicly available financial statements and other historical financial information of TCBI and its banking subsidiaries that Piper Sandler deemed relevant;

•	publicly available consensus analyst estimates for IBTX for the quarter ending December 31, 2019 and for the years ending December 31, 2020 and December 31, 2021;

•

certain internal financial projections for IBTX for the years ending December 31, 2019 through December 31, 2022 as well as long-term annual estimated assets and earnings growth rates for the years ending December 31, 2023, December 31, 2024 and December 31, 2025, as provided by the senior management of IBTX;

•	publicly available consensus analyst estimates for TCBI for the quarter ending December 31, 2019 and for the years ending December 31, 2020 and December 31, 2021;

•	certain internal financial projections for TCBI for the years ending December 31, 2019 through December 31, 2025, as provided by the senior management of TCBI;

•

the pro forma financial impact of the merger on IBTX based on certain assumptions relating to transaction expenses, purchase accounting adjustments and cost savings, as provided by the senior management of IBTX;

•	the relative contribution of assets, equity and earnings of IBTX and TCBI to the combined entity;

•

the publicly reported historical price and trading activity for IBTX common stock and TCBI common stock, including a comparison of certain stock trading information for IBTX common stock and TCBI common stock and certain stock indices, as well as similar publicly available information for certain other companies, the securities of which are publicly traded;

•	a comparison of certain financial and market information for IBTX and TCBI with similar financial institutions for which information was publicly available;

•

a comparison of certain financial and market information for IBTX and TCBI with financial institutions similar to the estimated pro forma company following the merger, to the extent publicly available;

•	the then current market environment generally and the banking environment in particular; and

•	such other information, financial studies, analyses and investigations and financial, economic and market criteria as Piper Sandler considered relevant.

Piper Sandler also discussed with certain members of the senior management of IBTX and its representatives the business, financial condition, results of operations and prospects of IBTX as well as the business, financial condition, results of operations and prospects of TCBI.

In performing its review, Piper Sandler relied upon the accuracy and completeness of all of the financial and other information that was available to Piper Sandler from public sources, that was provided to Piper Sandler by IBTX or TCBI or their respective representatives, or that was otherwise reviewed by Piper Sandler, and Piper Sandler assumed such accuracy and completeness for purposes of rendering its opinion without any independent verification or investigation. Piper Sandler relied on the assurances of the senior management of IBTX that they were not aware of any facts or circumstances that would have made any of such information inaccurate or misleading in any material respect. Piper Sandler was not asked to and did not undertaken an independent verification of any of such information and Piper Sandler did not assume any responsibility or liability for the accuracy or completeness thereof. Piper Sandler did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of IBTX or TCBI. Piper Sandler rendered no opinion or evaluation on the collectability of any assets or the future performance of any loans of IBTX or TCBI. Piper Sandler did not make an independent evaluation of the adequacy of the allowance for loan losses of IBTX or TCBI, or of the combined entity after the merger, and Piper Sandler did not review any individual credit files relating to IBTX or TCBI. Piper Sandler assumed, with IBTX’s consent, that the respective allowances for loan losses for both IBTX and TCBI were adequate to cover such losses and would be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Piper Sandler used certain internal financial projections for IBTX for the years ending December 31, 2019 through December 31, 2022 as well as long-term annual estimated assets and earnings growth rates for the years ending December 31, 2023, December 31, 2024 and December 31, 2025, as provided by the senior management of IBTX. In addition, Piper Sandler used certain internal financial projections for TCBI for the years ending December 31, 2019 through December 31, 2025, as provided by the senior management of TCBI. Piper Sandler also received and used in its pro forma analyses certain assumptions relating to transaction expenses, purchase accounting adjustments and cost savings, as provided by the senior management of IBTX. With respect to the foregoing information, the senior management of IBTX confirmed to Piper Sandler that such information reflected the best currently available projections and estimates of the senior management of IBTX as to the future financial performance of IBTX and TCBI, respectively, and Piper Sandler assumed that the financial results reflected in such information would be achieved. Piper Sandler expressed no opinion as to such projections or estimates, or the assumptions on which such information was based. Piper Sandler also assumed that there had been no material change in the respective assets, financial condition, results of operations, business or prospects of IBTX or TCBI since the date of the most recent financial statements made available to Piper Sandler. Piper Sandler assumed in all respects material to its analysis that IBTX and TCBI would remain as going concerns for all periods relevant to its analysis.

Piper Sandler also assumed, with IBTX’s consent and to the extent material to Piper Sandler’s analyses, that (i) each of the parties to the merger agreement would comply in all material respects with all material terms and conditions of the merger agreement and all related agreements required to effect the merger, that all of the representations and warranties contained in such agreements were true and correct in all material respects, that each of the parties to such agreements would perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements were not and would not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the transaction, no delay, limitation, restriction or condition would be imposed that would have an adverse effect that would be material to Piper Sandler’s analyses of IBTX, TCBI or the merger, or any related transactions, and (iii) the merger and any related transactions would be consummated in accordance with the terms of the merger agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. Piper Sandler expressed no opinion as to any legal, accounting or tax matters relating to the merger and the other transactions contemplated by the merger agreement.

Piper Sandler’s opinion was necessarily based on financial, economic, regulatory, market and other conditions as in effect on, and the information made available to Piper Sandler as of, the date thereof. Events occurring after the date thereof could materially affect Piper Sandler’s opinion. Piper Sandler has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date thereof.

In performing its analyses, Piper Sandler also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of IBTX, TCBI and Piper Sandler. The analyses performed by Piper Sandler are not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Piper Sandler prepared its analyses solely for purposes of rendering its opinion and provided such analyses to IBTX’s board of directors at its December 8, 2019 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Piper Sandler’s analyses do not necessarily reflect the value of IBTX common stock or TCBI common stock or the prices at which IBTX or TCBI common stock may be sold at any time. The analyses of Piper Sandler and its opinion were among a number of factors taken into consideration by IBTX’s board of directors in making its determination to approve the execution of the merger agreement and the analyses described below should not be viewed as determinative of the decision of IBTX’s board of directors with respect to the fairness of the exchange ratio.

Piper Sandler received a fee for rendering its opinion in an amount equal to $2 million. IBTX has also agreed to indemnify Piper Sandler against certain claims and liabilities arising out of Piper Sandler’s engagement and to reimburse Piper Sandler for certain of Piper Sandler’s out-of-pocket expenses incurred in connection with its engagement. Sandler O’Neill provided certain other investment banking services to IBTX in the two years preceding the date of Piper Sandler’s opinion. Sandler O’Neill acted as co-manager in connection with IBTX’s follow-on offering of common stock, which transaction occurred in November 2017, and for which Piper Sandler received a fee of approximately $400,000. In addition, Sandler O’Neill Mortgage Finance L.P. (“SOMF”), an affiliate of Piper Sandler, acted as introducing broker to IBTX in connection with IBTX’s sale of certain loans, which transactions occurred in the summer of 2019, and for which SOMF received a fee of approximately $280,000. Except for the foregoing, Sandler O’Neill did not provide any other investment banking services to IBTX in the two years preceding the date of Piper Sandler’s opinion. Sandler O’Neill did not provide any investment banking services to TCBI in the two years preceding the date of Piper Sandler’s opinion. In the ordinary course of Piper Sandler’s business as a broker-dealer, Piper Sandler may purchase securities from and sell securities to IBTX, TCBI and their respective affiliates. Piper Sandler may also actively trade the equity and debt securities of IBTX, TCBI and their respective affiliates for Piper Sandler’s own account and for the accounts of Piper Sandler’s customers.

Summary of Financial Analyses

The following is a summary of the material financial analyses jointly presented by KBW and Piper Sandler to the IBTX board of directors in connection with their respective opinions. The summary is not a complete description of the financial analyses underlying the opinions or the joint presentation made by KBW and Piper Sandler to the IBTX board of directors, but summarizes the material analyses performed and presented in connection with such opinions. The financial analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex analytic process involving various determinations as to appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at their respective opinions, neither KBW nor Piper Sandler attributed any particular weight to any analysis or factor that it considered, but rather each made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, KBW and Piper Sandler each believes that the analyses and the summary of the analyses must be considered as a whole and that selecting portions of the analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying the analyses and its opinion.

Implied Transaction Multiples for the Proposed Merger. Utilizing an implied transaction value for the proposed merger of $59.82 per outstanding share of TCBI common stock based on the 1.0311x exchange ratio in the proposed merger and the closing price of IBTX common stock on December 4, 2019, KBW and Piper Sandler reviewed with the IBTX board of directors, among other things, the following implied transaction multiples for the proposed merger, which (as indicated below) were based on historical financial information of TCBI as of September 30, 2019, publicly available earnings per share (“EPS”) consensus “street estimates” for TCBI and internal EPS estimates for TCBI provided by TCBI management:

Implied Transaction Price / TCBI September 30, 2019 Tangible Book Value per Share	1.16x

	Based on “Street” Estimates	Based on Internal Estimates
Implied Transaction Price / TCBI 2019 EPS Estimate (1)	9.5x	9.7x
Implied Transaction Price / TCBI 2020 EPS Estimate (2)	10.8x	11.3x
Implied Transaction Price / TCBI 2021 EPS Estimate	9.9x	10.0x

(1)	EPS estimate calculated as 2019 year-to-date EPS plus the Q4 consensus “street estimate.”
(2)	EPS estimate calculated as the sum of the four quarterly consensus “street estimates,” shown for illustrative purposes only.

IBTX Selected Companies Analysis. Using publicly available information, KBW and Piper Sandler compared the financial performance, financial condition and market performance of IBTX to 24 major exchange-traded (defined as the NASDAQ and New York Stock Exchange) U.S. banks with total assets between $12.5 billion and $20.0 billion. Merger targets, thrifts, ethnically-focused banks and banks with no publicly available consensus “street estimates” were excluded from the selected companies.

The selected companies were as follows:

Ameris Bancorp

Atlantic Union Bankshares Corporation

BancorpSouth Bank

Bank of Hawaii Corporation

Berkshire Hills Bancorp, Inc.

Cadence Bancorporation

CenterState Bank Corporation

Columbia Banking System, Inc.

First Financial Bancorp.

First Interstate BancSystem, Inc.

First Midwest Bancorp, Inc.

Glacier Bancorp, Inc.

Great Western Bancorp, Inc.

Heartland Financial USA, Inc.

Hilltop Holdings Inc.

Home BancShares, Inc.

Renasant Corporation

Simmons First National Corporation

South State Corporation

Trustmark Corporation

United Bankshares, Inc.

United Community Banks, Inc.

Washington Federal, Inc.

WesBanco, Inc.

To perform this analysis, KBW and Piper Sandler used profitability and other financial information for the latest 12 months (“LTM”) available or as of the end of such LTM period and market price information as of December 4, 2019. KBW and Piper Sandler also used 2019, 2020 and 2021 EPS estimates taken from both consensus “street estimates” and financial forecasts and projections provided by IBTX management in the case of IBTX and consensus “street estimates” in the case of the selected companies. Certain financial data prepared by KBW and Piper Sandler, as referenced in the tables presented below, may not correspond to the data presented in IBTX’s historical financial statements, or other data presented in this joint proxy statement/prospectus, as a result of the different periods, assumptions and methods used by KBW and Piper Sandler to compute the financial data presented.

This analysis showed the following concerning the financial performance of IBTX and the selected companies:

		Selected Companies
	IBTX	Bottom Quartile	Median	Average	Top Quartile
LTM Core Return on Average Assets (%) (1)	1.61	1.29	1.41	1.42	1.54
LTM Core Return on Average Tangible Common Equity (%) (1)	19.35	14.81	16.10	15.93	17.18
LTM Net Interest Margin (%)	4.02	3.65	3.88	3.85	4.09
LTM Fee Income / Revenue Ratio (%) (2)	12.7	17.3	19.9	22.4	23.9
LTM Efficiency Ratio (%)	45.5	57.8	53.9	55.4	51.4

(1)	Core earnings excluded realized gain on sale of securities, nonrecurring revenue & expenses, goodwill impairment & amortization of intangibles and extraordinary items.
(2)	Excluded gains/losses on sale of securities.

This analysis also showed the following concerning the financial condition of IBTX and the selected companies:

		Selected Companies
	IBTX	Bottom Quartile	Median	Average	Top Quartile
Tangible Common Equity / Tangible Assets (%)	8.65	8.94	9.49	9.57	10.24
Total Capital Ratio (%)	11.49	12.88	13.49	13.76	14.49
Loans HFI / Deposits (%)	98.9	94.2	90.2	89.0	83.6
CRE + C&D / Total Loans (%)	61.3	50.3	46.9	43.8	38.6
Loan Loss Reserve / Gross Loans (%)	0.43	0.54	0.71	0.73	0.89
Non-performing Assets / Loans + OREO (%)	0.15	0.89	0.79	0.78	0.56
LTM Net Charge-offs / Average Loans (%)	0.08	0.24	0.12	0.16	0.07

In addition, this analysis showed the following concerning the market performance of IBTX and the selected companies:

			Selected Companies
	IBTX		Bottom Quartile	Median	Average	Top Quartile

1 – Year Stock Price Change (%)	8.6		(2.8)	3.7	6.3	12.7
YTD Stock Price Change (%)	26.8		7.7	16.8	18.6	32.9
Stock Price / Tangible Book Value per Share (x)	2.08		1.64	1.95	1.89	2.09
Stock Price / 2019 EPS Estimate (x)	12.5(1) / 12.7	(2)	11.6	13.6	13.4	14.8
Stock Price / 2020 EPS Estimate (x)	11.4(1) / 11.4	(2)	11.7	12.6	13.1	15.0
Stock Price / 2021 EPS Estimate (x)	11.0(1) / 11.1	(2)	11.3	11.9	12.4	14.3
Dividend Yield (%)	1.8		2.3	2.7	2.7	3.0
LTM Dividend Payout (%)	20.2		29.1	35.0	35.8	44.0

(1)	Multiples calculated using prospective financial information provided by IBTX management.
(2)

Multiples calculated using consensus “street estimates.” 2019 EPS estimate calculated as 2019 year-to-date EPS plus the Q4 consensus “street estimate.” 2020 EPS estimate calculated as the sum of the four quarterly consensus “street estimates,” shown for illustrative purposes only.

No company used as a comparison in the above selected companies analysis is identical to IBTX. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

TCBI Selected Companies Analysis. Using publicly available information, KBW and Piper Sandler compared the financial performance, financial condition and market performance of TCBI to 14 major exchange-traded U.S. banks with total assets between $25.0 billion and $40.0 billion. Merger targets, thrifts, ethnically-focused banks and banks with no publicly available consensus “street estimates” were excluded from the selected companies.

The selected companies were as follows:

Associated Banc-Corp

BankUnited, Inc.

Commerce Bancshares, Inc.

Cullen/Frost Bankers, Inc.

F.N.B. Corporation

Hancock Whitney Corporation

PacWest Bancorp

Pinnacle Financial Partners, Inc.

Sterling Bancorp

Umpqua Holdings Corporation

Valley National Bancorp

Webster Financial Corporation

Western Alliance Bancorporation

Wintrust Financial Corporation

To perform this analysis, KBW and Piper Sandler used profitability and other financial information for the latest 12 months (“LTM”) available or as of the end of such LTM period and market price information as of December 4, 2019. KBW and Piper Sandler also used 2019, 2020 and 2021 EPS estimates taken from both consensus “street estimates” and financial forecasts and projections provided by TCBI management in the case of TCBI and consensus “street estimates” in the case of the selected companies. Certain financial data prepared by

KBW and Piper Sandler, as referenced in the tables presented below, may not correspond to the data presented in TCBI’s historical financial statements, or other data presented in this joint proxy statement/prospectus, as a result of the different periods, assumptions and methods used by KBW and Piper Sandler to compute the financial data presented.

This analysis showed the following concerning the financial performance of TCBI and the selected companies:

		Selected Companies
	TCBI	Bottom Quartile	Median	Average	Top Quartile

LTM Core Return on Average Assets (%) (1)	1.07	1.09	1.34	1.36	1.60
LTM Core Return on Average Tangible Common Equity (%) (1)	12.79	14.23	15.74	15.92	18.21
LTM Net Interest Margin (%)	3.47	3.27	3.52	3.57	3.74
LTM Fee Income / Revenue Ratio (%) (2)	7.1	12.9	23.3	20.8	26.1
LTM Efficiency Ratio (%)	53.2	58.7	56.1	53.5	48.2

(1)	Core earnings excluded realized gain on sale of securities, nonrecurring revenue & expenses, goodwill impairment & amortization of intangibles and extraordinary items.
(2)	Excluded gains/losses on sale of securities.

This analysis also showed the following concerning the financial condition of TCBI and the selected companies:

		Selected Companies
	TCBI	Bottom Quartile	Median	Average	Top Quartile

Tangible Common Equity / Tangible Assets (%)	7.73	8.18	8.99	8.84	9.48
Total Capital Ratio (%)	11.05	12.43	12.95	13.01	13.60
Loans HFI / Deposits (%)	90.2	95.8	93.5	89.0	87.6
CRE + C&D / Total Loans (%)	19.8	39.6	32.9	32.8	24.4
Loan Loss Reserve / Gross Loans (%)	0.69	0.61	0.78	0.77	0.93
Non-performing Assets / Loans + OREO (%)	0.44	0.76	0.67	0.77	0.57
LTM Net Charge-offs / Average Loans (%)	0.37	0.23	0.18	0.19	0.16

In addition, this analysis showed the following concerning the market performance of TCBI and the selected companies:

			Selected Companies
	TCBI		Bottom Quartile	Median	Average	Top Quartile
1 – Year Stock Price Change (%)	3.2		(2.3)	5.3	3.6	9.9
YTD Stock Price Change (%)	12.4		6.7	16.3	15.6	23.3
Stock Price / Tangible Book Value per Share (x)	1.12		1.42	1.66	1.70	1.90
Stock Price / 2019 EPS Estimate (x)	9.3(1) / 9.1	(2)	10.5	11.1	11.7	11.8
Stock Price / 2020 EPS Estimate (x)	10.8(1) / 10.4	(2)	10.7	11.4	11.9	11.7
Stock Price / 2021 EPS Estimate (x)	9.6(1) / 9.5	(2)	10.1	10.3	11.2	11.2
Dividend Yield (%)	0.0		1.7	2.9	3.0	3.8
LTM Dividend Payout (%)	0.0		18.6	32.5	31.5	40.3

(1)	Multiples calculated using prospective financial information provided by TCBI management.
(2)

Multiples calculated using consensus “street estimates.” 2019 EPS estimate calculated as 2019 year-to-date EPS plus the Q4 consensus “street estimate.” 2020 EPS estimate calculated as the sum of the four quarterly consensus “street estimates,” shown for illustrative purposes only.

No company used as a comparison in the above selected companies analysis is identical to TCBI. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Pro Forma Selected Companies Analysis. Using publicly available information, KBW and Piper Sandler compared the financial performance, financial condition and market performance of IBTX and TCBI to nine major exchange-traded U.S. banks with total assets between $40.0 billion and $75.0 billion. Merger targets, thrifts, ethnically-focused banks, and banks with no publicly available consensus “street estimates” were excluded from the selected companies.

The selected companies were as follows:

BOK Financial Corporation

CIT Group Inc.

Comerica Incorporated

People’s United Financial, Inc.

Signature Bank

SVB Financial Group

Synovus Financial Corp.

TCF Financial Corporation

Zions Bancorporation, National Association

To perform this analysis, KBW and Piper Sandler used profitability and other financial information for the latest 12 months (“LTM”) available or as of the end of such LTM period and market price information as of December 4, 2019. KBW and Piper Sandler also used 2019, 2020 and 2021 EPS estimates taken from both consensus “street estimates” and prospective financial information provided by IBTX management in the case of IBTX, both consensus “street estimates” and prospective financial information provided by TCBI management in the case of TCBI and consensus “street estimates” in the case of the selected companies. Certain financial data prepared by KBW and Piper Sandler, as referenced in the tables presented below, may not correspond to the data presented in IBTX’s or TCBI’s historical financial statements, or other data presented in this joint proxy statement/prospectus, as a result of the different periods, assumptions and methods used by KBW and Piper Sandler to compute the financial data presented.

This analysis showed the following concerning the financial performance of IBTX, TCBI and the selected companies:

			Selected Companies
	IBTX	TCBI	Bottom Quartile	Median	Average	Top Quartile

LTM Core Return on Average Assets (%) (1)	1.61	1.07	1.24	1.31	1.38	1.45
LTM Core Return on Average Tangible Common Equity (%) (1)	19.35	12.79	14.34	15.54	15.60	16.05
LTM Net Interest Margin (%)	4.02	3.47	3.19	3.59	3.48	3.67
LTM Fee Income / Revenue Ratio (%) (2)	12.7	7.1	19.3	28.9	26.9	32.0
LTM Efficiency Ratio (%)	45.5	53.2	59.2	57.3	54.0	50.6

(1)	Core earnings excluded realized gain on sale of securities, nonrecurring revenue & expenses, goodwill impairment & amortization of intangibles and extraordinary items.
(2)	Excluded gains/losses on sale of securities.

This analysis also showed the following concerning the financial condition of IBTX, TCBI and the selected companies:

			Selected Companies
	IBTX	TCBI	Bottom Quartile	Median	Average	Top Quartile

Tangible Common Equity / Tangible Assets (%)	8.65	7.73	8.38	8.72	8.83	9.09
Total Capital Ratio (%)	11.49	11.05	12.29	12.60	12.80	13.20
Loans HFI / Deposits (%)	98.9	90.2	97.1	90.6	88.0	87.0
CRE + C&D / Total Loans (%)	61.3	19.8	34.4	29.2	26.8	21.9
Loan Loss Reserve / Gross Loans (%)	0.43	0.69	0.64	0.91	0.90	1.04
Non-performing Assets / Loans + OREO (%)	0.15	0.44	0.83	0.77	0.71	0.58
LTM Net Charge-offs / Average Loans (%)	0.08	0.37	0.25	0.19	0.18	0.06

In addition, this analysis showed the following concerning the market performance of IBTX, TCBI and the selected companies:

					Selected Companies
	IBTX		TCBI		Bottom Quartile	Median	Average	Top Quartile

1 – Year Stock Price Change (%)	8.6		3.2		(4.3)	(0.1)	0.5	6.5
YTD Stock Price Change (%)	26.8		12.4		12.9	16.0	15.6	20.5
Stock Price / Tangible Book Value per Share (x)	2.08		1.12		1.44	1.54	1.52	1.62
Stock Price / 2019 EPS Estimate (x)	12.5(1) / 12.7	(2)	9.3(1) / 9.1	(2)	10.8	11.2	11.6	11.5
Stock Price / 2020 EPS Estimate (x)	11.4(1) / 11.4	(2)	10.8(1) / 10.4	(2)	10.5	11.1	10.9	11.5
Stock Price / 2021 EPS Estimate (x)	11.0(1) / 11.1	(2)	9.6(1) / 9.5	(2)	9.6	10.3	10.1	11.0
Dividend Yield (%)	1.8		0.0		2.5	3.2	2.8	3.3
LTM Dividend Payout (%)	20.2		0.0		21.1	28.7	27.2	33.1

(1)	IBTX EPS multiples calculated using prospective financial information provided by IBTX management and TCBI EPS multiples calculated using prospective financial information provided by TCBI management.
(2)

Multiples calculated using consensus “street estimates.” 2019 EPS estimate calculated as 2019 year-to-date EPS plus the Q4 consensus “street estimate.” 2020 EPS estimate calculated as the sum of the four quarterly consensus “street estimates,” shown for illustrative purposes only.

No company used as a comparison in the above selected companies analysis is identical to IBTX, TCBI or the pro forma company. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Relative Contribution Analysis. KBW and Piper Sandler analyzed the relative standalone contribution of IBTX and TCBI to various pro forma balance sheet and income statement items of the combined entity. This analysis did not include purchase accounting adjustments or synergies. To perform this analysis, KBW and Piper Sandler used (i) historical balance sheet data for IBTX and TCBI as of September 30, 2019 and (ii) prospective financial information of IBTX and TCBI provided by IBTX management and TCBI management, respectively. The results of KBW and Piper Sandler’s analysis are set forth in the following table, which also compares the results of KBW and Piper Sandler’s analysis with the implied pro forma ownership percentages of IBTX shareholders and TCBI stockholders in the combined company based on the 1.0311x exchange ratio in the proposed merger:

	IBTX as a % of Total	TCBI as a % of Total
Fully Diluted Ownership
At 1.0311x Merger Exchange Ratio	45.0%	55.0%

Balance Sheet
Assets	30.9%	69.1%
Gross Loans	29.8%	70.2%
Deposits	30.0%	70.0%
Tangible Common Equity	31.6%	68.4%

Income Statement – Internal Estimates
2019 Est. Net Income to Common	39.1%	60.9%
2020 Est. Net Income to Common	45.0%	55.0%
2021 Est. Net Income to Common	43.0%	57.0%

Pro Forma Financial Impact Analysis. KBW and Piper Sandler performed a pro forma financial impact analysis that combined projected income statement and balance sheet information of IBTX and TCBI. Using (i) closing balance sheet estimates as of June 30, 2020 for IBTX and TCBI provided by IBTX management and TCBI management, respectively, (ii) prospective financial information of IBTX provided by IBTX management, (iii) prospective financial information of TCBI provided by TCBI management, and (iv) pro forma assumptions (including, without limitation, the cost savings and related expenses expected to result from the merger as well as certain purchase accounting adjustments and restructuring charges assumed with respect thereto) provided by IBTX management, KBW and Piper Sandler analyzed the estimated financial impact of the merger on certain projected financial results. This analysis indicated that the merger could be accretive to IBTX’s second half 2020 estimated EPS, accretive to IBTX’s 2021 estimated EPS and accretive to IBTX’s estimated tangible book value per share at closing as of June 30, 2020. Furthermore, this analysis indicated that, pro forma for the merger, each of IBTX’s tangible common equity to tangible assets ratio, Common Equity Tier 1 Ratio, Leverage Ratio, Tier 1 Risk-Based Capital Ratio and Total Risk-Based Capital Ratio could be lower at closing as of June 30, 2020. For all of the above analysis, the actual results achieved by IBTX following the merger may vary from the projected results, and the variations may be material.

IBTX Discounted Cash Flow Analysis. KBW and Piper Sandler performed a discounted cash flow analysis to estimate a range for the implied equity value of IBTX. In this analysis, KBW and Piper Sandler utilized prospective financial information relating to the net income and assets of IBTX provided by IBTX management, and assumed discount rates ranging from 8.0% to 12.0%. The range of values was derived by adding (i) the present value of the estimated excess cash flows that IBTX could generate over the 5.25-year period from the end of the third quarter of 2019 through 2024 and (ii) the present value of IBTX’s implied terminal value at the end of such period. KBW and Piper Sandler assumed that IBTX would maintain a tangible common equity to tangible assets ratio of 9.00% and IBTX would retain sufficient earnings to maintain that level. In calculating the terminal value of IBTX, KBW and Piper Sandler applied a range of 10.5x to 14.5x IBTX’s estimated 2025 earnings. This discounted cash flow analysis resulted in a range of implied values per share of IBTX common stock of $50.96 per share to $76.51 per share.

The discounted cash flow analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, dividend payout rates, and discount rates. The above analysis did not purport to be indicative of the actual values or expected values of IBTX.

TCBI Discounted Cash Flow Analysis. KBW and Piper Sandler performed a discounted cash flow analysis to estimate a range for the implied equity value of TCBI. In this analysis, KBW and Piper Sandler utilized prospective financial information relating to the net income and assets of TCBI provided by TCBI management, and assumed discount rates ranging from 8.00% to 12.00%. The range of values was derived by adding (i) the present value of the estimated excess cash flows that TCBI could generate over the 5.25-year period from the end of the third quarter of 2019 through 2024 and (ii) the present value of TCBI’s implied terminal value at the end of such period. KBW and Piper Sandler assumed that TCBI would maintain a tangible common equity to tangible assets ratio of 8.00% and TCBI would retain sufficient earnings to maintain that level. In calculating the terminal value of TCBI, KBW and Piper Sandler applied a range of 9.0x to 13.0x TCBI’s estimated 2025 earnings. This discounted cash flow analysis resulted in a range of implied values per share of TCBI common stock of $50.71 per share to $78.97 per share.

The discounted cash flow analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, dividend payout rates, and discount rates. The above analysis did not purport to be indicative of the actual values or expected values of TCBI.

Pro Forma Combined Discounted Cash Flow Analysis. KBW and Piper Sandler performed a discounted cash flow analysis to estimate an illustrative range for the implied equity value of the pro forma combined entity, taking into account the cost savings and related expenses expected to result from the merger as well as certain purchase accounting adjustments and restructuring charges assumed with respect thereto. In this analysis, KBW and Piper Sandler used prospective financial information relating to the net income and assets of IBTX and TCBI provided by IBTX management and TCBI management, respectively, and estimated cost savings and related expenses and purchase accounting adjustments and restructuring charges provided by IBTX management, and assumed discount rates ranging from 8.00% to 12.00%. The range of values was derived by adding (i) the present value of the estimated excess cash flows that the pro forma combined entity could generate over the 4.5-year period from the end of the second quarter of 2020 through 2024 and (ii) the present value of the pro forma combined entity’s implied terminal value at the end of such period, in each case applying estimated cost savings and related expenses and purchase accounting adjustments and restructuring charges. KBW and Piper Sandler assumed that the pro forma combined entity would maintain a tangible common equity to tangible assets ratio of 8.50% and would retain sufficient earnings to maintain that level. In calculating the terminal value of the pro forma combined entity, KBW and Piper Sandler applied a range of 9.0x to 13.0x the pro forma combined entity’s estimated 2025 earnings. This discounted cash flow analysis resulted in an illustrative range of implied values per share of the pro forma combined entity common stock of $55.77 per share to $86.04 per share.

The discounted cash flow analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, dividend payout rates, and discount rates. The above analysis did not purport to be indicative of the actual values or expected values of the pro forma combined entity.

Certain Unaudited Prospective Financial Information

IBTX and TCBI do not, as a matter of course, publicly disclose forecasts or internal projections as to their respective future performance, revenues, earnings, financial condition or other results given, among other reasons, the inherent uncertainty of the underlying assumptions and estimates, other than, from time to time, estimated ranges of certain expected financial results and operational metrics for the current year and certain future years in their respective regular earnings press releases and other investor materials.

However, in connection with the merger, (i) IBTX’s management prepared certain unaudited prospective financial information with respect to IBTX for calendar years 2019 through 2022 (and for calendar years 2023 through 2025 reflecting extrapolations therefrom prepared by IBTX senior management) on a standalone basis and without giving effect to the merger, which was provided by IBTX management to IBTX’s board of directors, to TCBI and to each of KBW and Piper Sandler, and approved by IBTX for their use and reliance in performing their respective financial analyses in connection with their respective fairness opinions, as described in this joint proxy statement/prospectus under “—Opinions of IBTX’s Financial Advisors” beginning on page 108, and was provided by TCBI management to the TCBI board of directors; (ii) TCBI’s management prepared certain unaudited prospective financial information with respect to TCBI for calendar years 2019 through 2025 on a standalone basis and without giving effect to the merger, which was provided by TCBI management to TCBI’s board of directors, to IBTX and to TCBI’s financial advisors, Goldman Sachs and Jefferies, and approved by TCBI for such financial advisors’ use and reliance in connection with their respective financial analyses and opinions (with respect to Goldman Sachs, for calendar years 2019 through 2024 only) as described in this joint proxy statement/prospectus under “—Opinions of TCBI’s Financial Advisors” beginning on page 88, and was provided by IBTX management to IBTX’s board of directors and to each of KBW and Piper Sandler and approved by IBTX for use and reliance by KBW and Piper Sandler in performing their respective financial analyses in connection with their respective fairness opinions, as described in this joint proxy statement/prospectus under “—Opinions of IBTX’s Financial Advisors” beginning on page 108; and (iii) TCBI’s management prepared certain unaudited prospective financial information with respect to IBTX for the years 2019 through 2025 on a standalone basis and without giving effect to the merger (which prospective financial information for the years 2019 through 2022 reflected the prospective financial information prepared by IBTX management and for the years 2023 through 2025 reflected extrapolations therefrom prepared by TCBI senior management), which was provided to the board of directors of TCBI and to Goldman Sachs and Jefferies and approved by TCBI for its financial advisors’ use and reliance in connection with their respective financial analyses and opinions (with respect to Goldman Sachs, for calendar years 2019 through 2024 only) as described in this joint proxy statement/prospectus under “—Opinions of TCBI’s Financial Advisors” beginning on page 88. We refer to this information collectively as the “prospective financial information”. A summary of certain significant elements of this information is set forth below and is included in this joint proxy statement/prospectus solely for the purpose of providing holders of IBTX common stock and holders of TCBI common stock access to certain nonpublic information made available to IBTX and TCBI and their respective boards of directors and financial advisors.

Neither IBTX nor TCBI endorses the prospective financial information as necessarily predictive of actual future results. Furthermore, although presented with numerical specificity, the prospective financial information reflects numerous estimates and assumptions made by IBTX senior management or TCBI senior management, as applicable, at the time such prospective financial information was prepared or approved for use by the financial advisors and represents IBTX senior management’s or TCBI senior management’s respective evaluation of IBTX’s and TCBI’s expected future financial performance on a stand-alone basis, without reference to the merger (except as expressly set forth below under “—Certain Estimated Synergies Attributable to the Merger”). In addition, since the prospective financial information covers multiple years, such information by its nature becomes subject to greater uncertainty with each successive year. These and the other estimates and assumptions underlying the prospective financial information involve judgments with respect to, among other things, economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industries in which IBTX and TCBI operate and the risks and uncertainties described under “Risk Factors” beginning on page 55 and “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 52 and in the reports that IBTX and TCBI file with the SEC from time to time, all of which are difficult to predict and many of which are outside the control of IBTX and TCBI and will be beyond the control of the combined company. There can be no assurance that the underlying assumptions or projected results will be realized, and actual results could differ materially from those reflected in the prospective financial information, whether or not the merger is completed. Further, these assumptions do not include all potential actions that the senior management of IBTX or TCBI could or might have taken during these time periods. The inclusion in this joint proxy statement/prospectus of the unaudited prospective financial information below should not be regarded as an indication that IBTX, TCBI or their respective boards of directors or advisors considered, or now consider, this prospective financial information to be material information to any holders of IBTX common stock or holders of TCBI common stock, as the case may be, particularly in light of the inherent risks and uncertainties associated with such prospective financial information, or that it should be construed as financial guidance, and it should not be relied on as such. This information was prepared solely for internal use and is subjective in many respects and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The prospective financial information is not fact and should not be relied upon as necessarily indicative of actual future results. The prospective financial information also reflects numerous variables, expectations and assumptions available at the time it was prepared as to certain business decisions that are subject to change and does not take into account any circumstances or events occurring after the date they were prepared, including the transactions contemplated by the merger agreement or the possible financial and other effects on IBTX or TCBI of the merger, and does not attempt to predict or suggest actual future results of the combined company or give effect to the merger, including the effect of negotiating or executing the merger agreement, the costs that may be incurred in connection with consummating the merger, the potential synergies that may be achieved by the combined company as a result of the merger (except as expressly set forth below under “—Certain Estimated Synergies Attributable to the Merger”), the effect on IBTX or TCBI of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. Further, the prospective financial information does not take into account the effect of any possible failure of the merger to occur. No assurances can be given that if the prospective financial information and the underlying assumptions had been prepared as of the date of this joint proxy statement/prospectus, similar assumptions would be used. In addition, the prospective financial information may not reflect the manner in which the combined company would operate after the merger.

The prospective financial information was not prepared for the purpose of, or with a view toward, public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, published guidelines of the SEC regarding forward-looking statements or generally accepted accounting principles. None of RSM US LLP (IBTX’s independent registered public accounting firm), Ernst & Young LLP (TCBI’s independent registered public accounting firm), nor any other independent registered public accounting firm, have audited, reviewed, examined, compiled nor applied any procedures with respect to the prospective financial information and, accordingly, RSM US LLP and Ernst & Young LLP have not expressed any opinion or given any other form of assurance with respect thereto or its achievability and they assume no responsibility for the prospective financial information and disclaim any association with the prospective financial information.

IBTX Prospective Financial Information.

The following table summarizes certain prospective financial information with respect to IBTX on a stand-alone basis (amounts may reflect rounding):

Summary of the Prospective Financial Information—IBTX Stand-Alone

(in millions, except per share data)

	2019E	2020E	2021E	2022E
Net income	$200.6	$219.5	$227.7	$235.5
Earnings per share	$4.66	$5.10	$5.29	$5.47
Total assets	$15,182.1	$16,021.0	$16,948.8	$17,927.9

In addition, the following prospective financial information with respect to IBTX on a stand-alone basis was (i) extrapolated by IBTX management for calendar years 2023 through 2025 from the IBTX prospective financial information prepared by IBTX management, applying a long-term annual net income growth rate for IBTX of 5.0% starting in 2023 and a long-term annual asset growth rate for IBTX of 4.0% starting in 2023 and (ii) extrapolated by TCBI management for calendar years 2023 through 2025 from the IBTX prospective financial information prepared by IBTX management, applying a long-term annual net income growth rate for IBTX of 5.0% starting in 2023 and a long-term annual asset growth rate for IBTX of 4.0% starting in 2023. This prospective financial information for IBTX on a stand-alone basis reflected: (1) estimated net income of $247.2 million, $259.6 million and $273 million for calendar years 2023, 2024 and 2025, respectively, (2) estimated earnings per share of $5.74(1), $6.03 and $6.33 for calendar years 2023, 2024 and 2025, respectively, and (3) estimated total assets of $18,645.1 million, $19,390.9 million and $20,166 million for calendar years 2023, 2024 and 2025, respectively.

TCBI Prospective Financial Information. The following table summarizes certain prospective financial information with respect to TCBI on a stand-alone basis (amounts may reflect rounding):

Summary of the Prospective Financial Information—TCBI Stand-Alone

(in millions, except per share data)

	2019E		2020E	2021E	2022E	2023E	2024E	2025E
Net income	$312.4		$268.1	$302.3	$335.3	$348.8	$362.7	$377.2
Earnings per share	$6.20	(a)	$5.31	$5.97	$6.60	$6.87	$7.14	$7.43
Total assets	$31,417.4		$33,259.8	$34,569.1	$39,292.5	$40,864.2	$42,498.8	$44,199

(a) Due to differences in rounding and certain assumptions, KBW and Piper Sandler calculated estimated earnings per share for TCBI of $6.19 for 2019.

Certain Estimated Synergies Attributable to the Merger

TCBI management and IBTX management jointly developed and provided to their respective boards of directors certain prospective financial information relating to the anticipated cost synergies to be realized by the combined company beginning in 2020 and certain purchase accounting adjustments and assumptions. Such prospective financial information, which we refer to in this “—Certain Estimated Synergies Attributable to the Merger” section as the “synergies and purchase accounting adjustments,” also was (i) provided to TCBI’s financial advisors and approved by TCBI for TCBI’s financial advisors’ use and reliance, and (ii) provided to IBTX’s financial advisors and approved by IBTX for IBTX’s financial advisors’ use and reliance, in each case in connection with such financial advisors’ respective financial analyses and opinions as described in this joint proxy statement/prospectus under “—Opinions of TCBI’s Financial Advisors” and “—Opinions of IBTX’s Financial Advisors”.

The synergies and purchase accounting adjustments consisted of (1) estimated cost savings of $100.4 million, phased in 50% during the second half of 2020, 75% in 2021 and 100% thereafter, with a 3% annual growth in cost savings base in 2021 and thereafter, and (2) the following purchase accounting assumptions and adjustments:

•	Credit mark of approximately $201.4 million on gross loans:

•	Approximately $6.3 million related to Purchase Credit Deteriorated (“PCD”) loans;

•	Approximately $195.2 million related to non-PCD loans, accreted over the life of the loans;

•	Additional provision of approximately $195 million taken immediately after the closing to account for non-PCD loans;

(1)	Due to differences in rounding and certain assumptions, TCBI calculated estimated earnings per share for IBTX of $5.75 for 2023.

•	Loan rate mark of approximately $37 million, accreted over the life of the loans;

•	Core deposit intangible estimate of 1.50% of IBTX’s non-time deposits (sum-of-the-year’s digits amortization over 10 years); and

•	One-time merger expenses of approximately $180 million, pre-tax.

The synergies and purchase accounting adjustments all assumed a hypothetical June 30, 2020 closing date for the merger.

See the section above entitled “The Merger—Certain Unaudited Prospective Financial Information” beginning on page 124 for further information regarding the uncertainties underlying the synergies and purchase accounting adjustments as well as the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages 52 and 55, respectively, for further information regarding the uncertainties and factors associated with realizing synergies in connection with the merger.

General

The prospective financial information was prepared separately using, in some cases, different assumptions, and the different estimates are not intended to be added together. Adding the prospective financial information together for the two companies is not intended to represent the results the combined company will achieve if the merger is completed and is not intended to represent forecasted financial information for the combined company if the merger is completed.

By including in this joint proxy statement/prospectus a summary of the prospective financial information, neither IBTX nor TCBI nor any of their respective representatives has made or makes any representation to any person regarding the ultimate performance of IBTX or TCBI compared to the information contained in the prospective financial information. Neither IBTX, TCBI, nor, after completion of the merger, the combined company, undertakes any obligation to update or otherwise revise the prospective financial information to reflect circumstances existing since their preparation or to reflect the occurrence of subsequent or unanticipated events, even in the event that any or all of the underlying assumptions are shown to be inappropriate, or to reflect changes in general economic or industry conditions. None of IBTX, TCBI or their respective advisors or other representatives has made, makes or is authorized in the future to make any representation to any shareholder of IBTX or TCBI or other person regarding IBTX’s or TCBI’s ultimate performance compared to the information contained in the prospective financial information or that the results reflected in the prospective financial information will be achieved. The prospective financial information included above is provided because it was made available to and considered by IBTX and TCBI and their respective boards of directors and financial advisors in connection with the merger.

In light of the foregoing, and considering that the IBTX and TCBI special meetings will be held several months after the prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, IBTX shareholders and TCBI shareholders are cautioned not to place unwarranted reliance on such information, and are urged to review IBTX’s and TCBI’s most recent SEC filings for a description of their reported financial results and the financial statements of IBTX and TCBI incorporated by reference in this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information.” The prospective financial information summarized in this section is not included in this joint proxy statement/prospectus in order to induce any holder of IBTX common stock to vote in favor of the IBTX merger proposal or any of the other proposals to be voted on at the IBTX special meeting or to induce any holder of TCBI common stock to vote in favor of the TCBI merger proposal or any of the other proposals to be voted on at the TCBI special meeting.

Interests of IBTX’s Directors and Executive Officers in the Merger

In considering the recommendation of the IBTX board of directors to vote for the IBTX merger proposal, holders of IBTX common stock should be aware that the directors and executive officers of IBTX may have interests in the merger that are different from, or in addition to, the interests of holders of IBTX common stock generally and that may create potential conflicts of interest. The IBTX board of directors was aware of these interests and considered them, among other matters, in evaluating and negotiating the merger agreement and approving the merger agreement, and in recommending to holders of IBTX common stock that they vote for the IBTX merger proposal. For more information, see the sections entitled “The Merger—Background of the Merger” beginning on page 80 and “The Merger—IBTX’s Reasons for the Merger; Recommendation of IBTX’s Board of Directors” beginning on page 105. Such interests are described in more detail below.

Treatment of IBTX Equity-Based Awards

The IBTX restricted stock awards held by IBTX’s directors and executive officers immediately prior to the effective time will be generally treated in the same manner as those IBTX equity awards held by other employees of IBTX.

The IBTX restricted stock awards that were granted prior to the execution of the merger agreement on December 9, 2019, or following December 9, 2019 but in respect of IBTX’s 2019 fiscal year, and that are outstanding as of immediately prior to the effective time of the merger will vest at the effective time of the merger. Any IBTX equity awards that might be granted following December 9, 2019 in respect of IBTX’s 2020 fiscal year to IBTX executive officers and employees will not be impacted by the merger and will continue to be subject to the same terms and conditions that were applicable to IBTX equity awards before the effective time of the merger, provided that such equity awards will be subject to “double-trigger” vesting, such that in the event of the holder’s termination of employment by IBTX for cause, or such holder’s resignation for good reason, in each case, following the closing, such converted equity awards shall accelerate and vest. The merger will be deemed a change in control for purposes of such “double-trigger” vesting. The IBTX equity awards that were granted following December 9, 2019 to IBTX non-employee directors will vest on an accelerated basis at the effective time of the merger. To the extent the terms of any IBTX equity award granted on or after the date of the merger agreement expressly provides for treatment in connection with the occurrence of the effective time that is different from the treatment described above, or the parties and a holder of any IBTX equity award mutually agree to treatment that is different from the treatment described above, then in each case, the terms of such IBTX equity award or mutual agreement, as applicable, shall control.

For an estimate of the amounts that would be realized by IBTX’s named executive officers upon the vesting of their IBTX equity awards, see “—Quantification of Payments and Benefits to IBTX’s Named Executive Officers” below. The estimated aggregate amount that would be realized by the IBTX executive officers who are not named executive officers in settlement of their IBTX equity awards that are outstanding as of January 17, 2020 if the effective time occurred on January 17, 2020 is $692,551. The estimated aggregate amount that would be realized by the eight IBTX non-employee directors (which excludes Mark Gormley, who resigned from the board of directors of IBTX on January 20, 2020) in settlement of their IBTX equity awards that are outstanding as of January 17, 2020 if the effective time occurred on January 17, 2020 is $1,163,721. The amounts in this paragraph were determined using a price per share of IBTX common stock of $59.93 (the average closing market price of IBTX common stock over the first five business days following the public announcement of the merger on December 9, 2019). These amounts do not attempt to forecast any additional equity award grants, issuances or forfeitures that may occur prior to the closing of the merger. As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, the actual amounts, if any, to be received by IBTX’s executive officers and non-employee directors may materially differ from the amounts set forth above.

2020 Annual Bonuses

Under the merger agreement, IBTX may pay a prorated annual cash incentive award in respect of its 2020 fiscal year on or prior to the effective time of the merger, as determined based on the greater of actual and target performance as of the effective time of the merger.

For an estimate of the amounts that would become payable to IBTX’s named executive officers in respect of 2020 annual incentives, see “—Quantification of Payments and Benefits to IBTX’s Named Executive Officers” below. The estimated aggregate amount that would be payable to the IBTX executive officers who are not named executive officers in respect of their 2020 annual bonus if the effective time occurred on January 17, 2020 is $29,100.

IBTX Change in Control Agreements

IBTX is party to change in control agreements with each of its executive officers. The change in control agreements with Messrs. David Brooks, Dan Brooks, Tippit and Haynie have been superseded by the IBTX employment agreements described below, and at the effective time of the merger, only the change in control agreements with Ms. Michelle S. Hickox and Mr. James C. White will continue to be in force. Pursuant to the change in control agreements, if an IBTX executive officer’s employment were terminated by IBTX without cause or by the executive for good reason during the twelve (12) months following the occurrence of a change in control (including the merger), and the executive signs a general release of claims in favor of IBTX and its affiliates, then the executive officer would be entitled to the following severance benefits:

•

Cash Severance. A cash severance payment equal to the product of (a) a severance multiple (which is equal to three, for Mr. David Brooks or equal to two, for the other named executive officers), multiplied by (b) the sum of his or her current annual base salary plus his or her target total annual bonus for the year of termination.

•	Restricted Stock Vesting. Full vesting of the executive’s unvested restricted stock awards.

•	Ancillary Benefits. Continued participation in the Independent Bank Survivor Benefit Plan through age 65.

Pursuant to the merger agreement, IBTX has the ability to amend the change in control agreements to (a) extend the termination protection period from twelve (12) to eighteen (18) months following the effective time and (b) provide that, if the compensation and benefits payable thereunder would be subject to Section 280G of the Internal Revenue Code, such amounts would be reduced but only to the extent that such reduction would place the executive in a better after-tax position.

For an estimate of the amounts that would become payable to IBTX’s named executive officers in respect of the Change in Control Agreements, see “—Quantification of Payments and Benefits to IBTX’s Named Executive Officers” below. The estimated aggregate amount that would be payable to the IBTX executive officers who are not named executive officers in connection with a termination of employment without cause, effective as of the effective time of the merger, if the effective time were January 17, 2020, is $2,513,000, which excludes the amounts related to the vesting of restricted stock awards, which amounts are described in greater detail in the section entitled “—Interests of IBTX’s Directors and Executive Officers in the Merger—Treatment of IBTX Equity-Based Awards” above.

IBTX Employment Arrangements

In connection with the execution of the merger agreement, IBTX entered into employment agreements with Messrs. David Brooks, Dan Brooks, Tippit and Haynie setting forth the terms of their employment with IBTX following the effective time of the merger, which would become effective upon the effective time of the merger in replacement of their change in control agreements with IBTX described above in the section entitled “—IBTX Change in Control Agreements”. In the event that the executive officer’s employment terminates for any reason prior to the closing of the merger or the merger agreement is terminated prior to the closing of the merger, the employment agreements will automatically terminate and be of no further force or effect. The employment agreements provide that Mr. David Brooks will serve as Chairman, Chief Executive Officer and President of IBTX and Independent Bank; Mr. Dan Brooks will serve as Vice Chairman of IBTX and Independent Bank;

Mr. Tippit will serve as Executive Vice President, Corporate Responsibility of IBTX and Independent Bank; and Mr. Haynie will serve as Executive Vice President and General Counsel of IBTX and Independent Bank. The employment agreements provide that Mr. David Brooks will serve for an initial five-year term following the effective time of the merger, subject to one (1)-year renewals thereafter and that Messrs. Dan Brooks, Tippit and Haynie will serve for an initial three (3)-year term following the effective time of the merger, subject to one (1)-year renewals thereafter.

In consideration for their services, (a) Mr. David Brooks would receive an annual base salary of $1,000,000, a target annual bonus opportunity of not less than 150% of his annual base salary and an annual equity award with a target value of not less than 300% of his annual base salary, (b) Mr. Dan Brooks would receive an annual base salary of $575,000, a target annual bonus opportunity of not less than 100% of his annual base salary and an annual equity award with a target value of not less than 135% of his annual base salary, (c) Mr. Tippit would receive an annual base salary of $375,000, a target annual bonus opportunity of not less than 60% of his annual base salary and an annual equity award with a target value of not less than 75% of his annual base salary, and (d) Mr. Haynie would receive an annual base salary of $400,000, a target annual bonus opportunity of not less than 75% of his annual base salary and an annual equity award with a target value of not less than 90% of his annual base salary. In addition, at the effective time of the merger, the executives would each receive a one-time grant of IBTX RSUs in respect of IBTX common stock, 50% of which would be time-based RSUs that vest ratably over five years and 50% of which would be performance-based RSUs that cliff vest on the fifth anniversary of the effective time of the merger based on the achievement of the applicable performance criteria, subject to the executive’s continued employment through the fifth anniversary of the effective time of the merger (the “sign-on RSU award”). Such sign-on RSU awards will be granted as soon as reasonably practicable following the closing of the merger. Pursuant to the employment agreements, the executives are entitled to a sign-on RSU award in respect of the following number of shares of IBTX common stock: Mr. David Brooks—95,000 shares; Mr. Dan Brooks—20,000 shares; Mr. Tippit—10,000 shares; and Mr. Haynie—15,000 shares. In addition, in consideration for their efforts in connection with the merger, Mr. David Brooks and Mr. Dan Brooks would be entitled to a $3.5 million cash payment and a $2 million cash payment, respectively, at the effective time of the merger.

If an executive’s employment were terminated by IBTX without cause or by the executive for good reason during the term of the employment agreement, in consideration for his execution of a release of claims in favor of IBTX and compliance with the restrictive covenants described below, the executive would be entitled to the following severance benefits:

•	Prorated Bonus. A prorated target bonus for the year in which his termination occurs.

•

Cash Severance. A cash severance payment equal to the product of (a) a severance multiple (for Mr. David Brooks, three; or for the other named executive officers, one prior to a change in control and two within two years following a change in control), multiplied by (b) the sum of his base salary and the greater of his target annual bonus and his average annual bonus during the three completed years prior to the date of his termination.

•	Ancillary Benefits. Continued participation in the Independent Bank Survivor Benefit Plan through age 65 and a cash payment equal to 18 months of COBRA premiums.

•

Long-Term Incentive Awards. Full vesting of his long-term incentive compensation (other than the sign-on RSU award), subject to the satisfaction of applicable performance goals, with stock options or stock appreciation rights remaining exercisable for the full remaining term, and continued vesting of his sign-on RSU award on the regularly scheduled vesting dates.

The employment agreements provide that, if the compensation and benefits payable thereunder would be subject to Section 280G of the Internal Revenue Code, such amounts would be reduced to the extent such reduction would place the executive in a better after-tax position.

The employment agreements contain certain restrictive covenants, including a perpetual nondisclosure covenant and nondisparagement covenant, and covenants concerning noncompetition and nonsolicitation of customers, business relations and employees, each of which apply following a termination for any reason, for two years for Mr. David Brooks and one year for Messrs. Dan Brooks, Tippit and Haynie.

Transaction Awards

In connection with the merger, subject to prior consultation with the Chief Executive Officer of TCBI, IBTX may pay one-time transaction or other incentive awards in connection with the merger to certain employees (other than the Chief Executive Officer, Vice Chairman and Chief Risk Officer), who are party to change in control agreements described above in the section entitled “—IBTX Change in Control Agreements” which provide for certain benefits upon a termination other than for cause or for good reason within twelve (12) months following a change in control. Such transaction or other incentive awards may not exceed, in the case of any such individual employee, the amount that otherwise would have been payable to such employee under such employee’s change in control agreement (excluding equity award vesting) upon an involuntary termination of employment without cause within twelve (12) months following a change in control. Any IBTX employee who receives a transaction payment will not be eligible for severance benefits pursuant to a change in control agreement. The estimated aggregate amount of transaction bonuses that would be payable to the IBTX executive officers who are not named executive officers in respect of transaction bonuses is $2,075,000.

Tax Planning Strategies

Under the merger agreement, IBTX may implement tax planning strategies for the purpose of mitigating the impact of Sections 280G and 4999 of the Internal Revenue Code and thereby preserve certain compensation-related tax deductions that might otherwise be disallowed. Such tax planning strategies included for Mr. David Brooks vesting a portion of his equity awards in December 2019 that were scheduled to vest in January 2020, and for certain other IBTX executive officers who are not named executive officers, paying a portion of the transaction bonuses described above in December 2019.

Indemnification; Directors’ and Officers’ Insurance

IBTX is party to indemnification agreements with each of its directors and executive officers that require IBTX, among other things, to indemnify the directors and executive officers against certain liabilities that may arise by reason of their status or service as directors or officers.

Board of Directors and Management of the Combined Company and Combined Bank

Immediately following the closing of the merger, the board of directors of the combined company and the combined bank will each consist of thirteen (13) directors, of which six (6) (including Mr. David Brooks) will be former members of the board of directors of IBTX. Other than Mr. David Brooks, as of the date of this joint proxy statement/prospectus, no decisions have been made with respect to which current IBTX directors will be appointed to the board of directors of the combined company and the combined bank in the merger. Non-employee members of the combined company’s board of directors will be compensated for such service.

Immediately following the closing of the merger, the leadership team of the combined company and the combined bank will be led by Mr. David Brooks and include Messrs. Dan Brooks, Tippit and Haynie.

Quantification of Payments and Benefits to IBTX’s Named Executive Officers

The information set forth in the table below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of information about certain compensation for each of IBTX’s named executive officers that is based on or otherwise relates to the merger and assumes, among other things, that each of IBTX’s named executive officers is terminated without cause immediately following the effective time of the merger. The merger-related compensation described below is based on the named executive officers’ existing compensation arrangements with IBTX. It does not include amounts payable to the executives under their new employment arrangements with IBTX following the effective time of the merger. For additional details regarding the terms of the payments described below as well as the new employment arrangements between IBTX and Messrs. David Brooks, Dan Brooks, Tippit and Haynie, see the discussion under the caption “—Interests of IBTX’s Directors and Executive Officers in the Merger” above. The compensation payable to these individuals is subject to a non-binding advisory vote of holders of IBTX common stock, as described in the section entitled “Proposal 3: IBTX Compensation Proposal” beginning on page 69.

The amounts indicated below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including the assumptions described below, and do not reflect certain compensation actions that may occur before the effective time of the merger. For purposes of calculating such amounts, we have assumed:

•	January 17, 2020 as the closing date of the merger;

•

a price per share of IBTX common stock of $59.93 (the average closing market price of IBTX common stock over the first five business days following the public announcement of the merger on December 9, 2019); and

•	a termination of each named executive officer’s employment without cause, effective as of immediately following the effective time of the merger.

Golden Parachute Compensation

Name	Cash ($)(1)	Equity ($)(2)	Benefits ($)(3)	Total ($)
Named Executive Officers (4)
David R. Brooks	$8,005,464	$1,262,965	—	$9,268,429
Michelle S. Hickox	$1,952,709	$196,510	—	$2,149,219
Dan W. Brooks	$2,357,398	$343,279	—	$2,700,677
James C. White	$1,523,695	$190,817	—	$1,714,512

(1)	The cash amount payable to the named executive officers consist of the following:

(a)

Cash Severance. Pursuant to the change in control agreements, a cash severance payment equal to the product of a severance multiple (three for David R. Brooks or two for the other named executive officers), multiplied by the sum of (x) his or her current annual base salary plus (y) his or her target total annual bonus for the year of termination, which is payable upon a qualifying termination for cause or with good reason within the twelve (12)-month period following the effective time of the merger and subject to the executive’s execution of a release of claims (i.e., “double-trigger”).

(b)

Prorated Annual Cash Incentive. Pursuant to the merger agreement, a prorated annual cash incentive award in respect of IBTX’s 2020 fiscal year based on the greater of actual and target performance as of the effective time, which is payable as a result of the effective time of the merger (i.e., “single-trigger”).

Set forth below is the estimated value of each component of the aggregate cash amount.

Name	Cash Severance ($)	Prorated Annual Cash Incentive ($)	Total ($)
Named Executive Officers
David R. Brooks	$7,920,000	$85,464	$8,005,464
Michelle S. Hickox	$1,927,000	$25,709	$1,952,709
Dan W. Brooks	$2,325,000	$32,398	$2,357,398
James C. White	$1,505,000	$18,695	$1,523,695

(2)

The IBTX restricted stock awards that were granted prior to the execution of the merger agreement on December 9, 2019, or following December 9, 2019 but in respect of IBTX’s 2019 fiscal year, and that are outstanding as of immediately prior to the effective time of the merger will vest at the effective time of the merger (i.e., “single-trigger”). Any IBTX equity awards that might be granted following December 9, 2019 in respect of IBTX’s 2020 fiscal year will vest upon a qualifying termination of employment without cause or for good reason within the two-year period following the effective time (i.e., “double-trigger”); however, no such awards were outstanding as of January 17, 2020, and, therefore, no such awards are reflected in the table.

Name	Single-Trigger Restricted Stock Awards ($)
Named Executive Officers
David R. Brooks	$1,262,965
Michelle S. Hickox	$196,510
Dan W. Brooks	$343,279
James. C. White	$190,817

(3)

Pursuant to the change in control agreements, each named executive officer (other than Mr. Hobart) is entitled to continued participation in the Independent Bank Survivor Benefit Plan through age 65, upon a qualifying termination of employment without cause or for good reason, within the twelve (12)-month period following the effective time (i.e., “double-trigger”). The underlying insurance policies have been fully paid and there is no ongoing incremental cost to IBTX or Independent Bank in connection with this benefit.

(4)

On November 11, 2019, Brian Hobart resigned as Vice Chairman and Chief Lending Officer of IBTX. Mr. Hobart is not entitled to any compensation or benefits in connection with the merger and therefore is not included in the table.

Interests of TCBI’s Directors and Executive Officers in the Merger

In considering the recommendation of the TCBI board of directors to vote to approve the TCBI merger proposal, holders of TCBI common stock should be aware that the directors and executive officers of TCBI may have interests in the merger that are different from, or in addition to, the interests of holders of TCBI common stock generally and that may create potential conflicts of interest. The TCBI board of directors was aware of these interests and considered them, among other matters, in evaluating and negotiating the merger agreement and approving the merger agreement and in recommending to holders of TCBI common stock that they vote to approve the TCBI merger proposal. For more information, see the sections entitled “The Merger—Background of the Merger” beginning on page 80 and “The Merger—TCBI’s Reasons for the Merger; Recommendation of TCBI’s Board of Directors” beginning on page 86. Such interests are described in more detail below.

Treatment of TCBI Equity Awards

The TCBI stock appreciation rights, TCBI restricted stock awards, TCBI RSUs and TCBI PSUs (collectively, the “TCBI equity awards”) held by TCBI’s directors and executive officers immediately prior to the effective time will be generally treated in the same manner as those TCBI equity awards held by other employees of TCBI.

•

TCBI Stock Appreciation Rights. At the effective time, each outstanding and unexercised TCBI stock appreciation right will, automatically and without any required action on the part of the holder thereof, be cancelled and converted into the right to receive the merger consideration in respect of each “net share” covered by such TCBI stock appreciation right, where “net share” means the quotient obtained by dividing (a) the product of (1) the excess, if any, of the “per share cash equivalent consideration” (defined below) over the per share exercise price applicable to the TCBI stock appreciation right, multiplied by (2) the number of shares subject to the TCBI stock appreciation right immediately prior to the effective time, by (b) the per share cash equivalent consideration, less applicable tax withholding. As used in this joint proxy statement/prospectus, the “per share cash equivalent consideration” means the product (rounded to the nearest cent) obtained by multiplying (i) the exchange ratio by (ii) the IBTX closing share value.

•

TCBI Restricted Stock Awards. Except as otherwise agreed between IBTX and TCBI, at the effective time, each TCBI restricted stock award that is outstanding immediately prior to the effective time will, automatically and without any required action on the part of the holder thereof, immediately and fully vest and be converted into the right to receive the merger consideration, less applicable tax withholding, which will be delivered as soon as reasonably practicable following the closing date and in no event later than ten (10) business days following the closing date.

•

TCBI RSUs. Except as otherwise agreed between IBTX and TCBI, at the effective time, each TCBI RSU that is outstanding immediately prior to the effective time will, automatically and without any required action on the part of the holder thereof, immediately and fully vest and be converted into the right to receive the merger consideration in respect of the number of shares of TCBI common stock subject to such TCBI RSU immediately prior to the effective time, less applicable tax withholding, which will be delivered as soon as reasonably practicable following the closing date and in no event later than ten (10) business days following the closing date; provided that, any cash-settled TCBI RSU will be converted into the right to receive an amount in cash equal to the per share cash equivalent consideration in respect of the number of shares of TCBI common stock subject to such TCBI RSU immediately prior to the effective time, less applicable tax withholding; provided further, with respect to any TCBI RSU that constitutes “deferred compensation” subject to Section 409A of the Code, settlement or payment of such award will be made on the earliest permissible date that such delivery would not trigger a tax or penalty under Section 409A of the Code.

•

TCBI PSUs. Except as otherwise agreed between IBTX and TCBI, at the effective time, each TCBI PSU that is outstanding immediately prior to the effective time will, automatically and without any required action on the part of the holder thereof, immediately vest (based on the level of achievement of the applicable performance goals set forth below) and be converted into the right to receive the merger consideration in respect of the number of shares of TCBI common stock subject to such TCBI PSU immediately prior to the effective time as determined pursuant to the following sentence, less applicable tax withholding which will be delivered as soon as reasonably practicable following the closing date and in no event later than ten (10) business days following the closing date; provided, that any cash-settled TCBI PSU will be converted into the right to receive an amount in cash equal to the per share cash equivalent consideration in respect of the number of shares of TCBI common stock subject to such TCBI PSU immediately prior to the effective time (based on the level of achievement of the applicable performance goals set forth below), less applicable tax withholding; provided further, with respect to any TCBI PSU that constitutes “deferred compensation” subject to Section 409A of the Code, settlement of such award will be made on the earliest permissible date that such delivery would not trigger a tax or penalty under Section 409A of the Code. The number of shares of TCBI common stock subject to TCBI PSUs that will vest and be earned will be determined based on the greater of (i) the level of actual performance achieved prior to the effective time as reasonably determined by the human resources committee of the board of directors of TCBI using the information available through the latest practicable date prior to the effective time and otherwise consistent with past practice, and (ii) target level performance.

To the extent the terms of any TCBI equity award granted on or after the date of the merger agreement expressly provides for treatment in connection with the occurrence of the effective time that is different from the treatment described above, or the parties and a holder of any TCBI equity award mutually agree to treatment that is different from the treatment described above, then in each case, the terms of such TCBI equity award or mutual agreement, as applicable, shall control. At the effective time, each such TCBI equity award and all TCBI equity awards granted following the execution of the merger agreement will automatically and without any required action on the part of the holder thereof, cease to represent an equity award denominated in shares of TCBI common stock and will be converted into an equity award denominated in shares of IBTX common stock (a “converted equity award”), except (i) in the case of any such TCBI equity awards granted to Mr. Cargill, TCBI’s Chief Executive Officer, which awards shall be forfeited for no consideration immediately prior to the effective time, and (ii) with respect to any TCBI equity awards granted to TCBI’s non-employee directors, which shall fully vest at the effective time of the merger. The converted equity awards generally shall be subject to “double-trigger” vesting, such that in the event of the holder’s termination of employment by IBTX for “cause”, or such holder’s resignation for “good reason”, in each case, following the closing, such converted equity awards shall accelerate and vest. The merger will be deemed a change in control for purposes of such “double-trigger” vesting.

For an estimate of the amounts that would be realized by each of TCBI’s named executive officers at the effective time in respect of their unvested TCBI equity awards that are outstanding on January 17, 2020, see the section entitled “—Quantification of Payments and Benefits to TCBI’s Named Executive Officers” beginning on page 140. The estimated aggregate amount that would be realized by the eleven (11) non-employee directors of TCBI in connection with the vesting of their unvested TCBI equity awards that are outstanding on January 17, 2020 if the merger were to be completed on January 17, 2020 is $933,709. The amounts in this paragraph were determined using a price per share of TCBI common stock of $61.79 (the average closing market price of TCBI common stock over the first five (5) business days following the public announcement of the merger on December 9, 2019). These amounts do not attempt to forecast any additional equity award grants, issuances or forfeitures that may occur prior to the closing of the merger. As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, the actual amounts, if any, to be received by TCBI’s non-employee directors may materially differ from the amounts set forth above.

2020 Annual Bonuses

Under the merger agreement, TCBI may pay a prorated annual cash incentive award in respect of its 2020 fiscal year on or prior to the effective time of the merger, as determined based on the greater of actual and target performance as of the effective time of the merger.

For an estimate of the amounts that would become payable to TCBI named executive officers in respect of 2020 annual incentives, see “—Quantification of Payments and Benefits to TCBI’s Named Executive Officers ” below.

Letter Agreement with Mr. Cargill

On December 9, 2019, IBTX and Mr. Cargill entered into a letter agreement (the “Cargill letter agreement”) with respect to the terms of Mr. Cargill’s service to the combined company and combined bank following the closing of the merger. In the event that Mr. Cargill’s service terminates for any reason prior to the closing of the merger or the merger agreement is terminated prior to the closing of the merger, the Cargill letter agreement will automatically terminate and be of no further force or effect. The Cargill letter agreement provides for the following:

•

As further described in the section entitled “The Merger—Governance of the Combined Company After the Merger” beginning on page 142, on the closing date of the merger, Mr. Cargill will resign as a member of the board of directors of TCBI and Texas Capital Bank and the board of directors of any of IBTX’s or Independent Bank’s affiliates. From the closing date of the merger until the fourth anniversary of the closing thereof, Mr. Cargill will serve as Special Advisor to the Chairman of the Board of Directors, President and Chief Executive Officer of the combined company and the combined bank.

•	During the four (4) year term of the Cargill letter agreement, Mr. Cargill will be paid an advisory fee equal to $208,333.33 per month, pro-rated for any partial month.

•

In lieu of all compensation and benefits which Mr. Cargill would otherwise be entitled to receive under his existing employment agreement with TCBI, Mr. Cargill will be paid an amount in cash equal to $20 million on or as soon as reasonably practicable following the closing of the merger, subject to his execution of a release of claims against IBTX. Effective as of the closing of the merger, Mr. Cargill shall have no further rights or entitlements under his existing employment agreement with TCBI. Mr. Cargill’s outstanding TCBI equity or equity-based awards that were granted on or prior to the date of the merger agreement shall be treated in accordance with the terms set forth in the merger agreement.

•

If, during the term of the Cargill letter agreement, Mr. Cargill’s service is terminated (i) by Mr. Cargill for “good reason”, (ii) by IBTX without “cause”, (iii) due to Mr. Cargill’s disability, or (iv) following the second anniversary of the closing of the merger, by Mr. Cargill or IBTX for any reason, Mr. Cargill will remain entitled to receive the compensation under the Cargill letter agreement (which compensation shall continue to be paid and provided to Mr. Cargill (and vest and be exercisable and be interpreted and administered) as if such termination of service had not occurred). If Mr. Cargill dies during the term of the Cargill letter agreement, any remaining unpaid compensation will be paid to his estate in cash within thirty (30) days of the date of his death. The foregoing benefits are subject to Mr. Cargill’s execution of a release of claims and Mr. Cargill’s continued compliance with restrictive covenants.

•

Mr. Cargill has agreed to be bound by certain restrictive covenants, including non-competition and non-solicitation covenants for a period of two (2) years following the date of his termination of services to IBTX, and indefinite confidentiality and non-disparagement covenants.

IBTX Employment Agreements

In connection with the execution of the merger agreement, IBTX entered into employment agreements with Ms. Anderson and Mr. Turpen setting forth the terms of their employment with IBTX following the effective time of the merger, which would become effective upon the effective time of the merger in replacement of their employment agreements with TCBI described below in the section entitled “—TCBI Employment Agreements”. In the event that that the executive officer’s employment terminates for any reason prior to the closing of the merger or the merger agreement is terminated prior to the closing of the merger, the IBTX employment agreements will automatically terminate and be of no further force or effect. The employment agreements provide that Ms. Anderson would serve as Chief Financial Officer of IBTX and Independent Bank; and Mr. Turpen would serve as Executive Vice President, Chief Risk Officer of IBTX and Independent Bank. The employment agreements provide that Ms. Anderson and Mr. Turpen will each serve for an initial three (3)-year term following the effective time of the merger, subject to one (1)-year renewals thereafter.

In consideration for their services, (a) Ms. Anderson would receive an annual base salary of $575,000, a target annual bonus of not less than 100% of her annual base salary and an annual equity award with a target of not less than 135% of her base salary, and (b) Mr. Turpen would receive an annual base salary of $525,000, a target annual bonus of not less than 100% of his annual base salary and an annual equity award with a target of not less than 125% of his base salary. In addition, at the effective time of the merger, the executives would receive a one-time grant of IBTX RSUs in respect of IBTX common stock, 50% of which would be time-based RSUs that vest ratably over five years and 50% of which would be performance-based RSUs that cliff vest on the fifth anniversary of the effective time of the merger based on the achievement of the applicable performance criteria, subject to the executive’s continued employment through the fifth anniversary of the effective time of the merger (the “sign-on RSU award”). Such sign-on RSU awards will be granted as soon as reasonably practicable following the closing of the merger. Pursuant to the employment agreements, Ms. Anderson and Mr. Turpen are each entitled to a sign-on RSU award in respect of 20,000 shares of IBTX common stock.

If an executive’s employment were terminated by IBTX without cause or by the executive for good reason during the term of the employment agreement, in consideration for his or her execution of a release of claims in favor of IBTX and in compliance with the restrictive covenants described below, the executive would be entitled to the following severance benefits:

•	Prorated Bonus. A prorated target bonus for the year in which his or her termination occurs.

•

Cash Severance. A cash severance payment equal to the product of (a) a severance multiple (one prior to a change in control and two within two years following a change in control) multiplied by (b) the sum of his or her base salary and the greater of his or her target annual bonus and his or her average annual bonus during the three (3) completed years prior to the date of termination.

•

Long-Term Incentive Awards. Full vesting of his or her long-term incentive compensation (other than the sign-on RSU award), subject to the satisfaction of applicable performance goals, with stock options or stock appreciation rights remaining exercisable for the full remaining term, and continued vesting of his or her sign-on RSU award on the regularly scheduled vesting dates.

The employment agreements provide that, if the compensation and benefits payable thereunder would be subject to Section 280G of the Internal Revenue Code, such amounts would be reduced to the extent such reduction would place the executive in a better after-tax position.

The employment agreements contain certain restrictive covenants, including a perpetual nondisclosure covenant and nondisparagement covenant, and covenants concerning noncompetition and nonsolicitation of customers, business relations and employees, each of which apply for one (1) year following a termination for any reason.

TCBI Employment Agreements

Each of Mr. Cargill, Ms. Anderson and Mr. Turpen is currently party to an employment agreement with TCBI (the “TCBI employment agreements”) that set forth the terms of the executive’s employment and compensation with TCBI. The TCBI employment agreements will be superseded at the effective time of the merger by the Cargill letter agreement and the IBTX employment agreements described above.

The TCBI employment agreements provide for the following benefits if the executive officer’s employment is terminated by TCBI without “cause” or by the executive officer for “good reason”: (i) a cash payment equal to the executive officer’s twelve (12) months’ base salary, payable in equal monthly installments; (ii) a cash payment equal to the executive officer’s average annual cash bonus paid to the executive officer for the two (2) full bonus plan years immediately preceding the executive officer’s termination or resignation, payable in equal monthly installments; and (iii) continued medical insurance benefits for twelve (12) months. If the executive officer is terminated other than for “cause” or resigns for “good reason” within ninety (90) days prior to, or eighteen (18) months following, a change in control of TCBI, the executive officer would instead be entitled to (x) a lump sum cash payment equal to two and a half (2.5) times the sum of the executive officer’s average annual base salary and bonus in effect for the two (2) years immediately preceding the change in control;

and (y) continued health and other welfare benefits that the executive officer was entitled to receive prior to the date of his termination for a period of eighteen (18) months following the date of termination (twenty-four (24) months for Mr. Cargill). The merger is not expected to constitute a change of control of TCBI under the TCBI Employment Agreements, however, TCBI is permitted to take certain retention actions with respect to such agreements described in the section entitled “— Other Retention Actions” described below on page 139.

As described above in the section entitled “— Letter Agreement with Mr. Cargill” beginning on page 136, in lieu of all compensation and benefits to which Mr. Cargill would otherwise have been entitled to receive under his TCBI employment agreement, Mr. Cargill will receive a payment in cash equal to $20 million under the Cargill letter agreement.

For an estimate of the value of the payments and benefits described above that would be payable to Ms. Anderson and Mr. Turpen under their TCBI employment agreements upon a qualifying termination in connection with the merger, see the section entitled “—Quantification of Payments and Benefits to TCBI’s Named Executive Officers” beginning on page 140.

Retirement Transition Agreement with Vince A. Ackerson

Vince A. Ackerson is party to a retirement and transition agreement with TCBI (the “Ackerson agreement”) entered into on July 29, 2019 that sets forth the terms of his transition from President and Chief Lending Officer to Vice Chairman. Under the Ackerson agreement, upon his separation from TCBI, Mr. Ackerson will receive a cash payment equal to eighteen (18) months of Mr. Ackerson’s base salary in effect on the separation date and the average annual cash bonus in effect for the two (2) years immediately preceding his separation from TCBI, continued medical insurance benefits for eighteen (18) months and a lump sum payment of $20,000 as compensation for legal fees incurred by Mr. Ackerson in connection with the preparation and negotiation of the Ackerson agreement. The Ackerson agreement provides that if a change in control of TCBI occurs prior to Mr. Ackerson’s separation from TCBI, he will instead be entitled to a cash payment equal to two and a half (2.5) times the sum of his average annual base salary and average bonus, in each case in effect for the two years immediately preceding a change in control, in lieu of the cash payments described in the immediately preceding sentence; however, the merger is not expected to constitute a change in control under the Ackerson agreement. While the Ackerson agreement also provides that his then-outstanding equity awards will continue to vest following his separation from TCBI, his awards will instead be treated in accordance with the merger agreement, as described above in the section entitled “—Treatment of TCBI Equity Awards”.

For an estimate of the value of the payments and benefits described above that would be payable to Mr. Ackerson under the Ackerson agreement upon a separation from TCBI in connection with the merger, see the section entitled “—Quantification of Payments and Benefits to TCBI’s Named Executive Officers” beginning on page 140.

Other Retention Actions

Certain of TCBI’s executive officers are party to the TCBI employment agreements described above in the section entitled “—TCBI Employment Agreements” which provide for certain benefits upon a termination other than for “cause” or for “good reason”, including enhanced benefits upon a qualifying termination that occurs within eighteen (18) months following a change in control. Notwithstanding the fact that the merger will not be deemed to be a change in control under such employment agreements, TCBI may pay to Ms. Anderson and Mr. Turpen one-time transaction bonuses or other incentive awards in an amount equal to the amount that would have been payable upon a qualifying termination pursuant to such TCBI employment agreements had the merger constituted a change in control. As of the date of this joint proxy statement/prospectus, neither Ms. Anderson nor Mr. Turpen has been granted any such transaction bonus or incentive awards.

Additionally, Mr. Ackerson will receive a lump-sum cash retention bonus equal to $1,000,000 that is payable in full on August 31, 2021, the expected separation date specified in the Ackerson agreement, subject to his continued employment through such date. In the event that Mr. Ackerson is terminated without “cause” prior to the vesting date, he will remain entitled to receive such cash retention bonus on August 31, 2021.

Indemnification; Directors’ and Officers’ Insurance

Pursuant to the terms of the merger agreement, from and after the effective time, the surviving entity would indemnify certain persons, including TCBI’s directors and executive officers. In addition, for a period of six (6) years from the effective time, the combined bank would maintain an insurance policy for the benefit of certain persons, including TCBI’s directors and executive officers. For additional information, see “The Merger Agreement—Director and Officer Indemnification and Insurance” beginning on page 159.

Membership of the Board of Directors of the Combined Company and Bank

The board of directors of the combined company following the merger will consist of thirteen (13) directors, seven (7) of whom will be other members of the TCBI board of directors, designated by TCBI, which will include Larry L. Helm, the current Chairman of the TCBI board of directors. Other than Mr. Helm, no decisions have been made as to which TCBI directors will serve on the board of directors of the combined company. For additional information, see “The Merger—Governance of the Combined Company After the Merger” beginning on page 142. Non-employee members of the combined company’s board of directors will be compensated for such service.

Immediately following the closing of the merger, the leadership team of the combined company and the combined bank will include Ms. Anderson and Mr. Turpen.

Quantification of Payments and Benefits to TCBI’s Named Executive Officers

This section sets forth the information required by Item 402(t) of the SEC’s Regulation S-K regarding compensation for each named executive officer of TCBI that is based on, or otherwise relates to, the merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules and in this section such term is used to describe the merger-related compensation payable to TCBI’s named executive officers. The “golden parachute” compensation payable to these individuals is subject to a non-binding advisory vote of holders of TCBI common stock, as described in the section entitled “Proposal 2: TCBI Compensation Proposal” beginning on page 76. The table below sets forth, for the purposes of this golden parachute disclosure, the amount of payments and benefits (on a pre-tax basis) that each of TCBI’s named executive officers would receive, using the following assumptions:

•	January 17, 2020 as the closing date of the merger;

•

each of Mr. Cargill, Ms. Anderson and Mr. Turpen will be deemed to have experienced a qualifying termination under their applicable TCBI employment agreements at such time (after giving effect to the Cargill letter agreement with respect to Mr. Cargill) and Mr. Ackerson will separate from TCBI under the Ackerson agreement at such time (and the merger will not be deemed to be a change in control);

•	the named executive officers’ base salary rate and annual target bonus remain unchanged from those in place as of January 17, 2020;

•	equity awards that are outstanding as of January 17, 2020;

•

a price per share of TCBI common stock of $61.79 (the average closing market price of TCBI common stock over the first five (5) business days following the public announcement of the merger on December 9, 2019); and

•

for purposes of the unvested TCBI performance unit awards granted in 2017 set forth in the table, projected actual performance (which is above target) and for purposes of the unvested TCBI performance unit awards granted in 2018 and 2019 set forth in the table, target performance.

The calculations in the table do not include amounts that TCBI’s named executive officers were already entitled to receive or vested in as of the date of this joint proxy statement/prospectus. The calculations in this table also do not include the sign-on equity awards to be granted to Ms. Anderson and Mr. Turpen as discussed in the section entitled “—IBTX Employment Agreements” beginning on page 137, the monthly consulting fee to be paid to Mr. Cargill as described in the section entitled “—Letter Agreement with Mr. Cargill” beginning on page 136 or the cash retention bonus to be paid to Mr. Ackerson as described in the section entitled “—Other Retention Actions” beginning on page 139, as such compensation is contingent upon and will vest or be paid based on services provided to the combined company and the combined bank following the closing, including upon a termination other than for “cause”. In addition, these amounts do not attempt to forecast any additional equity award grants, issuances or forfeitures that may occur, or future dividends or dividend equivalents that may be accrued, prior to the completion of the merger. As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, including the assumptions described in the footnotes to the table, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.

Golden Parachute Compensation

Name	Cash ($)(1)	Equity ($)(2)	Benefits ($)(3)	Total ($)
Named Executive Officers
C. Keith Cargill	$20,053,415	$5,223,109	—	$25,276,524
Julie L. Anderson	$966,843	$1,347,887	$25,365	$2,340,095
Vince A. Ackerson	$1,351,176	$1,396,207	$52,882	$2,800,265
John G. Turpen	$871,928	$1,014,344	$39,162	$1,925,434
John D. Hudgens(4)	—	$336,014	—	$336,014

(1)	The cash amounts payable to named executive officers consist of the following:

(a) pursuant to Ms. Anderson’s and Mr. Turpen’s current TCBI employment agreements, a cash payment equal to the executive officer’s twelve (12) months’ base salary, payable in equal monthly installments and (ii) a cash payment equal to the executive officer’s average annual cash bonus paid to the executive officer for the two (2) full bonus plan years immediately preceding the executive officer’s termination or resignation (using projected actual performance for the 2019 bonus plan year), payable in equal monthly installments upon a termination other than for “cause” or “good reason”. As the merger is not expected to constitute a change in control under the TCBI employment agreements, such severance does not reflect the enhanced benefits payable to such named executive officers upon such a termination in connection with a change in control. For Mr. Cargill, the cash amount payable to him under the Cargill letter agreement, which is in lieu of all compensation and benefits he otherwise would have been entitled to receive under his employment agreement. For Mr. Ackerson, eighteen (18) months of his base salary in effect on the separation date, the average annual cash bonus in effect for the two (2) years immediately preceding his separation from TCBI and a lump sum payment of $20,000 as compensation for legal fees. All such cash amounts are “double trigger” and payable only upon a qualifying termination.

(b) Prorated Annual Cash Incentive. Pursuant to the merger agreement, a prorated annual cash incentive award in respect of TCBI’s 2020 fiscal year based on the greater of actual and target performance as of the effective time, which is payable as a result of the effective time of the merger (i.e., “single-trigger”).

Name	Cash Severance ($)	Letter Agreement Payment ($)	Prorated Annual Cash Incentive ($)	Total ($)
Named Executive Officers
C. Keith Cargill	—	$20,000,000	$53,415	$20,053,415
Julie L. Anderson	$948,264	—	$18,579	$966,843
Vince A. Ackerson	$1,329,837	—	$21,339	$1,351,176
John G. Turpen	$856,078	—	$15,850	$871,928
John D. Hudgens	—	—	—	$0

(2)

The TCBI equity awards granted on or prior to December 9, 2019 will accelerate, vest and convert into the right to receive the merger consideration (or an amount in cash equal to the merger consideration) at the effective time. The amounts with respect to such TCBI equity awards are “single trigger”. Any TCBI equity awards that might be granted following December 9, 2019 will vest upon a qualifying termination of employment without cause or for good reason within the two-year period following the effective time (i.e., “double-trigger”); however, no such awards were outstanding as of January 17, 2020, and, therefore, no such awards are reflected in the table.

Name	Unvested SARs ($)	Unvested Restricted Stock Awards ($)	Unvested RSUs ($)	Unvested Performance Units ($)	Total ($)
C. Keith Cargill	$0	$0	$2,518,808	$2,704,301	$5,223,109
Julie L. Anderson	$0	$0	$732,088	$615,799	$1,347,887
Vince A. Ackerson	$0	$0	$674,747	$721,460	$1,396,207
John G. Turpen	$0	$0	$779,048	$235,296	$1,014,344
John D. Hudgens	$0	$0	$0	$336,014	$336,014

(3)

Pursuant to their TCBI employment agreements, for Ms. Anderson and Mr. Turpen, represents the cost of continued health and other welfare benefits for a period of twelve (12) months upon a termination by TCBI other than for “cause”, or by the named executive officer for “good reason”. For Mr. Ackerson, represents the cost of continued medical insurance benefits for eighteen (18) months. All such amounts are “double trigger”. Mr. Cargill is not entitled to continued health or other welfare benefits following his termination pursuant to the terms of the Cargill letter agreement.

(4)

On August 31, 2019, Mr. Hudgens retired from TCBI. He has already commenced receiving the compensation under his preexisting retirement transition and award agreement entered into on August 6, 2018. Accordingly, he is not entitled to receive additional cash payments or benefits in connection with the merger. At the effective time of the merger, his outstanding equity awards will be treated in the same manner as those TCBI equity awards held by other employees of TCBI and as described above.

Governance of the Combined Company After the Merger

Certificate Amendment

In connection with the merger, IBTX’s certificate of formation will be amended to increase the number of authorized shares of IBTX common stock from one hundred million shares to two hundred million shares and the number of authorized shares of IBTX preferred stock from ten million shares to twenty million shares. A copy of the IBTX certificate amendment is attached to this joint proxy statement/prospectus as Annex C.

The certificate of formation of IBTX as in effect immediately prior to the effective time, as amended as described above, will be the certificate of formation of the combined company, until thereafter amended in accordance with applicable law.

Bylaws

Prior to closing, the IBTX board of directors will take all actions necessary to cause the bylaws of IBTX to be amended as set forth in the IBTX bylaw amendment, and as so amended, effective upon the completion of the merger, the bylaws of IBTX will be the bylaws of the combined company, until thereafter amended as provided therein or in accordance with applicable law. The bylaws of IBTX as amended pursuant to the merger agreement implement certain governance matters for the combined company following completion of the merger.

Board of Directors

The board of directors of the combined company and the combined bank as of the effective time will have thirteen (13) members, consisting of:

•	six (6) continuing IBTX directors, which will include David R. Brooks, the current Chairman, President and Chief Executive Officer of IBTX; and

•	seven (7) continuing TCBI directors, which will include Larry L. Helm, the current Chairman of the TCBI board of directors.

The IBTX bylaw amendment provides that from and after the effective time and until the third anniversary of the effective time, the number of directors that comprises the entire board of directors of the combined company and the combined bank will be thirteen (13) and no vacancy on the board of directors of the combined company or the combined bank created by the cessation of service of a director will be filled by the applicable board of directors, and the applicable board of directors will not nominate any individual to fill such vacancy unless (1) such individual would be an independent director of the combined company or the combined bank, as applicable (unless such predecessor director was not an independent director), (2) in the case of a vacancy created by the cessation of service of a continuing IBTX director, not less than a majority of the continuing IBTX directors then in office have approved the appointment or nomination (as applicable) to fill such vacancy, in which case the continuing TCBI directors will vote to approve the appointment or nomination (as applicable) of such individual, and (3) in the case of a vacancy created by the cessation of service of a continuing TCBI director, not less than a majority of the continuing TCBI directors then in office have approved the appointment or nomination (as applicable) to fill such vacancy, in which case the continuing IBTX directors will vote to approve the appointment or nomination (as applicable) of such individual; provided that any such appointment or nomination pursuant to (2) or (3) will be made in accordance with applicable law and the rules of the NASDAQ (or other national securities exchange on which the combined company’s securities are listed). The “continuing IBTX directors” and the “continuing TCBI directors” means, respectively, the directors of IBTX and TCBI who were selected to be directors of the combined company and the combined bank by IBTX or TCBI, as the case may be, as of the effective time, pursuant to the merger agreement, and any directors of the combined company or the combined bank, as applicable, who were subsequently appointed or nominated and elected to fill a vacancy created by the cessation of service of a continuing IBTX director or continuing TCBI director, respectively, pursuant to the IBTX bylaw amendment as described above.

As of the date of this joint proxy statement/prospectus, IBTX currently has ten (10) members on its board of directors, following the resignation of Mark Gormley on January 20, 2020. Mr. Gormley’s resignation was not the result of a disagreement between IBTX or its management and Mr. Gormley relating to IBTX’s operations, policies or practices.

From and after the effective time and until the third anniversary of the effective time, any amendment, modification or repeal of the bylaw provisions implementing the arrangements described above and below or the adoption of any inconsistent bylaw provision (and any proposal or recommendation of such amendment, modification or repeal or any corresponding modification, amendment, repeal or inconsistent provision of the combined company’s other constituent documents, by the board of directors of the combined company for approval by the shareholders of the combined company) will require the affirmative vote of at least seventy-five percent (75%) of the full board of directors of the combined company.

Effective as of the effective time, the six (6) continuing IBTX directors, on the one hand, and the seven (7) continuing TCBI directors, on the other hand, will be, as nearly evenly as is practicably possible, evenly apportioned among the different classes of the board of directors of the combined company such that each class of the board of directors will consist of two (2) continuing IBTX directors and at least two (2) continuing TCBI directors, provided that Mr. Brooks and Mr. Helm shall each be in the same class of the board of directors of the combined company.

Committees of the Board of Directors of the Combined Company

The IBTX bylaw amendment provides that from and after the effective time and until the third anniversary of the effective time, (1) the board of directors of the combined company will have four standing committees: an Audit Committee, a Compensation Committee, a Corporate Governance and Nominating Committee and a Risk Committee; (2) the chairperson of each of the Audit Committee and the Risk Committee shall be designated from among the continuing TCBI directors, the chairperson of each of the Compensation Committee and the Corporate Governance and Nominating Committee shall be designated from among the continuing IBTX directors; and (3) the membership of the committees will be, as practicably as possible, evenly split between the continuing IBTX directors and the continuing TCBI directors.

Chairman, President and Chief Executive Officer, Lead Independent Director and Special Advisor

Effective as of the effective time, Mr. Brooks will continue to serve as Chairman, President and Chief Executive Officer of the combined company and the combined bank, Mr. Helm will serve as lead independent director of the board of the directors of the combined company and C. Keith Cargill will serve as Special Advisor to the Chairman, President and Chief Executive Officer of the combined company and the combined bank.

Prior to the third anniversary of the effective time, the removal of Mr. Brooks from, or the failure to appoint or re-elect Mr. Brooks to, his position as Chairman or President and Chief Executive Officer of the combined company or the combined bank, the removal of Mr. Helm from, or the failure to appoint or re-elect Mr. Helm to, his position as lead independent director of the board of directors of the combined company or any determination not to nominate Mr. Brooks or Mr. Helm as a director of the combined company or the combined bank, in each case, shall each require the affirmative vote of at least seventy-five percent (75%) of the full board of directors of the combined company.

Headquarters and Name After the Merger

Effective as of and from the effective time, the corporate headquarters of the combined company and the combined bank will be located in McKinney, Texas. Effective as of and from the effective time, the name of the combined company will be “Independent Bank Group, Inc.”, the name of the combined bank will be “Texas Capital Bank”, the combined bank will be operated under the name “Independent Financial” in Colorado and the combined bank will be operated under the name “Texas Capital Bank” in Texas.

Accounting Treatment

IBTX and TCBI prepare their respective financial statements in accordance with GAAP. Although the parties have structured the merger as a merger of equals, GAAP requires that one party to the merger be identified as the acquirer. The merger will be accounted for as a reverse acquisition using the acquisition method of accounting, with IBTX treated as the legal acquirer and TCBI treated as the accounting acquirer. In identifying TCBI as the acquiring entity for accounting purposes, IBTX and TCBI took into the factors set forth in FASB ASC Topic 805-10, Business Combinations, which provides guidance for determination of the accounting acquiring entity. Factors considered within this guidance included, but were not limited to, the following:

•	the relative size of IBTX and TCBI prior to the consummation of the merger

•	the relative voting rights of all equity instruments in the combined company;

•	the composition of the board of directors of the combined company;

•	the composition of the senior management of the combined company; and

•	the terms of the exchange of equity securities in the merger.

No single factor was the sole determinant in the overall conclusion that TCBI is the acquirer for accounting purposes; rather all factors were considered in arriving at such conclusion. The fact the relative size of TCBI is larger than IBTX, the majority of the relative voting rights in the combined company will be held by shareholders of TCBI and the majority of the directors of the board of directors of the combined company with be designated by TCBI all weigh in favor of TCBI as the accounting acquirer. These factors, on balance, outweigh the fact that Mr. Brooks will continue to serve as Chairman, President and Chief Executive Officer of the combined company and the combined bank and that the exchange ratio reflected a premium over the market value of shares of TCBI common stock prior to the announcement of the merger. Ultimately, based on these factors and consideration of all the relevant facts and circumstances of the merger, for accounting purposes, TCBI is considered to be acquiring IBTX in this transaction.

In periods following the completion of the merger, the comparative historical financial statements of the combined company will be those of TCBI prior to the merger. These financial statements will reflect the results attributable to the acquired operations of IBTX, as the acquired company for accounting purposes, beginning on the date the merger is completed. The unaudited pro forma combined condensed consolidated financial information contained in this document has been prepared using the acquisition method of accounting. See the section entitled “Unaudited Pro Forma Combined Condensed Consolidated Financial Information” beginning on page 39 for more information.

Regulatory Approvals

To complete the merger, IBTX and TCBI need to obtain approvals or consents from, or make filings with, a number of U.S. federal and state bank and other regulatory authorities. Subject to the terms of the merger agreement, IBTX and TCBI have agreed to cooperate with each other and use reasonable best efforts to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and governmental entities which are necessary or advisable to consummate the transactions contemplated by the merger agreement (including the merger and the bank merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such governmental entities. These approvals include, among others, the approval of the Federal Reserve Board, the FDIC and the TDOB. Under the terms of the merger agreement, neither IBTX nor TCBI is required to take any action or agree to any condition or restriction in connection with obtaining these approvals that would reasonably be expected to have a material adverse effect on the combined company and its subsidiaries, taken as a whole, after giving effect to the merger.

The approval of an application means only that the regulatory criteria for approval have been satisfied or waived. It does not mean that the approving authority has determined that the consideration to be received by holders of TCBI common stock in the merger is fair. Regulatory approval does not constitute an endorsement or recommendation of the merger.

IBTX and TCBI believe that the merger does not raise significant regulatory concerns and that they will be able to obtain all requisite regulatory approvals. However, there can be no assurance that all of the regulatory approvals described below will be obtained and, if obtained, there can be no assurances regarding the timing of the approvals, the companies’ ability to obtain the approvals on satisfactory terms or the absence of litigation challenging such approvals. In addition, there can be no assurance that such approvals will not impose conditions or requirements that, individually or in the aggregate, would or could reasonably be expected to have an adverse effect on the financial condition, results of operations, assets or business of the combined company following completion of the merger. There can likewise be no assurances that U.S. federal or state regulatory or competition authorities will not attempt to challenge the merger or, if such a challenge is made, what the result of such challenge will be.

Federal Reserve Board

The merger is subject to approval by the Federal Reserve Board pursuant to section 3 of the Bank Holding Company Act of 1956, as amended (the “BHC Act”). In addition, IBTX expects to elect to be treated as a financial holding company under the BHC Act following the completion of the merger. The Federal Reserve Board takes into consideration a number of factors when acting on applications under section 3 of the BHC Act. These factors include the financial and managerial resources (including consideration of the competence, experience and integrity of the officers, directors and principal shareholders, as well as the pro forma capital ratios) and future prospects of the combined organization. The Federal Reserve Board also considers the effectiveness of the applicant in combatting money laundering, the convenience and needs of the communities to be served, as well as the extent to which the proposal would result in greater or more concentrated risks to the stability of the U.S. banking or financial system. The Federal Reserve Board may not approve a proposal that would have significant adverse effects on competition or on the concentration of resources in any banking market.

In considering an application under section 3 of the BHC Act, the Federal Reserve Board also reviews the records of performance of the relevant insured depository institutions under the Community Reinvestment Act (the “CRA”), pursuant to which the Federal Reserve Board must also take into account the record of performance of each of IBTX and TCBI in meeting the credit needs of the entire community, including low and moderate income neighborhoods, served by their depository institution subsidiaries. In their most recent CRA performance evaluation, IBTX’s wholly-owned subsidiary, Independent Bank, and TCBI’s wholly-owned subsidiary, Texas Capital Bank, each received an overall “satisfactory” regulatory rating.

FDIC

The bank merger is subject to approval by the FDIC under Section 18(c)(2)(C) of the Federal Deposit Insurance Act (the “Bank Merger Act”). In evaluating an application filed under the Bank Merger Act, the FDIC considers: (i) the competitive impact of the transaction; (ii) the financial and managerial resources of the depository institutions party to the bank merger and future prospects of the resulting institution; (iii) the convenience and needs of the communities to be served; (iv) the depository institutions’ effectiveness in combating money-laundering activities; and (v) the risk to the stability of the United States banking and financial system. In considering an application under the Bank Merger Act, the FDIC also reviews the records or performance of the relevant insured depository institutions under the CRA.

Texas Department of Banking

The bank merger also requires prior approval of the TDOB in accordance with the requirements of the applicable laws and regulations of the State of Texas. The TDOB takes into consideration a number of factors when deciding whether notifications comply with the requirements of Texas Finance Code.

Public Notice and Comments

The BHC Act, the Bank Merger Act and the Texas Finance Code require published notice of, and the opportunity for public comment on, the applications to the Federal Reserve, the FDIC and the TDOB. These agencies take into account the views of third-party commenters, particularly on the subject of the merging parties’ CRA performance and record of service to their communities. These agencies are also authorized to hold one or more public hearings or meetings if the agencies determine that such hearings or meetings would be appropriate. The receipt of written comments or any public meeting or hearing could prolong the period during which the applicable application is under review by these agencies.

Department of Justice Review and Waiting Periods

In addition to the Federal Reserve Board and the FDIC, the Antitrust Division of the Department of Justice (the “DOJ”) conducts a concurrent competitive review of the merger to analyze the merger’s competitive effects and determine whether the merger would result in a violation of the antitrust laws. Transactions approved under section 3 of the BHC Act or the Bank Merger Act generally may not be completed until thirty (30) days after the approval of the applicable federal agency is received, during which time the DOJ may challenge the transaction on antitrust grounds. With the approval of the applicable federal agency and the concurrence of the DOJ, the waiting period may be reduced to no less than fifteen (15) days. The commencement of an antitrust action would stay the effectiveness of such an approval unless a court specifically ordered otherwise. In reviewing the merger, the DOJ could analyze the merger’s effect on competition differently than the Federal Reserve Board or the FDIC, and, thus, it is possible that the DOJ could reach a different conclusion than the Federal Reserve Board or the FDIC regarding the merger’s effects on competition. A determination by the DOJ not to object to the merger may not prevent the filing of antitrust actions by private persons or state attorneys general.

Additional Regulatory Approvals and Notices

Notifications and/or applications requesting approval may be submitted to various other federal and state regulatory authorities and self-regulatory organizations.

Treatment of TCBI Series A Preferred Stock

In the merger, each share of TCBI series A preferred stock issued and outstanding immediately prior to the effective time will be converted into the right to receive one (1) share of IBTX series B preferred stock. The IBTX series B preferred stock will have substantially the same terms as the TCBI series A preferred stock (taking into account that TCBI will not be the surviving entity in the merger and any adjustment to the right of optional redemption by IBTX that is reasonably necessary to obtain Tier 1 Capital treatment from the Federal Reserve Board for such preferred stock).

Stock Exchange Listings

IBTX common stock is listed for trading on the NASDAQ under the symbol “IBTX”. TCBI common stock is listed on NASDAQ under the symbol “TCBI” and TCBI series A preferred stock is listed for trading on the NASDAQ under the symbol “TCBIP”. In the merger, the TCBI common stock and TCBI series A preferred stock currently listed on the NASDAQ will be delisted from such exchange and deregistered under the Exchange Act.

Under the terms of the merger agreement, IBTX will cause the shares of IBTX common stock and IBTX series B preferred stock to be issued in the merger to be approved for listing on the NASDAQ, subject to official notice of issuance. The merger agreement provides that neither IBTX nor TCBI will be required to complete the merger if such shares are not authorized for listing on the NASDAQ, subject to official notice of issuance. Following the merger, shares of IBTX common stock will continue to be listed on the NASDAQ.

Appraisal or Dissenters’ Rights in the Merger

Under Section 10.354 of the TBOC, the holders of IBTX common stock will not be entitled to appraisal or dissenters’ rights in connection with the merger if, on the record date for the IBTX special meeting, IBTX’s shares are listed on a national securities exchange or held of record by more than two thousand (2,000) shareholders, holders of IBTX common stock are not required to accept as consideration for their shares any consideration that is different from the consideration to be provided to any other holder of IBTX common stock, other than cash instead of fractional shares, and holders of IBTX common stock are not required to accept as consideration for their shares anything other than the shares of a domestic entity which immediately after the effective date of the merger are either listed on a national securities exchange or held of record by more than two thousand (2,000) shareholders, cash paid in lieu of fractional shares or any combination of the foregoing. IBTX common stock is currently listed on the NASDAQ, a national securities exchange, and is expected to continue to be so listed on the record date for the IBTX special meeting. If the merger is completed, holders of IBTX common stock will not receive any consideration, and their shares of IBTX common stock will remain outstanding and will constitute shares of the combined company, which shares are expected to continue to be listed on the NASDAQ at the effective time of the merger. Accordingly, holders of IBTX common stock are not entitled to any appraisal or dissenters’ rights in connection with the merger.

Under Section 262 of the DGCL, the holders of TCBI common stock will not be entitled to appraisal or dissenters’ rights in connection with the merger if, on the record date for the TCBI special meeting, TCBI’s shares are listed on a national securities exchange or held of record by more than two thousand (2,000) shareholders, and holders of TCBI common stock are not required to accept as consideration for their shares anything other than the shares of the combined company, shares of another corporation which at the effective date of the merger are either listed on a national securities exchange or held of record by more than two thousand (2,000) shareholders, cash paid in lieu of fractional shares or any combination of the foregoing. TCBI common stock is currently listed on the NASDAQ, a national securities exchange, and is expected to continue to be so listed on the record date for the TCBI special meeting. In addition, the holders of TCBI common stock will receive shares of IBTX common stock as consideration in the merger, which shares are currently listed on the NASDAQ, and are expected to continue to be so listed at the effective time. Accordingly, the holders of TCBI common stock are not entitled to any appraisal or dissenters’ rights in connection with the merger.

Additionally, holders of TCBI series A preferred stock will not be entitled to appraisal or dissenters’ rights under Section 262 of the DGCL.

THE MERGER AGREEMENT

This section of the joint proxy statement/prospectus describes the material terms of the merger agreement. The description in this section and elsewhere in this joint proxy statement/prospectus is subject to, and qualified in its entirety by reference to, the complete text of the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus and incorporated by reference herein. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. We urge you to read the full text of the merger agreement, as it is the legal document governing the merger. This section is not intended to provide you with any factual information about IBTX or TCBI. Such information can be found elsewhere in this joint proxy statement/prospectus and in the public filings IBTX and TCBI make with the SEC, as described in the section entitled “Where You Can Find More Information” beginning on page 201 of this joint proxy statement/prospectus.

Explanatory Note Regarding the Merger Agreement

The merger agreement and this summary of terms are included to provide you with information regarding the terms of the merger agreement. Factual disclosures about IBTX and TCBI contained in this joint proxy statement/prospectus or in the public reports of IBTX or TCBI filed with the SEC may supplement, update or modify the factual disclosures about IBTX and TCBI contained in the merger agreement. The merger agreement contains representations and warranties by IBTX, on the one hand, and by TCBI, on the other hand, made solely for the benefit of the other. The representations, warranties and covenants made in the merger agreement by IBTX and TCBI were qualified and subject to important limitations agreed to by IBTX and TCBI in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the merger agreement may have the right not to consummate the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to shareholders and reports and documents filed with the SEC, and some were qualified by the matters contained in the confidential disclosure schedules that IBTX and TCBI each delivered in connection with the merger agreement and certain documents filed with the SEC. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this joint proxy statement/prospectus, may have changed since the date of the merger agreement. Accordingly, the representations and warranties in the merger agreement should not be relied on by any persons as characterizations of the actual state of facts about IBTX and TCBI at the time they were made or otherwise and should be read only in conjunction with the other information provided elsewhere in this joint proxy statement/prospectus or incorporated by reference into this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page 201.

Structure of the Merger

Each of IBTX’s and TCBI’s respective boards of directors has unanimously adopted and approved the merger agreement. The merger agreement provides for the merger of TCBI with and into IBTX, with IBTX continuing as the surviving corporation in a merger of equals. Following the completion of the merger, Texas Capital Bank, a wholly-owned bank subsidiary of TCBI, will merge with and into Independent Bank, a wholly-owned bank subsidiary of IBTX, with Independent Bank as the surviving bank in the bank merger.

Prior to the completion of the merger, TCBI and IBTX may, by mutual agreement, change the method or structure of effecting the combination of TCBI and IBTX if and to the extent they both deem such change to be necessary, appropriate or desirable; provided, however, that no such change may (1) alter or change the exchange ratio or the number of shares of IBTX common stock received by holders of TCBI common stock in exchange for each share of TCBI common stock, (2) adversely affect the tax treatment of TCBI’s shareholders or IBTX’s shareholders pursuant to the merger agreement, (3) adversely affect the tax treatment of TCBI or IBTX pursuant to the merger agreement or (4) materially impede or delay the consummation of the transactions contemplated by the merger agreement in a timely manner.

Merger Consideration

Each share of TCBI common stock issued and outstanding immediately prior to the effective time, except for shares of TCBI common stock owned by TCBI or IBTX (in each case other than shares of TCBI common stock (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties or (ii) held directly or indirectly by TCBI or IBTX in respect of debts previously contracted), will be converted into the right to receive 1.0311 shares of IBTX common stock.

All of the shares of TCBI common stock converted into the right to receive the merger consideration will no longer be outstanding and will automatically be cancelled and will cease to exist as of the effective time and each old certificate (which includes reference to book-entry account statements relating to the ownership of shares of TCBI common stock) previously representing any such shares of TCBI common stock will thereafter represent only the right to receive (i) a new certificate representing the number of whole shares of IBTX common stock which such shares of TCBI common stock have been converted into the right to receive, (ii) cash in lieu of fractional shares which the shares of TCBI common stock represented by such old certificate have been converted into the right to receive, without any interest thereon and (iii) any dividends or distributions which the holder thereof has the right to receive pursuant to the terms of the merger agreement, in each case, without any interest thereon.

If, prior to the effective time, the outstanding shares of TCBI common stock or IBTX common stock have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split or reverse stock split, or there is any extraordinary dividend or distribution, an appropriate and proportionate adjustment will be made to the exchange ratio to give IBTX and the holders of TCBI common stock the same economic effect as contemplated by the merger agreement prior to such event; provided that this will not permit TCBI or IBTX to take any action with respect to its securities or otherwise that is prohibited by the terms of the merger agreement.

At the effective time, all shares of TCBI common stock that are owned by TCBI or IBTX (in each case other than shares of TCBI common stock (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties or (ii) held, directly or indirectly, by TCBI or IBTX in respect of debts previously contracted) will be cancelled and will cease to exist and no IBTX common stock or other consideration will be delivered in exchange therefor.

Also in the merger, each share of TCBI series A preferred stock issued and outstanding immediately prior to the effective time will be converted into the right to receive one (1) share of IBTX series B preferred stock with terms that are substantially the same as the terms of the outstanding TCBI series A preferred stock (taking into account that TCBI will not be the surviving entity in the merger and any adjustment to the right of optional redemption by IBTX that is reasonably necessary to obtain Tier 1 Capital treatment from the Federal Reserve Board for such preferred stock).

Fractional Shares

IBTX will not issue any fractional shares of IBTX common stock in the merger. Instead, a former holder of TCBI common stock or TCBI equity awards who otherwise would have received a fraction of a share of IBTX common stock will receive an amount in cash (rounded to the nearest whole cent). This cash amount will be determined by multiplying (i) the average of the closing-sale prices of IBTX common stock on the NASDAQ as reported by the Wall Street Journal for the consecutive period of five (5) full trading days ending on the date preceding the closing date of the merger (the “IBTX closing share value”) by (ii) the fraction of a share (after taking into account all shares of TCBI common stock held by such holder immediately prior to the effective time and rounded to the nearest one-thousandth when expressed in decimal form) of IBTX common stock which such holder would otherwise be entitled to receive.

Governing Documents

At the effective time, the certificate of formation of IBTX, as in effect immediately prior to the effective time, as amended by the IBTX certificate amendment, will be the certificate of formation of the combined company until thereafter amended in accordance with applicable law, and the bylaws of IBTX, as in effect immediately prior to the effective time, as amended by the IBTX bylaw amendment will be the bylaws of the combined company until thereafter amended in accordance with applicable law. For a more detailed description of the governing documents of the combined company, see the section entitled “The Merger—Governance of the Combined Company After the Merger” beginning on page 142.

Treatment of TCBI Equity Awards

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TCBI Stock Appreciation Rights. At the effective time, each outstanding and unexercised TCBI stock appreciation right will, automatically and without any required action on the part of the holder thereof, be cancelled and converted into the right to receive the merger consideration in respect of each “net share” covered by such TCBI stock appreciation right, where “net share” means the quotient obtained by dividing (a) the product of (1) the excess, if any, of the “per share cash equivalent consideration” (defined below) over the per share exercise price applicable to the TCBI stock appreciation right, multiplied by (2) the number of shares subject to the TCBI stock appreciation right immediately prior to the effective time, by (b) the per share cash equivalent consideration, less applicable tax withholding. As used in this joint proxy statement/prospectus, the “per share cash equivalent consideration” means the product (rounded to the nearest cent) obtained by multiplying (i) the exchange ratio by (ii) the IBTX closing share value.

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TCBI Restricted Stock Awards. Except as otherwise agreed between IBTX and TCBI, at the effective time, each TCBI restricted stock award that is outstanding immediately prior to the effective time will, automatically and without any required action on the part of the holder thereof, immediately and fully vest and be converted into the right to receive the merger consideration, less applicable tax withholding, which will be delivered as soon as reasonably practicable following the closing date and in no event later than ten (10) business days following the closing date.

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TCBI RSUs. Except as otherwise agreed between IBTX and TCBI, at the effective time, each TCBI RSU that is outstanding immediately prior to the effective time will, automatically and without any required action on the part of the holder thereof, immediately and fully vest and be converted into the right to receive the merger consideration in respect of the number of shares of TCBI common stock subject to such TCBI RSU immediately prior to the effective time, less applicable tax withholding, which will be delivered as soon as reasonably practicable following the closing date and in no event later than ten (10) business days following the closing date; provided that, any cash-settled TCBI RSU will be converted into the right to receive an amount in cash equal to the per share cash equivalent consideration in respect of the number of shares of TCBI common stock subject to such TCBI RSU immediately prior to the effective time, less applicable tax withholding; provided further, with respect to any TCBI RSU that constitutes “deferred compensation” subject to Section 409A of the Code, settlement or payment of such award will be made on the earliest permissible date that such delivery would not trigger a tax or penalty under Section 409A of the Code.

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TCBI PSU. Except as otherwise agreed between IBTX and TCBI, at the effective time, each TCBI PSU that is outstanding immediately prior to the effective time will, automatically and without any required action on the part of the holder thereof, immediately vest (based on the level of achievement of the applicable performance goals set forth below) and be converted into the right to receive the merger consideration in respect of the number of shares of TCBI common stock subject to such TCBI PSU immediately prior to the effective time as determined pursuant to the following sentence, less applicable tax withholding which will be delivered as soon as reasonably practicable following the closing date and in no event later than ten (10) business days following the closing date; provided, that any cash-settled TCBI PSU will be converted into the right to receive an amount in cash equal to the per share cash equivalent consideration in respect of the number of shares of TCBI common stock subject to such TCBI PSU immediately prior to the effective time (based on the level of achievement of the applicable performance goals set forth below), less applicable tax withholding; provided further, with respect to any TCBI PSU that constitutes “deferred compensation” subject to Section 409A of the Code, settlement of such award will be made on the earliest permissible date that such delivery would not trigger a tax or penalty under Section 409A of the Code. The number of shares of TCBI common stock subject to TCBI PSUs that will vest and be earned will be determined based on the greater of (i) the level of actual performance achieved prior to the effective time as reasonably determined by the human resources committee of the board of directors of TCBI using the information available through the latest practicable date prior to the effective time and otherwise consistent with past practice, and (ii) target level performance.

Treatment of TCBI ESPP

The TCBI board of directors (or appropriate committee thereof) will take such action as is necessary to ensure that (i) the “offering period” in effect as of the date of the merger agreement under the TCBI ESPP will be the last purchase period under the TCBI ESPP, (ii) no new purchase period shall commence after the date of the merger agreement and prior to the effective time, (iii) participation in TCBI ESPP will be limited to those employees who were participants on the date of the merger agreement, (iv) current participants may not increase their payroll deduction election or purchase elections from those in effect on the date of the merger agreement, and (v) effective as of the effective time, TCBI ESPP shall terminate.

Closing and Effective Time of the Merger

Subject to the terms and conditions of the merger agreement, the closing of the merger will take place by electronic exchange of documents at 10:00 a.m., New York City time, on a date no later than three (3) business days after the satisfaction or waiver (subject to applicable law) of all of the conditions precedent set forth in the merger agreement (other than those conditions that by their nature can only be satisfied at the closing, but subject to the satisfaction or waiver of such conditions), unless another date, time or place is agreed to in writing by TCBI and IBTX (the date on which the closing occurs is referred to as the “closing date”).

On or (if agreed by TCBI and IBTX) prior to the closing date, IBTX and TCBI, respectively, will cause to be filed a certificate of merger with the Secretary of State of the State of Delaware and a certificate of merger with the Secretary of State of the State of Texas. The merger will become effective at such time as specified in the certificates of merger in accordance with the relevant provisions of the TBOC and DGCL, or at such other time as provided by applicable law (such time being the “effective time”).

Conversion of Shares; Exchange of TCBI Stock Certificates

Letter of Transmittal

As promptly as practicable after the effective time, but in no event later than ten (10) days thereafter, IBTX will cause the exchange agent to mail to each holder of record of one or more old certificates representing shares of TCBI common stock or TCBI series A preferred stock immediately prior to the effective time that have been converted at the effective time into the right to receive IBTX common stock or IBTX series B preferred stock, as applicable, a letter of transmittal (which shall specify that delivery will be effected, and risk of loss and title to the old certificates shall pass, only upon proper delivery of the old certificates to the exchange agent) and instructions for use in effecting the surrender of the old certificates in exchange for new certificates representing the number of whole shares of IBTX common stock and any cash in lieu of fractional shares or any shares of IBTX series B preferred stock, as applicable, which the shares of TCBI common stock or TCBI series A preferred stock represented by such old certificate or old certificates will have been converted into the right to receive pursuant to the merger agreement as well as any dividends or distributions to be paid pursuant to the terms of the merger agreement. In the event any old certificate for TCBI common stock has been lost, stolen or destroyed, the exchange agent will issue the shares of IBTX common stock and any cash in lieu of fractional shares or the shares of IBTX series B preferred stock, as applicable, deliverable in respect thereof pursuant to the merger agreement upon receipt of (1) an affidavit of that fact by the person claiming such old certificate to be lost, stolen or destroyed and (2) if required by IBTX or the exchange agent, the posting of a bond by such person and in such amount as IBTX or the exchange agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such old certificate.

After the effective time, there will be no transfers on the stock transfer books of TCBI of the shares of TCBI common stock or TCBI series A preferred stock that were issued and outstanding immediately prior to the effective time. If, after the effective time, old certificates representing such shares are presented for transfer to the exchange agent, they will be cancelled and exchanged for new certificates representing shares of IBTX common stock or IBTX series B preferred stock, as applicable, as provided in the merger agreement.

None of IBTX, TCBI, the combined company, the exchange agent or any other person is liable under the terms of the merger agreement to any former holder of shares of TCBI common stock or TCBI series A preferred stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

Withholding

IBTX will be entitled to deduct and withhold, or cause the exchange agent to deduct and withhold, from any cash in lieu of fractional shares of IBTX common stock, cash dividends or distributions payable or any other amount payable under the merger agreement to any holder of TCBI common stock, TCBI series A preferred stock or TCBI equity awards, such amounts as it is required to deduct and withhold under the Code or any provision of state, local or foreign tax law. To the extent any such amounts are so withheld by IBTX or the exchange agent, as the case may be, and paid over to the appropriate governmental authority, the withheld amounts will be treated for all purposes of the merger agreement as having been paid to the holder of TCBI common stock, TCBI series A preferred stock or TCBI equity awards in respect of which the deduction and withholding was made by IBTX or the exchange agent, as the case may be.

Dividends and Distributions

No dividends or other distributions declared with respect to IBTX common stock or IBTX series B preferred stock will be paid to the holder of any unsurrendered old certificate of TCBI common stock or TCBI series A preferred stock, as applicable, until the holder thereof surrenders such old certificate in accordance with the merger agreement. After the surrender of an old certificate in accordance with the merger agreement, the record holder thereof will be entitled to receive any such dividends or other distributions, without any interest thereon, which had previously become payable with respect to the whole shares of IBTX common stock or IBTX series B preferred stock that the shares of TCBI common stock or TCBI series A preferred stock, as applicable, represented by such old certificate have been converted into the right to receive under the merger agreement.

Representations and Warranties

The merger agreement contains representations and warranties made by each of IBTX and TCBI relating to a number of matters, including the following:

•	corporate matters, including due organization, qualification and subsidiaries;

•	capitalization;

•	authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

•	required governmental and other regulatory and self-regulatory filings and consents and approvals in connection with the merger;

•	reports to regulatory agencies;

•	financial statements, internal controls, books and records, and absence of undisclosed liabilities;

•	broker’s fees payable in connection with the merger;

•	the absence of certain changes or events;

•	legal and regulatory proceedings;

•	tax matters;

•	employee benefit matters;

•	SEC reports;

•	compliance with applicable laws;

•	certain material contracts;

•	absence of agreements with regulatory agencies;

•	environmental matters;

•	investment securities and commodities;

•	real property;

•	intellectual property;

•	related party transactions;

•	inapplicability of takeover statutes;

•	absence of action or circumstance that would prevent the merger from qualifying as a reorganization under Section 368(a) of the Code;

•	the receipt of opinions of each party’s respective financial advisors;

•	the accuracy of information supplied for inclusion in this joint proxy statement/prospectus and other similar documents;

•	loan portfolio matters;

•	insurance matters;

•	investment advisor subsidiaries; and

•	broker-dealer subsidiaries.

Certain representations and warranties of IBTX and TCBI are qualified as to “materiality” or “material adverse effect”. For purposes of the merger agreement, a “material adverse effect”, when used in reference to either IBTX, TCBI or the combined company, means any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (1) the business, properties, assets, results of operations or financial condition of such party and its subsidiaries taken as a whole or (2) the ability of such party to timely consummate the transactions contemplated by the merger agreement.

However, with respect to clause (1), a material adverse effect will not be deemed to include the impact of:

•	changes, after the date of the merger agreement, in U.S. generally accepted accounting principles or applicable regulatory accounting requirements;

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changes, after the date of the merger agreement, in laws, rules or regulations of general applicability to companies in the industries in which such party and its subsidiaries operate, or interpretations thereof by courts or governmental entities;

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changes, after the date of the merger agreement, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to such party or its subsidiaries;

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public disclosure of the transactions contemplated by the merger agreement or actions expressly required by the merger agreement or that are taken with the prior written consent of the other party in contemplation of the transactions contemplated by the merger agreement; or

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a decline in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections or internal financial forecasts, but not, in either case, including any underlying causes thereof;

except, with respect to the first, second and third bullets described above, to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, results of operations or financial condition of such party and its subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its subsidiaries operate.

The representations and warranties in the merger agreement do not survive the effective time.

Covenants and Agreements

Conduct of Businesses Prior to the Completion of the Merger

Each of IBTX and TCBI has agreed that, prior to the effective time (or earlier termination of the merger agreement), subject to specified exceptions, it will, and will cause each of its subsidiaries to, (a) conduct its business in the ordinary course in all material respects, (b) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships and (c) take no action that would reasonably be expected to adversely affect or delay the ability of either IBTX or TCBI to obtain any necessary approvals of any regulatory agency or other governmental entity required for the transactions contemplated by the merger agreement or to perform its covenants and agreements under the merger agreement or to consummate the transactions contemplated thereby on a timely basis.

Additionally, prior to the effective time (or earlier termination of the merger agreement), subject to specified exceptions, neither IBTX nor TCBI may, and neither IBTX nor TCBI may permit any of their respective subsidiaries to, without the prior written consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed), take any of the following actions:

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other than (i) federal funds borrowings and Federal Home Loan Bank borrowings, in each case with a maturity not in excess of six (6) months, (ii) the creation of deposit liabilities, (iii) issuances of letters of credit, (iv) purchases of federal funds, (v) sales of certificates of deposit and (vi) entry into repurchase agreements, in each case in the ordinary course of business, incur any indebtedness for borrowed money (other than indebtedness of TCBI or any of its wholly-owned subsidiaries to TCBI or any of its wholly-owned subsidiaries, on the one hand, or of IBTX or any of its wholly-owned subsidiaries to IBTX or any of its wholly-owned subsidiaries, on the other hand), or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;

•	adjust, split, combine or reclassify any capital stock;

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make, declare, pay or set a record date for any dividend, or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities, including any TCBI securities or any TCBI subsidiary securities, in the case of TCBI, or any IBTX securities or any IBTX subsidiary securities, in the case of IBTX, except, in each case, (A) regular quarterly cash dividends by IBTX at a rate not in excess of $0.25 per share of IBTX common stock, (B) dividends paid by any of the subsidiaries of each of IBTX and TCBI to IBTX or TCBI or any of their wholly-owned subsidiaries, respectively, (C) dividends provided for and paid on any trust preferred securities of IBTX, TCBI or their respective subsidiaries in accordance with the terms thereof, or, in the case of TCBI, dividends provided for and paid on TCBI series A preferred stock in accordance with the terms of such TCBI series A preferred stock or (D) the acceptance of shares of TCBI common stock or IBTX common stock, as the case may be, as payment for the exercise price of stock appreciation rights or stock options or for withholding taxes incurred in connection with the exercise of stock appreciation rights or stock options or the vesting or settlement of equity compensation awards, in each case, in accordance with past practice and the terms of the applicable award agreements;

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grant any stock appreciation rights, stock options, restricted stock units, performance units, phantom stock units, restricted shares or other equity-based awards or interests, or grant any person any right to acquire any TCBI securities or any TCBI subsidiary securities, in the case of TCBI, or any IBTX securities or any IBTX subsidiary securities, in the case of IBTX;

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issue, sell, transfer, encumber or otherwise permit to become outstanding any shares of capital stock or voting securities or equity interests or securities convertible (whether currently convertible or convertible only after the passage of time of the occurrence of certain events) or exchangeable into, or exercisable for, any shares of its capital stock or other equity or voting securities, including any TCBI securities or any TCBI subsidiary securities, in the case of TCBI, or any IBTX securities or any IBTX subsidiary securities, in the case of IBTX, or any options, warrants, or other rights of any kind to acquire any shares of capital stock or other equity or voting securities, including any TCBI securities or any TCBI subsidiary securities, in the case of TCBI, or any IBTX securities or any IBTX subsidiary securities, in the case of IBTX, except pursuant to the exercise of stock appreciation rights or stock options or the settlement of equity compensation awards in accordance with their terms;

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sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any individual, corporation or other entity other than a wholly-owned subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business or pursuant to contracts or agreements in force at the date of the merger agreement;

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except for foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith in the ordinary course of business, make any material investment in or acquisition of (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation, or formation of a joint venture or otherwise) any other person or the property or assets of any other person other than a wholly-owned subsidiary of TCBI or IBTX, as applicable;

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in each case except for transactions in the ordinary course of business, terminate, materially amend, or waive any material provision of, certain material contracts or make any change in any instrument or agreement governing the terms of any of its securities, other than normal renewals of contracts without material adverse changes of terms with respect to TCBI or IBTX, as applicable, or enter into certain material contracts;

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except as required under applicable law or the terms of any TCBI or IBTX benefit plans existing as of the date of the merger agreement, (i) enter into, establish, adopt, amend or terminate any TCBI benefit plan or IBTX benefit plan, or any arrangement that would be a TCBI benefit plan or a IBTX benefit plan if in effect on the date of the merger agreement, other than (x) in the ordinary course of business consistent with past practice and (y) as would not reasonably be expected to materially increase the cost of benefits under any TCBI benefit plan, IBTX benefit plan, or certain material contracts, as the case may be, (ii) increase the compensation or benefits payable to any current or former employee, officer, director or individual consultant, other than increases to current employees and officers (x) in connection with a promotion or change in responsibilities and to a level consistent with similarly situated peer employees, (y) in the ordinary course of business consistent with past practice or (z) the payment of incentive compensation for completed performance periods based upon corporate performance, the performance of such employee and, if applicable, such employee’s business, (iii) accelerate the vesting of any equity-based awards or other compensation, (iv) enter into any new, or amend any existing, employment, severance, change in control, retention, collective bargaining agreement or similar agreement or arrangement, (v) fund any rabbi trust or similar arrangement or in any other way secure the payment of compensation or benefits under any TCBI benefit plan, IBTX benefit plan, or certain material contracts, as the case may be, (vi) terminate the employment or services of any employee with an annual compensation (base salary and target annual bonus opportunity) in excess of $450,000, other than for cause, or (vii) hire any employee with an annual compensation (base salary and target annual bonus opportunity) in excess of $450,000, other than as a replacement hire receiving substantially similar terms of employment;

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settle any material claim, suit, action or proceeding, except involving solely monetary remedies in an amount, individually and in the aggregate, that is not material to TCBI or IBTX, as applicable, and that would not impose any material restriction on, or create any adverse precedent that would be material to, the business of it or its subsidiaries or the combined company or to the receipt of regulatory approvals for the merger on a timely basis;

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take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

•	amend its articles of incorporation, its bylaws or comparable governing documents of its subsidiaries that are “significant subsidiaries” within the meaning of Rule 1-02 of Regulation S-X of the SEC;

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other than in prior consultation with the other party, materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

•	implement or adopt any change in its accounting principles, practices or methods, other than as required by GAAP;

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enter into any new line of business or, other than in the ordinary course of business consistent with past practice, change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating, securitization and servicing policies (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof or individual loans), except as required by applicable law, regulation or policies imposed by any governmental entity;

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make, change or revoke any material tax election, change an annual tax accounting period, adopt or change any material tax accounting method, file any material amended tax return, enter into any closing agreement with respect to a material amount of taxes, or settle any material tax claim, audit, assessment or dispute or surrender any material right to claim a refund of taxes;

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merge or consolidate itself or any of its subsidiaries that are “significant subsidiaries” within the meaning of Rule 1-02 of Regulation S-X of the SEC with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its subsidiaries that are “significant subsidiaries” within the meaning of Rule 1-02 of Regulation S-X of the SEC;

•	take any action that is intended or expected to result in any of the conditions to the merger set forth in the merger agreement not being satisfied, except as may be required by applicable law; or

•	agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the foregoing.

Regulatory Matters

IBTX and TCBI have agreed to cooperate with each other and use their respective reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, and in the case of the applications, notices, petitions and filings in respect of the requisite regulatory approvals, use their reasonable best efforts to make such filings within forty-five (45) days of the date of the merger agreement, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and governmental entities which are necessary or advisable to consummate the transactions contemplated by the merger agreement, and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such governmental entities. Each of IBTX and TCBI has agreed to use its reasonable best efforts to respond to any request for information and resolve any objection that may be asserted by any governmental entity with respect to the merger agreement or the transactions contemplated by the merger agreement. However, in no event will IBTX or TCBI or any of their respective subsidiaries be required to, and in no event will IBTX or TCBI or any of their respective subsidiaries be permitted to (without the written consent of the other party), take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the required permits, consents, approvals and authorizations of governmental entities that would reasonably be expected to have a material adverse effect on the combined company and its subsidiaries, taken as a whole, after giving effect to the merger. IBTX and TCBI have also agreed to furnish each other with information reasonably necessary or advisable in connection with any statement, filing, notice or application to any governmental entity in connection with the merger, as well as to keep each other apprised of the status of matters related to the completion of the transactions contemplated by the merger agreement.

Employee Matters

The merger agreement provides that, during the periods specified below, unless otherwise mutually determined by TCBI and IBTX, IBTX will provide employees of TCBI and its subsidiaries who at the effective time become employees of IBTX or its subsidiaries (the “continuing employees”) with the following compensation and benefits: (i) from the effective time until the one-year anniversary of the closing date, (a) a base salary or base wage rate, as applicable, that is no less favorable than the base salary or base wage rate, as applicable, provided to such continuing employee immediately prior to the effective time and (b) annual cash and long-term incentive compensation opportunities that are no less favorable, in the aggregate, than the annual cash and long-term incentive compensation opportunities, in the aggregate, provided to such continuing employee immediately prior to the effective time; and (ii) from the effective time until such time as the combined company modifies any IBTX benefit plans or TCBI benefit plans or adopts new benefit plans with respect to continuing employees of IBTX and TCBI (collectively, the “new benefit plans”), employee benefits under the applicable benefit plans in effect as of immediately prior to the effective time with respect to continuing employees of IBTX and TCBI who were covered by such plans as of immediately prior to the effective time; provided that, notwithstanding the foregoing, unless otherwise mutually determined by TCBI and IBTX, for the period commencing at the effective time and ending on the one year anniversary of the closing date, such employee benefits provided to continuing employees will be no less favorable in the aggregate than the employee benefits provided to similarly situated continuing employees of IBTX.

Prior to the closing date, TCBI and IBTX will cooperate in reviewing, evaluating and analyzing the IBTX benefit plans and TCBI benefit plans with a view towards developing appropriate new benefit plans with respect to continuing employees of IBTX and TCBI, which new benefit plans will, to the extent permitted by applicable law, and among other things, (A) treat similarly situated employees on a substantially equivalent basis, taking into account all relevant factors, including duties, geographic location, tenure, qualifications and abilities, and (B) not discriminate between employees who were covered by IBTX benefit plans, on the one hand, and those covered by TCBI benefit plans, on the other hand, at the effective time. Notwithstanding the foregoing, the merger agreement provides that any continuing employee of IBTX or TCBI who, during the period commencing on the closing date and ending on the first anniversary thereof, is involuntarily terminated other than for cause by the combined company or any of its respective subsidiaries will be provided with severance pay and benefits pursuant to a severance program to be mutually agreed between IBTX and TCBI prior to the effective time.

For purposes of eligibility, participation, vesting and benefit accrual (except not for purposes of benefit accrual under any defined benefit pension plan or to the extent that such credit would result in a duplication of benefits) under the IBTX benefit plans, TCBI benefit plans and the new benefit plans, service with or credited by IBTX, TCBI or any of their respective subsidiaries or predecessors for continuing employees will be treated as service with IBTX to the same extent that such service was taken into account under the analogous TCBI benefit plan or IBTX benefit plan prior to the effective time. Additionally, with respect to any benefit plan in which any employee of IBTX or TCBI or their subsidiaries first becomes eligible to participate on or after the effective time, the merger agreement also provides that each party will: (i) waive all preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous IBTX benefit plan or TCBI benefit plan, as the case may be, and (ii) provide each such employee and his or her eligible dependents with credit for any co-payments and deductibles paid prior to the effective time (or, if later, prior to the time such employee commenced participation in the new benefit plan) under an IBTX benefit plan or TCBI benefit plan (to the same extent that such credit was given under the analogous TCBI or IBTX benefit plan) in satisfying any applicable deductible or out-of-pocket requirements under any TCBI benefit plan, IBTX benefit plan or new benefit plan in which such employee first become eligible to participate after the effective time.

The merger agreement provides that the combined company will honor in accordance with their terms all IBTX benefit plans and TCBI benefit plans.

If requested by IBTX in writing not less than ten (10) business days before the closing date, the TCBI board of directors (or the appropriate committee thereof) will terminate the Texas Capital Bancshares, Inc. 401(k) Plan (the “TCBI 401(k) plan”), effective as of the day prior to the closing date and contingent upon the occurrence of the effective time. If IBTX requests that the TCBI 401(k) plan be terminated, the continuing employees of TCBI and its subsidiaries will be eligible as of the effective time to participate in a 401(k) plan sponsored or maintained by IBTX or one of its subsidiaries (the “IBTX 401(k) plan”), and IBTX will take all necessary actions as may be required to permit such continuing employees of TCBI or its subsidiaries who are then actively employed to make rollover contributions to the IBTX 401(k) plan.

Director and Officer Indemnification and Insurance

The merger agreement provides that from and after the effective time, the combined company will indemnify and hold harmless and will advance expenses as incurred, in each case to the extent (subject to applicable law) such persons are indemnified as of the date of the merger agreement by TCBI pursuant to the TCBI certificate of incorporation, the TCBI bylaws, the governing or organizational documents of any subsidiary of TCBI and certain indemnification agreements in existence as of the date of the merger agreement, each present and former director, officer or employee of TCBI and its subsidiaries against any costs and expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the effective time, arising out of the fact that such person is or was a director, officer or employee of TCBI or any of its subsidiaries and pertaining to matters existing or occurring at or prior to the effective time, including the transactions contemplated by the merger agreement; provided, that in the case of advancement of expenses, any TCBI indemnified party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such TCBI indemnified party is not entitled to indemnification. All rights to indemnification as provided in certain indemnification agreements in existence on the date of the merger will survive the merger and be honored by the combined company.

The merger agreement requires the combined company to maintain in effect for a period of six (6) years after the effective time the current policies of directors’ and officers’ liability insurance maintained by TCBI (provided that the combined company may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured) with respect to claims arising from facts or events which occurred at or before the effective time. However, the combined company is not obligated to expend, on an annual basis, more than 300% of the current annual premium paid as of the date of the merger agreement by TCBI for such insurance (the “premium cap”), and if such premiums for such insurance would at any time exceed the premium cap, then the combined company will cause to be maintained policies of insurance which, in the combined company’s good faith determination, provide the maximum coverage available at an annual premium equal to the premium cap. In lieu of the foregoing, IBTX or TCBI, in consultation with, but only upon the consent of IBTX, may (and at the request of IBTX, TCBI will use its reasonable best efforts to) obtain at or prior to the effective time a six (6)-year “tail” policy under TCBI’s existing directors’ and officers’ insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the premium cap.

The obligations of the combined company, TCBI or IBTX relating to indemnification and directors’ and officers’ insurance may not be terminated or modified after the effective time in a manner so as to adversely affect any TCBI indemnified party without the prior written consent of the affected TCBI indemnified party.

Restructuring Efforts

The merger agreement provides that if either TCBI or IBTX fails to obtain the requisite TCBI vote or the requisite IBTX vote at the duly convened TCBI special meeting or IBTX special meeting, as applicable, or any adjournment or postponement thereof, each of the parties will in good faith use its reasonable best efforts to negotiate a restructuring of the transactions provided for in the merger agreement (provided that neither party will have any obligation to alter or change any material terms, including the amount or kind of the consideration to be issued to holders of the capital stock of TCBI as provided for in the merger agreement, or any term that would adversely affect the tax treatment of the transactions contemplated thereby, in a manner adverse to such party or its shareholders) and/or resubmit the merger agreement or the transactions contemplated thereby (or as restructured) to its respective holders of common stock for approval.

Certain Additional Covenants

The merger agreement also contains additional covenants, including, among others, covenants relating to the filing of this joint proxy statement/prospectus, obtaining required consents, the listing of the shares of IBTX common stock and IBTX series B preferred stock to be issued in the merger, access to information of the other company, advice of changes, exemption from takeover laws, shareholder litigation relating to the transactions contemplated by the merger agreement, the assumption by IBTX of TCBI indebtedness and public announcements with respect to the transactions contemplated by the merger agreement.

Combined Company Governance and Headquarters Matters

Under the merger agreement, IBTX and TCBI have agreed to certain provisions relating to the governance and headquarters of the combined company and the combined bank, including composition of the combined company and combined bank boards of directors and the roles of chairman, chief executive officer and president and lead independent director. Among other things, the merger agreement provides that, in preparation for the closing, IBTX and TCBI will cooperate in good faith to develop, and make recommendations for approval by the board of directors of the combined company effective from and after the effective time with respect to, any advisable changes to the corporate governance guidelines for the combined company to reflect best practices of IBTX, TCBI and otherwise. For a more detailed description of the governance matters relating to the combined company, see the section entitled “The Merger—Governance of the Combined Company After the Merger” beginning on page 142.

Shareholder Meetings and Recommendation of IBTX’s and TCBI’s Boards of Directors

Each of IBTX and TCBI has agreed to call a meeting of its shareholders for the purpose of voting upon the approval of the merger agreement and related matters and to use reasonable best efforts to cause such meetings to occur as promptly as reasonably practicable and on the same date.

Each of IBTX and TCBI and their respective boards of directors is required to use its reasonable best efforts to obtain from its shareholders the required votes to approve and adopt the merger agreement, including by communicating to the respective shareholders of IBTX and TCBI its recommendation (and including such recommendation in this joint proxy statement/prospectus) that, in the case of IBTX, the shareholders of IBTX approve the merger agreement (the “IBTX board recommendation”), and in the case of TCBI, the shareholders of TCBI adopt the merger agreement (the “TCBI board recommendation”). Each of IBTX and TCBI has agreed that each of IBTX and TCBI and their respective boards of directors will not (i) withhold, withdraw, modify or qualify in a manner adverse to the other party the IBTX board recommendation, in the case of IBTX, or the TCBI board recommendation, in the case of TCBI, (ii) fail to make the IBTX board recommendation, in the case of IBTX, or the TCBI board recommendation, in the case of TCBI, in this joint proxy statement/prospectus, (iii) adopt, approve, recommend or endorse an acquisition proposal (as defined in “—Agreement Not to Solicit Other Offers” below) or publicly announce an intention to adopt, approve, recommend or endorse an acquisition proposal, (iv) fail to publicly and without qualification (A) recommend against any acquisition proposal or (B) reaffirm the IBTX board recommendation, in the case of IBTX, or the TCBI board recommendation, in the case of TCBI, in each case within ten (10) business days (or such fewer number of days as remains prior to the IBTX special meeting or the TCBI special meeting, as applicable) after an acquisition proposal is made public or any request by the other party to do so, or (v) publicly propose to do any of the foregoing (any of the foregoing a “recommendation change”).

However, subject to certain termination rights in favor of the other party as described in “—Termination of the Merger Agreement” below, if the board of directors of IBTX or TCBI, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the IBTX board recommendation or the TCBI board recommendation, as applicable, then, in the case of IBTX, prior to the receipt of the required IBTX vote of its shareholders to approve the merger agreement and the IBTX certificate amendment (the “requisite IBTX vote”), and in the case of TCBI, prior to the receipt of the required TCBI vote of its shareholders to adopt the merger agreement (the “requisite TCBI vote”), it may submit the merger agreement to its shareholders without recommendation (although the resolutions approving the merger agreement as of the date thereof may not be rescinded or amended), in which event such board of directors may communicate the basis for its lack of a recommendation to its shareholders in this joint proxy statement/prospectus or an appropriate amendment or supplement thereto to the extent required by law, provided that such board of directors may not take any actions under this provision unless (1) it gives the other party at least three (3) business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken in response to an acquisition proposal, the latest material terms and conditions and the identity of the third party in any such acquisition proposal, or any amendment or modification thereof, or a description in reasonable detail of such other event or circumstances) and (2) at the end of such notice period, it takes into account any amendment or modification to the merger agreement proposed by the other party and, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would nevertheless more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the IBTX board recommendation or TCBI board recommendation, as the case may be. Any material amendment to any acquisition proposal will be deemed a new acquisition proposal for the purposes of the merger agreement and will require a new notice period.

Notwithstanding any recommendation change by the board of directors of IBTX or TCBI, unless the merger agreement has been terminated in accordance with its terms, each party is required to convene a meeting of its shareholders and to submit the merger agreement to a vote of such shareholders.

Agreement Not to Solicit Other Offers

Each of IBTX and TCBI has agreed that it will not, and will cause each of its subsidiaries and its and their respective officers, directors, employees, agents, advisors and representatives not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate any inquiries or proposals with respect to any acquisition proposal, (ii) engage or participate in any negotiations with any person concerning any acquisition proposal, (iii) provide any confidential or nonpublic information or data to, have or participate in any discussions with, any person relating to any acquisition proposal or (iv) unless the merger agreement has been terminated in accordance with its terms, approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (whether written or oral, binding or nonbinding) (other than a confidentiality agreement entered into in accordance with the merger agreement) in connection with or relating to any acquisition proposal. For purposes of the merger agreement, an “acquisition proposal” means, with respect to IBTX or TCBI, as applicable, other than the transactions contemplated by the merger agreement, any offer, proposal or inquiry relating to, or any third-party indication of interest in, (i) any acquisition or purchase, direct or indirect, of twenty-five percent (25%) or more of the consolidated assets of a party and its subsidiaries or twenty-five percent (25%) or more of any class of equity or voting securities of a party or its subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of the party, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third-party beneficially owning twenty-five percent (25%) or more of any class of equity or voting securities of a party or its subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of the party or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving a party or its subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of the party.

However, in the event that after the date of the merger agreement and prior to the receipt of the requisite IBTX vote, in the case of IBTX, or the requisite TCBI vote, in the case of TCBI, a party receives an unsolicited bona fide written acquisition proposal, it may, and may permit its subsidiaries and its and its subsidiaries’ officers, directors, employees, agents, advisors and representatives to, furnish or cause to be furnished confidential or nonpublic information or data and participate in negotiations or discussions with the person making the acquisition proposal if the IBTX or TCBI board of directors, as applicable, concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisors) that failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law, provided that, prior to furnishing any confidential or nonpublic information, such party enters into a confidentiality agreement with the person making such acquisition proposal on terms no less favorable to it than the confidentiality agreement between IBTX and TCBI, and which confidentiality agreement does not provide such person with any exclusive right to negotiate with such party.

Each of IBTX and TCBI has also agreed to, and to cause its officers, directors, employees, agents, advisors and representatives to, immediately cease and terminate any activities, discussions or negotiations conducted before the date of the merger agreement with any person other than IBTX or TCBI, with respect to any acquisition proposal. In addition, each party has agreed to (1) promptly (within twenty-four (24) hours) advise the other party following receipt of any acquisition proposal or any inquiry which could reasonably be expected to lead to an acquisition proposal, and the substance thereof (including the terms and conditions of and the identity of the person making such inquiry or acquisition proposal), will provide the other party with an unredacted copy of any such acquisition proposal and any draft agreements, proposals or other materials received in connection with any such inquiry or acquisition proposal, and will keep the other party apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the terms of such inquiry or acquisition proposal and (2) use its reasonable best efforts to enforce any existing confidentiality or standstill agreements to which it or any of its subsidiaries is a party.

Nothing contained in the merger agreement will prevent a party or its board of directors from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an acquisition proposal; provided that such rules in no way eliminate or modify the effect that any action pursuant to such rules would otherwise have under the merger agreement.

Conditions to Completion of the Merger

IBTX’s and TCBI’s respective obligations to complete the merger are subject to the satisfaction or waiver, at or prior to the effective time, of the following conditions:

•	approval of the merger agreement by the shareholders of IBTX by the requisite IBTX vote and by the shareholders of TCBI by the requisite TCBI vote;

•

the authorization for listing on the NASDAQ, subject to official notice of issuance, of the shares of IBTX common stock and IBTX series B preferred stock that will be issuable pursuant to the merger agreement;

•

all requisite regulatory approvals having been obtained and remaining in full force and effect, and all statutory waiting periods in respect thereof having expired or been terminated, without the imposition of any requirement to take or commit to take any action or agree to any condition or restriction that would reasonably be expected to have a material adverse effect on the combined company and its subsidiaries, taken as a whole, after giving effect to the merger;

•

the effectiveness of the registration statement of which this joint proxy statement/prospectus forms a part, and the absence of any stop order suspending the effectiveness of the registration statement or proceedings for such purpose initiated or threatened by the SEC and not withdrawn;

•

no order, injunction, or decree issued by any court or governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the merger, the bank merger or any of the other transactions contemplated by the merger agreement being in effect, and no law, statute, rule, regulation, order, injunction or decree having been enacted, entered, promulgated or enforced by any governmental entity which prohibits or makes illegal consummation of the merger, the bank merger or any of the other transactions contemplated by the merger agreement;

•

the accuracy of the representations and warranties of the other party contained in the merger agreement, generally as of the date on which the merger agreement was entered into and as of the closing date, subject to the materiality standards provided in the merger agreement (and the receipt by each party of a certificate dated as of the closing date and signed on behalf of the other party by the chief executive officer or the chief financial officer to such effect);

•

the performance by the other party in all material respects of the obligations, covenants and agreements required to be performed by it under the merger agreement at or prior to the closing date (and the receipt by each party of a certificate dated as of the closing date and signed on behalf of the other party by the chief executive officer or the chief financial officer to such effect); and

•

receipt by such party of an opinion of legal counsel to the effect that on the basis of facts, representations and assumptions set forth or referred to in such opinion, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Neither IBTX nor TCBI can provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party.

Termination of the Merger Agreement

The merger agreement can be terminated at any time prior to completion of the merger, whether before or after the receipt of the requisite IBTX vote or the requisite TCBI vote, in the following circumstances:

•	by mutual written consent of IBTX and TCBI;

•

by either IBTX or TCBI if any governmental entity that must grant a requisite regulatory approval has denied approval of the merger or the bank merger and such denial has become final and nonappealable or any governmental entity of competent jurisdiction has issued a final and nonappealable order, injunction, decree or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the consummation of the merger or the bank merger, unless the failure to obtain a requisite regulatory approval is due to the failure of the party seeking to terminate the merger agreement to perform or observe its obligations, covenants and agreements set forth in the merger agreement;

•

by either IBTX or TCBI if the merger has not been completed on or before the termination date (December 31, 2020), unless the failure of the merger to be completed by such date is due to the failure of the party seeking to terminate the merger agreement to perform or observe its obligations, covenants and agreements set forth in the merger agreement;

•

by either IBTX or TCBI (provided that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained in the merger agreement) if there is a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or if any such representation or warranty ceases to be true) set forth in the merger agreement on the part of TCBI, in the case of a termination by IBTX, or IBTX, in the case of a termination by TCBI, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the closing date, the failure of an applicable closing condition of the terminating party and which is not cured within forty-five (45) days following written notice to the other party, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the termination date);

•

by TCBI, if (1) IBTX or the board of directors of IBTX has made a recommendation change or (2) IBTX or the board of directors of IBTX breaches in any material respect its obligations relating to non-solicitation of acquisition proposals or its obligations related to shareholder approval and the IBTX board recommendation; or

•

by IBTX, if (1) TCBI or the board of directors of TCBI has made a recommendation change or (2) TCBI or the board of directors of TCBI breaches in any material respect its obligations relating to non-solicitation of acquisition proposals or its obligations related to shareholder approval and the TCBI board recommendation.

Neither IBTX nor TCBI is permitted to terminate the merger agreement as a result, in and of itself, of any increase or decrease in the market price of IBTX common stock or TCBI common stock.

Effect of Termination

If the merger agreement is terminated by either IBTX or TCBI, as provided under “Termination of the Merger Agreement” above, the merger agreement will become void and have no effect, and none of IBTX, TCBI, any of their respective subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever thereunder, or in connection with the transactions contemplated thereby, except that (1) neither IBTX nor TCBI will be relieved or released from any liabilities or damages arising out of its willful and material breach of any provision of the merger agreement and (2) designated provisions of the merger agreement will survive the termination, including those relating to the confidential treatment of information, public announcements and the effect of termination, including the termination fee described below.

Termination Fee

TCBI will pay IBTX a termination fee equal to $115 million by wire transfer of same-day funds (the “termination fee”) if the merger agreement is terminated in the following circumstances:

•

In the event that the merger agreement is terminated by IBTX pursuant to the last bullet set forth under “—Termination of the Merger Agreement” above. In such case the termination fee must be paid to IBTX within two (2) business days of the date of termination.

•

In the event that, after the date of the merger agreement and prior to the termination of the merger agreement, a bona fide acquisition proposal has been communicated to or otherwise made known to the TCBI board of directors or TCBI’s senior management or has been made directly to TCBI shareholders, or any person has publicly announced (and not withdrawn at least two (2) business days prior to the TCBI special meeting) an acquisition proposal, in each case, with respect to TCBI, and (i) (A) thereafter the merger agreement is terminated by either IBTX or TCBI pursuant to the third bullet set forth under “—Termination of the Merger Agreement” above without the requisite TCBI vote having been obtained (and all other conditions to TCBI’s obligation to complete the merger had been satisfied or were capable of being satisfied prior to such termination) or (B) thereafter the merger agreement is terminated by IBTX pursuant to the fourth bullet set forth under “—Termination of the Merger Agreement” above as a result of a willful breach of the merger agreement by TCBI, and (ii) prior to the date that is twelve (12) months after the date of such termination, TCBI enters into a definitive agreement or consummates a transaction with respect to an acquisition proposal (whether or not the same acquisition proposal as that referred to above), provided that for purposes of the foregoing, all references in the definition of acquisition proposal to “twenty-five percent (25%)” will instead refer to “fifty percent (50%)”. In such case, the termination fee must be paid to IBTX on the earlier of the date TCBI enters into such definitive agreement and the date of consummation of such transaction.

IBTX will pay TCBI the termination fee if the merger agreement is terminated in the following circumstances:

•

In the event that the merger agreement is terminated by TCBI pursuant to the second to last bullet set forth under “—Termination of the Merger Agreement” above. In such case the termination fee must be paid to TCBI within two (2) business days of the date of termination.

•

In the event that, after the date of the merger agreement and prior to the termination of the merger agreement, a bona fide acquisition proposal has been communicated to or otherwise made known to the IBTX board of directors or IBTX’s senior management or has been made directly to IBTX shareholders, or any person has publicly announced (and not withdrawn at least two (2) business days prior to the IBTX special meeting) an acquisition proposal, in each case, with respect to IBTX, and (i) (A) thereafter the merger agreement is terminated by either IBTX or TCBI pursuant to the third bullet set forth under “—Termination of the Merger Agreement” above without the requisite IBTX vote having been obtained (and all other conditions to IBTX’s obligation to complete the merger had been satisfied or were capable of being satisfied prior to such termination) or (B) thereafter the merger agreement is terminated by TCBI pursuant to the fourth bullet set forth under “—Termination of the Merger Agreement” above as a result of a willful breach of the merger agreement by IBTX and (ii) prior to the date that is twelve (12) months after the date of such termination, IBTX enters into a definitive agreement or consummates a transaction with respect to an acquisition proposal (whether or not the same acquisition proposal as that referred to above), provided that for purposes of the foregoing, all references in the definition of acquisition proposal to “twenty-five percent (25%)” will instead refer to “fifty percent (50%)”. In such case, the termination fee must be paid to TCBI on the earlier of the date IBTX enters into such definitive agreement and the date of consummation of such transaction.

Expenses and Fees

Except as otherwise expressly provided in the merger agreement, all costs and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such expense, except, that the costs and expenses of printing and mailing this joint proxy statement/prospectus and all filing and other fees paid to government entities in connection with the merger and the other transactions contemplated by the merger agreement will be borne equally by IBTX and TCBI.

Amendment, Waiver and Extension of the Merger Agreement

Subject to compliance with applicable law, the merger agreement may be amended by the parties at any time before or after the receipt of the requisite IBTX vote or the requisite TCBI vote, except, that after the receipt of the requisite IBTX vote or the requisite TCBI vote, there may not be, without further approval of the shareholders of IBTX or TCBI, as applicable, any amendment of the merger agreement that requires such further approval under applicable law.

At any time prior to the completion of the merger, each of the parties may, to the extent legally allowed, extend the time for the performance of any of the obligations or other acts of the other party, waive any inaccuracies in the representations and warranties of the other party contained in the merger agreement or in any document delivered by such other party pursuant to the merger agreement, and waive compliance with any of the agreements or satisfaction of any conditions for its benefit contained in the merger agreement; provided, however, that after the receipt of the requisite IBTX vote or the requisite TCBI vote, there may not be, without further approval of the shareholders of IBTX or TCBI, as applicable, any extension or waiver of the merger agreement or any portion thereof that requires further approval under applicable law.

Governing Law

The merger agreement is governed by and will be construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law principles (except that matters relating to the fiduciary duties of the board of directors of IBTX will be subject to the laws of the State of Texas).

Specific Performance

IBTX and TCBI will be entitled to an injunction or injunctions to prevent breaches or threatened breaches of the merger agreement or to enforce specifically the performance of the terms and provisions thereof (including the parties’ obligation to consummate the merger), in addition to any other remedy to which they are entitled at law or in equity. Both IBTX and TCBI waive any defense in any action for specific performance that a remedy at law would be adequate and any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

Voting Agreement

Mr. Vincent J. Viola, who is the largest shareholder of IBTX and the father of Mr. Michael T. Viola, a director of IBTX, has entered into a voting agreement with TCBI, solely in his capacity as a shareholder of IBTX, pursuant to which he has agreed, among other things, to vote in favor of the IBTX merger proposal and the IBTX adjournment proposal, as well as certain other customary restrictions with respect to the voting of his shares of IBTX common stock. As of the record date for the IBTX special meeting, Mr. Vincent J. Viola owned and was entitled to vote approximately [        ] shares of IBTX common stock, representing approximately [    ] percent ([    ]%) of the shares of IBTX common stock outstanding on that date. The preceding discussion is a summary of the voting agreement and is subject to, and qualified in its entirety by reference to, the complete text of the voting agreement, which is attached as Annex B to this joint proxy statement/prospectus and incorporated by reference herein.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following discussion sets forth the material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of TCBI common stock. This discussion does not address the tax consequences to U.S. holders of TCBI preferred stock. This discussion also does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. This discussion is based upon the Code, the regulations of the U.S. Treasury Department and court and administrative rulings and decisions in effect on the date of this joint proxy statement/prospectus. These laws may change, possibly retroactively, and any change could affect the continuing validity of this discussion.

For purposes of this discussion, we use the term “U.S. holder” to mean:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any of its political subdivisions;

•

a trust if it (i) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person; or

•	an estate that is subject to United States federal income tax on its income regardless of its source.

If a partnership holds TCBI common stock, the tax treatment of a partner will generally depend on the status of the partners and the activities of the partnership. If you are a partner of a partnership holding TCBI common stock, you should consult your tax advisors.

This discussion assumes that you hold your shares of TCBI common stock as a capital asset within the meaning of section 1221 of the Code. Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances or that may be applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a financial institution;

•	a tax-exempt organization;

•	an S corporation or other pass-through entity;

•	an insurance company;

•	a mutual fund;

•	a dealer in securities or foreign currencies;

•	a trader in securities who elects the mark-to-market method of accounting for your securities;

•	a holder of TCBI common stock subject to the alternative minimum tax provisions of the Code;

•	a holder of TCBI common stock who received TCBI common stock through the exercise of employee stock options or through a tax-qualified retirement plan or otherwise as compensation;

•	a real estate investment trust;

•	a regulated investment company;

•	a person that has a functional currency other than the U.S. dollar;

•	a holder of options granted under any TCBI benefit plan; or

•	a holder of TCBI common stock who holds TCBI common stock as part of a hedge, straddle or a constructive sale or conversion transaction.

Tax Consequences of the Merger Generally

IBTX and TCBI have structured the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. As described below, it is a condition to each party’s respective obligations to complete the merger that IBTX and TCBI each receive a legal opinion that the merger will so qualify. Provided the merger qualifies as a reorganization within the meaning of Section 368(a) of the Code, on which qualification the remainder of this discussion is predicated, the material U.S. federal income tax consequences of the merger are as follows:

•	you will not recognize gain or loss when you exchange your TCBI common stock solely for IBTX common stock, except with respect to any cash received instead of a fractional share of IBTX common stock;

•

your aggregate tax basis in the IBTX common stock that you receive in the merger (including any fractional share interest you are deemed to receive and exchange for cash) will equal your aggregate tax basis in the TCBI common stock you surrender; and

•

your holding period for the IBTX common stock that you receive in the merger (including any fractional share interest you are deemed to receive and exchange for cash) will include your holding period for the shares of TCBI common stock that you surrender in the exchange.

If you acquired different blocks of TCBI common stock at different times and at different prices, your tax basis and holding period in your IBTX common stock may be determined with reference to each block of TCBI common stock.

Cash Instead of Fractional Shares

You will generally recognize capital gain or loss on any cash received instead of a fractional share of IBTX common stock equal to the difference between the amount of cash received and the tax basis allocated to such fractional share. Any capital gain or loss will constitute long-term capital gain or loss if your holding period in TCBI common stock surrendered in the merger is greater than one (1) year as of the effective time of the merger.

Closing Condition Tax Opinions

It is a condition to the closing of the merger that IBTX and TCBI will receive opinions from Wachtell, Lipton, Rosen & Katz (or other nationally recognized tax counsel) and Sullivan & Cromwell LLP (or other nationally recognized tax counsel), respectively, dated as of the closing date of the merger, to the effect that the merger will qualify as a reorganization within the meaning of section 368(a) of the Code. These opinions will be based on representation letters provided by IBTX and TCBI to be delivered at closing of the merger, and on certain customary factual assumptions.

Neither of these tax opinions will be binding on the Internal Revenue Service. IBTX and TCBI have not and do not intend to seek any ruling from the Internal Revenue Service regarding any matters relating to the merger, and as a result, there can be no assurance that the Internal Revenue Service will not disagree with or challenge any of the conclusions described herein.

Information Reporting and Backup Withholding

If you are a non-corporate holder of TCBI common stock you may be subject to information reporting and backup withholding on any cash payments received instead of a fractional share interest in IBTX common stock. You will not be subject to backup withholding, however, if you:

•	furnish a correct taxpayer identification number and certify that you are not subject to backup withholding on the Form W-9 (or a suitable substitute or successor form) included in the letter of transmittal to be delivered to you following the completion of the merger and otherwise comply with all the applicable requirements of the backup withholding rules; or

•	are otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against your U.S. federal income tax liability, provided you timely furnish the required information to the Internal Revenue Service.

This summary of certain material U.S. federal income tax consequences is for general information only and is not tax advice. You are urged to consult your tax advisor with respect to the application of U.S. federal income tax laws to your particular situation as well as any tax consequences arising under the U.S. federal estate or gift tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction.

DESCRIPTION OF IBTX CAPITAL STOCK

As a result of the merger, TCBI shareholders will receive shares of IBTX common stock in the merger and will become IBTX shareholders. The following description summarizes the terms of IBTX’s capital stock but does not purport to be complete, and it is qualified in its entirety by reference to the applicable provisions of federal law governing bank holding companies, Texas law and IBTX’s certificate of formation and bylaws, each as amended in connection with the merger (as amended, the “IBTX certificate of formation” and the “IBTX bylaws”, as applicable). The IBTX certificate of formation and the IBTX bylaws are filed as exhibits to the registration statement of which this joint proxy/prospectus forms a part.

IBTX’s authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. If the IBTX authorized share count proposal is approved, the authorized capital stock of IBTX will consist of 200,000,000 shares of common stock, par value $0.01 per share, and 20,000,000 shares of preferred stock, par value $0.01 per share. As of [    ], there were [    ] shares of IBTX common stock issued and outstanding and no shares of IBTX preferred stock issued and outstanding. All outstanding shares of IBTX capital stock are fully paid and non-assessable.

IBTX Common Stock

Voting Rights. Subject to any special voting rights that may be given to any series of preferred stock that IBTX may issue in the future, including the IBTX series B preferred stock, holders of IBTX common stock are entitled to one vote per share in the election of directors and on all other matters submitted to a vote at a meeting of shareholders. IBTX shareholders do not have cumulative voting rights in the election of directors.

With respect to any matter other than a matter for which the affirmative vote of the holders of a specified portion of the shares entitled to vote is required by Texas law or IBTX’s certificate of formation, the act of the shareholders will be the affirmative vote of the holders of a majority of the shares entitled to vote on, and voted for or against, the matter at a meeting of shareholders at which a quorum is present. For purposes of a vote with respect to the election of directors, however, all abstentions and broker non-votes are not counted as voted either for or against such matter.

In any contested election of directors, the persons receiving a plurality of the votes cast, up to the number of directors to be elected in such election, are deemed elected. IBTX’s board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms.

Dividend Rights. Holders of IBTX common stock are entitled to dividends when, as and if declared by IBTX’s board of directors out of funds legally available therefor.

Liquidation Rights. In the event of IBTX’s liquidation, the holders of IBTX common stock will be entitled to share ratably in any assets remaining after payment of all debts and other liabilities.

Other. IBTX’s common stock has no preemptive or conversion rights and is not entitled to the benefits of any redemption or sinking fund provision.

IBTX Preferred Stock

Upon authorization of IBTX’s board of directors, IBTX may issue shares of one or more series of its preferred stock from time to time. IBTX’s board of directors may, without any action by holders of common stock (and except as may be otherwise provided in the terms of any series of preferred stock of which there are shares outstanding) adopt resolutions to designate and establish a new series of preferred stock. Upon establishing such a series of preferred stock, the board will determine the number of shares of preferred stock of that series that may be issued and the rights and preferences of that series of preferred stock. As of the date of this joint proxy statement/prospectus, IBTX does not have any shares of its preferred stock outstanding. The rights of any series of preferred stock may include, among others:

•	general or special voting rights;

•	preferential liquidation or preemptive rights;

•	preferential cumulative or noncumulative dividend rights;

•	redemption or put rights; and

•	conversion or exchange rights.

IBTX may issue shares of, or rights to purchase shares of, one or more series of IBTX preferred stock that have been designated from time to time, the terms of which might:

•	adversely affect voting or other rights evidenced by, or amounts otherwise payable with respect to, the IBTX common stock or other series of IBTX preferred stock;

•	discourage an unsolicited proposal to acquire IBTX; or

•	facilitate a particular business combination involving IBTX.

Any of these actions could have an anti-takeover effect and discourage a transaction that some or a majority of IBTX’s shareholders might believe to be in their best interests or in which IBTX’s shareholders might receive a premium for their stock over IBTX’s then market price.

In addition, in connection with the merger, each outstanding share of TCBI series A preferred stock will be converted into the right to receive one (1) share of IBTX series B preferred stock having substantially the same terms as such share of TCBI series A preferred stock (taking into account that TCBI will not be the surviving entity in the merger and any adjustment to the right of optional redemption by IBTX that is reasonably necessary to obtain Tier 1 Capital treatment from the Federal Reserve Board for such preferred stock). For more information, see the section entitled “Description of IBTX Series B Preferred Stock”.

Anti-Takeover Provisions

A number of provisions of Texas law and IBTX’s certificate of formation and bylaws could have an anti-takeover effect and make more difficult the acquisition of IBTX by means of a tender offer, a proxy contest or otherwise and the removal of incumbent directors. These provisions are intended to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of IBTX to negotiate first with IBTX’s board of directors.

Business Combinations Under Texas Law

IBTX is subject to the provisions of Title 2, Chapter 21, Subchapter M of the TBOC, which provides that a Texas “issuing public corporation” may not engage in specified types of business combinations, including mergers, consolidations and asset sales, with a person, or an affiliate or associate of that person, who is an “affiliated shareholder” for a period of three years from the date that person became an affiliated shareholder. IBTX has more than 100 shareholders and is considered to be an “issuing public corporation” for purposes of this law. For purposes of this law, an “affiliated shareholder” is generally defined as a person who is the beneficial owner of twenty percent (20%) or more of the corporation’s voting shares or, during the preceding three-year period, was the beneficial owner of twenty percent (20%) or more of the corporation’s voting shares. The law’s prohibitions do not apply if:

•

the business combination or the acquisition of shares by the affiliated shareholder was approved by the board of directors of the corporation before the affiliated shareholder became an affiliated shareholder; or

•

the business combination was approved by the affirmative vote of the holders of at least two-thirds of the outstanding voting shares of the corporation not beneficially owned by the affiliated shareholder or such shareholder’s affiliates or associates, at a meeting of shareholders called for that purpose not less than six months after the affiliated shareholder became an affiliated shareholder.

Furthermore, the above moratorium on business combinations does not apply to the following:

•

the business combination of an issuing public corporation for which the corporation’s original certificate of formation or bylaws contain a provision expressly electing not to be governed by the applicable subchapter of the TBOC;

•

the business combination of an issuing public corporation that adopts an amendment to its certificate of formation or bylaws, by the affirmative vote of the holders, other than affiliated shareholders and such shareholders’ affiliates or associates, of at least two-thirds of the outstanding voting shares of the corporation, expressly electing not to be governed by the applicable subchapter of the TBOC and so long as the amendment does not take effect for eighteen (18) months following the date of the vote and does not apply to a business combination with an affiliated shareholder who became affiliated on or before the effective date of the amendment;

•

a business combination of an issuing public corporation with an affiliated shareholder that became an affiliated shareholder inadvertently, if the affiliated shareholder divests itself, as soon as practicable, of enough shares to no longer be an affiliated shareholder and would not at any time within the three-year period preceding the announcement of the business combination have been an affiliated shareholder but for the inadvertent acquisition;

•

a business combination with an affiliated shareholder who became an affiliated shareholder through a transfer of shares by will or intestacy and continuously was an affiliated shareholder until the announcement date of the business combination; and

•

a business combination of a corporation with a domestic wholly owned subsidiary if the subsidiary is not an affiliate or associate of the affiliated shareholder other than by reason of the affiliated shareholder’s beneficial ownership of voting shares of the corporation.

Neither IBTX’s certificate of formation nor IBTX’s bylaws contain any provision expressly providing that IBTX will not be subject to the applicable subchapter of the TBOC. The TBOC may have the effect of inhibiting a non-negotiated merger or other business combination involving IBTX, even if some or a majority of IBTX’s shareholders might believe it to be in their best interests or in which IBTX’s shareholders might receive a premium for their stock over IBTX’s then market price.

Certain Certificate of Formation and Bylaw Provisions Potentially Having an Anti-Takeover Effect

IBTX’s certificate of formation and bylaws contain certain provisions that could have an anti-takeover effect and thus discourage potential takeover attempts and make it more difficult for IBTX’s shareholders to change management or receive a premium for their shares. These provisions include:

•	authorization for IBTX’s board of directors to issue shares of one or more series of preferred stock without shareholder approval;

•	the establishment of a classified board of directors, with directors of each class serving a three-year term;

•	a requirement that directors only be removed from office for cause and only upon a majority shareholder vote;

•	a provision that vacancies on IBTX’s board of directors, including newly created directorships, may be filled only by a majority vote of directors then in office or by a sole remaining director;

•	a prohibition of shareholder action by written consent, requiring all actions to be taken at a meeting of the shareholders;

•

a limitation on the ability of shareholders to call special meetings to those shareholders or groups of shareholders owning at least twenty percent (20%) of the outstanding shares of IBTX common stock.

•

the requirement under Texas law that shareholders representing two-thirds or more of the outstanding shares of common stock approve all amendments to IBTX’s certificate of formation and approve mergers and similar transactions;

•

the requirement that any shareholders that wish to bring business before IBTX’s annual meeting of shareholders or nominate candidates for election as directors at IBTX’s annual meeting of shareholders must provide timely notice of their intent in writing and comply with the other requirements set forth in IBTX’s bylaws; and

•	the prohibition of cumulative voting in the election of directors.

Limitation of Liability and Indemnification of Officers and Directors

IBTX’s certificate of formation provides that its directors are not personally liable to IBTX or its shareholders for monetary damages for an act or omission in their capacity as a director. A director may, however, be found liable for:

•	a breach of the director’s duty of loyalty to IBTX or its shareholders;

•	an act or omission not in good faith that constitute a breach of the director’s duty to IBTX;

•	an act or omission not in good faith that involve intentional misconduct or a knowing violation of law;

•	a transaction from which the director receives an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director’s duties;

•	an act or omission for which the liability of the director is expressly provided by an applicable statute; and

•	an act related to an unlawful stock repurchase or payment of an improper dividend.

IBTX’s certificate of formation also provides that IBTX will indemnify its directors and officers, and may indemnify its employees and agents, to the fullest extent permitted by applicable Texas law from any expenses, liabilities or other matters.

Transfer Agent and Registrar

The transfer agent and registrar for IBTX common stock is EQ Shareowner Services at P.O. Box 64874, St. Paul, Minnesota 55164-0874.

Listing

IBTX common stock is listed on the NASDAQ under the symbol “IBTX.”

DESCRIPTION OF IBTX SERIES B PREFERRED STOCK

At the effective time, each share of TCBI series A preferred stock issued and outstanding immediately prior to the effective time will be converted into the right to receive one (1) share of IBTX series B preferred stock. The IBTX series B preferred stock will have substantially the same terms as the TCBI series A preferred stock (taking into account that TCBI will not be the surviving entity in the merger and any adjustment to the right of optional redemption by IBTX that is reasonably necessary to obtain Tier 1 Capital treatment from the Federal Reserve Board for such preferred stock). The following briefly summarizes the terms and provisions of the IBTX series B preferred stock.

This summary contains a description of the material terms of the IBTX series B preferred stock, and it is qualified in its entirety by reference to IBTX’s certificate of formation, including the IBTX certificate amendment to be adopted in connection with the merger and the statement of designations creating the IBTX series B preferred stock, and the applicable provisions of Texas law and federal law governing bank holding companies.

General

Following the completion of the merger, IBTX’s certificate of formation, as amended by the IBTX certificate amendment, will authorize IBTX to issue twenty million (20,000,000) shares of preferred stock in one or more series and will authorize the board of directors or a duly authorized committee of the board to fix the number of shares and determine the rights, preferences, privileges and restrictions of any such series of preferred stock. As of the date of this joint proxy statement/prospectus, IBTX has no issued and outstanding series of preferred stock.

The IBTX series B preferred stock will, upon completion of the merger, represent a single series of IBTX’s authorized preferred stock. IBTX expects to issue six million (6,000,000) shares of series B preferred stock to holders of TCBI series A preferred stock in the merger. Upon issuance of the IBTX series B preferred stock in the merger, the shares of the IBTX series B preferred stock will be validly issued, fully paid and nonassessable.

IBTX reserves the right to re-open the IBTX series B preferred stock and issue additional shares of the IBTX series B preferred stock either through public or private sales at any time and from time to time without notice to or the consent of holders of the IBTX series B preferred stock; provided that any such additional shares of IBTX series B preferred stock are not treated as “disqualified preferred stock” within the meaning of Section 1059(f)(2) of the Code and such additional shares of IBTX series B preferred stock are otherwise treated as fungible with the IBTX series B preferred stock issued in connection with the merger for U.S. federal income tax purposes. The additional shares would form a single series with the IBTX series B preferred stock issued in connection with the merger.

The IBTX series B preferred stock will not be convertible into, or exchangeable for, shares of any other class or series of IBTX’s stock or other securities and will not be subject to any sinking fund or other obligation to redeem or repurchase. The IBTX series B preferred stock represents non-withdrawable capital, will not be an account of an insurable type, and will not be insured or guaranteed by the FDIC or any other governmental agency or instrumentality.

Ranking

The IBTX series B preferred stock will rank, as to the payment of dividends and/or distribution of assets upon IBTX’s liquidation, dissolution, or winding-up:

•

senior to the IBTX common stock and any other class or series of shares of IBTX capital stock IBTX may issue in the future ranking junior to the IBTX series B preferred stock as to payment of dividends and/or distribution of assets upon IBTX’s liquidation, dissolution or winding-up;

•

equally with any series of preferred stock IBTX may issue in the future ranking equal to the IBTX series B preferred stock as to payment of dividends and/or distribution of assets upon IBTX’s liquidation, dissolution or winding-up; and

•

junior to any series of preferred stock IBTX may issue in the future ranking senior to the IBTX series B preferred stock as to payment of dividends and/or distribution of assets upon IBTX’s liquidation, dissolution or winding-up, and to all of IBTX’s existing and future debt obligations.

Dividends

Holders of the IBTX series B preferred stock will be entitled to receive, when, as and if declared by IBTX’s board of directors or a duly authorized committee of the board out of funds legally available therefor, non-cumulative cash dividends on the liquidation preference amount of $25 per share from and including the last dividend payment date in respect of the TCBI series A preferred stock, at a rate of 6.50% per annum. Dividends on the IBTX series B preferred stock will be payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, beginning on the first such date following the last dividend payment date in respect of the TCBI series A preferred stock, with respect to the quarterly dividend period (or portion thereof) ending on the day preceding such respective dividend payment date. Dividends will be payable to holders of record at 5:00 p.m., New York City time, on the fifteenth (15th) calendar day before such dividend payment date or such other record date not more than sixty (60) nor less than ten (10) days preceding such dividend payment date fixed for that purpose by IBTX’s board of directors or a duly authorized committee of the board in advance of payment of each particular dividend.

A dividend period for the IBTX series B preferred stock is the period from and including a dividend payment date to but excluding the next dividend payment date, except that the initial dividend period of the IBTX series B preferred stock will commence on and include the last dividend payment date in respect of the TCBI series A preferred stock. The dividend payable per share of IBTX series B preferred stock shall be computed on the basis of a 360-day year consisting of twelve 30-day months. Dollar amounts resulting from that calculation will be rounded to the nearest cent, with one-half cent being rounded upward. If a dividend payment date is not a business day, the appropriate dividend will be paid on the first business day following that day without adjustment. A “business day” means each weekday on which banking institutions in New York, New York are not authorized or obligated by law, regulation or executive order to close.

Dividends on the IBTX series B preferred stock will not be cumulative. If dividends are not declared on the IBTX series B preferred stock for payment on any dividend payment date, those dividends will not accumulate or be payable and will cease to accrue, and IBTX will have no obligation to pay a dividend for that dividend period on the applicable dividend payment date or at any time in the future, whether or not IBTX’s board of directors or a duly authorized committee of the board declares a dividend on the IBTX series B preferred stock or any other series of IBTX preferred stock or IBTX common stock for any future dividend period.

Dividends on the IBTX series B preferred stock will not be declared, paid or set aside for payment to the extent such act would cause IBTX to fail to comply with applicable laws and regulations, including applicable capital adequacy guidelines.

Dividends on any shares of IBTX series B preferred stock called for redemption will cease to accrue on the redemption date for such shares or upon such earlier date as is specified below under “—Redemption—Procedures.”

During any dividend period, so long as any share of IBTX series B preferred stock remains outstanding and except as otherwise provided in the next succeeding paragraph, (i) no dividend may be paid, declared or set apart for any payment on and no distribution shall be made on any dividend junior stock (as defined below) (other than a dividend payable solely in stock that ranks junior to the IBTX series B preferred stock with respect to the payment of dividends and the distribution of assets upon IBTX’s liquidation, dissolution or winding-up) and (ii) no shares of dividend junior stock or dividend parity stock (as defined below) shall be purchased, redeemed or otherwise acquired for consideration by IBTX, directly or indirectly, unless full dividends on all outstanding shares of the IBTX series B preferred stock for the most recently completed quarterly dividend period have been declared and paid in full (or have been declared and a sum sufficient for the payment thereof has been set apart for such payment) and any prior redemption requirements with respect to shares of the IBTX series B preferred stock have been complied with. As used in this section, “dividend junior stock” refers to the IBTX common stock and any other class or series of IBTX’s capital stock over which the IBTX series B preferred stock has preference or priority in the payment of current dividends. As used in this section, “dividend parity stock” means any other class or series of IBTX’s capital stock that ranks on parity with the IBTX series B preferred stock in the payment of current dividends.

The limitations on dividends and other distributions described in the paragraph above shall not apply to:

•	redemptions, purchases or other acquisitions of shares of dividend junior stock in connection with the administration of any employee benefit plan in the ordinary course of business;

•	any dividends or distributions of rights or dividend junior stock in connection with a shareholders’ rights plan or any redemption or repurchase of rights pursuant to any shareholders’ rights plan;

•

the acquisition by IBTX or any of its subsidiaries of record ownership in dividend junior stock or dividend parity stock for the beneficial ownership of any other persons (other than for the beneficial ownership by IBTX or any of its subsidiaries), including as trustees or custodians; and

•

the exchange or conversion of (i) dividend junior stock for or into other dividend junior stock or (ii) dividend parity stock for or into other dividend parity stock (with the same or lesser aggregate liquidation preference) or dividend junior stock, and, in each case, the payment of cash solely in lieu of fractional shares.

When dividends are not paid in full upon the shares of the IBTX series B preferred stock and any dividend parity stock, all dividends declared upon shares of the IBTX series B preferred stock and all dividend parity stock shall be shared ratably by the holders of IBTX series B preferred stock and any dividend parity stock, based on the ratio between the then-current dividends due on shares of IBTX series B preferred stock and (i) in the case of any series of non-cumulative dividend parity stock, the aggregate of the current and unpaid dividends due on such series of preferred stock and (ii) in the case of any series of cumulative dividend parity stock, the aggregate of the current and unpaid dividends and any accumulated and unpaid dividends due on such series of preferred stock.

To the extent a dividend period with respect to any dividend parity stock coincides with more than one dividend period with respect to the IBTX series B preferred stock, for purposes of the preceding three paragraphs the board of directors shall treat such dividend period as two or more consecutive dividend periods, none of which coincides with more than one dividend period with respect to the IBTX series B preferred stock or in any other manner that it deems to be fair and equitable.

Subject to the restrictions described above, and not otherwise, dividends (payable in cash, stock, or otherwise), as may be determined by IBTX’s board of directors or a duly authorized committee of the board, may be declared and paid on the IBTX common stock and any dividend parity stock or dividend junior stock from time to time out of any assets legally available for such payment in amounts permitted by applicable regulatory authorities, and the holders of the IBTX series B preferred stock will not be entitled to participate in those dividends.

Redemption

The IBTX series B preferred stock will not be subject to any mandatory redemption, sinking fund or other similar provisions. The holders of IBTX series B preferred stock will not have the right to require the redemption or repurchase of the IBTX series B preferred stock.

Optional Redemption

IBTX may redeem shares of the IBTX series B preferred stock at its option on any dividend payment date on or after the completion of the merger, unless it is reasonably necessary to receive Tier 1 Capital treatment from the Federal Reserve Board for the IBTX series B preferred stock that it be redeemable only on or after the fifth anniversary of the first dividend payment date following the completion of the merger, in which case IBTX may redeem shares of the IBTX series B preferred stock on any dividend payment date on or after the fifth anniversary of the completion of the merger, in each case, in whole or in part, from time to time, at a redemption price equal to $25 per share, plus any declared and unpaid dividends on the shares of IBTX series B preferred stock called for redemption for prior dividend periods and accrued but unpaid dividends (whether or not declared) for the then-current dividend period prior to but excluding the redemption date. Redemption of the IBTX series B preferred stock is subject to IBTX’s receipt of any required prior approvals from the Federal Reserve Board and to the satisfaction of any conditions set forth in the capital or other guidelines or regulations of the Federal Reserve Board applicable to the redemption of the IBTX series B preferred stock.

Redemption Following a Regulatory Capital Treatment Event

IBTX may redeem shares of the IBTX series B preferred stock at its option at any time within ninety (90) days following a regulatory capital treatment event (as defined below), in whole but not in part, at a price equal to $25 per share, plus any declared and unpaid dividends for prior dividend periods and accrued but unpaid dividends (whether or not declared) for the then-current dividend period prior to but excluding the redemption date. Redemption of the IBTX series B preferred stock is subject to IBTX’s receipt of any required prior approvals from the Federal Reserve Board and to the satisfaction of any conditions set forth in the capital or other guidelines or regulations of the Federal Reserve Board applicable to the redemption of the IBTX series B preferred stock.

A “regulatory capital treatment event” means IBTX’s good faith determination that, as a result of (i) any amendment to, or change in, the laws, regulations or guidelines of the United States or any political subdivision of the United States, or any agency or instrumentality thereof that is enacted or becomes effective after the initial issuance of any share of IBTX series B preferred stock; (ii) any proposed change in those laws, regulations or guidelines that is announced or becomes effective after the initial issuance of any share of IBTX series B preferred stock; or (iii) any official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws, regulations or guidelines that is announced after the initial issuance of any share of IBTX series B preferred stock, there is more than an insubstantial risk that IBTX will not be entitled to treat the full liquidation preference amount of $25 per share of the IBTX series B preferred stock then outstanding as “Tier 1 capital” (or its equivalent) for purposes of the capital adequacy guidelines of the Federal Reserve Board (or, as and if applicable, the capital adequacy guidelines or regulations of any successor “appropriate federal banking agency” within the meaning of Section 3(q) of the Federal Deposit Insurance Act or any successor provision.

Procedures

If IBTX redeems shares of the IBTX series B preferred stock, IBTX will provide notice by first class mail (or, if the IBTX series B preferred stock is issued or held in book-entry form through DTC or another facility, in accordance with the procedures of such facility) to the holders of record of the shares of IBTX series B preferred stock to be redeemed. Such notice will be provided not less than thirty (30) days and not more than sixty (60) days prior to the date fixed for the redemption. Each notice of redemption will include a statement setting forth:

•	the redemption date;

•

the number of shares of the IBTX series B preferred stock to be redeemed and, if less than all the shares held by the holder are to be redeemed, the number of shares of the IBTX series B preferred stock to be redeemed from the holder;

•

the redemption price, which will be equal to $25 per share, plus any declared and unpaid dividends for prior dividend periods and accrued but unpaid dividends (whether or not declared) for the then-current dividend period prior to but excluding the redemption date; and

•	the place or places where the certificates representing those shares are to be surrendered for payment of the redemption price, if applicable.

In case of any redemption of only part of the shares of IBTX series B preferred stock at the time outstanding, the shares to be redeemed shall be selected either pro rata or by lot or in such other manner as IBTX’s board of directors or a duly authorized committee of the board may determine to be fair and equitable. IBTX’s board of directors or a duly authorized committee of the board shall have full power and authority to prescribe the terms and conditions upon which shares of IBTX series B preferred stock shall be redeemed from time to time.

If notice of redemption has been duly given and if on or before the redemption date specified in the notice IBTX has set aside all funds necessary for the redemption, in trust with a bank or trust company appointed and acting as IBTX’s transfer agent, for the pro rata benefit of the holders of record of the shares called for redemption then, notwithstanding that any certificate for any share called for redemption has not been surrendered for cancellation, on and after the redemption date dividends shall cease to accrue on all shares so called for redemption, all such shares called for redemption shall no longer be deemed outstanding and all rights with respect to such shares shall cease and terminate on such redemption date, except the right of the holders thereof to receive the amount payable on such redemption from the funds set aside in trust, without interest. Any funds unclaimed at the end of three years from the redemption date shall, to the extent permitted by law, be released to IBTX, after which time the holders of the shares so called for redemption may look only to IBTX for payment of the redemption price of such shares.

Liquidation Rights

In the event IBTX liquidates, dissolves or winds-up its business and affairs, either voluntarily or involuntarily, holders of the IBTX series B preferred stock will be entitled to receive liquidating distributions of $25 per share, together with an amount equal to all dividends (if any) that have been declared on the IBTX series B preferred stock but not paid prior to such date of payment, before IBTX makes any distribution or payment out of IBTX’s assets to the holders of IBTX common stock or any other class or series of shares ranking junior to the IBTX series B preferred stock with respect to the distribution of assets.

If IBTX fails to pay in full all amounts payable, including declared but unpaid dividends, with respect to the IBTX series B preferred stock and any stock having the same rank as the IBTX series B preferred stock with respect to the distribution of assets, the holders of the IBTX series B preferred stock and that other parity stock will share in any distribution of assets in proportion to the respective aggregate liquidation preferences to which they are entitled including an amount equal to any declared but unpaid dividends (and, in the case of any holder of stock on which dividends accrue on a cumulative basis, an amount equal to any unpaid, accrued, cumulative dividends, whether or not declared, as applicable). After the holders of the IBTX series B preferred stock and any stock having the same rank as the IBTX series B preferred stock are paid in full, they will have no right or claim to any of IBTX’s remaining assets.

Neither the sale, lease, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or any part of IBTX’s property or business nor a merger or consolidation by IBTX with or into any other entity will be considered a dissolution, liquidation or winding-up of IBTX’s business or affairs.

Voting Rights

The IBTX series B preferred stock will have no voting rights, except as provided below or as otherwise specifically required by Texas law. On any matter in which holders of IBTX series B preferred stock are entitled to vote, including when acting by written consent, each holder of IBTX series B preferred stock will have one vote per share, except as to votes upon a nonpayment event (as defined below) in which case the IBTX series B preferred stock will have voting rights in proportion to its liquidation preference.

Right to Elect Two Directors upon a Nonpayment Event

Whenever dividends payable on the shares of IBTX series B preferred stock (whether or not declared) have not been paid in an aggregate amount equal to full dividends for six or more quarterly dividend periods, whether or not consecutive (a “nonpayment event”), the authorized number of IBTX’s directors will automatically be increased by two. The holders of the IBTX series B preferred stock will have the right, together with holders of any other series of preferred stock on which similar voting rights have been conferred and are exercisable with respect to the matter (i.e., on which dividends likewise have not been paid) (“voting parity stock”), voting together as a class in proportion to their respective liquidation preferences, by a plurality of the votes cast, to elect two directors (the “preferred stock directors”) to fill such newly created directorships. IBTX’s board of directors shall at no time include more than two such preferred stock directors, including all directors that the holders of any series of voting parity stock are entitled to elect pursuant to voting rights.

In the event that the holders of IBTX series B preferred stock and any voting parity stock shall be entitled to vote for the election of preferred stock directors following a nonpayment event, such directors shall be initially elected at a special meeting called at the request of record holders owning shares representing at least ten percent (10%) of the combined liquidation preference of all shares of IBTX series B preferred stock and each series of voting parity stock then outstanding, voting together as a single class in proportion to their respective liquidation preferences (unless the request for a special meeting is received less than ninety (90) days before the date fixed for IBTX’s next annual or special meeting of IBTX shareholders, in which event such election shall be held only at such next annual or special meeting of shareholders), and subsequently at each annual meeting of IBTX shareholders. Any request to call a special meeting for the initial election of preferred stock directors after a nonpayment event must be made by written notice, signed by the requisite holders of IBTX series B preferred stock and/or voting parity stock, and delivered to IBTX’s Corporate Secretary in person, by first class mail or in any other manner permitted by IBTX’s certificate of formation or bylaws or by applicable law. If IBTX’s Corporate Secretary fails to call a special meeting for the election of preferred stock directors within twenty (20) days of receiving proper notice, any holder of IBTX series B preferred stock may call such a meeting at IBTX’s expense solely for the election of preferred stock directors, and for this purpose only such IBTX series B preferred stock holders will have access to IBTX’s stock ledger. The preferred stock directors elected at any such special meeting will hold office until the next annual meeting of IBTX shareholders if such office shall not have been previously terminated as below provided.

Any preferred stock director may be removed at any time without cause by the holders of record of shares of IBTX series B preferred stock and voting parity stock, representing at least a majority of the combined liquidation preference of the IBTX series B preferred stock and each series of voting parity stock then outstanding, when they have the voting rights described above (voting together as a single class in proportion to their respective liquidation preferences). If any vacancy occurs among the preferred stock directors, a successor will be elected by the then-remaining preferred stock director or, if no preferred stock director remains in office, by a plurality of the votes cast by the holders of the outstanding shares of IBTX series B preferred stock and voting parity stock, when they have the voting rights described above (voting together as a single class in proportion to their respective liquidation preferences). The preferred stock directors will be entitled to one vote per director on any matter that shall come before IBTX’s board of directors for a vote.

When dividends have been paid in full on the IBTX series B preferred stock for at least four consecutive quarterly dividend periods, then the right of the holders of IBTX series B preferred stock to elect preferred stock directors shall terminate (but will revest upon the occurrence of any future nonpayment event), and, if and when any rights of the holders of IBTX series B preferred stock and voting parity stock to elect preferred stock directors have terminated, the terms of office of all preferred stock directors will immediately terminate; the number of directors constituting IBTX’s board of directors will automatically be reduced accordingly.

Under regulations and interpretations adopted by the Federal Reserve Board and its staff, if the holders of any series of preferred stock are or become entitled to vote for the election of directors, such series will be deemed a class of voting securities, and a company holding twenty-five percent (25%) or more of the series, or a lesser percentage if it otherwise exercises a “controlling influence” over IBTX, will be subject to regulation as a bank holding company under the BHC Act. In addition, at the time the series is deemed a class of voting securities, any other bank holding company will be required to obtain the prior approval of the Federal Reserve Board under the BHC Act to acquire or retain more than five percent (5%) of that series. Any other person (other than a bank holding company), either individually or acting through or in concert with others, will be required to obtain the non-objection of the Federal Reserve Board under the Change in Bank Control Act of 1978, as amended, to acquire or retain ten percent (10%) or more of that series.

Other Voting Rights

So long as any shares of IBTX series B preferred stock are outstanding, the vote or consent of the holders of at least 66 2/3% of the then-outstanding shares of IBTX series B preferred stock, voting separately as a single class, shall be necessary for effecting or validating:

•

any amendment, alteration or repeal of any provision of IBTX’s certificate of formation (including the statement of designations creating the IBTX series B preferred stock), or bylaws that would significantly and adversely affect the designations, preferences, limitations or relative rights of the IBTX series B preferred stock (provided that any amendment to authorize or create, or to increase the authorized amount of (x) any class or series of stock that does not rank senior to the IBTX series B preferred stock with respect to the payment of dividends and/or the distribution of assets upon IBTX’s liquidation, dissolution or winding-up or (y) any securities (other than IBTX’s capital stock) convertible into any class or series of stock that does not rank senior to the IBTX series B preferred stock with respect to either the payment of dividends or the distribution of assets upon IBTX’s liquidation, dissolution or winding-up shall not be deemed to significantly and adversely affect the designations, preferences, limitations or relative rights of the IBTX series B preferred stock);

•

any amendment or alteration of IBTX’s certificate of formation to authorize or create, or increase the authorized amount of, any shares of any class or series or any securities convertible into shares of any class or series of IBTX’s capital stock ranking senior to the IBTX series B preferred stock with respect to the payment of dividends and/or the distribution of assets upon IBTX’s liquidation, dissolution or winding-up; or

•

any consummation of a binding share exchange or reclassification involving the IBTX series B preferred stock, or of a merger or consolidation of IBTX with or into another corporation or other entity, unless (x) the shares of IBTX series B preferred stock remain outstanding or, in the case of any such merger or consolidation with respect to which IBTX is not the surviving corporation, are converted into or exchanged for preference securities of the surviving corporation or other entity or of an entity controlling such surviving corporation or other entity that is an entity organized and existing under the laws of the United States, any state thereof or the District of Columbia and (y) the shares of IBTX series B preferred stock remaining outstanding or such new preference securities, as the case may be, have such rights, preferences, privileges and voting powers, and limitations and restrictions thereof, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers of the IBTX series B preferred stock.

The foregoing provisions will not apply if, at or prior to the time when any such vote or consent would otherwise be required, all outstanding shares of IBTX series B preferred stock have been redeemed or have been called for redemption upon proper notice, and sufficient funds have been set aside for such redemption.

Preemptive and Conversion Rights

The holders of the IBTX series B preferred stock do not have any preemptive rights. The IBTX series B preferred stock is not convertible into or exchangeable for property or shares of any other series or class of IBTX’s capital stock.

Listing

The TCBI series A preferred stock is currently listed on the NASDAQ under the symbol “TCBIP”. The IBTX series B preferred stock is expected to be listed on the NASDAQ upon completion of the merger.

Transfer Agent, Paying Agent and Registrar

[                ] will be the transfer agent, paying agent and registrar for the IBTX series B preferred stock.

COMPARISON OF SHAREHOLDERS’ RIGHTS

If the merger is completed, holders of TCBI common stock will receive shares of IBTX common stock in the merger and holders of TCBI series A preferred stock will receive shares of IBTX series B preferred stock, and in both cases, they will cease to be shareholders of TCBI. IBTX is organized under the laws of the State of Texas and TCBI is organized under the laws of the State of Delaware. The following is a summary of the material differences between (1) the current rights of holders of TCBI shareholders under Delaware law and the TCBI certificate of incorporation, TCBI bylaws and TCBI series A preferred stock certificate of designation and (2) the current rights of holders of IBTX common stock under Texas law and the IBTX certificate of formation and IBTX bylaws.

The IBTX series B preferred stock will have substantially the same terms as the TCBI series A preferred stock (taking into account that TCBI will not be the surviving entity in the merger and any adjustment to the right of optional redemption by IBTX that is reasonably necessary to obtain Tier 1 Capital treatment from the Federal Reserve Board for such preferred stock). For more information, see the sections entitled “Treatment of TCBI Series A Preferred Stock” and “Description of IBTX Series B Preferred Stock” beginning on pages 147 and 174, respectively.

IBTX and TCBI believe that this summary describes the material differences between the rights of holders of IBTX common stock as of the date of this joint proxy statement/prospectus and the rights of holders of TCBI common stock as of the date of this joint proxy statement/prospectus; however, it does not purport to be a complete description of those differences. The summary is qualified in its entirety by reference to IBTX’s and TCBI’s governing documents, which we urge you to read carefully and in their entirety. Copies of IBTX’s and TCBI’s governing documents have been filed with the SEC. To find out where copies of these documents can be obtained, see the section entitled “Where You Can Find More Information” beginning on page 201.

	IBTX	TCBI
Authorized and Outstanding Capital Stock:	IBTX’s certificate of formation currently authorizes IBTX to issue up to 100,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. If the IBTX authorized share count proposal is approved, the authorized capital stock of IBTX will consist of 200,000,000 shares of common stock, par value $0.01 per share, and 20,000,000 shares of preferred stock, par value $0.01 per share. As of the record date for the IBTX special meeting, there were [ ] shares of IBTX common stock outstanding and no shares of IBTX preferred stock outstanding.	TCBI’s certificate of incorporation currently authorizes TCBI to issue up to 100,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share, of which 6,000,000 shares have been designated as TCBI series A preferred stock. As of the record date for the TCBI special meeting, there were [ ] shares of TCBI common stock outstanding and 6,000,000 shares of TCBI series A preferred stock outstanding.

Preferred Stock:	The IBTX board is authorized to provide for the issuance of preferred stock in one or more classes or series and to fix the rights, designations, and preferences related thereto, including, without limitation, the authority to provide that any such class or series may be: (i) subject to redemption at such time or	The TCBI certificate of incorporation authorizes the board to determine the powers, designations, dividend rate, if any, preferences and relative, participating, optional or other special rights, including voting rights, and the qualifications, limitations or restrictions thereof, of each class of capital stock and

	IBTX	TCBI

times, on such conditions and at such price or prices; (ii) entitled to receive dividends (which may be cumulative or non-cumulative) at such rates, on such conditions, and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or any other series of capital stock of IBTX; (iii) entitled to such rights upon the dissolution of, or upon any distribution of the assets of, IBTX; or (iv) convertible into, or exchangeable for, shares of the same or any other class or classes of stock, or of the same or any other series of stock, of IBTX at such price or prices or at such rates of exchange and with such adjustments; all as may be stated in such resolution or resolutions adopted by the board.

As of the record date for the IBTX special meeting, no shares of IBTX preferred stock were outstanding. Upon completion of the merger, IBTX’s issued and outstanding preferred stock will also include shares of IBTX series B preferred stock issued in respect of TCBI series A preferred stock.

of each series within any such class and may increase or decrease the number of shares within each such class or series; provided, however, that the board of directors may not decrease the number of shares within a class or series to less than the number of shares within such class or series that are then issued and may not increase the number of shares within a series above the total number of authorized shares of the applicable class for which the powers, designations, preferences and rights have not otherwise been set forth in the certificate of incorporation.

As of the record date for the TCBI special meeting, TCBI’s issued and outstanding preferred capital stock consisted of 6,000,000 shares of TCBI series A preferred stock.

Voting Rights:	Holders of IBTX common stock are entitled to one (1) vote for each share on all matters with respect to which the holders of IBTX common stock are entitled to vote. IBTX shareholders do not have the right to cumulate their votes with respect to the election of directors.	Holders of TCBI common stock are entitled to one (1) vote for each share of stock on all matters with respect to which the holders of TCBI common stock are entitled to vote. Holders of TCBI series A preferred stock are entitled to one (1) vote for each share of stock on a limited number of matters set forth in the TCBI series A preferred stock certificate of designation or as otherwise required by Delaware law. TCBI shareholders do not have the right to cumulate their votes with respect to the election of directors.

Size of Board of Directors:	The IBTX certificate of formation provides that the number and class of directors shall be fixed from time to time by the affirmative vote of a majority of the entire board of directors or pursuant to the bylaws.	The TCBI bylaws provide that its board of directors shall consist of at least one (1) and no more than fifteen (15) directors. Any change in the number of directors of the TCBI board of directors requires a resolution of the

	IBTX	TCBI

The certificate of formation also provides that any increase or decrease to the number of directors is to be apportioned among the classes so as to maintain as nearly as possible the representation of one-third of the directors in each class. IBTX currently has ten (10) directors on its board, following the resignation of Mark Gormley from the board on January 20, 2020.

Following the completion of the merger, the statement of designations for the IBTX series B preferred stock will provide that the size of the IBTX board of directors will automatically increase by two (2) additional directors (the “IBTX preferred stock directors”) if dividends payable on the IBTX series B preferred stock have not been paid pursuant to the terms of the IBTX series B preferred stock statement of designations in an aggregate amount equal to full dividends for six (6) or more quarterly dividend periods, whether or not consecutive. The IBTX series B preferred stock statement of designations will further provide that the right of holders of IBTX series B preferred stock to elect the IBTX preferred stock directors will terminate once dividends have been paid in full for at least four consecutive quarterly dividend periods, and the size of the IBTX board of directors will be reduced accordingly.

TCBI board of directors adopted by a majority of the directors then in office, even if less than a quorum. Any change in the number of directors of the board of directors to increase the total number of permitted directors requires an amendment to the bylaws. TCBI currently has twelve (12) directors on its board.

The certificate of designation for the TCBI series A preferred stock provides that the size of the TCBI board of directors will automatically increase by two (2) additional directors (the “TCBI preferred stock directors”) if dividends payable on the TCBI series A preferred stock have not been paid pursuant to the terms of the TCBI series A preferred stock certificate of designation in an aggregate amount equal to full dividends for six (6) or more quarterly dividend periods, whether or not consecutive. The TCBI series A preferred stock certificate of designation further provides that the right of holders of TCBI series A preferred stock to elect the TCBI preferred stock directors will terminate once dividends have been paid in full for at least four consecutive quarterly dividend periods, and the size of the TCBI board of directors will be reduced accordingly.

Classes of Directors	The IBTX certificate of formation provides for three (3) classes of directors, which are intended to consist, as nearly as possible, of one-third (1/3) of the total number of directors serving on the board. The directors are elected to a three (3) year term. The elections of the directors are staggered such that one class of directors will be elected in each year.	TCBI’s charter does not separate the directors into classes with staggered, multi-year terms of office. Instead, directors are elected to one-year terms.

Election of Directors:	Under Texas law, directors are elected by a plurality of the votes cast by the shareholders entitled to vote in the election of directors at a meeting of the	Under TCBI’s bylaws, directors are elected by a plurality of the votes cast by the shareholders entitled to vote in the election.

IBTX	TCBI

shareholders at which a quorum is present unless otherwise provided in the certificate of formation or bylaws.

The IBTX bylaws provide that directors shall be elected by an affirmative majority of the votes cast by the shares entitled to vote who are present, in person or by proxy, and entitled to vote on the election of directors at any such meeting of shareholders at which a quorum is present. For purposes of the preceding sentence, a majority of the votes cast means that the number of shares voted “for” a director must exceed the number of shares “against” that director, with “abstentions” and “broker non-votes” not counted as votes cast with respect to the director. A director who does not receive a majority of votes cast and is therefore not elected shall tender his/her resignation as a director to IBTX’s Corporate Governance and Nominating Committee. Notwithstanding the foregoing, in a contested election, the persons receiving a plurality of the votes cast shall be elected directors. An election shall be considered contested if the Secretary of IBTX receives a timely notice that a shareholder has nominated a person for election to the board of directors in compliance with the advance notice requirements for shareholder nominees for director set forth in the bylaws, and such nomination has not been withdrawn by such shareholder on or prior to the tenth (10th) day before the applicable shareholder meeting.

The IBTX certificate of formation provides for three classes of directors, which are intended to consist, as nearly as possible, of one-third of the total number of directors serving on the board. The directors are elected to a three-year term. The elections of the directors are staggered such that one class of directors will be elected in each year.

TCBI has a director resignation policy that provides that, in an uncontested election, any nominee for election as a director who receives a greater number of “withhold” votes than votes “for” election must deliver his or her resignation to the board of directors. The TCBI board of directors will determine whether to accept the resignation based upon the recommendation of the Governance and Nominating Committee and consideration of the circumstances. The board of directors will act on the Governance and Nominating Committee’s recommendation within ninety (90) days following certification of the shareholder vote.

	IBTX	TCBI
Vacancies on the Board of Directors:

The IBTX certificate of formation provides that any vacancy on the board occurring between annual meetings of shareholders, including up to two (2) newly created directorships, may be filled by a majority of the board of directors then in office (even if less than a quorum), or by a sole remaining director. Any director of any class elected to fill a vacancy resulting from an increase in the number of directors in such class shall hold office for a term ending with the next election of directors. Any director elected to fill a vacancy not resulting from an increase in the number of directors shall have the same remaining term as that of his or her predecessor.

For certain additional bylaw provisions that will govern the board of directors of the combined company following the merger, see the section entitled “The Merger—Governance of the Combined Company After the Merger” beginning on page 142.

Following the completion of the merger, with respect to the IBTX preferred stock directors, if any, the IBTX series B preferred stock statement of designations will provide that in the case any vacancy occurs among the IBTX preferred stock directors, a successor director will be elected by the then remaining IBTX preferred stock director or, if no IBTX preferred stock director remains in office, by a plurality of the votes cast by the holders of the IBTX series B preferred stock (and any other series or class of preferred stock of IBTX upon which similar voting rights have been conferred).

TCBI’s bylaws provide that vacancies on the TCBI board of directors and newly created directorships resulting from an increase in the number of directors may be filled by the affirmative vote of a majority of the remaining directors for the unexpired term or, in the case of a new directorship(s), until the next meeting of the TCBI shareholders.

With respect to the TCBI preferred stock directors, if any, the TCBI series A preferred stock certificate of designation provides that in the case any vacancy occurs among the TCBI preferred stock directors, a successor director will be elected by the then remaining TCBI preferred stock director or, if no TCBI preferred stock director remains in office, by a plurality of the votes cast by the holders of the TCBI series A preferred stock (and any other series or class of preferred stock of TCBI upon which similar voting rights have been conferred).

Removal of Directors:	IBTX’s certificate of formation provides that, subject to the rights of holders of a class of stock having the right to elect a director solely by the holders of that class, any director may be removed only (i) for cause and (ii) by the affirmative vote of the holders of a majority of the combined voting power of the	The TCBI bylaws provide that, except as otherwise required by applicable law and subject to any rights of the holders of any shares of any class of capital stock then outstanding having the right to elect or designate one or more directors, any director or the entire TCBI board of directors may be removed from office at

	IBTX	TCBI

outstanding stock of all classes and series entitled to vote in the election of directors, voting together as a single class.

Following the completion of the merger, with respect to the IBTX preferred stock directors, if any, the statement of designations for the IBTX series B preferred will provide that an IBTX preferred stock director may be removed at any time without cause by the holders of IBTX series B preferred stock (and any other series or class of preferred stock of IBTX upon which similar voting rights have been conferred) representing at least a majority of the combined liquidation preference of the preferred stock then outstanding.

For certain additional bylaw provisions that will govern the board of directors of the combined company following the merger, see the section entitled “The Merger—Governance of the Combined Company After the Merger” beginning on page 142.

any time, with or without cause, by the affirmative vote of the holders of at least a majority of the shares then entitled to vote at an election of directors of the TCBI board of directors.

With respect to the TCBI preferred stock directors, if any, the certificate of designation for the TCBI series A preferred stock provides that a TCBI preferred stock director may be removed at any time without cause by the holders of TCBI series A preferred stock (and any other series or class of preferred stock of TCBI upon which similar voting rights have been conferred) representing at least a majority of the combined liquidation preference of the preferred stock then outstanding.

Amendments to Organizational Documents:

Under Texas law, a corporation’s certificate of formation may be amended by the affirmative vote of the holders of two-thirds (2/3) of the outstanding shares entitled to vote on the amendment, and, if entitled to vote by class or series of shares, by the holders of two-thirds (2/3) of the outstanding shares of each class or series entitled to vote on the amendment, unless a different number, not less than a majority of shares entitled to vote on the matter or class or series entitled to vote on the matter, is specified in the corporation’s certificate of formation. The IBTX certificate of formation does not specify any additional requirements to amend the IBTX certificate of formation.

The IBTX bylaws provide that the IBTX bylaws may be adopted, repealed, altered or amended, and new bylaw provisions may be adopted, by a majority of the entire board of directors at any meeting thereof. The IBTX bylaws also provide

Under Delaware law, a corporation’s certificate of incorporation may be amended by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote on the amendment, and, if entitled to vote by class or series of shares, by the holders of a majority of the outstanding shares of each class or series entitled to vote on the amendment, unless a different number, not less than a majority of shares entitled to vote on the matter or class or series entitled to vote on the matter, is specified in the corporation’s certificate of incorporation. The certificate of incorporation of TCBI does not specify any additional requirements to amend the TCBI certificate of incorporation.

The TCBI bylaws provide that they may be altered, amended or repealed or new bylaws may be adopted at any annual meeting of the shareholders or at any special meeting of the shareholders at

	IBTX	TCBI

that the IBTX shareholders have the power to amend, alter or repeal any provision of the IBTX bylaws only by the affirmative vote of the holders of a majority or more of the outstanding shares of voting common stock of IBTX at a meeting of the shareholders called for this purpose.

The IBTX bylaws as amended pursuant to the merger agreement will implement certain governance matters for the combined company following completion of the merger. Certain of these governance provisions require the approval of seventy-five percent (75%) of the full board of directors in order for the board of directors to amend (or propose or recommend that the shareholders amend) such provisions. See the section entitled “The Merger—Governance of the Combined Company After the Merger” beginning on page 142.

which a quorum is present or represented, by the affirmative vote of the holders of a majority of the shares entitled to vote at such meeting and present or represented thereat, or by the affirmative vote of a majority of the whole board at any regular meeting of the board or at any special meeting of the board, provided notice of the proposed alteration, amendment or repeal or the adoption of new bylaws is set forth in the notice of such meeting.

Any proposal by a shareholder to adopt, amend or repeal the bylaws must be made in accordance with, and must comply with, the provisions of the bylaws governing business to be brought before a meeting of shareholders.

Shareholder Action by Written Consent:	Shareholder action by written consent is not permitted.

Consistent with Section 228 of the DGCL, the TCBI bylaws provide that any action required to be taken at any annual or special meeting of shareholders, or any action which may be taken at any annual or special meeting of shareholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action taken, are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the corporation.

The TCBI bylaws further provide that no written consent will be effective unless the written consents signed by a sufficient number of holders to take the action are delivered to TCBI within sixty (60) days of the record date for such consent solicitation. Prompt notice of the corporate action without a meeting by less than unanimous written consent

	IBTX	TCBI
shall be given to those shareholders who did not consent in writing.

Special Meetings of Shareholders:

The certificate of formation provides that unless otherwise required by law, special meetings of the shareholders for any purpose may be called by (i) the Chairman of the board or (ii) the Secretary or Assistant Secretary at the written request of either (a) a majority of the board or (b) holders of at least twenty percent (20%) of IBTX’s outstanding capital stock entitled to vote in the election of directors.

The IBTX bylaws further provide that special meetings of IBTX shareholders may be held at such place, within or without the State of Texas, and at such time as shall be stated in the notice of the meeting or in a duly executed waiver of notice thereof. Special meetings of the IBTX shareholders may be called at such place and on such date and at such time as fixed by the appropriate person calling such special meeting of the IBTX shareholders.

Under the TCBI bylaws, a special meeting of shareholders may be called by the Chairman of the TCBI board of directors or the Chief Executive Officer of TCBI, or by the Chairman of the TCBI board of directors or the Chief Executive Officer or Secretary of TCBI at the written request of a majority of the total number of authorized directors, or at the written request of shareholders of record owning at least twenty percent (20%) of all shares issued and outstanding and entitled to vote at the meeting.

The TCBI bylaws further provide that a special shareholder meeting will be held at such place, if any, and on such day and at such time as fixed by the TCBI board of directors, provided that the date of a shareholder requested meeting will not be more than one hundred and twenty (120) days after the date on which the shareholder request is received.

Record Date	Under the IBTX bylaws, the IBTX board of directors may fix a record date, which record date may not be more than sixty (60) or less than ten (10) days before the date of the annual or special meeting, unless otherwise required by applicable law.	Under the TCBI bylaws, the TCBI board of directors may fix a record date, which record date may not be more than sixty (60) or less than ten (10) days before the date of the annual or special meeting, unless otherwise required by applicable law.

Quorum:	The IBTX bylaws provide that the holders of a majority of the votes entitled to be cast by the shareholders entitled to vote, which if any vote is to be taken by classes shall mean the holders of a majority or the votes entitled to be cast by the shareholders of each such class, represented in person or by proxy, shall constitute a quorum at meetings of shareholders of IBTX. If a quorum is not present or represented at a meeting of shareholders, the holders of a majority of the votes entitled to be cast by such shareholders, present in person or	The TCBI bylaws provide that at each meeting of shareholders, the holders of a majority of the votes attributed to the shares of capital stock issued and outstanding and entitled to vote thereat, represented in person or by proxy, shall constitute a quorum for the transaction of business. If a quorum is not present or represented at a meeting of shareholders, the chair of the meeting or holders of a majority of the shares entitled to vote at the meeting who are present or represented by proxy at the meeting may adjourn the meeting.

	IBTX	TCBI
represented by proxy, may adjourn the meeting.

Notice of Shareholder Actions/Meetings:	The IBTX bylaws provide that IBTX must give written notice between ten (10) and sixty (60) days before any shareholder meeting to each shareholder of record entitled to vote at such meeting.	The TCBI bylaws provide that TCBI must give written notice between ten (10) and sixty (60) days before any shareholder meeting to each shareholder of record entitled to vote at such meeting. Notice of any special meeting of shareholders called at the request of the TCBI board of directors or TCBI shareholders must be given within thirty (30) days following the date of the meeting request.

Advance Notice Requirements for Shareholder Nominations and Other Proposals:

The IBTX bylaws provide that a notice of a shareholder to make a nomination of a person for election as a director or to bring a proposal relating to other matters before a meeting shall be made in writing and received by the Secretary of IBTX in the event of an annual meeting of the shareholders, not more than one-hundred twenty (120) days and not less than ninety (90) days in advance of the anniversary date of the immediately preceding annual meeting; provided that, in the event that the annual meeting is called on a date that is not within thirty (30) days before or after such anniversary date, notice by the shareholder in order to be timely must be so received not later than the close of business on the fifteenth (15th) day following the day on which notice of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever first occurs.

In the event of a special meeting of the shareholders, such notice shall be received by the Secretary of IBTX not later than the close of business on the fifteenth (15th) day following the day on which notice of the meeting is first mailed to shareholders or public disclosure of the date of the special meeting was made, whichever occurs first. Only such business as is specified

TCBI’s bylaws provide that, for a proposal relating to the nomination of a director to be elected at an annual or special meeting called by the TCBI board of directors or to bring a proposal relating to other matters at an annual meeting, the shareholder must deliver timely written notice to TCBI’s secretary before the meeting. To be considered timely, the notice must be received by TCBI no later than one hundred (100) days and no more than one hundred and thirty (130) days prior to the one year anniversary of the preceding year’s annual meeting of TCBI shareholders, provided, however, if the date of the annual meeting is more than thirty (30) days before or more than thirty (30) days after such anniversary date, notice must be received, not less than one hundred (100) days nor more than one hundred and thirty (130) days prior to the date of such annual meeting, or, if later, ten (10) days following the day on which a public announcement of the date of such annual meeting was first made.

With respect to a director nomination made by a TCBI shareholder at a special meeting, to be considered timely, the notice must be received by TCBI not less than ninety (90) days nor more than one hundred and twenty days (120) days prior to the date of such special meeting, or, if later, ten (10) days following the

IBTX	TCBI

in the notice of meeting may come before a special meeting.

Every notice by a shareholder must set forth (i) the name and residence of the shareholder of IBTX that intends to make a nomination or bring up any other matter, (ii) a representation that the shareholder is a holder of IBTX’s voting stock which indicates the class and number of shares owned and intends to appear in person or by proxy at the meeting to make the nomination or bring up the matter specified in the notice, (iii) with respect to notice of an intent to make a nomination for a director, a description of all arrangements and understandings between the shareholder and each nominee pursuant to which the nominations are made, (iv) with respect to an intent to make a nomination, such other information regarding each nominee proposed by such shareholder required to be disclosed in a proxy statement filed pursuant to the proxy rules of the SEC had each nominee been nominated by IBTX’s board, and (v) with respect to the notice of intent to bring up any other matter, a description of the matter and any material interest of the shareholder in the matter, and must comply with certain other requirements set forth in the IBTX bylaws.

day on which the date of the special meeting is publicly announced.

Every notice by a shareholder must set forth (i) the name and address of the shareholder of TCBI that intends to make a nomination or bring up any other matter (and in the case of a director nomination, any nominee), (ii) the class or series and number of shares of TCBI that are, directly or indirectly, owned of record or beneficially owned by such shareholder (and in the case of a director nomination, any nominee), (iii) a reasonably detailed description of all agreements, arrangements and understandings between or among any of the proposing shareholders (and in the case of a director nomination, any nominee) or between or among any proposing shareholder (and in the case of a director nomination, any nominee) and any other person or entity in connection with such shareholder’s proposal, (iv) any other information relating to such proposing shareholder (and in the case of a director nomination, any nominee) that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies, (v) a representation that the proposing shareholder intends to appear in person or by proxy at the annual meeting to propose such business and (vi) a representation whether the proposing shareholder intends to deliver a proxy statement or form of proxy, or both, to holders of at least the percentage of TCBI’s outstanding shares required to approve the proposal, or whether the proposing shareholder intends otherwise to solicit proxies from TCBI shareholders in support of the proposal, or both, and must comply with certain other requirements set forth in the TCBI bylaws.

A shareholder’s timely notice in writing and in proper form of business proposed to be properly brought before an annual meeting shall further be updated and

	IBTX	TCBI
supplemented so that the information provided or required to be provided in such notice shall be true and correct as of the record date for determining shareholders entitled to vote at the annual meeting and as of the date, if later, that is ten (10) business days before the date of the annual meeting or any adjournment or postponement thereof. Any such update must be received by the TCBI Secretary not later than five (5) business days after the record date for determining shareholders entitled to vote at the annual meeting (in the case of the update required to be made as of the record date), and not later than eight (8) business days prior to the date for the annual meeting, if practicable (or, if not practicable, on the first practicable date prior to the date of any adjournment or postponement thereof) (in the case of the update and supplement required to be made as of ten (10) business days prior to the date of the annual meeting or any adjournment or postponement thereof).

Limitation of Liability of Directors and Officers:	The IBTX certificate of formation provides that directors are not personally liable to IBTX or its shareholders for monetary damages for an act or omission in their capacity as director, except for (i) a breach of a director’s duty of loyalty to IBTX or its shareholders; (ii) an act or omission not in good faith that constitutes a breach of the directors’ duty to IBTX; (iii) an act or omission not in good faith that involves intentional misconduct or a knowing violation of law; (iv) a transaction from which a director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director’s duties; (v) an act or omission for which the liability of a director is expressly provided by an applicable statute; or (vi) an act related to an unlawful stock repurchase or payment of an improper dividend.	The TCBI certificate of incorporation provides that no TCBI director will be personally liable to TCBI or its shareholders for monetary damages for breach of his duty as a director, except (i) for any breach of his duty of loyalty, (ii) for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction where the TCBI director derived any improper personal benefit, provided that liability shall be limited to the maximum extent permitted from time to time by the DGCL or any successor laws.

	IBTX	TCBI
Indemnification of Directors and Officers:

IBTX’s certificate of formation and bylaws provide for mandatory indemnification of any person who was, is, or is threatened to be, made a party to a proceeding because such person (i) is or was a director or officer of IBTX or (ii) while a director or officer of IBTX, is or was serving at the request of IBTX as a director, officer, partner, employee, agent or similar functionary of another foreign or domestic entity, against all expenses and other amounts reasonably incurred in connection with actual, threatened, or pending proceedings to the fullest extent permitted pursuant to the TBOC and IBTX’s certificate of formation and bylaws. The right to indemnification includes the right to be paid by IBTX the expenses incurred in defending any such proceeding in advance of its final disposition.

IBTX’s certificate of formation and bylaws permit indemnification of any employee and agent of IBTX in the sole discretion of the board, against expenses and other amounts actually and reasonably incurred in connection with actual, threatened, or pending proceedings to the fullest extent permitted pursuant to the TBOC and IBTX’s certificate of formation and bylaws.

Any indemnification provided by IBTX (unless ordered by a court) will be made by IBTX only upon a determination that indemnification is proper in the circumstances because such person has met the applicable standard of conduct set forth in the TBOC. Such determination shall be made (i) by the IBTX board of directors or a committee thereof by a majority vote of a quorum consisting of directors who are disinterested and independent and were not parties to such proceeding, or (ii) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested and independent directors so directs, by independent legal counsel in a written opinion or (iii) by the IBTX

Under TCBI’s certificate of incorporation and bylaws, TCBI must indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such person is or was a director, officer, employee or agent of TCBI, or is or was serving at the request of TCBI as a director, officer, employee or agent of another entity, against expenses (including attorneys’ fees) actually and reasonably incurred so long as such person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of TCBI and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful.

TCBI’s bylaws further provide that TCBI will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of TCBI by reason of the fact that such person is or was a director, officer, employee or agent of TCBI, or is or was serving at the request of TCBI as a director, officer, employee or agent of another entity against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit so long as such person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of TCBI, except that TCBI shall not indemnify any such person adjudged to be liable to TCBI unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought determines that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the

	IBTX	TCBI

shareholders. IBTX will not indemnify any person against expenses, penalties or other payments incurred in respect of an administrative proceeding or action instituted by an appropriate bank regulatory agency if such proceeding or action results in a final order assessing civil money penalties or requiring affirmative action by an individual or individuals in the form of payments to IBTX, except that in this instance, IBTX may indemnify for reasonable expenses actually incurred in connection with such proceeding. In addition, no indemnification will be made of any person if any banking regulatory agency, in connection with a review of such indemnification, determines through appropriate administrative action that such indemnification shall not be made.

IBTX’s bylaws provide that IBTX may purchase and maintain insurance on behalf of its directors, officers, employees and agents against any liability, whether or not IBTX would have the power to indemnify such person against such liability under the TBOC and IBTX’s certificate of formation and bylaws. IBTX maintains such insurance.

Delaware Court of Chancery or such other court deems proper.

Any indemnification provided by TCBI (unless ordered by a court) will only be provided upon a determination that indemnification is proper because the person seeking indemnification has met the applicable standard of conduct summarized above. This determination will be made (i) by the TCBI board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit, or proceeding, or (ii) if such a quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the TCBI shareholders.

TCBI’s bylaws provide that TCBI may purchase and maintain insurance on behalf of its directors, officers, employees and agents against any liability, whether or not TCBI would have the power to indemnify such person against such liability under its bylaws. TCBI maintains such insurance.

Constituencies:	In considering the best interests of IBTX, section 21.401 of the TBOC permits directors of IBTX to consider the long-term and short-term interests of IBTX and its shareholders, including the possibility that those interests may be best served by the continued independence of IBTX. In addition, section 21.401 of the TBOC further permits directors of IBTX to consider, approve or take an action that promotes or has the effect of promoting a social, charitable or environmental purpose.	The DGCL does not have a “constituency statute” similar to TBOC.

Anti-Takeover Provisions:	Under Texas law, an issuing public corporation may not engage in a “business combination” (as defined under the TBOC) with a shareholder who beneficially (i) owns twenty percent (20%) or more of the corporation’s	Section 203 of the DGCL prohibits TCBI, as a Delaware corporation, from engaging in a “business combination” (as defined under the DGCL) with an “interested stockholder” for a period of three (3) years following the time an

IBTX	TCBI

outstanding voting stock or (ii) owns twenty percent (20%) or more of the corporation’s outstanding voting stock during the preceding three (3) year period, otherwise known as an “affiliated shareholder”, or any affiliate or associate of the affiliated shareholder, for a period of three years from the date that person became an affiliated shareholder, unless: (i) the business combination or the acquisition of shares by the affiliated shareholder was approved by the board before the affiliated shareholder became an affiliated shareholder; or (ii) the business combination was approved by the affirmative vote of the holders of at least two-thirds (2/3) of the outstanding voting shares of the corporation not beneficially owned by the affiliated shareholder or an affiliate or associate of the affiliated shareholder, at a meeting of shareholders called for that purpose not less than six months after the affiliated shareholder became an affiliated shareholder. This provision does not apply to a business combination with an affiliated shareholder who became one inadvertently, if the affiliated shareholder (i) divests itself, as soon as practicable, of enough shares to no longer be an affiliated shareholder and (ii) would not at any time within the three (3) year period preceding the announcement of the business combination have been an affiliated shareholder but for the inadvertent acquisition.

IBTX has not opted out of this provision.

interested stockholder becomes such, unless:

•  prior to such time the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•  the transaction in which an interested stockholder became an interested stockholder resulted in the stockholder owning more than eighty-five percent (85%) of the corporation’s voting stock (subject to certain exclusions); or

•  at or subsequent to the time the business combination is approved by the board of directors and authorized at any annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least two-thirds (2/3) of the outstanding voting stock not owned by the interested stockholder.

Under Section 203 of the DGCL, “business combination” means, among other things, (i) merger or consolidation with an interested stockholder, (ii) sale, exchange or other disposition to or with an interested stockholder of ten percent (10%) or more of the aggregate market value of either the assets on a consolidated basis or the outstanding stock of the corporation and (iii) any receipt by an interested stockholder of financial benefits (except proportionately as a shareholder) by or through the corporation other than those expressly permitted by Delaware law. Holding company mergers authorized by Section 251(g) of Delaware law are excluded from the definition of “business combination”. “interested stockholder” is generally defined under

	IBTX	TCBI

Section 203 of the DGCL as any person or an affiliate of any such person (other than the corporation or any of its majority-owned subsidiaries) that beneficially (a) owns fifteen percent (15%) or more of the outstanding voting stock of the corporation or (b) owned fifteen percent (15%) or more of the outstanding voting stock of the corporation at any time within the three (3) year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder, subject to certain exceptions.

Section 203 of the DGCL applies to all Delaware corporations that have not expressly opted out of its provisions in their certificate of incorporation. TCBI has not explicitly opted out of Section 203 of the DGCL in the TCBI certificate of incorporation.

Rights of Dissenting Shareholders:	Under Texas law, a shareholder of IBTX has the rights of dissent and appraisal with respect to a fundamental business transaction, defined as a merger, interest exchange, conversion, or sale of all or substantially all assets. However, under Texas law, a shareholder of IBTX may not dissent from a plan of merger or conversion in which there is a single surviving or new Texas entity, or from a plan of exchange, if (i) the shareholder is not required by the terms of the plan of merger, conversion, or exchange to accept for the shareholder’s ownership interest any consideration that is different from the consideration to be provided to any other holder of an ownership interest of the same class or series as the ownership interest held by the owner; and (ii) the shareholder is not required by the terms of the plan of merger, conversion, or exchange to accept for the shareholder’s ownership interest any consideration other than (A) ownership interests, or depository receipts in respect of ownership interests, that, immediately after the effective date	Section 262 of the DGCL provides that a shareholder of a Delaware corporation may receive payment of the fair value of his or her stock if the shareholder dissents from certain major corporate transactions, including a proposed merger or consolidation. However, dissenters’ rights generally are not available to holders of a class of shares of capital stock either listed on a national securities exchange or held of record by more than 2,000 holders. Notwithstanding the foregoing, appraisal rights are available for shares of any class or series of stock if the holders thereof are required by the terms of a merger agreement to accept for such stock anything except (i) shares or depository receipts of any other corporation which at the effective date of the merger will be either listed on a national securities exchange or held of record by more than 2,000 holders, (ii) shares of stock or depositary receipts of the surviving corporation in the merger, (iii) cash in lieu of fractional

	IBTX	TCBI
	of the merger, conversion, or exchange will be part of a class or series of ownership interests, or depository receipts in respect of ownership interests, that are (1) listed on a national securities exchange or authorized for listing on the exchange on official notice of issuance; or (2) held of record by at least 2,000 owners; (B) cash instead of fractional ownership interests the shareholder would otherwise be entitled to receive; or (C) any combination of such ownership interests and cash.	shares or fractional depository receipts or (iv) any combination of (i), (ii) or (iii).

Shareholder Rights Plan:	IBTX does not currently have a shareholder rights plan in effect.	TCBI does not currently have a shareholder rights plan in effect.

LEGAL MATTERS

The validity of the shares of IBTX common stock and IBTX series B preferred stock to be issued by IBTX in connection with the merger will be passed upon by Mark Haynie, Executive Vice President & General Counsel of Independent Bank Group, Inc. As of January 15, 2020, Mr. Haynie beneficially owned shares of IBTX common stock representing less than 1% of the total outstanding shares of IBTX common stock.

Certain federal income tax consequences of the merger will be passed upon for IBTX by Wachtell, Lipton, Rosen & Katz, New York, New York, counsel for IBTX, and for TCBI by Sullivan  & Cromwell LLP, New York, New York, counsel for TCBI.

EXPERTS

The consolidated financial statements of IBTX as of December 31, 2018 and 2017, and for each of the years in the three year period ended December 31, 2018 and the effectiveness of internal control over financial reporting as of December 31, 2018 incorporated in this joint proxy statement/prospectus by reference from IBTX’s Annual Report on Form 10-K for the year ended December 31, 2018, have been audited by RSM US LLP, an independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Texas Capital Bancshares, Inc. appearing in Texas Capital Bancshares, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2018, and the effectiveness of Texas Capital Bancshares, Inc.’s internal control over financial reporting as of December 31, 2018 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Guaranty as of December 31, 2018 and 2017, and for each of the years in the three year period ended December 31, 2018, incorporated in this joint proxy statement/prospectus by reference to IBTX’s Current Report on Form 8-K filed on January 21, 2020, have been audited by Crowe LLP, an independent registered public accounting firm, as stated in their report incorporated by reference herein. Such consolidated financial statements are incorporated by reference herein in reliance upon the report of such firm as experts in accounting and auditing.

DEADLINES FOR SUBMITTING SHAREHOLDER PROPOSALS

IBTX

If an IBTX shareholder wishes to submit a shareholder proposal pursuant to Rule 14a-8 under the Exchange Act for inclusion in IBTX’s proxy statement for its 2020 annual meeting of shareholders (the “IBTX 2020 annual meeting”), IBTX must have received such proposal and supporting statements, if any, at its principal executive office no later than December 24, 2019, unless the date of IBTX’s 2020 annual meeting of shareholders is changed by more than thirty (30) days from May 23, 2020 (the one-year anniversary date of the 2019 annual meeting), in which case the proposal must be received a reasonable time before IBTX begins to print and mail its proxy materials.

If a shareholder desires to submit a shareholder proposal outside of Rule 14a-8 to be brought before the IBTX 2020 annual meeting, the shareholder must give timely notice in writing to Jan Webb, Corporate Secretary; 7777 Henneman Way, McKinney, Texas 75070; fax: (972) 562-5496; e-mail: jwebb@ibtx.com. IBTX must receive such notice at its principal executive office not less than ninety (90) days nor more than one-hundred and twenty

(120) days prior to the one-year anniversary date of IBTX’s 2019 annual meeting, pursuant to the IBTX bylaws, unless the date of the IBTX 2020 annual meeting is changed by more than thirty (30) days from May 23, 2020 (the one-year anniversary date of the 2019 annual meeting), in which case the proposal must be received not later than the close of business on the fifteenth (15th) day following the day on which notice of the date of the IBTX 2020 annual meeting was mailed or public disclosure of the date of the IBTX 2020 annual meeting was made, whichever first occurs. A shareholder’s notice to Jan Webb must set forth, as to each matter the shareholder proposes to bring before the IBTX 2020 annual meeting:

(i)	the name and residence address of the shareholder of IBTX who intends to make a nomination or present any other matter;

(ii)

a representation that the shareholder is a holder of IBTX’s voting stock (indicating the class and number of shares owned) and intends to appear in person or by proxy at the annual meeting to make the nomination or bring up the matter specified in the notice;

(iii)

with respect to notice of an intent to make a nomination for the election of a person as a director of IBTX, a description of all arrangements or understandings among the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder;

(iv)

with respect to an intent to make a nomination, such other information regarding each nominee proposed by such shareholder as would have been required to be included in a proxy statement filed pursuant to the proxy rules of the SEC had each nominee been nominated by the board of directors of IBTX, and certain other information as set forth in IBTX’s bylaws; and

(v)	with respect to the notice of an intent to bring up any other matter, a description of the matter, and any material interest of the shareholder in the matter.

Notice of intent to make a nomination of a person for election as a director of IBTX shall be accompanied by the written consent of each nominee to serve as director of IBTX if so elected. Any such nomination or other proposals must comply with certain additional requirements set forth in IBTX’s bylaws.

Such proposals should be submitted in writing to: Independent Bank Group, Inc.; Jan Webb, Corporate Secretary; 7777 Henneman Way, McKinney, Texas 75070; fax: (972) 562-5496; e-mail: jwebb@ibtx.com.

TCBI

Shareholder Proposals for 2020. TCBI shareholders interested in submitting a proposal for inclusion in the proxy materials for the 2020 annual meeting of TCBI shareholders (the “TCBI 2020 annual meeting”) may do so by following the procedures prescribed in Exchange Act Rule 14a-8. To be eligible for inclusion, shareholder proposals must be received by TCBI at the following address: Texas Capital Bancshares, Inc., Attn: Secretary, 2000 McKinney Avenue, Suite 700, Dallas, Texas 75201, no later than November 8, 2019.

Shareholder Nominees for Director. TCBI shareholders may submit nominees for director in accordance with TCBI’s bylaws. Under TCBI’s bylaws, a shareholder’s notice to nominate a director must be in writing and set forth (1) as to each proposed nominee, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required pursuant to Regulation 14A under the Exchange Act, including, without limitation, such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected; and (2) as to such shareholder, the shareholder’s name and address, and the class and number of shares of stock of TCBI that are beneficially owned by such shareholder. Nominations for director for the TCBI 2020 annual meeting must generally be delivered to TCBI’s principal executive offices not later than one hundred (100) days and no more than one hundred and thirty (130) days prior to April 16, 2020, the one year anniversary of the 2019 annual meeting of TCBI shareholders, provided such meeting is held within thirty (30) days of such anniversary date. Nominations should be directed to: Texas Capital Bancshares, Inc., Attn: Secretary, 2000 McKinney Avenue, Suite 700, Dallas, Texas 75201.

Advance Notice Procedures. Under TCBI’s bylaws, no business may be brought before an annual meeting unless it is brought before the meeting by or at the direction of the board of directors or by a shareholder who has delivered timely notice to TCBI. Such notice must contain certain information specified in the bylaws and be received not later than one hundred (100) days and no more than one hundred and thirty (130) days prior to April 16, 2020, the one year anniversary of the 2019 annual meeting of TCBI shareholders, provided such meeting is held within thirty (30) days of such anniversary date, to the following address: Texas Capital Bancshares, Inc., Attn: Secretary, 2000 McKinney Avenue, Suite 700, Dallas, Texas 75201. These requirements are separate from the SEC’s requirements that a shareholder must meet in order to have a shareholder proposal included in TCBI’s proxy statement at the TCBI 2020 special meeting pursuant to Rule 14a-8 under the Exchange Act.

WHERE YOU CAN FIND MORE INFORMATION

IBTX and TCBI file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including both IBTX and TCBI, which can be accessed at http://www.sec.gov. In addition, documents filed with the SEC by IBTX, including the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, will be available free of charge by accessing the Investor Relations page of IBTX’s website at www.ibtx.com or, alternatively, by directing a request by telephone or mail to Independent Bank Group, Inc., 7777 Henneman Way, McKinney, Texas 75070, (972) 562-9004, and documents filed with the SEC by TCBI will be available free of charge by accessing TCBI’s website at www.texascapitalbank.com under the tab “About Us,” and then under the heading “Investor Relations” or, alternatively, by directing a request by telephone or mail to Texas Capital Bancshares, Inc., 2000 McKinney Avenue, Suite 700, Dallas, Texas 75201, (214) 932-6600. The web addresses of the SEC, IBTX and TCBI are included as inactive textual references only. Except as specifically incorporated by reference into this joint proxy statement/prospectus, information on those web sites is not part of this joint proxy statement/prospectus.

IBTX has filed a registration statement on Form S-4 under the Securities Act with the SEC with respect to IBTX’s securities to be issued in the merger. This document constitutes the prospectus of IBTX filed as part of the registration statement. This document does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement and its exhibits are available for inspection and copying as set forth above.

Statements contained in this joint proxy statement/prospectus, or in any document incorporated by reference into this joint proxy statement/prospectus, regarding the contents of any contract or other document, are not necessarily complete, and each such statement is qualified in its entirety by reference to that contract or other document filed as an exhibit with the SEC. The SEC allows IBTX and TCBI to incorporate by reference into this document documents filed with the SEC by IBTX and TCBI. This means that the companies can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this document, and later information that we file with the SEC will update and supersede that information. IBTX and TCBI incorporate by reference the documents listed below and any documents filed by IBTX or TCBI under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this joint proxy statement/prospectus and until the date that the offering is terminated:

IBTX filings (SEC File No. 001-35854)	Periods Covered or Date of Filing with the SEC
Annual Report on Form 10-K	Fiscal year ended December 31, 2018, filed February 28, 2019

Quarterly Reports on Form 10-Q	Quarterly period ended March 31, 2019, filed April 25, 2019; quarterly period ended June 30, 2019, filed July 25, 2019; and quarterly period ended September 30, 2019, filed October 24, 2019

Current Reports on Form 8-K	Filed January 2, 2019 (and as amended on March 19, 2019), January 22, 2019, January 30, 2019 (SEC Film No. 19550769), April 23, 2019 (SEC Film No. 19762178), April 24, 2019, May 17, 2019, May 28, 2019, July 24, 2019, July 26, 2019, October 23, 2019, November 12, 2019, December 9, 2019, December 13, 2019 and January 21, 2020

IBTX filings (SEC File No. 001-35854)	Periods Covered or Date of Filing with the SEC
(other than the portions of those documents not deemed to be filed)

Definitive Proxy Statement on Schedule 14A	Filed April 23, 2019

The description of IBTX’s common stock contained in IBTX’s Registration Statement filed on Form 8-A with the SEC, including all amendments and reports filed with the SEC for purposes of updating such description	Filed April 2, 2013

TCBI filings (SEC File No. 001-34657)	Periods
Annual Report on Form 10-K	Fiscal year ended December 31, 2018, filed February 14, 2019

Quarterly Reports on Form 10-Q	Quarterly period ended March 31, 2019, filed April 18, 2019; quarterly period ended June 30, 2019, filed July 18, 2019; and quarterly period ended September 30, 2019, filed October 17, 2019

Current Reports on Form 8-K	Filed April 17, 2019, July 11, 2019, July 29, 2019, December 9, 2019 and December 13, 2019 (other than the portions of those documents not deemed to be filed)

Definitive Proxy Statement on Schedule 14A	Filed March 7, 2019

Notwithstanding the foregoing, information furnished by IBTX or TCBI on any Current Report on Form 8-K, including the related exhibits, that, pursuant to and in accordance with the rules and regulations of the SEC, is not deemed “filed” for purposes of the Exchange Act will not be deemed to be incorporated by reference into this joint proxy statement/prospectus.

You may request a copy of the documents incorporated by reference into this document. Requests for documents should be directed to:

if you are an IBTX shareholder: Independent Bank Group, Inc. 7777 Henneman Way McKinney, Texas 75070 (972) 562-9004 Attn: Paul Langdale, Vice President and Investor Relations Officer	if you are a TCBI shareholder: Texas Capital Bancshares, Inc. 2000 McKinney Avenue Suite 700 Dallas, Texas 75201 (214) 932-6600 Attn: Julie L. Anderson Chief Financial Officer and Secretary

This document does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this document, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this document nor any distribution of securities pursuant to this document shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated into this document by reference or in our affairs since the date of this document. The information contained in this document with respect to IBTX was provided by IBTX and the information contained in this document with respect to TCBI was provided by TCBI.

Annex A

AGREEMENT AND PLAN OF MERGER

by and between

TEXAS CAPITAL BANCSHARES, INC.

and

INDEPENDENT BANK GROUP, INC.

Dated as of December 9, 2019

ARTICLE I

THE MERGER

1.1	The Merger	A-1
1.2	Closing	A-1
1.3	Effective Time	A-2
1.4	Effects of the Merger	A-2
1.5	Conversion of TCBI Common Stock	A-2
1.6	IBTX Stock	A-3
1.7	TCBI Preferred Stock	A-3
1.8	Treatment of TCBI Equity Awards	A-3
1.9	Certificate of Formation of Surviving Entity	A-4
1.10	Bylaws of Surviving Entity	A-4
1.11	Tax Consequences	A-5
1.12	Bank Merger	A-5

ARTICLE II

EXCHANGE OF SHARES

2.1	IBTX to Make Consideration Available	A-5
2.2	Exchange of Shares	A-5

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF TCBI

3.1	Corporate Organization	A-8
3.2	Capitalization	A-9
3.3	Authority; No Violation	A-10
3.4	Consents and Approvals	A-10
3.5	Reports	A-11
3.6	Financial Statements	A-11
3.7	Broker’s Fees	A-12
3.8	Absence of Certain Changes or Events	A-13
3.9	Legal and Regulatory Proceedings	A-13
3.10	Taxes and Tax Returns	A-13
3.11	Employees	A-14
3.12	SEC Reports	A-16
3.13	Compliance with Applicable Law	A-16
3.14	Certain Contracts	A-18
3.15	Agreements with Regulatory Agencies	A-19
3.16	Environmental Matters	A-19
3.17	Investment Securities and Commodities	A-19
3.18	Real Property	A-20
3.19	Intellectual Property	A-20
3.20	Related Party Transactions	A-20
3.21	State Takeover Laws	A-21
3.22	Reorganization	A-21
3.23	Opinions of Financial Advisors	A-21

A-i

3.24	TCBI Information	A-21
3.25	Loan Portfolio	A-21
3.26	Insurance	A-22
3.27	Investment Advisor Subsidiary	A-22
3.28	No Broker-Dealer Subsidiary	A-22
3.29	No Other Representations or Warranties	A-23

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF IBTX

4.1	Corporate Organization	A-23
4.2	Capitalization	A-24
4.3	Authority; No Violation	A-25
4.4	Consents and Approvals	A-25
4.5	Reports	A-26
4.6	Financial Statements	A-26
4.7	Broker’s Fees	A-27
4.8	Absence of Certain Changes or Events	A-28
4.9	Legal and Regulatory Proceedings	A-28
4.10	Taxes and Tax Returns	A-28
4.11	Employees	A-29
4.12	SEC Reports	A-30
4.13	Compliance with Applicable Law	A-31
4.14	Certain Contracts	A-32
4.15	Agreements with Regulatory Agencies	A-33
4.16	Environmental Matters	A-34
4.17	Investment Securities and Commodities	A-34
4.18	Real Property	A-34
4.19	Intellectual Property	A-34
4.20	Related Party Transactions	A-35
4.21	State Takeover Laws	A-35
4.22	Reorganization	A-35
4.23	Opinions of Financial Advisors	A-35
4.24	IBTX Information	A-35
4.25	Loan Portfolio	A-35
4.26	Insurance	A-36
4.27	Investment Advisor Subsidiary	A-36
4.28	No Broker-Dealer Subsidiary	A-37
4.29	No Other Representations or Warranties	A-37

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1	Conduct of Businesses Prior to the Effective Time	A-37
5.2	Forbearances	A-37

A-ii

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1	Regulatory Matters	A-40
6.2	Access to Information; Confidentiality	A-41
6.3	Shareholders’ Approvals	A-42
6.4	Legal Conditions to Merger	A-43
6.5	Stock Exchange Listing	A-43
6.6	Employee Matters	A-43
6.7	Indemnification; Directors’ and Officers’ Insurance	A-45
6.8	Additional Agreements	A-46
6.9	Advice of Changes	A-46
6.10	Shareholder Litigation	A-46
6.11	Corporate Governance; Headquarters; Name	A-46
6.12	Acquisition Proposals	A-47
6.13	Public Announcements	A-48
6.14	Change of Method	A-49
6.15	Restructuring Efforts	A-49
6.16	Takeover Restrictions	A-49
6.17	Treatment of TCBI Indebtedness	A-49
6.18	Exemption from Liability Under Section 16(b)	A-50

ARTICLE VII

CONDITIONS PRECEDENT

7.1	Conditions to Each Party’s Obligation to Effect the Merger	A-50
7.2	Conditions to Obligations of IBTX	A-51
7.3	Conditions to Obligations of TCBI	A-51

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1	Termination	A-52
8.2	Effect of Termination	A-53

ARTICLE IX

GENERAL PROVISIONS

9.1	Amendment	A-54
9.2	Extension; Waiver	A-55
9.3	Nonsurvival of Representations, Warranties and Agreements	A-55
9.4	Expenses	A-55
9.5	Notices	A-55
9.6	Interpretation	A-56
9.7	Counterparts	A-56
9.8	Entire Agreement	A-56
9.9	Governing Law; Jurisdiction	A-56
9.10	Waiver of Jury Trial	A-57
9.11	Assignment; Third-Party Beneficiaries	A-57

A-iii

9.12	Specific Performance	A-57
9.13	Severability	A-57
9.14	Confidential Supervisory Information	A-58
9.15	Delivery by Facsimile or Electronic Transmission	A-58

Exhibit A – Form of IBTX Certificate Amendment
Exhibit B – Form of IBTX Bylaw Amendment

A-iv

INDEX OF DEFINED TERMS

Page
Acquisition Proposal	A-48
affiliate	A-56
Agreement	A-1
Bank Merger	A-5
Bank Merger Agreement	A-5
Bank Merger Certificates	A-5
BHC Act	A-8
Certificates of Merger	A-2
Chosen Courts	A-57
Closing	A-1
Closing Date	A-1
Code	A-1
Committees	A-47
Confidentiality Agreement	A-42
Continuing Employees	A-43
Delaware Secretary	A-2
DGCL	A-1
Effective Time	A-2
Enforceability Exceptions	A-10
Environmental Laws	A-19
ERISA	A-14
ESPP	A-4
Exchange Act	A-12
Exchange Agent	A-5
Exchange Fund	A-5
Exchange Ratio	A-2
FDIC	A-9
Federal Reserve Board	A-10
GAAP	A-8
Governmental Entity	A-11
IBTX	A-1
IBTX 401(k) Plan	A-45
IBTX Advisory Entity	A-36
IBTX Benefit Plans	A-29
IBTX Board Recommendation	A-42
IBTX Bylaw Amendment	A-4
IBTX Bylaws	A-23
IBTX Certificate Amendment	A-4
IBTX Certificate of Formation	A-23
IBTX Common Stock	A-2
IBTX Contract	A-33
IBTX Director	A-47
IBTX Disclosure Schedule	A-23
IBTX Equity Awards	A-24
IBTX ERISA Affiliate	A-29
IBTX Meeting	A-42
IBTX Owned Properties	A-34
IBTX Qualified Plans	A-29
IBTX Real Property	A-34

A-v

Page
IBTX Regulatory Agreement	A-33
IBTX Reports	A-30
IBTX Restricted Stock Awards	A-24
IBTX Securities	A-24
IBTX Subsidiary	A-23
IBTX Subsidiary Bank	A-5
IBTX Subsidiary Securities	A-24
Intellectual Property	A-20
Investment Advisers Act	A-22
IRS	A-14
Joint Proxy Statement	A-11
knowledge	A-56
Liens	A-10
Loans	A-21
made available	A-56
Material Adverse Effect	A-8
Materially Burdensome Regulatory Condition	A-41
Merger	A-1
Merger Consideration	A-2
Multiemployer Plan	A-14
Multiple Employer Plan	A-15
NASDAQ	A-3
Net Share	A-3
New Benefit Plans	A-44
New Certificates	A-5
New IBTX Preferred Stock	A-3
Old Certificate	A-2
PBGC	A-15
Per Share Cash Equivalent Consideration	A-3
Permitted Encumbrances	A-20
person	A-56
Premium Cap	A-45
Recommendation Change	A-42
Regulatory Agencies	A-11
Representatives	A-47
Requisite IBTX Vote	A-25
Requisite Regulatory Approvals	A-41
Requisite TCBI Vote	A-10
S-4	A-11
Sarbanes-Oxley Act	A-12
SEC	A-11
Securities Act	A-16
SRO	A-11
Subsidiary	A-8
Surviving Entity	A-1
Takeover Restrictions	A-21
Tax	A-14
Tax Return	A-14
Taxes	A-14
TBOC	A-1
TCBI	A-1

A-vi

Page
TCBI 401(k) Plan	A-44
TCBI Advisory Entity	A-22
TCBI Benefit Plans	A-14
TCBI Board Recommendation	A-42
TCBI Bylaws	A-8
TCBI Certificate of Incorporation	A-8
TCBI Common Stock	A-2
TCBI Compensation Committee	A-4
TCBI Contract	A-18
TCBI Director	A-47
TCBI Disclosure Schedule	A-7
TCBI Equity Awards	A-9
TCBI ERISA Affiliate	A-14
TCBI Indemnified Parties	A-45
TCBI Insiders	A-50
TCBI Meeting	A-42
TCBI Owned Properties	A-20
TCBI Performance Unit Award	A-4
TCBI Preferred Stock	A-3
TCBI Qualified Plans	A-14
TCBI Real Property	A-20
TCBI Regulatory Agreement	A-19
TCBI Reports	A-16
TCBI Restricted Stock Award	A-3
TCBI RSU Award	A-3
TCBI SAR	A-3
TCBI Securities	A-9
TCBI Subsidiary	A-8
TCBI Subsidiary Bank	A-5
TCBI Subsidiary Securities	A-9
Termination Date	A-53
Termination Fee	A-53
Texas Secretary	A-2

A-vii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of December 9, 2019 (this “Agreement”), by and between Texas Capital Bancshares, Inc., a Delaware corporation (“TCBI”), and Independent Bank Group, Inc., a Texas corporation (“IBTX”).

W I T N E S S E T H:

WHEREAS, the Boards of Directors of IBTX and TCBI have determined that it is in the best interests of their respective companies and their shareholders to consummate the strategic business combination transaction provided for herein, pursuant to which TCBI will, subject to the terms and conditions set forth herein, merge with and into IBTX (the “Merger”), so that IBTX is the surviving entity (hereinafter sometimes referred to in such capacity as the “Surviving Entity”) in the Merger;

WHEREAS, in furtherance thereof, the respective Boards of Directors of IBTX and TCBI have approved the Merger and this Agreement;

WHEREAS concurrently with the execution and delivery of this Agreement and as a condition to TCBI’s willingness to enter into this Agreement, TCBI and a certain stockholder of IBTX are entering into a voting agreement, pursuant to which, among other things, such stockholder has agreed to vote to approve this Agreement, upon the terms and subject to the conditions set forth therein;

WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a plan of reorganization for purposes of Sections 354 and 361 of the Code; and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE MERGER

1.1    The Merger. Subject to the terms and conditions of this Agreement, in accordance with the Texas Business Organizations Code (the “TBOC”) and the Delaware General Corporation Law (the “DGCL”), at the Effective Time, TCBI shall merge with and into IBTX pursuant to this Agreement. IBTX shall be the Surviving Entity in the Merger, and shall continue its corporate existence under the laws of the State of Texas. Upon consummation of the Merger, the separate corporate existence of TCBI shall terminate.

1.2     Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place by electronic exchange of documents at 10:00 a.m., New York City time, on a date which shall be no later than three (3) business days after the satisfaction or waiver (subject to applicable law) of all the conditions set forth in Article VII hereof (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof), unless another date, time or place is agreed to in writing by TCBI and IBTX. The date on which the Closing occurs is referred to as the “Closing Date.”

1.3    Effective Time. On or (if agreed by TCBI and IBTX) prior to the Closing Date, IBTX and TCBI, respectively, shall cause to be filed a certificate of merger with the Secretary of State of the State of Delaware (the “Delaware Secretary”) and a certificate of merger with the Secretary of State of the State of Texas (the “Texas Secretary”) (collectively, the “Certificates of Merger”). The Merger shall become effective at such time as specified in the Certificates of Merger in accordance with the relevant provisions of the TBOC and DGCL, or at such other time as shall be provided by applicable law (such time hereinafter referred to as the “Effective Time”).

1.4    Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of the TBOC and the DGCL.

1.5    Conversion of TCBI Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of IBTX, TCBI or the holder of any securities of IBTX or TCBI:

(a)    Subject to Section 2.2(e), each share of the common stock, par value $0.01 per share, of TCBI issued and outstanding immediately prior to the Effective Time (the “TCBI Common Stock”), except for shares of TCBI Common Stock owned by TCBI or IBTX (in each case other than shares of TCBI Common Stock (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties or (ii) held, directly or indirectly, by TCBI or IBTX in respect of debts previously contracted), shall be converted into the right to receive 1.0311 shares (the “Exchange Ratio” and such shares the “Merger Consideration”) of the common stock, par value $0.01 per share, of IBTX (the “IBTX Common Stock”); it being understood that upon the Effective Time, pursuant to Section 1.6, the IBTX Common Stock, including the shares issued to former holders of TCBI Common Stock, shall be the common stock of the Surviving Entity.

(b)    All the shares of TCBI Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate (each, an “Old Certificate,” it being understood that any reference herein to “Old Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of TCBI Common Stock) previously representing any such shares of TCBI Common Stock shall thereafter represent only the right to receive (i) a New Certificate representing the number of whole shares of IBTX Common Stock which such shares of TCBI Common Stock have been converted into the right to receive, (ii) cash in lieu of fractional shares which the shares of TCBI Common Stock represented by such Old Certificate have been converted into the right to receive pursuant to this Section 1.5 and Section 2.2(e), without any interest thereon and (iii) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2, in each case, without any interest thereon. If, prior to the Effective Time, the outstanding shares of IBTX Common Stock or TCBI Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split or reverse stock split, or there shall be any extraordinary dividend or distribution, an appropriate and proportionate adjustment shall be made to the Exchange Ratio to give IBTX and the holders of TCBI Common Stock the same economic effect as contemplated by this Agreement prior to such event; provided that nothing contained in this sentence shall be construed to permit TCBI or IBTX to take any action with respect to its securities or otherwise that is prohibited by the terms of this Agreement.

(c)    Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of TCBI Common Stock that are owned by TCBI or IBTX (in each case other than shares of TCBI Common Stock (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties or (ii) held, directly or indirectly, by TCBI or IBTX in respect of debts previously contracted) shall be cancelled and shall cease to exist and no IBTX Common Stock or other consideration shall be delivered in exchange therefor.

1.6    IBTX Stock. At and after the Effective Time, each share of IBTX Common Stock issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of common stock of the Surviving Entity and shall not be affected by the Merger.

1.7    TCBI Preferred Stock. At the Effective Time, by virtue of the Merger and without any action on the part of IBTX, TCBI or the holder of any securities of IBTX or TCBI, each share of 6.50% Non-Cumulative Perpetual Preferred Stock, Series A, par value $0.01 per share, of TCBI (“TCBI Preferred Stock”) issued and outstanding immediately prior to the Effective Time shall automatically be converted into the right to receive a share of a newly created series of preferred stock of IBTX having substantially the same terms as the TCBI Preferred Stock (taking into account that TCBI will not be the surviving entity in the Merger and any adjustment to the right of optional redemption by IBTX that is reasonably necessary to obtain Tier 1 Capital treatment from the Federal Reserve Board for such preferred stock) (all shares of such newly created series, collectively, the “New IBTX Preferred Stock”) and, upon such conversion, the TCBI Preferred Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time.

1.8    Treatment of TCBI Equity Awards.

(a)     At the Effective Time, each stock appreciation right to purchase shares of TCBI Common Stock (a “TCBI SAR”) that is outstanding and unexercised immediately prior to the Effective Time, whether vested or unvested, shall, automatically and without any required action on part of the holder thereof, be cancelled, with the holder of such TCBI SAR becoming entitled to receive, in full satisfaction of the rights of the holder with respect thereto, the Merger Consideration in respect of each Net Share (as defined below) covered by such TCBI SAR, less applicable Tax withholding, which shall be delivered as soon as reasonably practicable following the Closing Date and in no event later than ten (10) business days following the Closing Date. For purposes of this Section 1.8(a):

(i)    “Net Share” means, with respect to a TCBI SAR, the quotient obtained by dividing (A) the product of (i) the excess, if any, of the Per Share Cash Equivalent Consideration over the per share exercise price of such TCBI SAR, multiplied by (ii) the number of shares of TCBI Common Stock subject to such TCBI SAR immediately prior to the Effective Time, by (B) the Per Share Cash Equivalent Consideration.

(ii)    “Per Share Cash Equivalent Consideration” means the product (rounded to the nearest cent) obtained by multiplying (A) the Exchange Ratio by (B) the average of the closing-sale prices of IBTX Common Stock on the NASDAQ Stock Market, Inc. Global Select Market System (the “NASDAQ”) as reported by The Wall Street Journal for the consecutive period of five (5) full trading days ending on the day preceding the Closing Date.

(b)    Except as otherwise agreed between IBTX and TCBI, at the Effective Time, each award in respect of a share of TCBI Common Stock subject to vesting, repurchase or other lapse restriction granted to a non-employee director of the Board of Directors of TCBI in respect of such service (a “TCBI Restricted Stock Award”) that is outstanding immediately prior to the Effective Time shall, automatically and without any required action on the part of the holder thereof, immediately and fully vest and be converted into the right to receive the Merger Consideration, less applicable Tax withholding, which shall be delivered as soon as reasonably practicable following the Closing Date and in no event later than ten (10) business days following the Closing Date.

(c)    Except as otherwise agreed between IBTX and TCBI, at the Effective Time, each restricted stock unit award in respect of shares of TCBI Common Stock (a “TCBI RSU Award”) that is outstanding immediately prior to the Effective Time shall, automatically and without any required action on the part of the holder thereof, immediately and fully vest and be converted into the right to receive the Merger Consideration in respect of the number of shares of TCBI Common Stock subject to such TCBI RSU Award immediately prior to the Effective Time, less applicable Tax withholding, which shall be delivered as soon as reasonably practicable following the

Closing Date and in no event later than ten (10) business days following the Closing Date; provided that, any cash-settled TCBI RSU Award shall be converted into the right to receive an amount in cash equal to the Per Share Cash Equivalent Consideration in respect of the number of shares of TCBI Common Stock subject to such TCBI RSU Award immediately prior to the Effective Time, less applicable Tax withholding; provided further, with respect to any TCBI RSU Award that constitutes “deferred compensation” subject to Section 409A of the Code, settlement or payment of such award shall be made on the earliest permissible date that such delivery would not trigger a Tax or penalty under Section 409A of the Code.

(d)     Except as otherwise agreed between IBTX and TCBI, at the Effective Time, each performance unit award in respect of shares of TCBI Common Stock (a “TCBI Performance Unit Award”) that is outstanding immediately prior to the Effective Time shall, automatically and without any required action on the part of the holder thereof, immediately vest (based on the level of achievement of the applicable performance goals set forth below) and be converted into the right to receive the Merger Consideration in respect of the number of shares of TCBI Common Stock subject to such TCBI Performance Unit Award immediately prior to the Effective Time as determined pursuant to the following sentence, less applicable Tax withholding which shall be delivered as soon as reasonably practicable following the Closing Date and in no event later than ten (10) business days following the Closing Date; provided, that any cash-settled TCBI Performance Unit Award shall be converted into the right to receive an amount in cash equal to the Per Share Cash Equivalent Consideration in respect of the number of shares of TCBI Common Stock subject to such TCBI Performance Unit Award immediately prior to the Effective Time (based on the level of achievement of the applicable performance goals set forth below), less applicable Tax withholding; provided further, with respect to any TCBI Performance Unit Award that constitutes “deferred compensation” subject to Section 409A of the Code, settlement of such award shall be made on the earliest permissible date that such delivery would not trigger a Tax or penalty under Section 409A of the Code. For purposes of this Section 1.8(d), the number of shares of TCBI Common Stock subject to TCBI Performance Unit Awards that shall vest and be earned shall be determined based on the greater of (i) the level of actual performance achieved prior to the Effective Time as reasonably determined by the human resources committee of the Board of Directors of TCBI (the “TCBI Compensation Committee”) using the information available through the latest practicable date prior to the Effective Time and otherwise consistent with past practice, and (ii) target level performance.

(e)    The TCBI Board of Directors (or appropriate committee thereof) shall take such action as is necessary to ensure that (i) the “offering period” in effect as of the date hereof under the TCBI 2006 Employee Stock Purchase Plan (the “ESPP”) shall be the last purchase period under the ESPP, (ii) no new purchase period shall commence after the date hereof and prior to the Effective Time, (iii) participation in the ESPP shall be limited to those employees who were participants on the date hereof, (iv) current participants may not increase their payroll deduction election or purchase elections from those in effect on the date hereof, and (v) effective as of the Effective Time, the ESPP shall terminate.

(f)    Prior to the Effective Time, TCBI, the Board of Directors of TCBI and the TCBI Compensation Committee, as applicable, shall adopt any resolutions and take any actions that are necessary or appropriate to effectuate the provisions of this Section 1.8.

1.9    Certificate of Formation of Surviving Entity. At the Effective Time, the certificate of formation of IBTX, as in effect immediately prior to the Effective Time, as amended as set forth in Exhibit A (the “IBTX Certificate Amendment”), shall be the certificate of formation of the Surviving Entity until thereafter amended in accordance with applicable law.

1.10    Bylaws of Surviving Entity. At the Effective Time, the bylaws of IBTX, as amended as set forth in Exhibit B (such amendment, the “IBTX Bylaw Amendment”), shall be the bylaws of the Surviving Entity until thereafter amended in accordance with applicable law.

1.11    Tax Consequences. It is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement is intended to be and is adopted as a plan of reorganization for the purposes of Sections 354 and 361 of the Code.

1.12    Bank Merger. Immediately following the Merger, Texas Capital Bank, a federally-chartered national association and wholly-owned Subsidiary of TCBI (“TCBI Subsidiary Bank”), will merge with and into Independent Bank, a Texas-chartered state bank and wholly-owned Subsidiary of IBTX (“IBTX Subsidiary Bank”) (the “Bank Merger”). IBTX Subsidiary Bank shall be the surviving entity in the Bank Merger and, following the Bank Merger, the separate corporate existence of TCBI Subsidiary Bank shall cease. Promptly after the date of this Agreement, IBTX Subsidiary Bank and TCBI Subsidiary Bank will enter into an agreement and plan of merger in form and substance agreed by IBTX and TCBI, which shall be customary for mergers similar to the Bank Merger (the “Bank Merger Agreement”). Each of IBTX and TCBI shall approve the Bank Merger Agreement and the Bank Merger as the sole shareholder of IBTX Subsidiary Bank and TCBI Subsidiary Bank, respectively, and IBTX and TCBI shall, and shall cause IBTX Subsidiary Bank and TCBI Subsidiary Bank, respectively, to, execute certificates or articles of merger and such other documents and certificates as are necessary to make the Bank Merger effective (“Bank Merger Certificates”) immediately following the Effective Time. The Bank Merger shall become effective at such time and date as specified in the Bank Merger Agreement in accordance with applicable law, or at such other time as shall be provided by applicable law.

ARTICLE II

EXCHANGE OF SHARES

2.1    IBTX to Make Consideration Available. At or prior to the Effective Time, IBTX shall deposit, or shall cause to be deposited, with a bank or trust company mutually agreed upon by IBTX and TCBI (the “Exchange Agent”), for exchange in accordance with this Article II for the benefit of the holders of Old Certificates (which for purposes of this Article II shall be deemed to include certificates or book-entry account statements representing shares of TCBI Preferred Stock), certificates or, at IBTX’s option, evidence in book-entry form, representing shares of IBTX Common Stock or New IBTX Preferred Stock to be issued pursuant to Section 1.5 and Section 1.7, respectively (collectively, referred to herein as “New Certificates”), and cash in lieu of any fractional shares to be paid pursuant to Section 2.2(e) (such cash and New Certificates, together with any dividends or distributions with respect to shares of IBTX Common Stock or New IBTX Preferred Stock payable in accordance with Section 2.2(b), being hereinafter referred to as the “Exchange Fund”).

2.2    Exchange of Shares.

(a)    As promptly as practicable after the Effective Time, but in no event later than ten (10) days thereafter, IBTX and TCBI shall cause the Exchange Agent to mail to each holder of record of one or more Old Certificates representing shares of TCBI Common Stock or TCBI Preferred Stock immediately prior to the Effective Time that have been converted at the Effective Time into the right to receive IBTX Common Stock or New IBTX Preferred Stock, as applicable, pursuant to Article I, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Old Certificates shall pass, only upon proper delivery of the Old Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Old Certificates in exchange for New Certificates representing the number of whole shares of IBTX Common Stock and any cash in lieu of fractional shares or shares of New IBTX Preferred Stock, as applicable, which the shares of TCBI Common Stock or TCBI Preferred Stock represented by such Old Certificate or Old Certificates shall have been converted into the right to receive pursuant to this Agreement as well as any dividends or distributions to be paid pursuant to Section 2.2(b). Upon proper surrender of an Old Certificate or Old Certificates for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal, duly executed, the holder of such Old Certificate or Old Certificates shall be entitled to receive in exchange therefor, as applicable, (i) (A) a New Certificate representing that number of whole shares of IBTX Common

Stock to which such holder of TCBI Common Stock shall have become entitled pursuant to the provisions of Article I and (B) a check representing the amount of (x) any cash in lieu of fractional shares which such holder has the right to receive in respect of the Old Certificate or Old Certificates surrendered pursuant to the provisions of this Article II and (y) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2(b) or (ii) (A) a New Certificate representing that number of shares of New IBTX Preferred Stock to which such holder of TCBI Preferred Stock shall have become entitled pursuant to the provisions of Article I, and (B) a check representing the amount of any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2(b), and the Old Certificate or Old Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any cash in lieu of fractional shares or dividends or distributions payable to holders of Old Certificates. Until surrendered as contemplated by this Section 2.2, each Old Certificate shall be deemed at any time after the Effective Time to represent only the right to receive, upon surrender, the number of whole shares of IBTX Common Stock or shares of New IBTX Preferred Stock which the shares of TCBI Common Stock or TCBI Preferred Stock, as applicable, represented by such Old Certificate have been converted into the right to receive and any cash in lieu of fractional shares or in respect of dividends or distributions as contemplated by this Section 2.2.

(b)    No dividends or other distributions declared with respect to IBTX Common Stock or New IBTX Preferred Stock shall be paid to the holder of any unsurrendered Old Certificate until the holder thereof shall surrender such Old Certificate in accordance with this Article II. After the surrender of an Old Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the whole shares of IBTX Common Stock or shares of New IBTX Preferred Stock that the shares of TCBI Common Stock or TCBI Preferred Stock, as applicable, represented by such Old Certificate have been converted into the right to receive.

(c)     If any New Certificate representing shares of IBTX Common Stock or New IBTX Preferred Stock is to be issued in a name other than that in which the Old Certificate or Old Certificates surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Old Certificate or Old Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar Taxes required by reason of the issuance of a New Certificate representing shares of IBTX Common Stock or New IBTX Preferred Stock in any name other than that of the registered holder of the Old Certificate or Old Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d)     After the Effective Time, there shall be no transfers on the stock transfer books of TCBI of the shares of TCBI Common Stock or TCBI Preferred Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Old Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for New Certificates representing shares of IBTX Common Stock or New IBTX Preferred Stock, as applicable, as provided in this Article II.

(e)    Notwithstanding anything to the contrary contained herein, no New Certificates or scrip representing fractional shares of IBTX Common Stock shall be issued upon the surrender for exchange of Old Certificates (or in satisfaction of the obligations set forth in Section 1.8 in respect of TCBI Equity Awards), no dividend or distribution with respect to IBTX Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of IBTX. In lieu of the issuance of any such fractional share, IBTX shall pay to each former holder of TCBI Common Stock or any TCBI Equity Awards who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the average of the closing-sale prices of IBTX Common Stock on the NASDAQ as reported by The Wall Street Journal for the consecutive period of five (5) full trading days ending on the day preceding the Closing Date by (ii) the fraction of a share (after taking into account all shares of TCBI Common Stock held by such holder immediately prior to the Effective Time and rounded to the nearest one-thousandth when expressed in decimal form) of IBTX Common Stock which such holder would otherwise be entitled to receive pursuant to Section 1.5 or Section 1.8. The parties acknowledge that payment of such cash consideration in lieu of issuing fractional shares is not separately bargained-for consideration, but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience that would otherwise be caused by the issuance of fractional shares.

(f)    Any portion of the Exchange Fund that remains unclaimed by the shareholders of TCBI for twelve (12) months after the Effective Time shall be paid to the Surviving Entity. Any former holders of TCBI Common Stock or TCBI Preferred Stock who have not theretofore complied with this Article II shall thereafter look only to the Surviving Entity for payment of the shares of IBTX Common Stock, cash in lieu of any fractional shares and any unpaid dividends and distributions on the IBTX Common Stock deliverable in respect of each former share of TCBI Common Stock such holder holds as determined pursuant to this Agreement, or the shares of New IBTX Preferred Stock and any unpaid dividends and distributions on the New IBTX Preferred Stock deliverable in respect of each former share of TCBI Preferred Stock such holder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of IBTX, TCBI, the Surviving Entity, the Exchange Agent or any other person shall be liable to any former holder of shares of TCBI Common Stock or TCBI Preferred Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(g)    IBTX shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from any cash in lieu of fractional shares of IBTX Common Stock, cash dividends or distributions payable pursuant to this Section 2.2 or any other amounts otherwise payable pursuant to this Agreement to any holder of TCBI Common Stock, TCBI Preferred Stock or TCBI Equity Awards, such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld by IBTX or the Exchange Agent, as the case may be, and paid over to the appropriate governmental authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of TCBI Common Stock, TCBI Preferred Stock or TCBI Equity Awards in respect of which the deduction and withholding was made by IBTX or the Exchange Agent, as the case may be.

(h)    In the event any Old Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Old Certificate to be lost, stolen or destroyed and, if required by IBTX or the Exchange Agent, the posting by such person of a bond in such amount as IBTX or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Old Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Old Certificate the shares of IBTX Common Stock and any cash in lieu of fractional shares, or the shares of New IBTX Preferred Stock, as applicable, deliverable in respect thereof pursuant to this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF TCBI

Except (a) as disclosed in the disclosure schedule delivered by TCBI to IBTX concurrently herewith (the “TCBI Disclosure Schedule”); provided, that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the TCBI Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by TCBI that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to have a Material Adverse Effect and (iii) any disclosures made with respect to a section of Article III shall be deemed to qualify (1) any other section of Article III specifically referenced or cross-referenced and (2) other sections of Article III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections or (b) as disclosed in any TCBI Reports filed by TCBI since December 31, 2015 and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), TCBI hereby represents and warrants to IBTX as follows:

3.1    Corporate Organization.

(a)     TCBI is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, is a bank holding company duly registered under the Bank Holding Company Act of 1956, as amended (the “BHC Act”) and has elected to be treated as a financial holding company under the BHC Act. TCBI has the corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted. TCBI is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on TCBI. As used in this Agreement, the term “Material Adverse Effect” means, with respect to IBTX, TCBI or the Surviving Entity, as the case may be, any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (i) the business, properties, assets, results of operations or financial condition of such party and its Subsidiaries taken as a whole (provided, however, that, with respect to this clause (i), Material Adverse Effect shall not be deemed to include the impact of (A) changes, after the date hereof, in U.S. generally accepted accounting principles (“GAAP”) or applicable regulatory accounting requirements, (B) changes, after the date hereof, in laws, rules or regulations of general applicability to companies in the industries in which such party and its Subsidiaries operate, or interpretations thereof by courts or Governmental Entities, (C) changes, after the date hereof, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to such party or its Subsidiaries, (D) public disclosure of the transactions contemplated hereby or actions expressly required by this Agreement or that are taken with the prior written consent of the other party in contemplation of the transactions contemplated hereby, or (E) a decline in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections or internal financial forecasts, but not, in either case, including any underlying causes thereof; except, with respect to subclause (A), (B), or (C), to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, results of operations or financial condition of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate) or (ii) the ability of such party to timely consummate the transactions contemplated hereby. As used in this Agreement, the word “Subsidiary” when used with respect to any person, means any corporation, partnership, limited liability company, bank or other organization, whether incorporated or unincorporated, or person of which (x) such first person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or (y) such first person is or directly or indirectly has the power to appoint a general partner, manager or managing member or others performing similar functions. True and complete copies of the certificate of incorporation of TCBI, as amended (the “TCBI Certificate of Incorporation”) and the amended and restated bylaws of TCBI, as amended (the “TCBI Bylaws”), in each case as in effect as of the date of this Agreement, have previously been made available by TCBI to IBTX.

(b)     Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on TCBI, each Subsidiary of TCBI (a “TCBI Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership, leasing or operation of property or the conduct of its business requires it to be so licensed or qualified or in good standing and (iii) has all requisite corporate power and authority to own, lease or operate its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of TCBI or any Subsidiary of TCBI to pay dividends or distributions except, in the case of TCBI or a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all similarly regulated entities. The deposit accounts of each Subsidiary of TCBI that is an insured depository institution are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund (as defined in Section 3(y) of the Federal Deposit Insurance Act of 1950) to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened. Section 3.1(b) of the TCBI Disclosure Schedule sets forth a true and complete list of all Subsidiaries of TCBI that would constitute “significant subsidiaries” within the meaning of Rule 1-02 of Regulation S-X of the SEC as of the date hereof. There is no person whose results of operations, cash flows, changes in shareholders’ equity or financial position are consolidated in the financial statements of TCBI other than the TCBI Subsidiaries.

3.2    Capitalization.

(a)     The authorized capital stock of TCBI consists of 100,000,000 shares of TCBI Common Stock and 10,000,000 shares of preferred stock, par value $0.01 per share. As of December 4, 2019, there were (i) 50,327,951 shares of TCBI Common Stock issued and outstanding, including 548 shares of TCBI Common Stock granted in respect of outstanding TCBI Restricted Stock Awards; (ii) 417 shares of TCBI Common Stock held in treasury; (iii) 21,200 shares of TCBI Common Stock reserved for issuance upon the exercise of outstanding TCBI SARs; (iv) 480,048 shares of TCBI Common Stock reserved for issuance upon the settlement of outstanding TCBI RSU Awards that are settled in shares of TCBI Common Stock; (v) 163,856 outstanding TCBI RSU Awards that are settled solely in cash, with respect to which no shares of TCBI Common Stock were reserved for issuance upon the settlement thereof; (vi) 115,821 shares of TCBI Common Stock reserved for issuance upon the settlement of outstanding TCBI Performance Unit Awards (assuming performance goals are satisfied at the maximum level); (vii) 1,814,226 shares of TCBI Common Stock reserved for issuance pursuant to future grants under the TCBI equity plans, (viii) 251,130 shares of TCBI Common Stock reserved for issuance under the ESPP; and (ix) 6,000,000 shares of TCBI Preferred Stock issued and outstanding. As of the date of this Agreement, except as set forth in the immediately preceding sentence, and for changes since December 4, 2019 resulting from the exercise, vesting or settlement of any TCBI Equity Awards described in the immediately preceding sentence, there are no shares of capital stock or other voting securities or equity interests of TCBI issued, reserved for issuance or outstanding. All the issued and outstanding shares of TCBI Common Stock and TCBI Preferred Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. TCBI is current on all dividends payable on the outstanding shares of TCBI Preferred Stock, and has complied in all material respects with terms and conditions thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of TCBI may vote. Other than TCBI SARs, TCBI Restricted Stock Awards, TCBI RSU Awards and TCBI Performance Unit Awards (collectively, “TCBI Equity Awards”) issued prior to the date of this Agreement as described in this Section 3.2(a), as of the date of this Agreement there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, or rights of first refusal or similar rights, puts, calls, commitments or agreements of any character to which TCBI or any its Subsidiaries is a party relating to, or securities or rights convertible or exchangeable into or exercisable for, shares of capital stock or other voting or equity securities of or ownership interest in TCBI, or contracts, commitments, understandings or arrangements by which TCBI may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in TCBI, or that otherwise obligate TCBI to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing (collectively, “TCBI Securities”, and any of the foregoing in respect of Subsidiaries of TCBI, collectively, “TCBI Subsidiary Securities”). Other than TCBI Equity Awards, no equity-based awards (including any cash awards where the amount of payment is determined, in whole or in part, based on the price of any capital stock of TCBI or any of its Subsidiaries) are outstanding. There are no voting trusts, shareholder agreements, proxies or other agreements in effect to which TCBI or any of its Subsidiaries is a party with respect to the voting or transfer of TCBI Common Stock, capital stock or other voting or equity securities or ownership interests of TCBI or granting any shareholder or other person any registration rights.

(b)     Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on TCBI, TCBI owns, directly or indirectly, all the issued and outstanding shares of capital stock or other equity ownership interests of each of the TCBI Subsidiaries, free and clear of any liens, claims, title defects, mortgages, pledges, charges, encumbrances and security interests whatsoever (“Liens”), and all such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to Subsidiaries that are depository institutions, as provided under 12 U.S.C. § 55) and free of preemptive rights, with no personal liability attaching to the ownership thereof.

3.3    Authority; No Violation.

(a)    TCBI has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly approved by the Board of Directors of TCBI. The Board of Directors of TCBI has determined that the Merger, on the terms and conditions set forth in this Agreement, is advisable and in the best interests of TCBI and its shareholders, has adopted and approved this Agreement and the transactions contemplated hereby (including the Merger), and has directed that this Agreement be submitted to TCBI’s shareholders for approval at a meeting of such shareholders and has adopted a resolution to the foregoing effect. Except for the approval of this Agreement by the affirmative vote of a majority of the outstanding shares of TCBI Common Stock entitled to vote on this Agreement (the “Requisite TCBI Vote”), and the approval of the Bank Merger Agreement by TCBI as TCBI Subsidiary Bank’s sole shareholder, no other corporate proceedings on the part of TCBI are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by TCBI and (assuming due authorization, execution and delivery by IBTX) constitutes a valid and binding obligation of TCBI, enforceable against TCBI in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws of general applicability affecting the rights of creditors generally and the availability of equitable remedies (the “Enforceability Exceptions”)).

(b)    Neither the execution and delivery of this Agreement by TCBI nor the consummation by TCBI of the transactions contemplated hereby (including the Merger and the Bank Merger), nor compliance by TCBI with any of the terms or provisions hereof, will (i) violate any provision of the TCBI Certificate of Incorporation or the TCBI Bylaws or (ii) assuming that the consents and approvals referred to in Section 3.4 are duly obtained, (x) violate any law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to TCBI or any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of TCBI or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which TCBI or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clauses (x) and (y) above) for such violations, conflicts, breaches or defaults that, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on TCBI.

3.4    Consents and Approvals. Except for (a) the filing of any required applications, filings and notices, as applicable, with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) under the BHC Act and approval of such applications, filings and notices, (b) the filing of any required applications, filings and notices, as applicable, with the FDIC and the Texas Department of Banking in connection with the Bank Merger and approval of such applications, filings and notices, (c) the filing of any required applications, filings or notices with any state banking authorities listed on Section 3.4 of the TCBI Disclosure Schedule or

Section 4.4 of the IBTX Disclosure Schedule and approval of such applications, filings and notices, (d) the filing of any required applications, filings and notices, as applicable, with the NASDAQ, (e) the filing by TCBI with the Securities and Exchange Commission (the “SEC”) of a joint proxy statement in definitive form (including any amendments or supplements thereto, the “Joint Proxy Statement”), and the registration statement on Form S-4 in which the Joint Proxy Statement will be included as a prospectus, to be filed with the SEC by IBTX in connection with the transactions contemplated by this Agreement (the “S-4”) and the declaration of effectiveness of the S-4, (f) the filing of the Certificates of Merger with the Texas Secretary pursuant to the TBOC and the Delaware Secretary pursuant to the DGCL, as applicable, the filing of the Bank Merger Certificates with the applicable Governmental Entities as required by applicable law, and the filing of the Statement of Designations for the New IBTX Preferred Stock with the Texas Secretary and (g) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of IBTX Common Stock and New IBTX Preferred Stock pursuant to this Agreement and the approval of the listing of such IBTX Common Stock and New IBTX Preferred Stock on the NASDAQ, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental or regulatory authority or instrumentality or SRO (each a “Governmental Entity”) are necessary in connection with (i) the execution and delivery by TCBI of this Agreement or (ii) the consummation by TCBI of the Merger and the other transactions contemplated hereby (including the Bank Merger). TCBI is not aware of any reason why the necessary regulatory approvals and consents will not be received by TCBI to permit consummation of the Merger and Bank Merger on a timely basis.

3.5    Reports. TCBI and each of its Subsidiaries have timely filed (or furnished) all reports, forms, correspondence, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2017 with (i) any state regulatory authority, (ii) the SEC, (iii) the Federal Reserve Board, (iv) the FDIC, (v) the Office of the Comptroller of the Currency, (vi) any foreign regulatory authority and (vii) any self-regulatory organization (an “SRO”) (clauses (i) – (vii), collectively “Regulatory Agencies”), including any report, form, correspondence, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such report, form, correspondence, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on TCBI. Subject to Section 9.14, except for normal examinations conducted by a Regulatory Agency in the ordinary course of business of TCBI and its Subsidiaries, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of TCBI, investigation into the business or operations of TCBI or any of its Subsidiaries since January 1, 2017, except where such proceedings or investigations would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on TCBI. Subject to Section 9.14, there (i) is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of TCBI or any of its Subsidiaries and (ii) has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of TCBI or any of its Subsidiaries since January 1, 2017, in each case, which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on TCBI.

3.6    Financial Statements.

(a)     The financial statements of TCBI and its Subsidiaries included (or incorporated by reference) in the TCBI Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of TCBI and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of TCBI and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. Since December 31, 2016, no independent public accounting firm of TCBI has resigned (or informed TCBI that it intends to resign) or been dismissed as independent public accountants of TCBI as a result of or in connection with any disagreements with TCBI on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b)    Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on TCBI, neither TCBI nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of TCBI included in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2019 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2019, or in connection with this Agreement and the transactions contemplated hereby.

(c)    The records, systems, controls, data and information of TCBI and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership of TCBI or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership that would not reasonably be expected to have a Material Adverse Effect on TCBI. TCBI (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) to ensure that material information relating to TCBI, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of TCBI by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to TCBI’s outside auditors and the audit committee of TCBI’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect TCBI’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in TCBI’s internal controls over financial reporting. These disclosures were made in writing by management to TCBI’s auditors and audit committee and true, correct and complete copies of such disclosures have been made available by TCBI to IBTX. There is no reason to believe that TCBI’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d)    Since January 1, 2017, (i) neither TCBI nor any of its Subsidiaries, nor, to the knowledge of TCBI, any director, officer, auditor, accountant or representative of TCBI or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of TCBI or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that TCBI or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no employee of or attorney representing TCBI or any of its Subsidiaries, whether or not employed by TCBI or any of its Subsidiaries, has reported evidence of a material violation of securities laws or banking laws, breach of fiduciary duty or similar violation by TCBI or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Board of Directors of TCBI or any committee thereof or the Board of Directors or similar governing body of any TCBI Subsidiary or any committee thereof, or to the knowledge of TCBI, to any director or officer of TCBI or any TCBI Subsidiary.

3.7    Broker’s Fees. With the exception of the engagement of Jefferies LLC and Goldman, Sachs & Co. LLC, neither TCBI nor any TCBI Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement. TCBI has disclosed to IBTX as of the date hereof the aggregate fees provided for in connection with the engagement by TCBI of Jefferies LLC and Goldman, Sachs & Co. LLC related to the Merger and the other transactions contemplated hereunder.

3.8    Absence of Certain Changes or Events.

(a)    Since December 31, 2018, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on TCBI.

(b)     Since December 31, 2018, TCBI and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

3.9    Legal and Regulatory Proceedings.

(a)     Except as would not reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect on TCBI, neither TCBI nor any of its Subsidiaries is a party to any, and there are no outstanding or pending or, to the knowledge of TCBI, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against TCBI or any of its Subsidiaries or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement.

(b)    Subject to Section 9.14, there is no material injunction, order, judgment, decree, or regulatory restriction imposed upon TCBI, any of its Subsidiaries or the assets of TCBI or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to the Surviving Entity or any of its affiliates).

3.10    Taxes and Tax Returns.

(a)    Each of TCBI and its Subsidiaries has duly and timely filed (including all applicable extensions) all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects. Neither TCBI nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course). All material Taxes of TCBI and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid. Each of TCBI and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party. Neither TCBI nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect (other than extension or waiver granted in the ordinary course of business). Neither TCBI nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits, examinations or other proceedings regarding any material Tax of TCBI and its Subsidiaries or the assets of TCBI and its Subsidiaries. Neither TCBI nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among TCBI and its Subsidiaries). Since January 1, 2013, neither TCBI nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return for which the statute of limitations is open (other than a group the common parent of which was TCBI) or (B) has any liability for the Taxes of any person (other than TCBI or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise (other than pursuant to agreements not primarily related to Taxes and entered into in the ordinary course of business consistent with past practice). Neither TCBI nor any of its Subsidiaries has been, within the past two (2) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code. Neither TCBI nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1).

(b)    As used in this Agreement, the term “Tax” or “Taxes” means all federal, state, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, capital, sales, transfer, use, license, payroll, employment, social security, severance, unemployment, withholding, duties, excise, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon.

(c)    As used in this Agreement, the term “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity.

3.11    Employees.

(a)    Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on TCBI, each TCBI Benefit Plan has been established, operated and administered in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code. For purposes of this Agreement, the term “TCBI Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, and all equity, bonus or incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, termination, change in control, retention, employment, welfare, insurance, medical, fringe or other benefit plans, programs, agreements, contracts, policies, arrangements or remuneration of any kind with respect to which TCBI or any Subsidiary or any trade or business of TCBI or any of its Subsidiaries, whether or not incorporated, all of which together with TCBI would be deemed a “single employer” within the meaning of Section 4001 of ERISA (a “TCBI ERISA Affiliate”), is a party or has any current or future obligation or that are maintained, contributed to or sponsored by TCBI or any of its Subsidiaries or any TCBI ERISA Affiliate for the benefit of any current or former employee, officer, director or independent contractor of TCBI or any of its Subsidiaries or any TCBI ERISA Affiliate, excluding, in each case, any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”).

(b)    TCBI has made available to IBTX true and complete copies of each material TCBI Benefit Plan and the following related documents, to the extent applicable: (i) all summary plan descriptions, amendments, modifications or material supplements, (ii) the most recent annual report (Form 5500) filed with the Internal Revenue Service (the “IRS”), (iii) the most recently received IRS determination letter, and (iv) the most recently prepared actuarial report.

(c)    The IRS has issued a favorable determination letter or opinion with respect to each TCBI Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “TCBI Qualified Plans”) and the related trust, which letter or opinion has not been revoked (nor has revocation been threatened), and, to the knowledge of TCBI, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any TCBI Qualified Plan or the related trust.

(d)     Except as would not result in any material liability to TCBI and its Subsidiaries, taken as a whole, with respect to each TCBI Benefit Plan that is subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code: (i) the minimum funding standard under Section 302 of ERISA and Sections 412 and 430 of the Code has been satisfied and no waiver of any minimum funding standard or any extension of any amortization period has been requested or granted, (ii) no such plan is in “at-risk” status for purposes of Section 430 of the Code, (iii) the present value of accrued benefits under such TCBI Benefit Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such TCBI Benefit Plan’s actuary with respect to such TCBI Benefit Plan, did not, as of its latest valuation date, exceed the then current fair market value of the assets of such TCBI Benefit Plan allocable to such accrued benefits, (iv) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (v) all premiums to the Pension Benefit Guaranty Corporation (the “PBGC”) have been timely paid in full, (vi) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is expected to be incurred by TCBI or any of its Subsidiaries, and (vii) the PBGC has not instituted proceedings to terminate any such TCBI Benefit Plan.

(e)    None of TCBI and its Subsidiaries nor any TCBI ERISA Affiliate has, at any time during the last six (6) years, contributed to or been obligated to contribute to a Multiemployer Plan or a plan that has two (2) or more contributing sponsors at least two (2) of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), and none of TCBI and its Subsidiaries nor any TCBI ERISA Affiliate has incurred any liability that has not been satisfied to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan.

(f)    Except as would not result in any material liability to TCBI and its Subsidiaries, taken as a whole, no TCBI Benefit Plan provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code.

(g)    Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on TCBI, all contributions required to be made to any TCBI Benefit Plan by applicable law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any TCBI Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of TCBI.

(h)     There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted, and, to TCBI’s knowledge, no set of circumstances exists which may reasonably give rise to a claim or lawsuit, against the TCBI Benefit Plans, any fiduciaries thereof with respect to their duties to the TCBI Benefit Plans or the assets of any of the trusts under any of the TCBI Benefit Plans that would reasonably be expected to result in any liability of TCBI or any of its Subsidiaries in an amount that would be material to TCBI and its Subsidiaries, taken as a whole.

(i)     Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on TCBI, none of TCBI and its Subsidiaries nor any TCBI ERISA Affiliate has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) which would reasonably be expected to subject any of the TCBI Benefit Plans or their related trusts, TCBI, any of its Subsidiaries or any TCBI ERISA Affiliate to any material Tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(j)    Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in the acceleration of vesting, exercisability, funding or delivery of, or increase in the amount or value of, any payment, right or other benefit to any employee, officer, director or other service provider of TCBI or any of its Subsidiaries, or result in any limitation on the right of TCBI or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any TCBI Benefit Plan or related trust on or after the Effective Time. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by TCBI or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code.

(k)    No TCBI Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code, or otherwise.

(l)    Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on TCBI, there are no pending or, to TCBI’s knowledge, threatened labor grievances or unfair labor practice claims or charges against TCBI or any of its Subsidiaries, or any strikes or other labor disputes against TCBI or any of its Subsidiaries. Neither TCBI nor any of its Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of TCBI or any of its Subsidiaries and there are no pending or, to the knowledge of TCBI, threatened organizing efforts by any union or other group seeking to represent any employees of TCBI or any of its Subsidiaries.

3.12    SEC Reports. TCBI has previously made available to IBTX an accurate and complete copy of each (a) final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC since December 31, 2016 by TCBI pursuant to the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act (the “TCBI Reports”) and (b) communication mailed by TCBI to its shareholders since December 31, 2016 and prior to the date hereof, and no such TCBI Report or communication, as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. Since December 31, 2016, as of their respective dates, all TCBI Reports filed or furnished under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. No executive officer of TCBI has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from, or unresolved issued raised by, the SEC with respect to any of the TCBI Reports.

3.13    Compliance with Applicable Law.

(a)     TCBI and each of its Subsidiaries hold, and have at all times since December 31, 2016, held, all licenses, registrations, franchises, certificates, variances, permits, charters and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, registration, franchise, certificate, variance, permit, charter or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on TCBI, and to the knowledge of TCBI, no suspension or cancellation of any such necessary license, registration, franchise, certificate, variance, permit, charter or authorization is threatened.

(b)     Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on TCBI, TCBI and each of its Subsidiaries have complied with and are not in default or violation under any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to TCBI or any of its Subsidiaries, including all laws related to data protection or privacy (including laws relating to the privacy and security of data or information that constitutes personal data or personal information under applicable law (“Personal Data”)), the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing

Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, Title V of the Gramm-Leach-Bliley Act, any and all sanctions or regulations enforced by the Office of Foreign Assets Control of the United States Department of Treasury and any other law, policy or guideline relating to bank secrecy, discriminatory lending, financing or leasing practices, consumer protection, money laundering prevention, foreign assets control, U.S. sanctions laws and regulations, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. TCBI and its Subsidiaries have established and maintain a system of internal controls designed to ensure compliance in all material respects by TCBI and its Subsidiaries with applicable financial recordkeeping and reporting requirements of applicable money laundering prevention laws in jurisdictions where TCBI and its Subsidiaries conduct business.

(c)    TCBI Subsidiary Bank has a Community Reinvestment Act rating of “satisfactory” or better.

(d)     TCBI maintains a written information privacy and security program that maintains reasonable measures to protect the privacy, confidentiality and security of all Personal Data against any (i) loss or misuse of Personal Data, (ii) unauthorized or unlawful operations performed upon Personal Data, or (iii) other act or omission that compromises the security or confidentiality of Personal Data (clauses (i) through (iii), a “Security Breach”). To the knowledge of TCBI, TCBI has not experienced any Security Breach that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on TCBI. To the knowledge of TCBI, there are no data security or other technological vulnerabilities with respect to its information technology systems or networks that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on TCBI.

(e)    Without limitation, none of TCBI or any of its Subsidiaries, or to the knowledge of TCBI, any director, officer, employee, agent or other person acting on behalf of TCBI or any of its Subsidiaries has, directly or indirectly, (i) used any funds of TCBI or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of TCBI or any of its Subsidiaries, (iii) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (iv) established or maintained any unlawful fund of monies or other assets of TCBI or any of its Subsidiaries, (v) made any fraudulent entry on the books or records of TCBI or any of its Subsidiaries, or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for TCBI or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for TCBI or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department, except in each case as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on TCBI.

(f)    As of the date hereof, TCBI, TCBI Subsidiary Bank and each other insured depository institution Subsidiary of TCBI is “well-capitalized” (as such term is defined in the relevant regulation of the institution’s primary bank regulator).

(g)    Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on TCBI, (i) TCBI and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state, federal and foreign law; and (ii) none of TCBI, any of its Subsidiaries, or any of its or its Subsidiaries’ directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true and correct and accurately reflect the assets and results of such fiduciary account.

3.14    Certain Contracts.

(a)    Except as set forth in Section 3.14(a) of the TCBI Disclosure Schedule or as filed with any TCBI Reports, as of the date hereof, neither TCBI nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral, but excluding any TCBI Benefit Plan):

(i)    which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii)    which contains a provision that materially restricts the conduct of any line of business by TCBI or any of its Subsidiaries or upon consummation of the Merger will materially restrict the ability of the Surviving Entity or any of its affiliates to engage in any line of business or in any geographic region;

(iii)     with or to a labor union or guild (including any collective bargaining agreement);

(iv)     any of the benefits of or obligations under which will arise or be increased or accelerated by the occurrence of the execution and delivery of this Agreement, receipt of the Requisite TCBI Vote or the announcement or consummation of any of the transactions contemplated by this Agreement, or under which a right of cancellation or termination will arise as a result thereof, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement, where such increase or acceleration of benefits or obligations, right of cancellation or termination, or change in calculation of value of benefits would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on TCBI;

(v)    (A) that relates to the incurrence of indebtedness by TCBI or any of its Subsidiaries, including any sale and leaseback transactions, capitalized leases and other similar financing arrangements (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the Federal Home Loan Bank and securities sold under agreements to repurchase, in each case incurred in the ordinary course of business consistent with past practice), or (B) that provides for the guarantee, support, indemnification, assumption or endorsement by TCBI or any of its Subsidiaries of, or any similar commitment by TCBI or any of its Subsidiaries with respect to, the obligations, liabilities or indebtedness of any other person, in the case of each of clauses (A) and (B), in the principal amount of $5,000,000 or more;

(vi)    that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of TCBI or its Subsidiaries;

(vii)    that is a consulting agreement or data processing, software programming or licensing contract involving the payment of more than $2,000,000 per annum (other than any such contracts which are terminable by TCBI or any of its Subsidiaries on sixty (60) days or less notice without any required payment or other conditions, other than the condition of notice);

(viii)    that is a settlement, consent or similar agreement and contains any material continuing obligations of TCBI or any of its Subsidiaries; or

(ix)    that relates to the acquisition or disposition of any person, business or asset and under which TCBI or its Subsidiaries have or may have a material obligation or liability.

Each contract, arrangement, commitment or understanding of the type described in this Section 3.14(a), whether or not set forth in the TCBI Disclosure Schedule, is referred to herein as a “TCBI Contract.” TCBI has made available to IBTX true, correct and complete copies of each TCBI Contract in effect as of the date hereof.

(b)    (i) Each TCBI Contract is valid and binding on TCBI or one of its Subsidiaries, as applicable, and in full force and effect, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on TCBI, (ii) TCBI and each of its Subsidiaries have in all material respects complied with and performed all obligations required to be complied with or performed by any of them to date under each TCBI Contract, except where such noncompliance or nonperformance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on TCBI, (iii) to the knowledge of TCBI, each third-party counterparty to each TCBI Contract has in all material respects complied with and performed all obligations required to be complied with and performed by it to date under such TCBI Contract, except where such noncompliance or nonperformance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on TCBI, (iv) neither TCBI nor any of its Subsidiaries has knowledge of, or has received notice of, any violation of any TCBI Contract by any of the other parties thereto which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on TCBI and (v) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material breach or default on the part of TCBI or any of its Subsidiaries, or to the knowledge of TCBI, any other party thereto, of or under any such TCBI Contract, except where such breach or default, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on TCBI.

3.15    Agreements with Regulatory Agencies. Subject to Section 9.14, neither TCBI nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2017, a recipient of any supervisory letter from, or since January 1, 2017, has adopted any policies, procedures or board resolutions at the request or suggestion of, any Regulatory Agency or other Governmental Entity that currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the TCBI Disclosure Schedule, a “TCBI Regulatory Agreement”), nor has TCBI or any of its Subsidiaries been advised since January 1, 2017, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such TCBI Regulatory Agreement.

3.16    Environmental Matters. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on TCBI, TCBI and its Subsidiaries are in compliance, and have complied, with all federal, state or local law, regulation, order, decree, permit, authorization, common law or agency requirement relating to: (a) the protection or restoration of the environment, health and safety as it relates to hazardous substance exposure or natural resource damages, (b) the handling, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance, or (c) noise, odor, wetlands, indoor air, pollution, contamination or any injury to persons or property from exposure to any hazardous substance (collectively, “Environmental Laws”). There are no legal, administrative, arbitral or other proceedings, claims or actions, or to the knowledge of TCBI, any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on TCBI or any of its Subsidiaries of any liability or obligation arising under any Environmental Law pending or threatened against TCBI, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on TCBI. To the knowledge of TCBI, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on TCBI. TCBI is not subject to any agreement, order, judgment, decree, letter agreement or memorandum of agreement by or with any court, Governmental Entity, Regulatory Agency or other third party imposing any liability or obligation with respect to the foregoing that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on TCBI.

3.17    Investment Securities and Commodities. Each of TCBI and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements) which are material to TCBI’s business on a consolidated basis, free and clear of any Lien, except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of TCBI or its Subsidiaries. Such securities and commodities are valued on the books of TCBI in accordance with GAAP in all material respects.

3.18    Real Property. TCBI or a TCBI Subsidiary (a) has good and marketable title to all the real property reflected in the latest audited balance sheet included in the TCBI Reports as being owned by TCBI or a TCBI Subsidiary or acquired after the date thereof which are material to TCBI’s business on a consolidated basis (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “TCBI Owned Properties”), free and clear of all material Liens, except (i) statutory Liens securing payments not yet due, (ii) Liens for real property Taxes not yet due and payable, (iii) easements, rights of way, and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (iv) such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (collectively, “Permitted Encumbrances”), and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such TCBI Reports or acquired after the date thereof which are material to TCBI’s business on a consolidated basis (except for leases that have expired by their terms since the date thereof) (such leasehold estates, collectively with the TCBI Owned Properties, the “TCBI Real Property”), free and clear of all material Liens, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the knowledge of TCBI, the lessor. There are no pending or, to the knowledge of TCBI, threatened condemnation proceedings against the TCBI Real Property.

3.19    Intellectual Property. TCBI and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all Intellectual Property necessary for the conduct of its business as currently conducted. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on TCBI: (a) (i) to the knowledge of TCBI, the use of any Intellectual Property by TCBI and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which TCBI or any TCBI Subsidiary acquired the right to use any Intellectual Property, and (ii) no person has asserted in writing to TCBI that TCBI or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person, (b) to the knowledge of TCBI, no person is challenging, infringing on or otherwise violating any right of TCBI or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to TCBI or its Subsidiaries, and (c) neither TCBI nor any TCBI Subsidiary has received any written notice of any pending claim with respect to any Intellectual Property owned by TCBI or any TCBI Subsidiary, and TCBI and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by TCBI and its Subsidiaries. For purposes of this Agreement, “Intellectual Property” means trademarks, service marks, brand names, internet domain names, logos, symbols, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas, whether patentable or not, in any jurisdiction; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), all improvements thereto, and any renewals, extensions or reissues thereof, in any jurisdiction; nonpublic information, trade secrets and know-how, including processes, technologies, protocols, formulae, prototypes and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person; writings and other works, whether copyrightable or not and whether in published or unpublished works, in any jurisdiction; and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; and any similar intellectual property or proprietary rights.

3.20    Related Party Transactions. As of the date hereof, except as set forth in any TCBI Reports, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between TCBI or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of TCBI or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding TCBI Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of TCBI) on the other hand, of the type required to be reported in any TCBI Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act that have not been disclosed therein.

3.21    State Takeover Laws. The Board of Directors of TCBI has approved this Agreement and the transactions contemplated hereby and has taken all such other necessary actions as required to render inapplicable to such agreements and transactions the provisions of any potentially applicable takeover laws of any state, including any “moratorium,” “control share,” “fair price,” “takeover” or “interested shareholder” law or any similar provisions of the TCBI Certificate of Incorporation or TCBI Bylaws (collectively, with any similar provisions of the IBTX Certificate of Formation or IBTX Bylaws “Takeover Restrictions”). In accordance with Section 262 of the DGCL, no appraisal or dissenters’ rights will be available to the holders of TCBI Common Stock or TCBI Preferred Stock in connection with the Merger.

3.22    Reorganization. TCBI has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.23    Opinions of Financial Advisors. Prior to the execution of this Agreement, the Board of Directors of TCBI has received a separate opinion (which if initially rendered orally, has been or will be confirmed by written opinion of the same date) from each of Jefferies LLC and Goldman, Sachs & Co. LLC to the effect that as of the date of such opinion and based upon and subject to the assumptions, limitations, qualifications and other matters set forth in the written opinion, the Exchange Ratio pursuant to this Agreement is fair, from a financial point of view, to the holders of TCBI Common Stock (other than, as applicable, IBTX and its affiliates). Neither of such opinions has been amended or rescinded as of the date of this Agreement.

3.24    TCBI Information. The information relating to TCBI and its Subsidiaries or that is provided by TCBI or its Subsidiaries or their respective representatives for inclusion in the Joint Proxy Statement and the S-4, or in any other document filed with any Regulatory Agency or Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Joint Proxy Statement (except for such portions thereof that relate only to IBTX or any of its Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

3.25    Loan Portfolio.

(a)    As of the date hereof, except as set forth in Section 3.25(a) of the TCBI Disclosure Schedule, neither TCBI nor any of its Subsidiaries is a party to any written or oral loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) in which TCBI or any Subsidiary of TCBI is a creditor that, as of September 30, 2019, had an outstanding balance of $5,000,000 or more and under the terms of which the obligor was, as of September 30, 2019, over ninety (90) days or more delinquent in payment of principal or interest. Set forth in Section 3.25(a) of the TCBI Disclosure Schedule is a true, correct and complete list of (A) all the Loans of TCBI and its Subsidiaries that, as of September 30, 2019, had an outstanding balance of $5,000,000 and were classified by TCBI as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, together with the aggregate principal amount of and accrued and unpaid interest on such Loans, by category of Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of such Loans by category and (B) each asset of TCBI or any of its Subsidiaries that, as of September 30, 2019, is classified as “Other Real Estate Owned” and the book value thereof.

(b)    Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on TCBI, each Loan of TCBI or any of its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of TCBI and its Subsidiaries as secured Loans, has been secured by valid charges, mortgages, pledges, security interests, restrictions, claims, liens or encumbrances, as applicable, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.

(c)    Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on TCBI, each outstanding Loan of TCBI or any of its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of TCBI and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

3.26    Insurance. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on TCBI, (a) TCBI and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of TCBI reasonably has determined to be prudent and consistent with industry practice, and TCBI and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, (b) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of TCBI and its Subsidiaries, TCBI or the relevant Subsidiary thereof is the sole beneficiary of such policies, (c) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion, (d) there is no claim for coverage by TCBI or any of its Subsidiaries pending under any insurance policy as to which coverage has been questioned, denied or disputed by the underwriters of such insurance policy and (e) neither TCBI nor any of its Subsidiaries has received notice of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any insurance policies.

3.27    Investment Advisor Subsidiary.

(a)     Certain of TCBI’s Subsidiaries provide investment management, investment advisory or sub-advisory services (including management and advice provided to separate accounts and participation in wrap fee programs) and are required to register with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Investment Advisers Act”) (each such Subsidiary, a “TCBI Advisory Entity”). Each TCBI Advisory Entity is registered as an investment adviser under the Investment Advisers Act and has operated since January 1, 2017 and is currently operating in compliance with all laws applicable to it or its business and has all registrations, permits, licenses, exemptions, orders and approvals required for the operation of its business or ownership of its properties and assets substantially as presently conducted, except in each case as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on TCBI.

(b)    The accounts of each advisory client of TCBI or its Subsidiaries, for purposes of the Investment Advisers Act, that are subject to ERISA have been managed by the applicable TCBI Advisory Entity in compliance with the applicable requirements of ERISA, except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on TCBI.

(c)    None of the TCBI Advisory Entities nor any “person associated with an investment adviser” (as defined in the Investment Advisers Act) of any of them is ineligible pursuant to Section 203 of the Investment Advisers Act to serve as an investment advisor or as a person associated with a registered investment advisor, except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on TCBI.

3.28    No Broker-Dealer Subsidiary. Neither TCBI nor any Subsidiary of TCBI is a broker-dealer required to be registered under the Exchange Act with the SEC.

3.29    No Other Representations or Warranties.

(a)    Except for the representations and warranties made by TCBI in this Article III, neither TCBI nor any other person makes any express or implied representation or warranty with respect to TCBI, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and TCBI hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither TCBI nor any other person makes or has made any representation or warranty to IBTX or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to TCBI, any of its Subsidiaries or their respective businesses or (ii) except for the representations and warranties made by TCBI in this Article III, any oral or written information presented to IBTX or any of its affiliates or representatives in the course of their due diligence investigation of TCBI, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b)    TCBI acknowledges and agrees that neither IBTX nor any other person has made or is making any express or implied representation or warranty other than those contained in Article IV.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF IBTX

Except (a) as disclosed in the disclosure schedule delivered by IBTX to TCBI concurrently herewith (the “IBTX Disclosure Schedule”); provided, that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the IBTX Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by IBTX that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to have a Material Adverse Effect and (iii) any disclosures made with respect to a section of Article IV shall be deemed to qualify (1) any other section of Article IV specifically referenced or cross-referenced and (2) other sections of Article IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections or (b) as disclosed in any IBTX Reports filed by IBTX since December 31, 2015, and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), IBTX hereby represents and warrants to TCBI as follows:

4.1    Corporate Organization.

(a)    IBTX is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas and is a bank holding company duly registered under the BHC Act. IBTX has the corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted. IBTX is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on IBTX. True and complete copies of the amended and restated certificate of formation of IBTX, as amended (the “IBTX Certificate of Formation”) and the amended and restated bylaws of IBTX (the “IBTX Bylaws”), in each case as in effect as of the date of this Agreement, have previously been made available by IBTX to TCBI.

(b)    Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on IBTX, each Subsidiary of IBTX (a “IBTX Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership, leasing or operation of property or the conduct of its business requires it to be so licensed or qualified or in good standing and (iii) has all requisite corporate power and authority to own, lease or operate its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of IBTX or any Subsidiary of IBTX to pay dividends or distributions except, in the case of IBTX or a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all similarly regulated entities. The deposit accounts of each Subsidiary of IBTX that is an insured depository institution are insured by the FDIC through the Deposit Insurance Fund (as defined in Section 3(y) of the Federal Deposit Insurance Act of 1950) to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened. Section 4.1(b) of the IBTX Disclosure Schedule sets forth a true and complete list of all Subsidiaries of IBTX that would constitute “significant subsidiaries” within the meaning of Rule 1-02 of Regulation S-X of the SEC as of the date hereof. There is no person whose results of operations, cash flows, changes in shareholders’ equity or financial position are consolidated in the financial statements of IBTX other than the IBTX Subsidiaries.

4.2    Capitalization.

(a)    The authorized capital stock of IBTX as of the date of this Agreement consists of 100,000,000 shares of IBTX Common Stock, and 10,000,000 shares of preferred stock, par value $0.01 per share, and after giving effect to the IBTX Certificate Amendment the authorized capital stock of IBTX will consist of 200,000,000 shares of IBTX Common Stock and 20,000,000 shares of preferred stock, par value $0.01 per share. As of December 4, 2019, there were (i) 42,951,306 shares of IBTX Common Stock issued and outstanding, including 283,812 shares of IBTX Common Stock granted in respect of outstanding restricted stock awards (“IBTX Restricted Stock Awards”); (ii) no shares of IBTX Common Stock held in treasury; (iii) 1,436,131 shares of IBTX Common Stock reserved for issuance pursuant to future grants under the IBTX equity plans and (iv) no shares of preferred stock issued and outstanding. As of the date of this Agreement, except as set forth in the immediately preceding sentence, and for changes since December 4, 2019 resulting from the exercise, vesting or settlement of any IBTX Equity Awards described in the immediately preceding sentence, there are no shares of capital stock or other voting securities or equity interests of IBTX issued, reserved for issuance or outstanding. All the issued and outstanding shares of IBTX Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of IBTX may vote. Other than IBTX Restricted Stock Awards issued prior to the date of this Agreement as described in this Section 4.2(a), as of the date of this Agreement there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, or rights of first refusal or similar rights, puts, calls, commitments or agreements of any character to which IBTX or its Subsidiaries is a party relating to, or securities or rights convertible or exchangeable into or exercisable for, shares of capital stock or other voting or equity securities of or ownership interest in IBTX, or contracts, commitments, understandings or arrangements by which IBTX may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in IBTX or that otherwise obligate IBTX to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing (collectively, “IBTX Securities”, and any of the foregoing in respect of Subsidiaries of IBTX, collectively, “IBTX Subsidiary Securities”). Other than the IBTX Restricted Stock Awards (collectively, the “IBTX Equity Awards”), no equity-based awards (including any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of IBTX or any of its Subsidiaries) are outstanding. There are no voting trusts, shareholder agreements, proxies or other agreements in effect to which IBTX or any of its Subsidiaries is a party with respect to the voting or transfer of IBTX Common Stock, capital stock or other voting or equity securities or ownership interests of IBTX or granting any shareholder or other person any registration rights.

(b)    Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on IBTX, IBTX owns, directly or indirectly, all the issued and outstanding shares of capital stock or other equity ownership interests of each of the IBTX Subsidiaries, free and clear of any Liens, and all such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to Subsidiaries that are depository institutions, as provided under 12 U.S.C. § 55 or any comparable provision of applicable state law) and free of preemptive rights, with no personal liability attaching to the ownership thereof.

4.3    Authority; No Violation.

(a)    IBTX has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly approved by the Board of Directors of IBTX. The Board of Directors of IBTX has determined that the Merger, on the terms and conditions set forth in this Agreement, is advisable and in the best interests of IBTX and its shareholders, has adopted and approved this Agreement and the transactions contemplated hereby (including the Merger), and has directed that this Agreement be submitted to IBTX’s shareholders for approval at a meeting of such shareholders and has adopted a resolution to the foregoing effect. Except for (i) the approval of this Agreement by the affirmative vote of two-thirds of the outstanding shares of IBTX Common Stock entitled to vote on this Agreement and (ii) the approval of the IBTX Certificate Amendment by the affirmative vote of two-thirds of the outstanding shares of IBTX Common Stock entitled to vote thereon (collectively, the “Requisite IBTX Vote”), and subject to the adoption and approval of the Bank Merger Agreement by IBTX as IBTX Subsidiary Bank’s sole shareholder, no other corporate proceedings on the part of IBTX are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by IBTX and (assuming due authorization, execution and delivery by TCBI) constitutes a valid and binding obligation of IBTX, enforceable against IBTX in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions). The shares of IBTX Common Stock and New IBTX Preferred Stock to be issued in the Merger have been validly authorized (subject to the receipt of the Requisite IBTX Vote), and when issued, will be validly issued, fully paid and nonassessable, and no current or past shareholder of IBTX will have any preemptive right or similar rights in respect thereof.

(b)    Neither the execution and delivery of this Agreement by IBTX, nor the consummation by IBTX of the transactions contemplated hereby (including the Merger and the Bank Merger), nor compliance by IBTX with any of the terms or provisions hereof, will (i) violate any provision of the IBTX Certificate of Formation or the IBTX Bylaws or (ii) assuming that the consents and approvals referred to in Section 4.4 are duly obtained, (x) violate any law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to IBTX or any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of IBTX or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which IBTX or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clauses (x) and (y) above) for such violations, conflicts, breaches or defaults that either individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect on IBTX.

4.4    Consents and Approvals. Except for (a) the filing of any required applications, filings and notices, as applicable, with the Federal Reserve Board under the BHC Act and approval of such applications, filings and notices, (b) the filing of any required applications, filings and notices, as applicable, with the FDIC and the Texas Department of Banking in connection with the Bank Merger, and approval of such applications, filings and notices, (c) the filing of any required applications, filings or notices with any state banking authorities listed on

Section 3.4 of the TCBI Disclosure Schedule or Section 4.4 of the IBTX Disclosure Schedule and approval of such applications, filings and notices, (d) the filing of any required applications, filings and notices, as applicable, with the NASDAQ, (e) the filing by IBTX with the SEC of the Joint Proxy Statement and the S-4 in which the Joint Proxy Statement will be included as a prospectus, and the declaration of effectiveness of the S-4, (f) the filing of the Certificates of Merger with the Texas Secretary pursuant to the TBOC and the Delaware Secretary pursuant to the DGCL, as applicable, the filing of the Bank Merger Certificates with the applicable Governmental Entities as required by applicable law, and the filing of the Statement of Designations for the New IBTX Preferred Stock with the Texas Secretary and (g) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of IBTX Common Stock and New IBTX Preferred Stock pursuant to this Agreement and the approval of the listing of such IBTX Common Stock and New IBTX Preferred Stock on the NASDAQ, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (i) the execution and delivery by IBTX of this Agreement or (ii) the consummation by IBTX of the Merger and the other transactions contemplated hereby (including the Bank Merger). IBTX is not aware of any reason why the necessary regulatory approvals and consents will not be received by IBTX to permit consummation of the Merger and Bank Merger on a timely basis.

4.5    Reports. IBTX and each of its Subsidiaries have timely filed (or furnished) all reports, forms, correspondence, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2017 with any Regulatory Agencies, including any report, form, correspondence, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such report, form, correspondence, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on IBTX. Subject to Section 9.14, except for normal examinations conducted by a Regulatory Agency in the ordinary course of business of IBTX and its Subsidiaries, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of IBTX, investigation into the business or operations of IBTX or any of its Subsidiaries since January 1, 2017, except where such proceedings or investigations would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on IBTX. Subject to Section 9.14, there (i) is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of IBTX or any of its Subsidiaries and (ii) has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of IBTX or any of its Subsidiaries since January 1, 2017, in each case, which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on IBTX.

4.6    Financial Statements.

(a)    The financial statements of IBTX and its Subsidiaries included (or incorporated by reference) in the IBTX Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of IBTX and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of IBTX and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. Since December 31, 2016, no independent public accounting firm of IBTX has resigned (or informed IBTX that it intends to resign) or been dismissed as independent public accountants of IBTX as a result of or in connection with any disagreements with IBTX on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b)    Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on IBTX, neither IBTX nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of IBTX included in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2019 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2019, or in connection with this Agreement and the transactions contemplated hereby.

(c)    The records, systems, controls, data and information of IBTX and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership of IBTX or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership that would not reasonably be expected to have a Material Adverse Effect on IBTX. IBTX (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to IBTX, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of IBTX by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to IBTX’s outside auditors and the audit committee of IBTX’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect IBTX’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in IBTX’s internal controls over financial reporting. These disclosures were made in writing by management to IBTX’s auditors and audit committee and true, correct and complete copies of such disclosures have previously been made available by IBTX to TCBI. There is no reason to believe that IBTX’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d)    Since January 1, 2017, (i) neither IBTX nor any of its Subsidiaries, nor, to the knowledge of IBTX, any director, officer, auditor, accountant or representative of IBTX or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of IBTX or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that IBTX or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no employee of or attorney representing IBTX or any of its Subsidiaries, whether or not employed by IBTX or any of its Subsidiaries, has reported evidence of a material violation of securities laws or banking laws, breach of fiduciary duty or similar violation by IBTX or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Board of Directors of IBTX or any committee thereof or the Board of Directors or similar governing body of any IBTX Subsidiary or any committee thereof, or to the knowledge of IBTX, to any director or officer of IBTX or any IBTX Subsidiary.

4.7    Broker’s Fees. With the exception of the engagement of Keefe, Bruyette & Woods, Inc. and Sandler O’Neill & Partners, L.P., neither IBTX nor any IBTX Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement. IBTX has disclosed to TCBI as of the date hereof the aggregate fees provided for in connection with the engagement by IBTX of Keefe, Bruyette & Woods, Inc. and Sandler O’Neill & Partners, L.P. related to the Merger and the other transactions contemplated hereunder.

4.8    Absence of Certain Changes or Events.

(a)    Since December 31, 2018, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on IBTX.

(b)    Since December 31, 2018, IBTX and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

4.9    Legal and Regulatory Proceedings.

(a)    Except as would not reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect on IBTX, neither IBTX nor any of its Subsidiaries is a party to any, and there are no outstanding or pending or, to the knowledge of IBTX, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against IBTX or any of its Subsidiaries or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement.

(b)    Subject to Section 9.14, there is no material injunction, order, judgment, decree, or regulatory restriction imposed upon IBTX, any of its Subsidiaries or the assets of IBTX or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to the Surviving Entity or any of its affiliates).

4.10    Taxes and Tax Returns. Each of IBTX and its Subsidiaries has duly and timely filed (including all applicable extensions) all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects. Neither IBTX nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course). All material Taxes of IBTX and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid. Each of IBTX and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party. Neither IBTX nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect (other than extension or waiver granted in the ordinary course of business). Neither IBTX nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits, examinations or other proceedings regarding any material Tax of IBTX and its Subsidiaries or the assets of IBTX and its Subsidiaries. Neither IBTX nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among IBTX and its Subsidiaries). Since January 1, 2013, neither IBTX nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return for which the statute of limitations is open (other than a group the common parent of which was IBTX) or (B) has any liability for the Taxes of any person (other than IBTX or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise (other than pursuant to agreements not primarily related to Taxes and entered into in the ordinary course of business consistent with past practice). Neither IBTX nor any of its Subsidiaries has been, within the past two (2) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code. Neither IBTX nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1).

4.11    Employees.

(a)    Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on IBTX, each IBTX Benefit Plan has been established, operated and administered in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code. For purposes of this Agreement, the term “IBTX Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and all equity, bonus or incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, termination change in control, retention, employment, welfare, insurance, medical, fringe or other benefit plans, programs, agreements, contracts, policies, arrangements or remuneration of any kind with respect to which IBTX or any Subsidiary or any trade or business of IBTX or any of its Subsidiaries, whether or not incorporated, all of which together with IBTX would be deemed a “single employer” within the meaning of Section 4001 of ERISA (a “IBTX ERISA Affiliate”), is a party or has any current or future obligation or that are maintained, contributed to or sponsored by IBTX or any of its Subsidiaries or any IBTX ERISA Affiliate for the benefit of any current or former employee, officer, director or independent contractor of IBTX or any of its Subsidiaries or any IBTX ERISA Affiliate, excluding, in each case, any Multiemployer Plan.

(b)    IBTX has made available to TCBI true and complete copies of each material IBTX Benefit Plan and the following related documents, to the extent applicable: (i) all summary plan descriptions, amendments, modifications or material supplements, (ii) the most recent annual report (Form 5500) filed with the IRS, (iii) the most recently received IRS determination letter, and (iv) the most recently prepared actuarial report.

(c)    The IRS has issued a favorable determination letter or opinion with respect to each IBTX Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “IBTX Qualified Plans”) and the related trust, which letter or opinion has not been revoked (nor has revocation been threatened), and, to the knowledge of IBTX, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any IBTX Qualified Plan or the related trust.

(d)    Except as would not result in any material liability to IBTX and its Subsidiaries, taken as a whole, with respect to each IBTX Benefit Plan that is subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code: (i) the minimum funding standard under Section 302 of ERISA and Sections 412 and 430 of the Code has been satisfied and no waiver of any minimum funding standard or any extension of any amortization period has been requested or granted, (ii) no such plan is in “at-risk” status for purposes of Section 430 of the Code, (iii) the present value of accrued benefits under such IBTX Benefit Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such IBTX Benefit Plan’s actuary with respect to such IBTX Benefit Plan, did not, as of its latest valuation date, exceed the then current fair market value of the assets of such IBTX Benefit Plan allocable to such accrued benefits, (iv) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (v) all premiums to the PBGC have been timely paid in full, (vi) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is expected to be incurred by IBTX or any of its Subsidiaries, and (vii) the PBGC has not instituted proceedings to terminate any such IBTX Benefit Plan.

(e)    None of IBTX and its Subsidiaries nor any IBTX ERISA Affiliate has, at any time during the last six (6) years, contributed to or been obligated to contribute to a Multiemployer Plan or a Multiple Employer Plan, and none of IBTX and its Subsidiaries nor any IBTX ERISA Affiliate has incurred any liability that has not been satisfied to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan.

(f)    Except as would not result in any material liability to IBTX and its Subsidiaries, taken as a whole, no IBTX Benefit Plan provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code.

(g)    Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on IBTX, all contributions required to be made to any IBTX Benefit Plan by applicable law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any IBTX Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of IBTX.

(h)    There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted, and, to IBTX’s knowledge, no set of circumstances exists which may reasonably give rise to a claim or lawsuit, against the IBTX Benefit Plans, any fiduciaries thereof with respect to their duties to the IBTX Benefit Plans or the assets of any of the trusts under any of the IBTX Benefit Plans that would reasonably be expected to result in any liability of IBTX or any of its Subsidiaries in an amount that would be material to IBTX and its Subsidiaries, taken as a whole.

(i)    Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on IBTX, none of IBTX and its Subsidiaries nor any IBTX ERISA Affiliate has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) which would reasonably be expected to subject any of the IBTX Benefit Plans or their related trusts, IBTX, any of its Subsidiaries or any IBTX ERISA Affiliate to any material Tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(j)    Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, the acceleration of vesting, exercisability, funding or delivery of, or increase in the amount or value of, any payment, right or other benefit to any employee, officer, director or other service provider of IBTX or any of its Subsidiaries, or result in any limitation on the right of IBTX or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any IBTX Benefit Plan or related trust on or after the Effective Time. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by IBTX or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code.

(k)    No IBTX Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code, or otherwise.

(l)    Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on IBTX, there are no pending or, to IBTX’s knowledge, threatened labor grievances or unfair labor practice claims or charges against IBTX or any of its Subsidiaries, or any strikes or other labor disputes against IBTX or any of its Subsidiaries. Neither IBTX nor any of its Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of IBTX or any of its Subsidiaries and there are no pending or, to the knowledge of IBTX, threatened organizing efforts by any union or other group seeking to represent any employees of IBTX or any of its Subsidiaries.

4.12    SEC Reports. IBTX has previously made available to TCBI an accurate and complete copy of each (a) final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC since December 31, 2016 by IBTX pursuant to the Securities Act or the Exchange Act (the “IBTX Reports”) and (b) communication mailed by IBTX to its shareholders since December 31, 2016 and prior to the date hereof, and no such IBTX Report or communication, as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. Since December 31, 2016, as of their respective dates, all IBTX Reports filed or furnished under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. No executive officer of IBTX has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from, or unresolved issued raised by, the SEC with respect to any of the IBTX Reports.

4.13    Compliance with Applicable Law.

(a)    IBTX and each of its Subsidiaries hold, and have at all times since December 31, 2016, held, all licenses, registrations, franchises, certificates, variances, permits charters and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, registration, franchise, certificate, variance, permit, charter or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on IBTX, and to the knowledge of IBTX, no suspension or cancellation of any such necessary license, registration, franchise, certificate, variance, permit, charter or authorization is threatened.

(b)    Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on IBTX, IBTX and each of its Subsidiaries have complied with and are not in default or violation under any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to IBTX or any of its Subsidiaries, including all laws related to data protection or privacy (including laws relating to the privacy and security of Personal Data), the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, Title V of the Gramm-Leach-Bliley Act, any and all sanctions or regulations enforced by the Office of Foreign Assets Control of the United States Department of Treasury and any other law, policy or guideline relating to bank secrecy, discriminatory lending, financing or leasing practices, consumer protection, money laundering prevention, foreign assets control, U.S. sanctions laws and regulations, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. IBTX and its Subsidiaries have established and maintain a system of internal controls designed to ensure compliance in all material respects by IBTX and its Subsidiaries with applicable financial recordkeeping and reporting requirements of applicable money laundering prevention laws in jurisdictions where IBTX and its Subsidiaries conduct business.

(c)    IBTX Subsidiary Bank has a Community Reinvestment Act rating of “satisfactory” or better.

(d)    IBTX maintains a written information privacy and security program that maintains reasonable measures to protect the privacy, confidentiality and security of all Personal Data against any Security Breach. To the knowledge of IBTX, IBTX has not experienced any Security Breach that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on IBTX. To the knowledge of IBTX, there are no data security or other technological vulnerabilities with respect to its information technology systems or networks that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on IBTX.

(e)    Without limitation, none of IBTX, or any of its Subsidiaries, or to the knowledge of IBTX, any director, officer, employee, agent or other person acting on behalf of IBTX or any of its Subsidiaries has, directly or indirectly, (i) used any funds of IBTX or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of IBTX or any of its Subsidiaries, (iii) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (iv) established or maintained any unlawful fund of monies or other assets of IBTX or any of its Subsidiaries, (v) made any fraudulent entry on the books or records of IBTX or any of its Subsidiaries, or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for IBTX or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for IBTX or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department, except in each case as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(f)    As of the date hereof, IBTX, IBTX Subsidiary Bank and each other insured depository institution Subsidiary of IBTX is “well-capitalized” (as such term is defined in the relevant regulation of the institution’s primary bank regulator).

(g)    Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on IBTX, (i) IBTX and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state, federal and foreign law; and (ii) none of IBTX, any of its Subsidiaries, or any of its or its Subsidiaries’ directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true and correct and accurately reflect the assets and results of such fiduciary account.

4.14    Certain Contracts.

(a)    Except as set forth in Section 4.14(a) of the IBTX Disclosure Schedule or as filed with any IBTX Reports, as of the date hereof, neither IBTX nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral, but excluding any IBTX Benefit Plan):

(i)    which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii)    which contains a provision that materially restricts the conduct of any line of business by IBTX or any of its Subsidiaries or upon consummation of the Merger will materially restrict the ability of the Surviving Entity or any of its affiliates to engage in any line of business or in any geographic region;

(iii)    with or to a labor union or guild (including any collective bargaining agreement);

(iv)    any of the benefits of or obligations under which will arise or be increased or accelerated by the occurrence of the execution and delivery of this Agreement, receipt of the Requisite IBTX Vote or the announcement or consummation of any of the transactions contemplated by this Agreement, or under which a right of cancellation or termination will arise as a result thereof, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement, where such increase or acceleration of benefits or obligations, right of cancellation or termination, or change in calculation of value of benefits would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on IBTX;

(v)    (A) that relates to the incurrence of indebtedness by IBTX or any of its Subsidiaries, including any sale and leaseback transactions, capitalized leases and other similar financing arrangements (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the Federal Home Loan Bank and securities sold under agreements to repurchase, in each case incurred in the ordinary course of business consistent with past practice), or (B) that provides for the guarantee, support, indemnification, assumption or endorsement by IBTX or any of its Subsidiaries of, or any similar commitment by IBTX or any of its Subsidiaries with respect to, the obligations, liabilities or indebtedness of any other person, in the case of each of clauses (A) and (B), in the principal amount of $5,000,000 or more;

(vi)    that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of IBTX or its Subsidiaries;

(vii)    that is a consulting agreement or data processing, software programming or licensing contract involving the payment of more than $2,000,000 per annum (other than any such contracts which are terminable by IBTX or any of its Subsidiaries on sixty (60) days or less notice without any required payment or other conditions, other than the condition of notice);

(viii)    that is a settlement, consent or similar agreement and contains any material continuing obligations of IBTX or any of its Subsidiaries; or

(ix)    that relates to the acquisition or disposition of any person, business or asset and under which IBTX or its Subsidiaries have or may have a material obligation or liability.

Each contract, arrangement, commitment or understanding of the type described in this Section 4.14(a), whether or not set forth in the IBTX Disclosure Schedule, is referred to herein as a “IBTX Contract.” IBTX has made available to TCBI true, correct and complete copies of each IBTX Contract in effect as of the date hereof.

(b)    (i) Each IBTX Contract is valid and binding on IBTX or one of its Subsidiaries, as applicable, and in full force and effect, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on IBTX, (ii) IBTX and each of its Subsidiaries have in all material respects complied with and performed all obligations required to be complied with or performed by any of them to date under each IBTX Contract, except where such noncompliance or nonperformance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on IBTX, (iii) to the knowledge of IBTX, each third-party counterparty to each IBTX Contract has in all material respects complied with and performed all obligations required to be complied with and performed by it to date under such IBTX Contract, except where such noncompliance or nonperformance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on IBTX, (iv) neither IBTX nor any of its Subsidiaries has knowledge of, or has received notice of, any violation of any IBTX Contract by any of the other parties thereto which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on IBTX and (v) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material breach or default on the part of IBTX or any of its Subsidiaries or, to the knowledge of IBTX, any other party thereto, of or under any such IBTX Contract, except where such breach or default, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on IBTX.

4.15    Agreements with Regulatory Agencies. Subject to Section 9.14, neither IBTX nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2017, a recipient of any supervisory letter from, or since January 1, 2017, has adopted any policies, procedures or board resolutions at the request or suggestion of, any Regulatory Agency or other Governmental Entity that currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the IBTX Disclosure Schedule, a “IBTX Regulatory Agreement”), nor has IBTX or any of its Subsidiaries been advised since January 1, 2017, by any Regulatory

Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such IBTX Regulatory Agreement.

4.16    Environmental Matters. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on IBTX, IBTX and its Subsidiaries are in compliance, and have complied, with all Environmental Laws. There are no legal, administrative, arbitral or other proceedings, claims or actions or, to the knowledge of IBTX, any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on IBTX or any of its Subsidiaries of any liability or obligation arising under any Environmental Law pending or threatened against IBTX, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on IBTX. To the knowledge of IBTX, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on IBTX. IBTX is not subject to any agreement, order, judgment, decree, letter agreement or memorandum of agreement by or with any court, Governmental Entity, Regulatory Agency or other third party imposing any liability or obligation with respect to the foregoing that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on IBTX.

4.17    Investment Securities and Commodities. Each of IBTX and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements) which are material to IBTX’s business on a consolidated basis, free and clear of any Lien, except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of IBTX or its Subsidiaries. Such securities and commodities are valued on the books of IBTX in accordance with GAAP in all material respects.

4.18    Real Property. IBTX or an IBTX Subsidiary (a) has good and marketable title to all the real property reflected in the latest audited balance sheet included in the IBTX Reports as being owned by IBTX or an IBTX Subsidiary or acquired after the date thereof which are material to IBTX’s business on a consolidated basis (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “IBTX Owned Properties”), free and clear of all material Liens, except for Permitted Encumbrances, and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such IBTX Reports or acquired after the date thereof which are material to IBTX’s business on a consolidated basis (except for leases that have expired by their terms since the date thereof) (such leasehold estates, collectively with the IBTX Owned Properties, the “IBTX Real Property”), free and clear of all material Liens, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the knowledge of IBTX, the lessor. There are no pending or, to the knowledge of IBTX, threatened condemnation proceedings against the IBTX Real Property.

4.19    Intellectual Property. IBTX and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all Intellectual Property necessary for the conduct of its business as currently conducted. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on IBTX: (a) (i) to the knowledge of IBTX, the use of any Intellectual Property by IBTX and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which IBTX or any IBTX Subsidiary acquired the right to use any Intellectual Property, and (ii) no person has asserted in writing to IBTX that IBTX or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person, (b) to the knowledge of IBTX, no person is challenging, infringing on or otherwise violating any right of IBTX or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to IBTX or its Subsidiaries, and (c) neither IBTX nor any IBTX Subsidiary has received any written notice of any pending claim with respect to any Intellectual Property owned by IBTX or any IBTX Subsidiary, and IBTX and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by IBTX and its Subsidiaries.

4.20    Related Party Transactions. As of the date hereof, except as set forth in any IBTX Reports, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between IBTX or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of IBTX or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding IBTX Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of IBTX) on the other hand, of the type required to be reported in any IBTX Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act that have not been disclosed therein.

4.21    State Takeover Laws. The Board of Directors of IBTX has approved this Agreement and the transactions contemplated hereby and has taken all such other necessary actions as required to render inapplicable to such agreements and transactions the provisions of any potentially applicable Takeover Restrictions. In accordance with Section 10.354 of the TBOC, no appraisal or dissenters’ rights will be available to the holders of IBTX Common Stock in connection with the Merger.

4.22    Reorganization. IBTX has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.23    Opinions of Financial Advisors. Prior to the execution of this Agreement, the Board of Directors of IBTX has received a separate opinion (which if initially rendered orally, has been or will be confirmed by written opinion of the same date) from each of Keefe, Bruyette & Woods, Inc. and Sandler O’Neill & Partners, L.P., to the effect that as of the date of such opinion and based upon and subject to the assumptions, limitations, qualifications and other matters set forth in the written opinion, the Exchange Ratio pursuant to this Agreement is fair, from a financial point of view, to IBTX. Neither of such opinions has been amended or rescinded as of the date of this Agreement.

4.24    IBTX Information. The information relating to IBTX and its Subsidiaries or that is provided by IBTX or its Subsidiaries or their respective representatives for inclusion in the Joint Proxy Statement and the S-4, or in any other document filed with any Regulatory Agency or Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Joint Proxy Statement (except for such portions thereof that relate only to TCBI or any of its Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The S-4 (except for such portions thereof that relate only to TCBI or any of its Subsidiaries) will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

4.25    Loan Portfolio.

(a)    As of the date hereof, except as set forth in Section 4.25(a) of the IBTX Disclosure Schedule, neither IBTX nor any of its Subsidiaries is a party to any written or oral Loan in which IBTX or any Subsidiary of IBTX is a creditor that, as of September 30, 2019, had an outstanding balance of $5,000,000 or more and under the terms of which the obligor was, as of September 30, 2019, over ninety (90) days or more delinquent in payment of principal or interest. Set forth in Section 4.25(a) of the IBTX Disclosure Schedule is a true, correct and complete list of (A) all the Loans of IBTX and its Subsidiaries that, as of September 30, 2019, had an outstanding balance of $5,000,000 and were classified by IBTX as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, together with the aggregate principal amount of and accrued and unpaid interest on such Loans, by category of Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of such Loans by category and (B) each asset of IBTX or any of its Subsidiaries that, as of September 30, 2019, is classified as “Other Real Estate Owned” and the book value thereof.

(b)    Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on IBTX, each Loan of IBTX or any of its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of IBTX and its Subsidiaries as secured Loans, has been secured by valid charges, mortgages, pledges, security interests, restrictions, claims, liens or encumbrances, as applicable, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.

(c)    Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on IBTX, each outstanding Loan of IBTX or any of its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of IBTX and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

4.26    Insurance. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on IBTX, (a) IBTX and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of IBTX reasonably has determined to be prudent and consistent with industry practice, and IBTX and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, (b) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of IBTX and its Subsidiaries, IBTX or the relevant Subsidiary thereof is the sole beneficiary of such policies, (c) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion, (d) there is no claim for coverage by IBTX or any of its Subsidiaries pending under any insurance policy as to which coverage has been questioned, denied or disputed by the underwriters of such insurance policy and (e) neither IBTX nor any of its Subsidiaries has received notice of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any insurance policies.

4.27    Investment Advisor Subsidiary.

(a)    Certain of IBTX’s Subsidiaries provide investment management, investment advisory or sub-advisory services (including management and advice provided to separate accounts and participation in wrap fee programs) and are required to register with the SEC as an investment adviser under the Investment Advisers Act (each such Subsidiary, a “IBTX Advisory Entity”). Each IBTX Advisory Entity is registered as an investment adviser under the Investment Advisers Act and has operated since January 1, 2017 and is currently operating in compliance with all laws applicable to it or its business and has all registrations, permits, licenses, exemptions, orders and approvals required for the operation of its business or ownership of its properties and assets substantially as presently conducted, except in each case as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on IBTX.

(b)    The accounts of each advisory client of IBTX or its Subsidiaries, for purposes of the Investment Advisers Act, that are subject to ERISA have been managed by the applicable IBTX Advisory Entity in compliance with the applicable requirements of ERISA, except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on IBTX.

(c)    None of the IBTX Advisory Entities nor any “person associated with an investment adviser” (as defined in the Investment Advisers Act) of any of them is ineligible pursuant to Section 203 of the Investment

Advisers Act to serve as an investment advisor or as a person associated with a registered investment advisor, except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on IBTX.

4.28    No Broker-Dealer Subsidiary. Neither IBTX nor any Subsidiary of IBTX is a broker-dealer required to be registered under the Exchange Act with the SEC.

4.29    No Other Representations or Warranties.

(a)    Except for the representations and warranties made by IBTX in this Article IV, neither IBTX nor any other person makes any express or implied representation or warranty with respect to IBTX, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and IBTX hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither IBTX nor any other person makes or has made any representation or warranty to TCBI or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to IBTX, any of its Subsidiaries or their respective businesses or (ii) except for the representations and warranties made by IBTX in this Article IV, any oral or written information presented to TCBI or any of its affiliates or representatives in the course of their due diligence investigation of IBTX, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b)    IBTX acknowledges and agrees that neither TCBI nor any other person has made or is making any express or implied representation or warranty other than those contained in Article III.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1    Conduct of Businesses Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as set forth in the TCBI Disclosure Schedule or the IBTX Disclosure Schedule), required by law or as consented to in writing by the other party (such consent not to be unreasonably withheld, conditioned or delayed), each of IBTX and TCBI shall, and shall cause each of its respective Subsidiaries to, (a) conduct its business in the ordinary course in all material respects, (b) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships, and (c) take no action that would reasonably be expected to adversely affect or delay the ability of either IBTX or TCBI to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby on a timely basis.

5.2    Forbearances. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in the IBTX Disclosure Schedule or the TCBI Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by law, neither IBTX nor TCBI shall, and neither IBTX nor TCBI shall permit any of their respective Subsidiaries to, without the prior written consent of the other party to this Agreement (such consent not to be unreasonably withheld, conditioned or delayed):

(a)    other than (i) federal funds borrowings and Federal Home Loan Bank borrowings, in each case with a maturity not in excess of six (6) months, (ii) the creation of deposit liabilities, (iii) issuances of letters of credit, (iv) purchases of federal funds, (v) sales of certificates of deposit and (vi) entry into repurchase agreements, in each case in the ordinary course of business, incur any indebtedness for borrowed money (other than indebtedness of TCBI or any of its wholly-owned Subsidiaries to TCBI or any of its wholly-owned

Subsidiaries, on the one hand, or of IBTX or any of its wholly-owned Subsidiaries to IBTX or any of its wholly-owned Subsidiaries, on the other hand), or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;

(b)    (i)    adjust, split, combine or reclassify any capital stock;

(ii)    make, declare, pay or set a record date for any dividend, or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities, including any TCBI Securities or TCBI Subsidiary Securities, in the case of TCBI, or IBTX Securities or IBTX Subsidiary Securities, in the case of IBTX, except, in each case, (A) regular quarterly cash dividends by IBTX at a rate not in excess of $0.25 per share of IBTX Common Stock, (B) dividends paid by any of the Subsidiaries of each of IBTX and TCBI to IBTX or TCBI or any of their wholly-owned Subsidiaries, respectively, (C) dividends provided for and paid on any trust preferred securities of IBTX, TCBI or their respective Subsidiaries in accordance with the terms thereof, or, in the case of TCBI, dividends provided for and paid on TCBI Preferred Stock in accordance with the terms of such TCBI Preferred Stock or (D) the acceptance of shares of TCBI Common Stock or IBTX Common Stock, as the case may be, as payment for the exercise price of stock appreciation rights or stock options or for withholding Taxes incurred in connection with the exercise of stock appreciation rights or stock options or the vesting or settlement of equity compensation awards, in each case, in accordance with past practice and the terms of the applicable award agreements;

(iii)    grant any stock appreciation rights, stock options, restricted stock units, performance units, phantom stock units, restricted shares or other equity-based awards or interests, or grant any person any right to acquire any TCBI Securities or TCBI Subsidiary Securities, in the case of TCBI, or IBTX Securities or IBTX Subsidiary Securities, in the case of IBTX; or

(iv)    issue, sell, transfer, encumber or otherwise permit to become outstanding any shares of capital stock or voting securities or equity interests or securities convertible (whether currently convertible or convertible only after the passage of time of the occurrence of certain events) or exchangeable into, or exercisable for, any shares of its capital stock or other equity or voting securities, including any TCBI Securities or TCBI Subsidiary Securities, in the case of TCBI, or IBTX Securities or IBTX Subsidiary Securities, in the case of IBTX, or any options, warrants, or other rights of any kind to acquire any shares of capital stock or other equity or voting securities, including any TCBI Securities or TCBI Subsidiary Securities, in the case of TCBI, or IBTX Securities or IBTX Subsidiary Securities, in the case of IBTX, except pursuant to the exercise of stock appreciation rights or stock options or the settlement of equity compensation awards in accordance with their terms;

(c)    sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any individual, corporation or other entity other than a wholly-owned Subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business or pursuant to contracts or agreements in force at the date of this Agreement;

(d)     except for foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith in the ordinary course of business, make any material investment in or acquisition of (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation, or formation of a joint venture or otherwise) any other person or the property or assets of any other person, in each case other than a wholly-owned Subsidiary of TCBI or IBTX, as applicable;

(e)    in each case except for transactions in the ordinary course of business, terminate, materially amend, or waive any material provision of, any TCBI Contract or IBTX Contract, as the case may be, or make any change in any instrument or agreement governing the terms of any of its securities, other than normal renewals of contracts without material adverse changes of terms with respect to TCBI or IBTX, as the case may be, or enter into any contract that would constitute a TCBI Contract or IBTX Contract, as the case may be, if it were in effect on the date of this Agreement;

(f)    except as required under applicable law or the terms of any TCBI Benefit Plan or IBTX Benefit Plan existing as of the date hereof, as applicable, (i) enter into, establish, adopt, amend or terminate any TCBI Benefit Plan or IBTX Benefit Plan, or any arrangement that would be a TCBI Benefit Plan or an IBTX Benefit Plan if in effect on the date hereof, other than (x) in the ordinary course of business consistent with past practice and (y) as would not reasonably be expected to materially increase the cost of benefits under any TCBI Benefit Plan, IBTX Benefit Plan, TCBI Contract or IBTX Contract, as the case may be, (ii) increase the compensation or benefits payable to any current or former employee, officer, director or individual consultant, other than increases to current employees and officers (x) in connection with a promotion or change in responsibilities and to a level consistent with similarly situated peer employees, (y) in the ordinary course of business consistent with past practice or (z) the payment of incentive compensation for completed performance periods based upon corporate performance, the performance of such employee and, if applicable, such employee’s business, (iii) accelerate the vesting of any equity-based awards or other compensation, (iv) enter into any new, or amend any existing, employment, severance, change in control, retention, collective bargaining agreement or similar agreement or arrangement, (v) fund any rabbi trust or similar arrangement or in any other way secure the payment of compensation or benefits under any TCBI Benefit Plan, IBTX Benefit Plan, TCBI Contract or IBTX Contract, as the case may be, (vi) terminate the employment or services of any employee with an annual compensation (base salary and target annual bonus opportunity) in excess of $450,000, other than for cause, or (vii) hire any employee with an annual compensation (base salary and target annual bonus opportunity) in excess of $450,000, other than as a replacement hire receiving substantially similar terms of employment;

(g)    settle any material claim, suit, action or proceeding, except involving solely monetary remedies in an amount, individually and in the aggregate, that is not material to TCBI or IBTX, as applicable, and that would not impose any material restriction on, or create any adverse precedent that would be material to, the business of it or its Subsidiaries or the Surviving Entity or to the receipt of regulatory approvals for the Merger on a timely basis;

(h)     take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(i)    amend its articles of incorporation, its bylaws or comparable governing documents of its Subsidiaries that are “significant subsidiaries” within the meaning of Rule 1-02 of Regulation S-X of the SEC;

(j)    other than in prior consultation with the other party to this Agreement, materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

(k)    implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP;

(l)    enter into any new line of business or, other than in the ordinary course of business consistent with past practice, change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating, securitization and servicing policies (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof or individual loans), except as required by applicable law, regulation or policies imposed by any Governmental Entity;

(m)    make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any material amended Tax Return, enter into any closing agreement with respect to a material amount of Taxes, or settle any material Tax claim, audit, assessment or dispute or surrender any material right to claim a refund of Taxes;

(n)    merge or consolidate itself or any of its Subsidiaries that are “significant subsidiaries” within the meaning of Rule 1-02 of Regulation S-X of the SEC with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its Subsidiaries that are “significant subsidiaries” within the meaning of Rule 1-02 of Regulation S-X of the SEC;

(o)    take any action that is intended or expected to result in any of the conditions to the Merger set forth in Article VII not being satisfied, except as may be required by applicable law; or

(p)    agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors or similar governing body in support of, any of the actions prohibited by this Section 5.2.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1    Regulatory Matters.

(a)    Promptly after the date of this Agreement, IBTX and TCBI shall prepare and file with the SEC the Joint Proxy Statement, and IBTX shall prepare and file with the SEC the S-4, in which the Joint Proxy Statement will be included as a prospectus. IBTX and TCBI, as applicable, shall use reasonable best efforts to make such filings within forty-five (45) days of the date of this Agreement. Each of IBTX and TCBI shall use its reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filings, and to keep the S-4 effective for so long as necessary to consummate the transactions contemplated by this Agreement, and IBTX and TCBI shall thereafter mail or deliver the Joint Proxy Statement to their respective shareholders. IBTX shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and TCBI shall furnish all information concerning TCBI and the holders of TCBI Common Stock as may be reasonably requested in connection with any such action.

(b)    The parties hereto shall cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings and in the case of the applications, notices, petitions and filings in respect of the Requisite Regulatory Approvals, use their reasonable best efforts to make them within forty-five (45) days of the date of this Agreement, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger and the Bank Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Governmental Entities. IBTX and TCBI shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to TCBI or IBTX, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity, including the Joint Proxy Statement, the S-4 and any other filing made in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein, and each party shall consult with the other in advance of any meeting or conference with any Governmental Entity in connection with the transactions contemplated by this Agreement and, to the extent permitted by such Governmental Entity, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences, in each case subject to applicable law. As used in this Agreement, the term “Requisite Regulatory Approvals” shall mean all regulatory authorizations, consents, orders and approvals (and the expiration or termination of all statutory waiting periods in respect thereof) (i) from the Federal Reserve Board, the FDIC, the Texas Department of Banking and (ii) set forth in Section 3.4 or Section 4.4 that are necessary to consummate the transactions contemplated by this Agreement (including the Merger and the Bank Merger) or those the failure of which to be obtained would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Surviving Entity.

(c)    Each party shall use its reasonable best efforts to respond to any request for information and resolve any objection that may be asserted by any Governmental Entity with respect to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, nothing contained herein shall be deemed to require IBTX or TCBI or any of their respective Subsidiaries, and neither IBTX nor TCBI nor any of their respective Subsidiaries shall be permitted (without the written consent of the other party), to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, approvals and authorizations of Governmental Entities that would reasonably be expected to have a Material Adverse Effect on the Surviving Entity and its Subsidiaries, taken as a whole, after giving effect to the Merger (a “Materially Burdensome Regulatory Condition”).

(d)    IBTX and TCBI shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement, the S-4 or any other statement, filing, notice or application made by or on behalf of IBTX, TCBI or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement.

(e)    IBTX and TCBI shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained, or that the receipt of any such approval will be materially delayed.

6.2    Access to Information; Confidentiality.

(a)    Subject to Section 9.14, upon reasonable notice and subject to applicable laws, each of IBTX and TCBI, for the purposes of verifying the representations and warranties of the other and preparing for the Merger and the other matters contemplated by this Agreement, shall, and shall cause each of their respective Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors and other representatives of the other party, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments, personnel, information technology systems, and records, and each shall cooperate with the other party in preparing to execute after the Effective Time the conversion or consolidation of systems and business operations generally, and, during such period, each of IBTX and TCBI shall, and shall cause its respective Subsidiaries to, make available to the other party (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking laws (other than reports or documents that IBTX or TCBI, as the case may be, is not permitted to disclose under applicable law), and (ii) all other information concerning its business, properties and personnel as such party may reasonably request. Neither IBTX nor TCBI nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of IBTX’s or TCBI’s, as the case may be, customers, jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b)    Each of IBTX and TCBI shall hold all information furnished by or on behalf of the other party or any of such party’s Subsidiaries or representatives pursuant to Section 6.2(a) in confidence to the extent required by, and in accordance with, the provisions of the confidentiality agreement, dated November 12, 2019, between IBTX and TCBI (the “Confidentiality Agreement”).

(c)    No investigation by either of the parties or their respective representatives shall affect or be deemed to modify or waive the representations and warranties of the other set forth herein. Nothing contained in this Agreement shall give either party, directly or indirectly, the right to control or direct the operations of the other party prior to the Effective Time. Prior to the Effective Time, each party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.3    Shareholders’ Approvals. Each of IBTX and TCBI shall call a meeting of its shareholders (the “IBTX Meeting” and the “TCBI Meeting,” respectively) to be held as soon as reasonably practicable after the S-4 is declared effective, for the purpose of obtaining (a) the Requisite TCBI Vote and the Requisite IBTX Vote required in connection with this Agreement and the Merger and (b) if so desired and mutually agreed, a vote upon other matters of the type customarily brought before a meeting of shareholders in connection with the approval of a merger agreement or the transactions contemplated thereby, and each of TCBI and IBTX shall use its reasonable best efforts to cause such meetings to occur as soon as reasonably practicable and on the same date. Each of IBTX and TCBI and their respective Boards of Directors shall use its reasonable best efforts to obtain from the shareholders of IBTX and TCBI, as applicable, the Requisite IBTX Vote and the Requisite TCBI Vote, as applicable, including by communicating to the respective shareholders of IBTX and TCBI its recommendation (and including such recommendation in the Joint Proxy Statement) that, in the case of IBTX, the shareholders of IBTX approve this Agreement (the “IBTX Board Recommendation”), and in the case of TCBI, that the shareholders of TCBI approve this Agreement (the “TCBI Board Recommendation”), IBTX and each of IBTX and TCBI and their respective Boards of Directors shall not (i) withhold, withdraw, modify or qualify in a manner adverse to the other party the IBTX Board Recommendation, in the case of IBTX, or the TCBI Board Recommendation, in the case of TCBI, (ii) fail to make the IBTX Board Recommendation, in the case of IBTX, or the TCBI Board Recommendation, in the case of TCBI, in the Joint Proxy Statement, (iii) adopt, approve, recommend or endorse an Acquisition Proposal or publicly announce an intention to adopt, approve, recommend or endorse an Acquisition Proposal, (iv) fail to publicly and without qualification (A) recommend against any Acquisition Proposal or (B) reaffirm the IBTX Board Recommendation, in the case of IBTX, or the TCBI Board Recommendation, in the case of TCBI, in each case within ten (10) business days (or such fewer number of days as remains prior to the IBTX Meeting or the TCBI Meeting, as applicable) after an Acquisition Proposal is made public or any request by the other party to do so, or (v) publicly propose to do any of the foregoing (any of the foregoing a “Recommendation Change”). However, subject to Section 8.1 and Section 8.2, if the Board of Directors of IBTX or TCBI, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the IBTX Board Recommendation or the TCBI Board Recommendation, as applicable, such Board of Directors may, in the case of IBTX, prior to the receipt of the Requisite IBTX Vote, and in the case of TCBI, prior to the receipt of the Requisite TCBI Vote, submit this Agreement to its shareholders without recommendation (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended), in which event such Board of Directors may communicate the basis for its lack of a recommendation to its shareholders in the Joint Proxy Statement or an appropriate amendment or supplement thereto to the extent required by law; provided that such Board of Directors may not take any actions under this sentence unless it (A) gives the other party at least three (3) business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken in response to an Acquisition Proposal, the latest material terms and conditions and the identity of the third party in any such Acquisition Proposal, or any amendment or modification thereof, or describe in reasonable detail such other event or circumstances) and (B) at the end of such notice period, takes into account any amendment or modification to this Agreement proposed by the other party and, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would nevertheless more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the IBTX Board Recommendation or TCBI Board Recommendation, as the case may be. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 6.3 and will require a new notice period as referred to in this Section 6.3. IBTX or TCBI shall adjourn or postpone the IBTX Meeting or the TCBI Meeting, as the case may be, if, as of the time for which such meeting is originally scheduled there are insufficient shares of IBTX Common Stock or TCBI Common Stock, as the case may be, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting TCBI or IBTX, as applicable, has not received proxies representing a sufficient number of shares necessary to obtain the Requisite TCBI Vote or the Requisite IBTX Vote, and subject to the terms and conditions of this Agreement (including the immediately preceding sentence), TCBI or IBTX, as applicable, shall continue to use reasonable best efforts to solicit proxies from its shareholders in order to obtain the Requisite TCBI Vote or the Requisite IBTX Vote, respectively. Notwithstanding anything to the contrary herein, but subject to the obligation to adjourn or postpone such meeting as set forth in the immediately preceding sentence, unless this Agreement has been terminated in accordance with its terms, (x) the IBTX Meeting shall be convened and this Agreement shall be submitted to the shareholders of IBTX at the IBTX Meeting and (y) the TCBI Meeting shall be convened and this Agreement shall be submitted to the shareholders of TCBI at the TCBI Meeting, and nothing contained herein shall be deemed to relieve either IBTX or TCBI of such obligation.

6.4    Legal Conditions to Merger. Subject in all respects to Section 6.1 of this Agreement, each of IBTX and TCBI shall, and shall cause its Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such party or its Subsidiaries with respect to the Merger and the Bank Merger and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement, (b) to obtain (and to cooperate with the other party to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by TCBI or IBTX or any of their respective Subsidiaries in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement, and (c) to obtain the tax opinions referenced in Section 7.2(c) and Section 7.3(c), including by executing and delivering representations contained in certificates of officers of IBTX and TCBI reasonably satisfactory in form and substance to IBTX’s and TCBI’s counsel.

6.5    Stock Exchange Listing. IBTX shall cause the shares of IBTX Common Stock and New IBTX Preferred Stock to be issued in the Merger to be approved for listing on the NASDAQ, subject to official notice of issuance, prior to the Effective Time.

6.6    Employee Matters.

(a)    Commencing on the Effective Time and thereafter during the periods specified below, unless otherwise mutually determined by TCBI and IBTX, IBTX shall provide employees of TCBI and its Subsidiaries who at the Effective Time become employees of IBTX or its Subsidiaries (the “Continuing Employees”) with the following compensation and benefits: (i) for the period commencing at the Effective Time and ending on the one-year anniversary of the Closing Date, (A) a base salary or base wage rate, as applicable, that is no less favorable than the base salary or base wage rate, as applicable, provided to such Continuing Employee immediately prior to the Effective Time and (B) annual cash and long-term incentive compensation opportunities that are no less favorable, in the aggregate, than the annual cash and long-term incentive compensation opportunities, in the aggregate, provided to such Continuing Employee immediately prior to the Effective Time; and (ii) for the period commencing on the Effective Time until such time as the Surviving Entity shall, subject to applicable law and the terms of such plans, modify any IBTX Benefit Plans or TCBI Benefit Plans or adopt new benefit plans with respect to continuing employees of IBTX and TCBI (collectively, the “New Benefit Plans”), employee benefits under the IBTX Benefit Plans or TCBI Benefit Plans in effect as of immediately prior to the Effective Time (other than such benefit plans as may be mutually agreed) with respect to continuing employees of each of IBTX and TCBI (and their respective Subsidiaries), respectively, who were covered by such plans as of immediately prior to the Effective Time; provided that, notwithstanding the foregoing, unless otherwise mutually determined by TCBI and IBTX, for the period commencing at the Effective Time and ending on the one year anniversary of the Closing Date, such employee benefits provided to Continuing Employees shall be no less favorable in the aggregate than the employee benefits provided to similarly situated continuing employees of IBTX. Prior to the Closing Date, TCBI and IBTX shall cooperate in reviewing, evaluating and analyzing the IBTX Benefit Plans and TCBI Benefit Plans with a view towards developing appropriate New Benefit Plans with respect to continuing employees of IBTX and TCBI, which New Benefit Plans will, to the extent permitted by applicable law, and among other things, (A) treat similarly situated employees on a substantially equivalent basis, taking into account all relevant factors, including duties, geographic location, tenure, qualifications and abilities, and (B) not discriminate between employees who were covered by IBTX Benefit Plans, on the one hand, and those covered by TCBI Benefit Plans, on the other hand, at the Effective Time. Notwithstanding the foregoing, IBTX and TCBI agree that any continuing employee of IBTX or TCBI who, during the period commencing on the Closing Date and ending on the first anniversary thereof, is involuntarily terminated other than for cause by the Surviving Entity or any of its respective Subsidiaries will be provided with severance pay and benefits pursuant to a severance program to be mutually agreed between IBTX and TCBI prior to the Effective Time.

(b)    For purposes of eligibility, participation, vesting and benefit accrual (except not for purposes of benefit accrual under any defined benefit pension plan or to the extent that such credit would result in a duplication of benefits) under the IBTX Benefit Plans, TCBI Benefit Plans and the New Benefit Plans, service with or credited by IBTX, TCBI or any of their respective Subsidiaries or predecessors for Continuing Employees or continuing employees of IBTX or its Subsidiaries shall be treated as service with IBTX to the same extent that such service was taken into account under the analogous TCBI Benefit Plan or IBTX Benefit Plan prior to the Effective Time. With respect to any TCBI Benefit Plan, IBTX Benefit Plan or New Benefit Plan in which any employees of IBTX or TCBI (or their Subsidiaries) prior to the Effective Time first become eligible to participate on or after the Effective Time, and in which such employees did not participate prior to the Effective Time, the Surviving Entity shall: (i) waive all preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous IBTX Benefit Plan or TCBI Benefit Plan, as the case may be, and (ii) provide each such employee and his or her eligible dependents with credit for any co-payments and deductibles paid prior to the Effective Time (or, if later, prior to the time such employee commenced participation in the New Benefit Plan) under an IBTX Benefit Plan or TCBI Benefit Plan (to the same extent that such credit was given under the analogous TCBI or IBTX Benefit Plan) in satisfying any applicable deductible or out-of-pocket requirements under any TCBI Benefit Plan, IBTX Benefit Plan or New Benefit Plan in which such employee first become eligible to participate after the Effective Time.

(c)    The Surviving Entity agrees to honor in accordance with their terms all IBTX Benefit Plans and TCBI Benefit Plans.

(d)    If requested by IBTX in writing delivered to TCBI not less than ten (10) business days before the Closing Date, the Board of Directors of TCBI (or the appropriate committee thereof) shall adopt resolutions and take such corporate action as is necessary or appropriate to terminate the Texas Capital Bancshares, Inc. 401(k) Plan (the “TCBI 401(k) Plan”), effective as of the day prior to the Closing Date and contingent upon the occurrence of the Effective Time. If IBTX requests that the TCBI 401(k) Plan be terminated, (i) TCBI shall provide IBTX with evidence that such plan has been terminated (the form and substance of which shall be subject to reasonable review and comment by IBTX) not later than two (2) days immediately preceding the Closing Date and (ii) the Continuing Employees shall be eligible to participate, effective as of the Effective

Time, in a 401(k) plan sponsored or maintained by IBTX or one of its Subsidiaries (the “IBTX 401(k) Plan”), it being agreed that there shall be no gap in participation in a tax-qualified defined contribution plan. IBTX and TCBI shall take any and all actions as may be required, including amendments to the TCBI 401(k) Plan and/or the IBTX 401(k) Plan, to permit the Continuing Employees to make rollover contributions to the IBTX 401(k) Plan of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) in the form of cash or notes (in the case of loans), in an amount equal to the full account balance distributed to such employee from the TCBI 401(k) Plan.

(e)    Nothing in this Agreement shall confer upon any employee, officer, director or consultant of IBTX or TCBI or any of their Subsidiaries or affiliates any right to continue in the employ or service of the Surviving Entity, TCBI, IBTX or any Subsidiary or affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Entity, TCBI, IBTX or any Subsidiary or affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of IBTX or TCBI or any of their Subsidiaries or affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any TCBI Benefit Plan, IBTX Benefit Plan, New Benefit Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of the Surviving Entity or any of its Subsidiaries or affiliates to amend, modify or terminate any particular TCBI Benefit Plan, IBTX Benefit Plan, New Benefit Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time. Without limiting the generality of Section 9.11, nothing in this Agreement, express or implied, is intended to or shall confer upon any person, including any current or former employee, officer, director or consultant of IBTX or TCBI or any of their Subsidiaries or affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

6.7    Indemnification; Directors’ and Officers’ Insurance.

(a)    From and after the Effective Time, the Surviving Entity shall indemnify and hold harmless and shall advance expenses as incurred, in each case to the extent (subject to applicable law) such persons are indemnified as of the date of this Agreement by TCBI pursuant to the TCBI Certificate of Incorporation, the TCBI Bylaws, the governing or organizational documents of any Subsidiary of TCBI and any indemnification agreements in existence as of the date hereof and disclosed in Section 6.7(a) of the TCBI Disclosure Schedule, each present and former director, officer or employee of TCBI and its Subsidiaries (collectively, the “TCBI Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Effective Time, arising out of the fact that such person is or was a director, officer or employee of TCBI or any of its Subsidiaries and pertaining to matters existing or occurring at or prior to the Effective Time, including the transactions contemplated by this Agreement; provided, that in the case of advancement of expenses, any TCBI Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such TCBI Indemnified Party is not entitled to indemnification.

(b)    For a period of six (6) years after the Effective Time, the Surviving Entity shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by TCBI (provided, that the Surviving Entity may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured) with respect to claims arising from facts or events which occurred at or before the Effective Time; provided, however, that the Surviving Entity shall not be obligated to expend, on an annual basis, an amount in excess of 300% of the current annual premium paid as of the date hereof by TCBI for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then the Surviving Entity shall cause to be maintained policies of insurance which, in the Surviving Entity’s good faith determination, provide the maximum coverage available at an annual premium equal to the Premium Cap. In lieu of the foregoing, IBTX or TCBI, in consultation with, but only upon the consent of IBTX, may (and at the request of IBTX, TCBI shall use its reasonable best efforts to) obtain at or prior to the Effective Time a six (6)-

year “tail” policy under TCBI’s existing directors’ and officers’ insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap.

(c)    The obligations of the Surviving Entity, TCBI or IBTX under this Section 6.7 shall not be terminated or modified after the Effective Time in a manner so as to adversely affect any TCBI Indemnified Party without the prior written consent of the affected TCBI Indemnified Party.

(d)    The provisions of this Section 6.7 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each TCBI Indemnified Party and his or her heirs and representatives. If the Surviving Entity or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving entity of such consolidation or merger, or (ii) transfers all or substantially all of its assets or deposits to any other person or engages in any similar transaction, then in each such case, the Surviving Entity will cause proper provision to be made so that the successors and assigns of the Surviving Entity will expressly assume the obligations set forth in this Section 6.7.

6.8    Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including any merger between a Subsidiary of IBTX, on the one hand, and a Subsidiary of TCBI, on the other hand) or to vest the Surviving Entity with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger or the Bank Merger, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by IBTX.

6.9    Advice of Changes. IBTX and TCBI shall each promptly advise the other party of any effect, change, event, circumstance, condition, occurrence or development (i) that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on it or (ii) that it believes would or would reasonably be expected to cause or constitute a material breach of any of its representations, warranties, obligations, covenants or agreements contained herein that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VII; provided, that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 6.9 or the failure of any condition set forth in Section 7.2 or 7.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Section 7.2 or 7.3 to be satisfied; and provided, further, that the delivery of any notice pursuant to this Section 6.9 shall not cure any breach of, or noncompliance with, any other provision of this Agreement or limit the remedies available to the party receiving such notice.

6.10    Shareholder Litigation. Each party shall give the other party prompt notice of any shareholder litigation against such party or its directors or officers relating to the transactions contemplated by this Agreement, and shall give the other party the opportunity to participate (at such other’s party’s expense) in the defense or settlement of any such litigation. Each party shall give the other the right to review and comment on all filings or responses to be made by such party in connection with any such litigation, and will in good faith take such comments into account. No party shall agree to settle any such litigation without the other party’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed; provided, that the other party shall not be obligated to consent to any settlement which does not include a full release of such other party and its affiliates or which imposes an injunction or other equitable relief after the Effective Time upon the Surviving Entity or any of its affiliates.

6.11    Corporate Governance; Headquarters; Name.

(a)    Prior to the Effective Time, the Board of Directors of IBTX shall take all actions necessary to adopt the IBTX Bylaw Amendment and the resolutions referenced therein and to effect the requirements referenced therein that are to be effected as of the Effective Time. IBTX shall take all action necessary to cause, effective as of the Effective Time and in accordance with the IBTX Bylaw Amendment, the Boards of Directors of the Surviving Entity and IBTX Subsidiary Bank to consist, as of the Effective Time, of thirteen (13) directors (i) six (6) of whom shall be persons designated by IBTX and (ii) seven (7) of whom shall be persons designated by TCBI. The six (6) directors designated by IBTX shall be selected from among the current directors of IBTX as of the date hereof (each a “IBTX Director”), which shall include Mr. David R. Brooks, and the seven (7) directors designated by TCBI shall be selected from among the current directors of TCBI as of the date hereof (each a “TCBI Director”), which shall include Mr. Larry L. Helm. Effective as of the Effective Time, the six (6) IBTX directors, on the one hand, and the seven (7) TCBI directors, on the other hand, shall be, as nearly evenly as is practicably possible, evenly apportioned among the different classes of the Board of Directors of the Surviving Entity such that each class of the Board of Directors shall consist of two (2) IBTX Directors and at least two (2) TCBI Directors; provided that Mr. David R. Brooks and Mr. Larry L. Helm shall each be in the same class of the Board of Directors of the Surviving Entity. From and after the Effective Time through the third anniversary of the Effective Time, any vacancy on the Board of Directors of the Surviving Entity or IBTX Subsidiary Bank shall be filled in accordance with the terms of the IBTX Bylaw Amendment.

(b)    In accordance with the IBTX Bylaw Amendment, IBTX shall take all actions necessary to cause the Board of Directors of the Surviving Entity to have the following four standing committees as of the Effective Time: (i) Audit Committee, (ii) Compensation Committee, (iii) Corporate Governance and Nominating Committee and (iv) Risk Committee (collectively, the “Committees”). The chairperson of each of the Audit Committee and the Risk Committee as of the Effective Time shall be designated by TCBI from among the TCBI Directors. The chairperson of each of the Compensation Committee and the Corporate Governance and Nominating Committee as of the Effective Time shall be designated by IBTX from among the IBTX Directors. The membership of each of the Committees as of the Effective Time shall be, as practicably as possible, evenly split between TCBI Directors and IBTX Directors.

(c)    In accordance with the IBTX Bylaw Amendment, effective as of the Effective Time, (i) Mr. David R. Brooks shall continue to serve as Chairman of the Board of Directors and President and Chief Executive Officer of the Surviving Entity and IBTX Subsidiary Bank, (ii) Mr. Larry L. Helm shall serve as lead independent director of the Board of Directors of the Surviving Entity and (iii) Mr. C. Keith Cargill shall serve as strategic consultant to the Chairman of the Board of Directors and Chief Executive Officer of the Surviving Entity and IBTX Subsidiary Bank.

(d)    Effective as of the Effective Time, the corporate headquarters of the Surviving Entity and IBTX Subsidiary Bank will be located in McKinney, Texas.

(e)    Effective as of the Effective Time, (i) the name of the Surviving Entity will be “Independent Bank Group, Inc.”, (ii) the name of IBTX Subsidiary Bank will be “Texas Capital Bank”, (iii) IBTX Subsidiary Bank will be operated under the name “Independent Financial” in Colorado and (iv) IBTX Subsidiary Bank will be operated under the name “Texas Capital Bank” in Texas.

(f)    The bylaws of IBTX Subsidiary Bank in effect as the effective time of the Bank Merger will be consistent in all respects with the foregoing provisions of this Section 6.11.

(g)    Following the date hereof and in preparation for the Closing, IBTX and TCBI shall cooperate in good faith to develop, and make recommendations for approval by the Board of Directors of the Surviving Entity effective from and after the Effective Time with respect to, any advisable changes to the corporate governance guidelines for the Surviving Entity to reflect best practices of IBTX, TCBI and otherwise.

6.12    Acquisition Proposals.

(a)    Each party agrees that it will not, and will cause each of its Subsidiaries and its and their respective officers, directors, employees, agents, advisors and representatives (collectively, “Representatives”)

not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate any inquiries or proposals with respect to any Acquisition Proposal, (ii) engage or participate in any negotiations with any person concerning any Acquisition Proposal, (iii) provide any confidential or nonpublic information or data to, have or participate in any discussions with any person relating to any Acquisition Proposal or (iv) unless this Agreement has been terminated in accordance with its terms, approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (whether written or oral, binding or nonbinding) (other than a confidentiality agreement referred to and entered into in accordance with this Section 6.12) in connection with or relating to any Acquisition Proposal. Notwithstanding the foregoing, in the event that after the date of this Agreement and prior to the receipt of the Requisite IBTX Vote, in the case or IBTX, or the Requisite TCBI Vote, in the case of TCBI, a party receives an unsolicited bona fide written Acquisition Proposal, such party may, and may permit its Subsidiaries and its and its Subsidiaries’ Representatives to, furnish or cause to be furnished confidential or nonpublic information or data and participate in such negotiations or discussions with the person making the Acquisition Proposal if the Board of Directors of such party concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisors) that failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law; provided, that, prior to furnishing any confidential or nonpublic information permitted to be provided pursuant to this sentence, such party shall have entered into a confidentiality agreement with the person making such Acquisition Proposal on terms no less favorable to it than the Confidentiality Agreement, which confidentiality agreement shall not provide such person with any exclusive right to negotiate with such party. Each party will, and will cause its Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any person other than TCBI or IBTX, as applicable, with respect to any Acquisition Proposal. Each party will promptly (within twenty-four (24) hours) advise the other party following receipt of any Acquisition Proposal or any inquiry which could reasonably be expected to lead to an Acquisition Proposal, and the substance thereof (including the terms and conditions of and the identity of the person making such inquiry or Acquisition Proposal), will provide the other party with an unredacted copy of any such Acquisition Proposal and any draft agreements, proposals or other materials received in connection with any such inquiry or Acquisition Proposal, and will keep the other party apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the terms of such inquiry or Acquisition Proposal. Each party shall use its reasonable best efforts to enforce any existing confidentiality or standstill agreements to which it or any of its Subsidiaries is a party in accordance with the terms thereof. As used in this Agreement, “Acquisition Proposal” shall mean, with respect to IBTX or TCBI, as applicable, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any third-party indication of interest in, (i) any acquisition or purchase, direct or indirect, of twenty-five percent (25%) or more of the consolidated assets of a party and its Subsidiaries or twenty-five percent (25%) or more of any class of equity or voting securities of a party or its Subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of the party, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning twenty-five percent (25%) or more of any class of equity or voting securities of a party or its Subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of the party, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving a party or its Subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of the party.

(b)    Nothing contained in this Agreement shall prevent a party or its Board of Directors from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal; provided, that such rules will in no way eliminate or modify the effect that any action pursuant to such rules would otherwise have under this Agreement.

6.13    Public Announcements. TCBI and IBTX agree that the initial press release with respect to the execution and delivery of this Agreement shall be a release mutually agreed to by the parties. Thereafter, each of the parties agrees that no public release or announcement or statement concerning this Agreement or the transactions contemplated hereby shall be issued by any party without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except (i) as required by applicable law or the rules or regulations of any applicable Governmental Entity or stock exchange to which the relevant party is subject, in which case the party required to make the release or announcement shall consult with the other party about, and allow the other party reasonable time to comment on, such release or announcement in advance of such issuance or (ii) for such releases, announcements or statements that are consistent with other such releases, announcement or statements made after the date of this Agreement in compliance with this Section 6.13.

6.14    Change of Method. TCBI and IBTX shall be empowered, upon their mutual agreement, at any time prior to the Effective Time, to change the method or structure of effecting the combination of TCBI and IBTX (including the provisions of Article I), if and to the extent they both deem such change to be necessary, appropriate or desirable; provided, however, that no such change shall (i) alter or change the Exchange Ratio or the number of shares of IBTX Common Stock received by holders of TCBI Common Stock in exchange for each share of TCBI Common Stock, (ii) adversely affect the Tax treatment of TCBI’s shareholders or IBTX’s shareholders pursuant to this Agreement, (iii) adversely affect the Tax treatment of TCBI or IBTX pursuant to this Agreement or (iv) materially impede or delay the consummation of the transactions contemplated by this Agreement in a timely manner. The parties agree to reflect any such change in an appropriate amendment to this Agreement executed by both parties in accordance with Section 9.1.

6.15    Restructuring Efforts. If either TCBI or IBTX shall have failed to obtain the Requisite TCBI Vote or the Requisite IBTX Vote at the duly convened TCBI Meeting or IBTX Meeting, as applicable, or any adjournment or postponement thereof, each of the parties shall in good faith use its reasonable best efforts to negotiate a restructuring of the transactions provided for herein (it being understood that neither party shall have any obligation to alter or change any material terms, including the amount or kind of the consideration to be issued to holders of the capital stock of TCBI as provided for in this Agreement, or any term that would adversely affect the tax treatment of the transactions contemplated hereby, in a manner adverse to such party or its shareholders) and/or resubmit this Agreement and the transactions contemplated hereby (or as restructured pursuant to this Section 6.15) to its respective shareholders for approval.

6.16    Takeover Restrictions. None of TCBI, IBTX or their respective Boards of Directors shall take any action that would cause any Takeover Restriction to become applicable to this Agreement, the Merger, or any of the other transactions contemplated hereby, and each shall take all necessary steps to exempt (or ensure the continued exemption of) the Merger and the other transactions contemplated hereby from any applicable Takeover Restriction now or hereafter in effect. If any Takeover Restriction may become, or may purport to be, applicable to the transactions contemplated hereby, each party and the members of their respective Boards of Directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Restriction on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Restriction.

6.17    Treatment of TCBI Indebtedness.

(a)    Upon the Effective Time, IBTX shall assume the due and punctual performance and observance of the covenants to be performed by TCBI under the agreements set forth on Section 6.17 of the TCBI Disclosure Schedule to the extent set forth in such agreements. In connection therewith, IBTX and TCBI shall cooperate and use reasonable best efforts to execute and deliver any supplemental indentures, officer’s certificates or other documents, and the parties hereto shall cooperate and use reasonable best efforts to provide any opinion of counsel to the trustee thereof, required to make such assumption effective as of the Effective Time.

(b)    If requested by IBTX, TCBI shall deliver all notices and take all other actions to facilitate the termination at the Effective Time of all commitments in respect of the Credit Agreement, dated as of December 22, 2015, among TCBI, the lenders party thereto and U.S. Bank National Association, as administrative agent (as in effect from time to time), and the repayment in full on the Closing Date of all obligations, and releases of all Liens securing obligations, in respect of the indebtedness thereunder; provided, that IBTX shall provide any funds required to effect all such repayments at or prior to the Closing. In furtherance and not in limitation of the foregoing, if requested by IBTX, TCBI shall use commercially reasonable efforts to deliver to IBTX at least two business days prior to the Closing Date an executed payoff letter with respect to such credit facility in form and substance customary for transactions of this type, which payoff letter shall, among other things, include the payoff amount.

6.18    Exemption from Liability Under Section 16(b). TCBI and IBTX agree that, in order to most effectively compensate and retain TCBI Insiders, both prior to and after the Effective Time, it is desirable that TCBI Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law in connection with the conversion of shares of TCBI Common Stock and TCBI Preferred Stock into shares of IBTX Common Stock and New IBTX Preferred Stock in the Merger and the conversion of TCBI Equity Awards into corresponding IBTX Equity Awards in the Merger consistent with Section 1.8 of this Agreement, and for that compensatory and retentive purpose agree to the provisions of this Section 6.18. TCBI shall deliver to IBTX in a reasonably timely fashion prior to the Effective Time accurate information regarding those officers and directors of TCBI subject to the reporting requirements of Section 16(a) of the Exchange Act (the “TCBI Insiders”), and the Board of Directors of IBTX and of TCBI, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter, and in any event prior to the Effective Time, take all such steps as may be required to cause (in the case of TCBI) any dispositions of TCBI Common Stock, TCBI Preferred Stock or TCBI Equity Awards by the TCBI Insiders, and (in the case of IBTX) any acquisitions of IBTX Common Stock, New IBTX Preferred Stock, or IBTX Equity Awards by any TCBI Insiders who, immediately following the Merger, will be officers or directors of the Surviving Entity subject to the reporting requirements of Section 16(a) of the Exchange Act, in each case pursuant to the transactions contemplated by this Agreement, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable law.

ARTICLE VII

CONDITIONS PRECEDENT

7.1    Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)    Shareholder Approvals. This Agreement shall have been approved by the shareholders of IBTX by the Requisite IBTX Vote and by the shareholders of TCBI by the Requisite TCBI Vote.

(b)    NASDAQ Listing. The shares of IBTX Common Stock and New IBTX Preferred Stock that shall be issuable pursuant to this Agreement shall have been authorized for listing on the NASDAQ, subject to official notice of issuance.

(c)    Regulatory Approvals. (i) All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated and (ii) no such Requisite Regulatory Approval shall have resulted in the imposition of any Materially Burdensome Regulatory Condition.

(d)    S-4. The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued, and no proceedings for such purpose shall have been initiated or threatened by the SEC and not withdrawn.

(e)    No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or Governmental Entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger, the Bank Merger or any of the other transactions contemplated by this Agreement shall be in effect. No law, statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Merger, the Bank Merger or any of the other transactions contemplated by this Agreement.

7.2    Conditions to Obligations of IBTX. The obligation of IBTX to effect the Merger is also subject to the satisfaction, or waiver by IBTX, at or prior to the Effective Time, of the following conditions:

(a)    Representations and Warranties. The representations and warranties of TCBI set forth in Section 3.2(a) and Section 3.8(a) (in each case after giving effect to the lead-in to Article III) shall be true and correct (other than, in the case of Section 3.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), and the representations and warranties of TCBI set forth in Section 3.1(a), Section 3.1(b) (but only with respect to TCBI Subsidiary Bank), Section 3.2(b) (but only with respect to TCBI Subsidiary Bank), Section 3.3(a) and Section 3.7 (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article III) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). All other representations and warranties of TCBI set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article III) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date); provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on TCBI or the Surviving Entity. IBTX shall have received a certificate dated as of the Closing Date and signed on behalf of TCBI by the Chief Executive Officer or the Chief Financial Officer of TCBI to the foregoing effect.

(b)    Performance of Obligations of TCBI. TCBI shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date, and IBTX shall have received a certificate dated as of the Closing Date and signed on behalf of TCBI by the Chief Executive Officer or the Chief Financial Officer of TCBI to such effect.

(c)    Federal Tax Opinion. IBTX shall have received the opinion of Wachtell, Lipton, Rosen & Katz (or other nationally recognized tax counsel), in form and substance reasonably satisfactory to IBTX, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of IBTX and TCBI, reasonably satisfactory in form and substance to such counsel.

7.3    Conditions to Obligations of TCBI. The obligation of TCBI to effect the Merger is also subject to the satisfaction, or waiver by TCBI, at or prior to the Effective Time of the following conditions:

(a)    Representations and Warranties. The representations and warranties of IBTX set forth in Section 4.2(a) and Section 4.8(a) (in each case, after giving effect to the lead-in to Article IV) shall be true and correct (other than, in the case of Section 4.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), and the representations and warranties of IBTX set forth in Section 4.1(a), Section 4.1(b) (but only with respect to IBTX Subsidiary Bank), Section 4.2(b) (but only with respect to IBTX Subsidiary Bank), Section 4.3(a) and Section 4.7 (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). All other representations and warranties of IBTX set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on IBTX. TCBI shall have received a certificate dated as of the Closing Date and signed on behalf of IBTX by the Chief Executive Officer or the Chief Financial Officer of IBTX to the foregoing effect.

(b)    Performance of Obligations of IBTX. IBTX shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date, including, but not limited to, the covenant to take all actions necessary to adopt the IBTX Bylaw Amendment and the resolutions referenced therein and to effect the requirements referenced therein that are to be effected as of the Effective Time, and TCBI shall have received a certificate dated as of the Closing Date and signed on behalf of IBTX by the Chief Executive Officer or the Chief Financial Officer of IBTX to such effect.

(c)    Federal Tax Opinion. TCBI shall have received the opinion of Sullivan & Cromwell LLP (or other nationally recognized tax counsel), in form and substance reasonably satisfactory to TCBI, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of IBTX and TCBI, reasonably satisfactory in form and substance to such counsel.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1    Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Requisite TCBI Vote or the Requisite IBTX Vote:

(a)    by mutual written consent of IBTX and TCBI;

(b)    by either IBTX or TCBI if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Merger or the Bank Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order, injunction, decree or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the consummation of the Merger or the Bank Merger, unless the failure to obtain a Requisite Regulatory Approval shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such party set forth herein;

(c)    by either IBTX or TCBI if the Merger shall not have been consummated on or before December 31, 2020 (the “Termination Date”), unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such party set forth herein;

(d)    by either IBTX or TCBI (provided, that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained herein) if there shall have been a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of TCBI, in the case of a termination by IBTX, or IBTX, in the case of a termination by TCBI, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.2, in the case of a termination by IBTX, or Section 7.3, in the case of a termination by TCBI, and which is not cured within forty-five (45) days following written notice to TCBI, in the case of a termination by IBTX, or IBTX, in the case of a termination by TCBI, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the Termination Date);

(e)    by TCBI, if (i) IBTX or the Board of Directors of IBTX shall have made a Recommendation Change or (ii) IBTX or the Board of Directors of IBTX shall have breached its obligations under Section 6.3 or 6.12 in any material respect; or

(f)    by IBTX, if (i) TCBI or the Board of Directors of TCBI shall have made a Recommendation Change or (ii) TCBI or the Board of Directors of TCBI shall have breached its obligations under Section 6.3 or 6.12 in any material respect.

8.2    Effect of Termination.

(a)    In the event of termination of this Agreement by either IBTX or TCBI as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of IBTX, TCBI, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Section 6.2(b) (Access to Information; Confidentiality), Section 6.13 (Public Announcements), this Section 8.2 and Article IX shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, neither IBTX nor TCBI shall be relieved or released from any liabilities or damages arising out of its willful and material breach of any provision of this Agreement.

(b)    (i) In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been communicated to or otherwise made known to the Board of Directors or senior management of TCBI or shall have been made directly to the shareholders of TCBI or any person shall have publicly announced (and not withdrawn at least two (2) business days prior to the TCBI Meeting) an Acquisition Proposal, in each case with respect to TCBI and (A) (x) thereafter this Agreement is terminated by either IBTX or TCBI pursuant to Section 8.1(c) without the Requisite TCBI Vote having been obtained (and all other conditions set forth in Section 7.1 and Section 7.3 were satisfied or were capable of being satisfied prior to such termination) or (y) thereafter this Agreement is terminated by IBTX pursuant to Section 8.1(d) as a result of a willful breach, and (B) prior to the date that is twelve (12) months after the date of such termination, TCBI enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then TCBI shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay IBTX, by wire transfer of same-day funds, a fee equal to $115,000,000 (the “Termination Fee”); provided, that for purposes of this Section 8.2(b)(i), all references in the definition of Acquisition Proposal to “twenty-five percent (25%)” shall instead refer to “fifty percent (50%).”

(ii)    In the event that this Agreement is terminated by IBTX pursuant to Section 8.1(f), then TCBI shall pay IBTX, by wire transfer of same-day funds, the Termination Fee within two (2) business days of the date of termination.

(c)    (i)In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been communicated to or otherwise made known to the Board of Directors or senior management of IBTX or shall have been made directly to the shareholders of IBTX or any person shall have publicly announced (and not withdrawn at least two (2) business days prior to the IBTX Meeting) an Acquisition Proposal, in each case with respect to IBTX and (A) (x) thereafter this Agreement is terminated by either IBTX or TCBI pursuant to Section 8.1(c) without the Requisite IBTX Vote having been obtained (and all other conditions set forth in Section 7.1 and Section 7.2 were satisfied or were capable of being satisfied prior to such termination) or (y) thereafter this Agreement is terminated by TCBI pursuant to Section 8.1(d) as a result of a willful breach, and (B) prior to the date that is twelve (12) months after the date of such termination, IBTX enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then IBTX shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay TCBI the Termination Fee by wire transfer of same-day funds; provided, that for purposes of this Section 8.2(c)(i), all references in the definition of Acquisition Proposal to “twenty-five percent (25%)” shall instead refer to “fifty percent (50%).”

(ii)    In the event that this Agreement is terminated by TCBI pursuant to Section 8.1(e), then IBTX shall pay TCBI, by wire transfer of same-day funds, the Termination Fee within two (2) business days of the date of termination.

(d)    Notwithstanding anything to the contrary herein, but without limiting the right of any party to recover liabilities or damages to the extent permitted herein, in no event shall either party be required to pay the Termination Fee more than once.

(e)    Each of IBTX and TCBI acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if IBTX or TCBI, as the case may be, fails promptly to pay the amount due pursuant to this Section 8.2, and, in order to obtain such payment, the other party commences a suit which results in a judgment against the non-paying party for the Termination Fee or any portion thereof, such non-paying party shall pay the costs and expenses of the other party (including attorneys’ fees and expenses) in connection with such suit. In addition, if IBTX or TCBI, as the case may be, fails to pay the amounts payable pursuant to this Section 8.2, then such party shall pay interest on such overdue amounts at a rate per annum equal to the “prime rate” published in the Wall Street Journal on the date on which such payment was required to be made for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full.

ARTICLE IX

GENERAL PROVISIONS

9.1    Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto at any time before or after the receipt of the Requisite IBTX Vote or the Requisite TCBI Vote; provided, however, that after the receipt of the Requisite IBTX Vote or the Requisite TCBI Vote, there may not be, without further approval of the shareholders of IBTX or TCBI, as applicable, any amendment of this Agreement that requires such further approval under applicable law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

9.2    Extension; Waiver. At any time prior to the Effective Time, each of the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered by such other party pursuant hereto, and (c) waive compliance with any of the agreements or satisfaction of any conditions for its benefit contained herein; provided, however, that after the receipt of the Requisite IBTX Vote or the Requisite TCBI Vote, there may not be, without further approval of the shareholders of IBTX or TCBI, as applicable, any extension or waiver of this Agreement or any portion thereof that requires such further approval under applicable law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

9.3    Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, obligations, covenants and agreements in this Agreement (or in any certificate delivered pursuant to this Agreement) shall survive the Effective Time, except for Section 6.7 and for those other obligations, covenants and agreements contained herein which by their terms apply in whole or in part after the Effective Time.

9.4    Expenses. Except as otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense; provided, however, that the costs and expenses of printing and mailing the Joint Proxy Statement and all filing and other fees paid to Governmental Entities in connection with the Merger and the other transactions contemplated hereby shall be borne equally by IBTX and TCBI.

9.5    Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by e-mail transmission (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)    if to TCBI, to:

        Texas Capital Bancshares, Inc.

        2000 McKinney Avenue Suite 700

        Dallas, Texas 75201

        Attention:        C. Kelly Rentzel, General Counsel

        E-mail:             kelly.rentzel@texascapitalbank.com

        With a copy (which shall not constitute notice) to:

        Sullivan & Cromwell LLP

        125 Broad Street

        New York, New York 10004

        Attention:        H. Rodgin Cohen

                                 Mitchell S. Eitel

        Facsimile:       (212) 558-3588

        Email:              cohenhr@sullcrom.com

                                 eitelm@sullcrom.com

and

(b)    if to IBTX, to:

        Independent Bank Group, Inc.

        7777 Henneman Way

        McKinney, Texas 75070

        Attention:      Mark Haynie, General Counsel

        E-mail:           mhaynie@ibtx.com

        With a copy (which shall not constitute notice) to:

        Wachtell, Lipton, Rosen & Katz

        51 West 52nd Street

        New York, NY 10019

        Attention:      Edward D. Herlihy

                               Jacob A. Kling

        E-mail:           EDHerlihy@wlrk.com

                               JAKling@wlrk.com

9.6    Interpretation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “or” shall not be exclusive. References to “the date hereof” shall mean the date of this Agreement. As used in this Agreement, the “knowledge” of TCBI means the actual knowledge of any of the officers of TCBI listed on Section 9.6 of the TCBI Disclosure Schedule, and the “knowledge” of IBTX means the actual knowledge of any of the officers of IBTX listed on Section 9.6 of the IBTX Disclosure Schedule. As used herein, (i) the term “person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, (ii) an “affiliate” of a specified person is any person that directly or indirectly controls, is controlled by, or is under common control with, such specified person, (iii) the term “made available” means any document or other information that was (a) provided by one party or its representatives to the other party and its representatives at least one (1) day prior to the date hereof, (b) included in the virtual data room of a party at least one (1) day prior to the date hereof or (c) filed by a party with the SEC and publicly available on EDGAR at least one (1) day prior to the date hereof and (iv) references to a party’s shareholders shall mean, in the case of TCBI, its stockholders, and references to such shareholders or stockholders approving this Agreement shall mean approving and adopting this Agreement, as applicable. The TCBI Disclosure Schedule and the IBTX Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. Nothing contained herein shall require any party or person to take any action in violation of applicable law.

9.7    Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

9.8    Entire Agreement. This Agreement (including the documents and instruments referred to herein) together with the Confidentiality Agreement constitutes the entire agreement among the parties and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

9.9    Governing Law; Jurisdiction.

(a)    This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law principles (except that matters relating to the fiduciary duties of the Board of Directors of IBTX shall be subject to the laws of the State of Texas).

(b)    Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in the Delaware Court of

Chancery and any state appellate court therefrom within the State of Delaware or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal or state court of competent jurisdiction located in the State of Delaware (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 9.5.

9.10    Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.

9.11    Assignment; Third-Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise provided in Section 6.7, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.12    Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and, accordingly, that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

9.13    Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

9.14    Confidential Supervisory Information. Notwithstanding any other provision of this Agreement, no disclosure, representation or warranty shall be made (or other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information (including confidential supervisory information as defined in 12 C.F.R. § 261.2(c) and as identified in 12 C.F.R. § 309.5(g)(8)) of a Governmental Entity by any party to this Agreement to the extent prohibited by applicable law. For purposes of clarity, a representation relating to receipt of regulatory approvals on a timely basis shall not be given, or continue to be given, to the extent the reason for it no longer continuing to be accurate involves such confidential supervisory information. To the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of the preceding sentences apply.

9.15    Delivery by Facsimile or Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

TEXAS CAPITAL BANCSHARES, INC.

By:	/s/ Julie Anderson
	Name:	Julie Anderson
	Title:	Chief Financial Officer

INDEPENDENT BANK GROUP, INC.

By:	/s/ David R. Brooks
	Name:	David R. Brooks
	Title:	Chairman of the Board,
President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Exhibit A

Form of IBTX Certificate Amendment

[Attached]

FORM OF CERTIFICATE OF AMENDMENT TO

AMENDED AND RESTATED CERTIFICATE OF FORMATION

Pursuant to the provisions of Section 3.053 and Sections 21.054-21.055 of the Texas Business Organizations Code (the “TBOC”), Independent Bank Group, Inc., a for-profit corporation existing under the TBOC (the “Corporation”), hereby adopts the following Certificate of Amendment to its Amended and Restated Certificate of Formation.

ARTICLE 1

The name of the Corporation is Independent Bank Group, Inc. The Corporation is a for-profit corporation. The file number issued to the Corporation by the Secretary of State is 800125042. The date of formation of the Corporation is September 20, 2002.

ARTICLE 2

The Amended and Restated Certificate of Formation of the Corporation is hereby amended by this Certificate of Amendment to amend Article IV to increase the number of shares of capital stock authorized for issuance by the Corporation.

ARTICLE 3

Article IV(A) of the Corporation’s Amended and Restated Certificate of Formation is hereby amended and restated, in its entirety, to read as follows:

“A. Authorized Shares. The aggregate number of shares of capital stock that the Corporation shall have the authority to issue is Two Hundred Twenty Million (220,000,000) shares, of which Two Hundred Million (200,000,000) shares shall be common stock, with a par value of $0.01 per share (the “Common Stock”), and Twenty Million (20,000,000) shares shall be Preferred Stock, with a par value of $0.01 per share (the “Preferred Stock”).”

ARTICLE 4

This amendment to the Amended and Restated Certificate of Formation has been approved in the manner required by the TBOC and by the governing documents of the Corporation.

[Signature Page Follows]

IN WITNESS WHEREOF, the Corporation has, subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument, caused this Certificate of Amendment to Certificate of Formation to be signed by a duly authorized officer as of this [●] day of [●].

INDEPENDENT BANK GROUP, INC

By:
Name:
Title:

Exhibit B

Form of IBTX Bylaw Amendment

[Attached]

FORM OF AMENDMENT TO BYLAWS OF INDEPENDENT BANK GROUP, INC.

The Fourth Amended and Restated Bylaws (the “Bylaws”) of Independent Bank Group, Inc. (the “Corporation”) shall be amended as follows, effective as of the Effective Time (as such term is defined in the Agreement and Plan of Merger, dated as of December 9, 2019, by and between the Corporation and Texas Capital Bancshares, Inc. (the “Merger Agreement”)):

A new Section 18 shall be added to Article III, as follows:

Section 18.    Board Composition and Related Matters.

(a)

The Board of Directors has resolved that, effective as of the Effective Time (for all purposes of this Section 18, as defined in the Agreement and Plan of Merger, dated as of December 9, 2019, by and between the Corporation and Texas Capital Bancshares, Inc. (“TCBI”), as the same may be amended from time to time (the “Merger Agreement”)), (i) Mr. David R. Brooks shall continue to serve as Chairman of the Board of Directors and President and Chief Executive Officer of the Corporation and of the Corporation’s wholly owned subsidiary, Texas Capital Bank (formerly Independent Bank) (the “Bank”), (ii) Mr. Larry L. Helm shall serve as lead independent director of the Board of Directors of the Corporation and (iii) Mr. C. Keith Cargill shall serve as strategic consultant to the Chairman of the Board of Directors and Chief Executive Officer of the Corporation and the Bank. The Corporation may enter into or amend appropriate agreements or arrangements with Mr. Brooks and Mr. Cargill in connection with the subject matter of this Article III, Section 18(a).

(b)

Prior to the third (3rd) anniversary of the Effective Time (such date, the “Expiration Date”), (i) the removal of Mr. Brooks from, or the failure to appoint or re-elect Mr. Brooks to, his position as Chairman of the Board of Directors or President and Chief Executive Officer of the Corporation or the Bank, (ii) the removal of Mr. Helm from, or the failure to appoint or re-elect Mr. Helm to, his position as lead independent director of the Board of Directors of the Corporation, or (iii) any determination not to nominate Mr. Brooks or Mr. Helm as a director of the Corporation or the Bank, in each case, shall each require the affirmative vote of at least 75% of the full Board of Directors.

(c)

Effective as of the Effective Time, (i) the Board of Directors of the Corporation and the Board of Directors of the Bank shall be comprised of seven (7) Continuing TCBI Directors, including Mr. Helm, and six (6) Continuing IBTX Directors, including Mr. Brooks and (ii) the six (6) Continuing IBTX Directors, on the one hand, and the seven (7) Continuing TCBI Directors, on the other hand, shall be, as nearly evenly as is practicably possible, evenly apportioned among the different classes of the Board of Directors of the Corporation such that each class of the Board of Directors shall consist of two (2) Continuing IBTX Directors and at least two (2) Continuing TCBI Directors; provided that Mr. Brooks and Mr. Helm shall each be in the same class of the Board of Directors of the Corporation. From and after the Effective Time through the Expiration Date: (A) the number of directors that comprises the full Board of Directors of the Corporation and the full Board of Directors of the Bank shall each be thirteen (13) and (B) no vacancy on the Board of Directors of the Corporation or the Bank created by the cessation of service of a director shall be filled by the applicable Board of Directors and the applicable Board of Directors shall not nominate any individual to fill such vacancy, unless (x) such individual would be an independent director of the Corporation or the Bank, as applicable (unless such predecessor director was not an independent director), (y) in the case of a vacancy created by the cessation of service of a Continuing TCBI Director, not less than a majority of the Continuing TCBI Directors have approved the appointment or nomination (as applicable) of the individual appointed or nominated (as applicable) to fill such vacancy, in which case the Continuing IBTX Directors shall vote to approve the appointment or nomination (as applicable) of such individual, and (z) in the case of a vacancy created by the cessation of service of a Continuing IBTX Director, not less than a majority of the Continuing IBTX Directors have approved the appointment or nomination (as applicable) of the individual appointed or nominated (as applicable) to fill such vacancy, in which case the Continuing TCBI Directors shall vote to approve the appointment or nomination (as applicable) of such individual; provided, that any such appointment or nomination pursuant to clause (y) or (z) shall be made in accordance with applicable law and the rules of the NASDAQ (or other national securities exchange on which the Corporation’s securities are listed). For purposes of this Article III, Section 18, the terms “Continuing TCBI

Directors” and “Continuing IBTX Directors” shall mean, respectively, the directors of TCBI and the Corporation who were selected to be directors of the Corporation and the Bank by TCBI or the Corporation, as the case may be, as of the Effective Time, pursuant to Section 6.11(a) of the Merger Agreement, and any directors of the Corporation or the Bank (as applicable) who were subsequently appointed or nominated and elected to fill a vacancy created by the cessation of service of a Continuing TCBI Director or Continuing IBTX Director, respectively, pursuant to this Article III, Section 18(c).

(d)

Effective as of the Effective Time and until the Expiration Date, the Board of Directors shall have the following four standing committees (the “Committees”): (i) Audit Committee, (ii) Compensation Committee, (iii) Corporate Governance and Nominating Committee and (iv) Risk Committee. Effective as of the Effective Time and until the Expiration Date, (x) the chairperson of each of the Audit Committee and the Risk Committee shall be designated from among the Continuing TCBI Directors, (y) the chairperson of each of the Compensation Committee and the Corporate Governance and Nominating Committee shall be designated from among the Continuing IBTX Directors and (z) the membership of each of the Committees shall be, as practicably as possible, evenly split between Continuing TCBI Directors and Continuing IBTX Directors.

(e)	Effective as of and from the Effective Time, the corporate headquarters of the Corporation and the Bank will be located in McKinney, Texas.

(f)

Effective as of and from the Effective Time, (i) the name of the Corporation will be “Independent Bank Group, Inc.”, (ii) the name of the Bank will be “Texas Capital Bank”, (iii) the Bank will be operated under the name “Independent Financial” in Colorado and (iv) the Bank will be operated under the name “Texas Capital Bank” in Texas.

(g)

In the event of any inconsistency between any provision of this Article III, Section 18 and any other provision of these Bylaws or the Corporation’s other constituent documents, the provisions of this Article III, Section 18 shall control. Until the Expiration Date, the provisions of this Article III, Section 18 may be modified, amended or repealed, and any Bylaw provision inconsistent with such provisions may be adopted (and any of the foregoing, or any corresponding modification, amendment, repeal or inconsistent provision of the Corporation’s other constituent documents, may be proposed or recommended by the Board of Directors for approval by the shareholders of the Corporation), only by the affirmative vote of at least 75% of the full Board of Directors.

Annex B

EXECUTION VERSION

VOTING AGREEMENT

VOTING AGREEMENT (this “Agreement”), dated as of December 9, 2019, by and between Texas Capital Bancshares, Inc., a Delaware corporation (“TCBI”), and the individual or entity whose name appears in the signature block to this Agreement (the “Stockholder”).

W I T N E S S E T H:

WHEREAS, concurrently with the execution of this Agreement, TCBI and Independent Bank Group, Inc., a Texas corporation (“IBTX”), are entering into an Agreement and Plan of Merger, dated as of the date hereof (as amended, supplemented or modified from time to time in accordance with its terms, the “Merger Agreement”), pursuant to which, among other things and subject to the terms and conditions of the Merger Agreement, TCBI will merge with and into IBTX (the “Merger”), so that IBTX is the surviving entity in the Merger;

WHEREAS, as of the date hereof, the Stockholder and its Affiliates Beneficially Own certain shares of IBTX Common Stock (such shares, the “Existing Shares”, and the shares of IBTX Common Stock that are Beneficially Owned by the Stockholder and its Affiliates and that the Stockholder is entitled to vote as of the record date and meeting date for any meeting of IBTX shareholders pursuant to Section 1.01(a), the “Covered Shares”);

WHEREAS, as a condition and inducement to TCBI entering into the Merger Agreement, TCBI has required that the Stockholder agree, and the Stockholder has agreed, to enter into this Agreement and abide by the covenants and obligations with respect to such Stockholder’s Covered Shares; and

WHEREAS, the Board of Directors of IBTX has adopted and approved the Merger Agreement and the transactions contemplated thereby, understanding that the execution and delivery of this Agreement by the Stockholder is a material inducement and condition to TCBI’s willingness to enter into the Merger Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

VOTING

Section 1.01. Agreement To Vote.

(a)    The Stockholder hereby irrevocably and unconditionally agrees that during the term of this Agreement, at the IBTX Meeting and at any other meeting of the shareholders of IBTX, however called, including any adjournment or postponement thereof, such Stockholder shall, in each case to the fullest extent that the Stockholder is entitled to vote the Covered Shares thereon or consent thereto:

(i)    appear at each such meeting or otherwise cause the Covered Shares to be counted as present thereat for purposes of calculating a quorum; and

(ii)    vote (or cause to be voted), in person or by proxy, all of such Covered Shares (A) in favor of (1) the approval of the Merger Agreement, the Merger and other transactions contemplated by the Merger Agreement and (2) any proposal to adjourn or postpone any meeting of the shareholders of IBTX at which any of the foregoing matters are submitted for consideration and vote of the shareholders of IBTX to a later date if there are not a quorum or sufficient votes for approval of such matters on the date on which the meeting is held to vote upon any of the foregoing matters; and (B) against any Acquisition Proposal and against any other action, agreement or transaction involving IBTX or any of its Subsidiaries that would reasonably be expected to materially impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Merger or the other transactions contemplated by the Merger Agreement or this Agreement or the performance by IBTX of its obligations under the Merger Agreement or by such Stockholder of its obligations under this Agreement.

(b)    The Stockholder hereby agrees (i) not to commence or participate in and (ii) to take all actions necessary to opt out of, any class in any class action with respect to any claim, derivative or otherwise, against TCBI, IBTX or any of their respective Affiliates relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement or the consummation of the transactions contemplated hereby or thereby, including any claim (A) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (B) alleging a breach of any fiduciary duty of the Board of Directors of IBTX in connection with this Agreement, the Merger Agreement or the transactions contemplated hereby or thereby (for the avoidance of doubt, participating in the defense of any claims made against the Stockholder and asserting any counterclaims in connection therewith shall not be prohibited).

(c)    The obligations of the Stockholder specified in this Section 1.01 shall apply whether or not the Merger or any action described above is recommended by the Board of Directors of IBTX (or any committee thereof).

ARTICLE II

REPRESENTATIONS AND WARRANTIES

The Stockholder hereby represents and warrants to TCBI as follows:

Section 2.01. Authorization; Validity of Agreement. Such Stockholder has the requisite capacity and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly authorized (to the extent authorization is required), executed and delivered by such Stockholder and, assuming this Agreement constitutes a legal, valid and binding obligation of TCBI, constitutes a legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, subject to the Enforceability Exceptions.

Section 2.02. Ownership. (a) Such Stockholder’s Existing Shares are as of the date hereof, and all of the Covered Shares Beneficially Owned by such Stockholder as of the record date and meeting date for any meeting of IBTX shareholders pursuant to Section 1.01(a) will be, Beneficially Owned by such Stockholder and (b) as of the date hereof such Stockholder has good and valid title to such Stockholder’s Existing Shares, free and clear of any security interest, pledge, mortgage, lien or other encumbrance, other than pursuant to this Agreement, the Merger Agreement or under applicable federal or state securities laws. With respect to any outstanding Covered Shares of which the Stockholder is not the record owner, such lack of record ownership will not prevent or impair such Stockholder from complying with any obligation, agreement or covenant set forth herein. As of the date hereof, such Stockholder’s Existing Shares constitute all of the shares of IBTX Common Stock (or any other equity interests of IBTX) Beneficially Owned or owned of record by such Stockholder over which such Stockholder has sole voting power.

Section 2.03. No Violation. The execution and delivery of this Agreement by such Stockholder does not, and the performance by such Stockholder of its obligations under this Agreement will not, (a) violate any Law; or (b) conflict with, or result in a breach or default under, any agreement or instrument to which the Stockholder or any of its Affiliates is a party or any term or condition of any of its Affiliates’ certificate of limited partnership, partnership agreement or comparable organizational documents, as applicable, except where such conflict, breach or default would not reasonably be expected to, individually or in the aggregate, have an adverse effect on the Stockholder’s ability to satisfy its obligations hereunder.

Section 2.04. Consents and Approvals. The execution and delivery of this Agreement by such Stockholder does not, and the performance by such Stockholder of its obligations under this Agreement and the consummation by it of the transactions contemplated hereby will not, require such Stockholder to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any Governmental Entity, other than the filings of any required reports with the SEC.

Section 2.05. Absence of Litigation. As of the date hereof, there is no litigation, action, suit or proceeding pending or, to the knowledge of such Stockholder, threatened against or affecting such Stockholder and/or any of its Affiliates before or by any Governmental Entity that would reasonably be expected to impair the ability of such Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

Section 2.06. Absence of Other Voting Agreements. None of the Covered Shares is or will be subject to any voting trust, proxy or other agreement, arrangement or restriction with respect to voting, in each case, that is inconsistent with this Agreement. None of the Covered Shares is subject to any pledge agreement pursuant to which the Stockholder does not retain sole and exclusive voting rights with respect to the Covered Shares subject to such pledge agreement at least until the occurrence of an event of default under the related debt instrument.

Section 2.07. Finder’s Fees. No investment banker, broker, finder or other intermediary is entitled to a fee or commission from TCBI or IBTX in respect of this Agreement or the Merger Agreement based upon any arrangement or agreement made by or on behalf of such Stockholder.

Section 2.08. Reliance by TCBI. Such Stockholder understands and acknowledges that TCBI is entering into the Merger Agreement in reliance upon the execution and delivery of this Agreement by such Stockholder and the representations and warranties of such Stockholder contained herein. Such Stockholder understands and acknowledges that the Merger Agreement governs the terms of the Merger and the other transactions contemplated thereby.

ARTICLE III

OTHER COVENANTS

Section 3.01. No Solicitation; Support Of Acquisition Proposals. Prior to the termination of this Agreement in accordance with Section 4.01, the Stockholder agrees that it shall not, and shall cause each of its Subsidiaries, Affiliates and Representatives not to, directly or indirectly (i) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to any Acquisition Proposal, (ii) engage or participate in any negotiations with any person concerning any Acquisition Proposal, (iii) have or participate in any discussions with, any person relating to any Acquisition Proposal, (iv) make or participate in, directly or indirectly, a “solicitation” of “proxies” (as such terms are used in the rules of the SEC) or powers of attorney or similar rights to vote, or seek to advise or influence any Person, with respect to the voting of any shares of IBTX Common Stock or other capital stock of IBTX in connection with any vote or other action on any matter, other than to recommend that the shareholders of IBTX vote in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby as otherwise expressly provided in this Agreement, (v) approve, adopt, recommend or enter into, or publicly propose to approve, adopt, recommend or enter into, any agreement with respect to any Acquisition Proposal, or (vi) agree or propose to do any of the foregoing, in each case, except to the extent IBTX is permitted to do so pursuant to Section 6.12 of the Merger Agreement. The Stockholder agrees to promptly (and in any event within 24 hours) notify TCBI and IBTX after receipt by it of an Acquisition Proposal or any indication to it that any Person is considering making an Acquisition Proposal and to keep TCBI and IBTX fully informed of the status and details of any such Acquisition Proposal, indication or request.

Section 3.02. Notice Of Acquisitions of IBTX Common Stock. The Stockholder agrees to notify TCBI as promptly as practicable orally and in writing (it being understood and agreed that any information disclosed in public filings with the SEC shall be deemed to constitute adequate notice) of the number of any additional shares of IBTX Common Stock, or other securities of IBTX of which such Stockholder acquires Beneficial Ownership on or after the date hereof.

Section 3.03. Further Assurances. Prior to the termination of this Agreement in accordance with Section 4.01, the Stockholder agrees that it shall not, and shall cause each of its Subsidiaries, Affiliates and Representatives not to, (a) enter into any agreement, arrangement or understanding with any Person, or take any other action, that violates or conflicts with or would reasonably be expected to violate or conflict with, or result in or give rise to a violation of or conflict with, such Stockholder’s representations, warranties, covenants and obligations under this Agreement or (b) take any action that could reasonably be expected to restrict or otherwise affect such Stockholder’s legal power, authority and right to comply with and perform its covenants and obligations under this Agreement.

Section 3.04. Disclosure. The Stockholder hereby authorizes TCBI and IBTX to publish and disclose in any announcement or disclosure required by the SEC and in the Joint Proxy Statement such Stockholder’s identity and ownership of such Stockholder’s Covered Shares and the nature of such Stockholder’s obligations under this Agreement.

ARTICLE IV

MISCELLANEOUS

Section 4.01. Termination. This Agreement shall remain in effect until the earlier to occur of (a) the Effective Time and (b) the date the Merger Agreement is terminated in accordance with its terms. Neither the provisions of this Section 4.01 nor the termination of this Agreement shall (i) relieve any party hereto from any liability to any other party arising out of or in connection with a material breach of this Agreement prior to such termination or expiration or (ii) terminate the obligations under Article IV.

Section 4.02. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by e-mail transmission (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)    if to TCBI to:

Texas Capital Bancshares, Inc.

2000 McKinney Avenue Suite 700

Dallas, Texas 75201

Attention:	C. Kelly Rentzel, General Counsel
E-mail:	kelly.rentzel@texascapitalbank.com

with a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Attention:	H. Rodgin Cohen

Mitchell S. Eitel

Email:	cohenhr@sullcrom.com

eitelm@sullcrom.com

and

(b)    if to the Stockholder, to:

Vincent J. Viola

7777 Henneman Way

McKinney, Texas 75070

with a copy (which shall not constitute notice) to:

Independent Bank Group, Inc.

7777 Henneman Way

McKinney, Texas 75070

Attention:	Mark Haynie, General Counsel
E-mail:	mhaynie@ibtx.com

Section 4.03. Defined Terms. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Merger Agreement. The following capitalized terms, as used in this Agreement, have the following meanings:

(a)    “Affiliate” of a specified Person is any Person that directly or indirectly controls, is controlled by, or is under common control with, such specified Person (including as the term “control” is defined for purposes of the Bank Holding Company Act of 1956); provided that, for purposes of this Agreement, in no event shall IBTX or any of its controlled Affiliates be deemed to be an Affiliate of such Stockholder. For purposes of this Agreement, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings.

(b)    “Beneficial Ownership” has the meaning ascribed to such term in Rule 13d-3 under the Exchange Act. The terms “Beneficially Own”, “Beneficially Owned” and “Beneficial Owner” each have a correlative meaning.

(c)     “Person” means an individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

(d)    “Representatives” means, with respect to a Person, such Person’s Affiliates and its and their respective officers, directors, employees, agents and advisors.

(e)     “Subsidiary” means, with respect to any Person, any other Person, whether incorporated or unincorporated, (a) of which such first Person or any other Subsidiary of such first Person is a general partner or manager or (b) at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such other Person is directly or indirectly owned or controlled by such first Person or by any one or more of its Subsidiaries.

Section 4.04. Interpretation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles, Sections or Schedules, such reference shall be to an Article or Section of or Schedule to this Agreement unless otherwise indicated. Headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,”

“includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” References to “the date hereof” shall mean the date of this Agreement. As used herein, (a) “business day” means any day other than a Saturday, a Sunday or a day on which banks in Dallas, Texas are authorized by law or executive order to be closed and (b) the “transactions contemplated by the Merger Agreement” shall include the Merger and the Bank Merger. All references to “dollars” or “$” in this Agreement are to United States dollars. This Agreement shall not be interpreted or construed to require any Person to take any action, or fail to take any action, if to do so would violate any applicable law. References to any statute or regulation refer to such statute or regulation as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under the statute) and references to any section of any statute or regulation include any successor to such section.

Section 4.05. Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile or other electronic means) all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

Section 4.06. Entire Agreement. This Agreement and, to the extent referenced herein, the Merger Agreement, together with the several agreements and other documents and instruments referred to herein or therein or attached hereto or thereto, constitute the entire agreement among the parties and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and thereof.

Section 4.07. Governing Law; Consent To Jurisdiction; Waiver Of Jury Trial.

(a)    This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law principles.

(b)    Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal or state court of competent jurisdiction located in the State of Delaware (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 4.02.

(c)    EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 4.07(c).

Section 4.08. Amendment; Waiver. This Agreement may not be amended except by an instrument in writing signed by TCBI and the Stockholder. Each party may waive any right of such party hereunder by an instrument in writing signed by such party and delivered to the other parties, but such waiver shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Section 4.09. Remedies. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached. Accordingly, the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

Section 4.10. Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

Section 4.11. Delivery by Facsimile or Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

Section 4.12. Successors And Assigns; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations contained herein shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

Section 4.13. Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 4.14. Capacity as a Shareholder. This Agreement shall apply to the Stockholder solely in such Stockholder’s capacity as a shareholder of IBTX and shall not apply in any manner to the Stockholder or any family member of such Stockholder in any capacity as a director or officer of IBTX or its Subsidiaries or in any other capacity (and shall not limit or affect any actions taken by such Stockholder or any family member of such Stockholder in the capacity of director or officer of IBTX or its Subsidiaries, and no such action taken by such Stockholder or any family member of such Stockholder in the capacity of director or officer of IBTX or its Subsidiaries shall be deemed to constitute a breach of this Agreement).

[Remainder of this page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed (where applicable, by their respective officers or other authorized Person thereunto duly authorized) as of the date first written above.

TEXAS CAPITAL BANCSHARES, INC.

By:	/s/ Julie Anderson
	Name:	Julie Anderson
	Title:	Chief Financial Officer

[SIGNATURE PAGE TO VOTING AGREEMENT]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed (where applicable, by their respective officers or other authorized Person thereunto duly authorized) as of the date first written above.

/s/ Vincent J. Viola
Vincent J. Viola

[SIGNATURE PAGE TO VOTING AGREEMENT]

Annex C

FORM OF CERTIFICATE OF AMENDMENT TO

AMENDED AND RESTATED CERTIFICATE OF FORMATION

Pursuant to the provisions of Section 3.053 and Sections 21.054-21.055 of the Texas Business Organizations Code (the “TBOC”), Independent Bank Group, Inc., a for-profit corporation existing under the TBOC (the “Corporation”), hereby adopts the following Certificate of Amendment to its Amended and Restated Certificate of Formation.

ARTICLE 1

The name of the Corporation is Independent Bank Group, Inc. The Corporation is a for-profit corporation. The file number issued to the Corporation by the Secretary of State is 800125042. The date of formation of the Corporation is September 20, 2002.

ARTICLE 2

The Amended and Restated Certificate of Formation of the Corporation is hereby amended by this Certificate of Amendment to amend Article IV to increase the number of shares of capital stock authorized for issuance by the Corporation.

ARTICLE 3

Article IV(A) of the Corporation’s Amended and Restated Certificate of Formation is hereby amended and restated, in its entirety, to read as follows:

“A.  Authorized Shares. The aggregate number of shares of capital stock that the Corporation shall have the authority to issue is Two Hundred Twenty Million (220,000,000) shares, of which Two Hundred Million (200,000,000) shares shall be common stock, with a par value of $0.01 per share (the “Common Stock”), and Twenty Million (20,000,000) shares shall be Preferred Stock, with a par value of $0.01 per share (the “Preferred Stock”).”

ARTICLE 4

This amendment to the Amended and Restated Certificate of Formation has been approved in the manner required by the TBOC and by the governing documents of the Corporation.

[Signature Page Follows]

C-1

IN WITNESS WHEREOF, the Corporation has, subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument, caused this Certificate of Amendment to Certificate of Formation to be signed by a duly authorized officer as of this [●] day of [●].

INDEPENDENT BANK GROUP, INC.

By:
Name:
Title:

C-2

Annex D

December 8, 2019

The Board of Directors

Independent Bank Group, Inc.

7777 Henneman Way, Suite 600

McKinney, TX 75070

Members of the Board:

You have requested the opinion of Keefe, Bruyette & Woods, Inc. (“KBW” or “we”) as investment bankers as to the fairness, from a financial point of view, to Independent Bank Group, Inc. (“Independent”) of the Exchange Ratio (as defined below) in the proposed merger (the “Merger”) of Texas Capital Bancshares, Inc. (“Texas Capital”) with and into Independent, pursuant to the Agreement and Plan of Merger (the “Agreement”) to be entered into by and between Independent and Texas Capital. Pursuant to the Agreement and subject to the terms, conditions and limitations set forth therein, at the Effective Time (as defined in the Agreement), by virtue of the Merger and without any action on the part of Independent, Texas Capital or the holder of any securities of Independent or Texas Capital, each share of common stock, $0.01 par value per share, of Texas Capital (“Texas Capital Common Stock”) issued and outstanding immediately prior to the Effective Time, except for shares of Texas Capital Common Stock owned by Texas Capital or Independent (in each case other than shares of Texas Capital Common Stock (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties or (ii) held, directly or indirectly, by Texas Capital or Independent in respect of debts previously contracted), will be converted into the right to receive 1.0311 shares of common stock, $0.01 par value per share, of Independent (“Independent Common Stock”). The ratio of 1.0311 shares of Independent Common Stock for one share of Texas Capital Common Stock is referred to herein as the “Exchange Ratio.” The terms and conditions of the Merger are more fully set forth in the Agreement.

The Agreement further provides that, immediately following the Merger, Texas Capital Bank, National Association, a wholly-owned subsidiary of Texas Capital (“Texas Capital Bank”), will merge with and into Independent Bank, a wholly-owned subsidiary of Independent, pursuant to a separate agreement and plan of merger (such transaction, the “Bank Merger”).

KBW has acted as financial advisor to Independent and not as an advisor to or agent of any other person. As part of our investment banking business, we are continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises. Further to certain existing sales and trading relationships of (i) a KBW broker-dealer affiliate with Texas Capital and (ii) KBW and KBW broker-dealer affiliates with Independent, and otherwise in the ordinary course of KBW and its affiliates’ broker-dealer businesses, KBW and its affiliates may from time to time purchase securities from, and sell securities to, Independent and Texas Capital. In addition, as a market maker in securities, KBW and its affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of Independent or Texas Capital for its and their own respective accounts and for the accounts of its and their

D-1

The Board of Directors – Independent Bank Group, Inc.

December 8, 2019

respective customers and clients. We have acted exclusively for the board of directors of Independent (the “Board”) in rendering this opinion and will receive a fee from Independent for our services. A portion of our fee is payable upon the execution of the Agreement, and a significant portion is contingent upon the successful completion of the Merger. In addition, Independent has agreed to indemnify us for certain liabilities arising out of our engagement.

In addition to this present engagement, KBW has provided investment banking and financial advisory services to Independent and received compensation for such services. KBW acted as co-manager in Independent’s November 2017 registered offering of common stock. In the past two years, KBW has not provided investment banking and financial advisory services to Texas Capital. We may in the future provide investment banking and financial advisory services to Independent or Texas Capital and receive compensation for such services.

In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Independent and Texas Capital and bearing upon the Merger, including among other things, the following: (i) an execution version of the Agreement (the most recent version made available to us); (ii) the audited financial statements and the Annual Reports on Form 10-K for the three fiscal years ended December 31, 2018 of Independent; (iii) the unaudited quarterly financial statements and the Quarterly Reports on Form 10-Q for the quarters ended March 31, 2019, June 30, 2019 and September 30, 2019 of Independent; (iv) the audited financial statements and the Annual Reports on Form 10-K for the three fiscal years ended December 31, 2018 of Texas Capital; (v) the unaudited quarterly financial statements and the Quarterly Reports on Form 10-Q for the quarters ended March 31, 2019, June 30, 2019 and September 30, 2019 of Texas Capital; (vi) certain regulatory filings of Independent and Texas Capital and their respective subsidiaries, including the quarterly reports on Form FRY-9C and quarterly call reports filed with respect to each quarter during the three year period ended December 31, 2018 and the quarters ended March 31, 2019, June 30, 2019 and September 30, 2019; (vii) certain other interim reports and other communications of Independent and Texas Capital to their respective shareholders or stockholders; and (viii) other financial information concerning the respective businesses and operations of Independent and Texas Capital furnished to us by Independent and Texas Capital or which we were otherwise directed to use for purposes of our analysis. Our consideration of financial information and other factors that we deemed appropriate under the circumstances or relevant to our analyses included, among others, the following: (i) the historical and current financial position and results of operations of Independent and Texas Capital; (ii) the assets and liabilities of Independent and Texas Capital; (iii) a comparison of certain financial and stock market information of Independent and Texas Capital with similar information for certain other companies, the securities of which are publicly traded; (iv) financial and operating forecasts and projections of Texas Capital that were prepared by Texas Capital management, provided to and discussed with us by such management, and used and relied upon by us based on such discussions, at the direction of Independent management and with the consent of the Board; (v) financial and operating forecasts and projections of Independent that were prepared by Independent management, provided to and discussed with us by such management, and used and relied upon by us at the direction of such management and with the consent of the Board; and (vi) estimates regarding certain pro forma financial effects of the Merger on Independent (including without limitation the cost savings and related expenses expected to result or be derived from the Merger) that were prepared by Independent management, provided to and discussed with us by such management, and used and relied upon by us at the direction of such management and with the consent of the Board. We have also performed such other studies and analyses as we considered appropriate and have taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. We have also participated in discussions that were held by the managements of Independent and Texas Capital regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry.

Keefe, Bruyette & Woods, A Stifel Company	D-2

The Board of Directors – Independent Bank Group, Inc.

December 8, 2019

In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information provided to us or that was publicly available and we have not independently verified the accuracy or completeness of any such information or assumed any responsibility or liability for such verification, accuracy or completeness. We have relied, with the consent of Independent, upon the management of Texas Capital as to the reasonableness and achievability of the financial and operating forecasts and projections of Texas Capital as referred to above (and the assumptions and bases therefor), and we have assumed that such forecasts and projections have been reasonably prepared and represent the best currently available estimates and judgments of such management and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such management. We have further relied upon Independent management as to the reasonableness and achievability of the financial and operating forecasts and projections of Independent, as well as the estimates regarding certain pro forma financial effects of the Merger on Independent (including, without limitation, the cost savings and related expenses expected to result or be derived from the Merger), all as referred to above (and the assumptions and bases for all such information), and we have assumed that such forecasts, projections and estimates have been reasonably prepared and represent the best currently available estimates and judgments of Independent management and that such forecasts, projections and estimates will be realized in the amounts and in the time periods currently estimated by such management.

It is understood that the forecasts, projections and estimates of Independent and Texas Capital that were provided to and discussed with us were not prepared with the expectation of public disclosure and that all such forecasts, projections and estimates are based on numerous variables and assumptions that are inherently uncertain (including, without limitation, factors related to general economic and competitive conditions) and, accordingly, actual results could vary significantly from those set forth in such information. We have assumed, based on discussions with the respective managements of Independent and Texas Capital and with the consent of the Board, that all such information provides a reasonable basis upon which we can form our opinion and we express no view as to any such information or the assumptions or bases therefor. We have relied on all such information without independent verification or analysis and do not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

We also have assumed that there have been no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Independent or Texas Capital since the date of the last financial statements of each such entity that were made available to us and that we were directed to use. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, without independent verification and with your consent, that the aggregate allowances for loan and lease losses for each of Independent and Texas Capital are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of Independent or Texas Capital, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor have we examined any individual loan or credit files, nor did we evaluate the solvency, financial capability or fair value of Independent or Texas Capital under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, we assume no responsibility or liability for their accuracy.

We have assumed, in all respects material to our analyses, the following: (i) that the Merger and any related transactions (including the Bank Merger) will be completed substantially in accordance with the terms set forth in the Agreement (the final terms of which we have assumed will not differ in any respect material to our analyses from the version reviewed by us and referred to above) with no adjustments to the Exchange Ratio and

Keefe, Bruyette & Woods, A Stifel Company	D-3

The Board of Directors – Independent Bank Group, Inc.

December 8, 2019

with no other consideration or payments in respect of the Texas Capital Common Stock; (ii) that the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct; (iii) that each party to the Agreement or any of the related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (iv) that there are no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the Merger or any related transaction and that all conditions to the completion of the Merger and any related transaction will be satisfied without any waivers or modifications to the Agreement or any of the related documents; and (v) that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Merger and any related transactions, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of Independent, Texas Capital or the pro forma entity or the contemplated benefits of the Merger, including without limitation the cost savings and related expenses expected to result or be derived from the Merger. We have assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have further been advised by representatives of Independent that Independent has relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to Independent, Texas Capital, the Merger and any related transaction (including the Bank Merger), and the Agreement. KBW has not provided advice with respect to any such matters.

This opinion addresses only the fairness, from a financial point of view, as of the date hereof, of the Exchange Ratio in the Merger to Independent. We express no view or opinion as to any other terms or aspects of the Merger or any term or aspect of any related transaction (including the Bank Merger), including without limitation, the form or structure of the Merger or any such related transaction, the treatment of outstanding preferred stock and other securities of Texas Capital in the Merger, any consequences of the Merger to Independent, its shareholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, retention, consulting, voting, support, cooperation, shareholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Merger, any such related transaction, or otherwise. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. It is understood that subsequent developments may affect the conclusion reached in this opinion and that KBW does not have an obligation to update, revise or reaffirm this opinion. Our opinion does not address, and we express no view or opinion with respect to, (i) the underlying business decision of Independent to engage in the Merger or enter into the Agreement, (ii) the relative merits of the Merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by Independent or the Board, (iii) any business, operational or other plans with respect to Texas Capital or the pro forma entity that may be currently contemplated by Independent or the Board or that may be implemented by Independent or the Board subsequent to the closing of the Merger, (iv) the fairness of the amount or nature of any compensation to any of Independent’s officers, directors or employees, or any class of such persons, relative to any compensation to the holders of Independent Common Stock or relative to the Exchange Ratio, (v) the effect of the Merger or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of Independent, Texas Capital or any other party to any transaction contemplated by the Agreement, (vi) the actual value of Independent Common Stock to be issued in connection with the Merger, (vii) the prices, trading range or volume at which Independent Common Stock or Texas Capital Common Stock will trade following the public announcement of the Merger or the prices, trading range or volume at which Independent Common Stock will trade following the consummation of the Merger, (viii) any advice or opinions provided by any other advisor to any of the parties to the Merger or any other transaction contemplated by the Agreement, or (ix) any legal, regulatory, accounting, tax or similar matters

Keefe, Bruyette & Woods, A Stifel Company	D-4

The Board of Directors – Independent Bank Group, Inc.

December 8, 2019

relating to Independent, Texas Capital, any of their respective shareholders or stockholders, or relating to or arising out of or as a consequence of the Merger or any other related transaction, including whether or not the Merger will qualify as a tax-free reorganization for United States federal income tax purposes.

This opinion is for the information of, and is directed to, the Board (in its capacity as such) in connection with its consideration of the financial terms of the Merger. This opinion does not constitute a recommendation to the Board as to how it should vote on the Merger or to any holder of Independent Common Stock or any shareholder or stockholder of any other entity as to how to vote in connection with the Merger or any other matter, nor does it constitute a recommendation as to whether or not any such shareholder or stockholder should enter into a voting, shareholders’, affiliates’ or other agreement with respect to the Merger or exercise any dissenters’ or appraisal rights that may be available to such shareholder.

This opinion has been reviewed and approved by our Fairness Opinion Committee in conformity with our policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio in the Merger is fair, from a financial point of view, to Independent.

Very truly yours,

Keefe, Bruyette & Woods, Inc.

Keefe, Bruyette & Woods, A Stifel Company	D-5

Annex E

December 8, 2019

Board of Directors

Independent Bank Group, Inc.

7777 Henneman Way, Suite 600

McKinney, TX 75070

Ladies and Gentlemen:

Independent Bank Group, Inc. (“IBG”) and Texas Capital Bancshares, Inc. (“TCB”) are proposing to enter into an Agreement and Plan of Merger (the “Agreement”) pursuant to which TCB shall merge with and into IBG with IBG being the surviving corporation (the “Merger”). As set forth in the Agreement, at the Effective Time, each share of TCB common stock, $0.01 par value per share (“TCB Common Stock”), issued and outstanding immediately prior to the Effective Time, except for certain shares of TCB Common Stock as specified in the Agreement, will be converted into the right to receive 1.0311 shares (the “Exchange Ratio”) of common stock, par value $0.01 per share, of IBG (“IBG Common Stock”). Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Exchange Ratio to IBG.

Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”, “we” or “our”), as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed and considered, among other things: (i) an execution version of the Agreement; (ii) certain publicly available financial statements and other historical financial information of IBG and its banking subsidiaries that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of TCB and its banking subsidiaries that we deemed relevant; (iv) publicly available consensus analyst estimates for IBG for the quarter ending December 31, 2019 and for the years ending December 31, 2020 and December 31, 2021; (v) certain internal financial projections for IBG for the years ending December 31, 2019 through December 31, 2022 as well as long-term annual estimated assets and earnings growth rates for the years ending December 31, 2023, December 31, 2024 and December 31, 2025, as provided by the senior management of IBG; (vi) publicly available consensus analyst estimates for TCB for the quarter ending December 31, 2019 and for the years ending December 31, 2020 and December 31, 2021; (vii) certain internal financial projections for TCB for the years ending December 31, 2019 through December 31, 2025, as provided by the senior management of TCB; (viii) the pro forma financial impact of the Merger on IBG based on certain assumptions relating to transaction expenses, purchase accounting adjustments and cost savings, as provided by the senior management of IBG; (ix) the relative contribution of assets, equity and earnings of IBG and TCB to the combined entity; (x) the publicly reported historical price and trading activity for IBG Common Stock and TCB Common Stock, including a comparison of certain stock trading information for IBG Common Stock and TCB Common Stock and certain stock indices, as well as similar publicly available information for certain other companies, the securities of which are publicly traded; (xi) a comparison of certain financial and market information for IBG and TCB with similar financial institutions for which information is publicly available; (xii) a comparison of certain financial and market information for IBG and TCB with financial institutions similar to the estimated pro forma company following the Merger, to the extent publicly available; (xiii) the current market environment generally and the banking environment in particular; and (ivx) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of the senior management of IBG and its representatives the business, financial condition, results of operations and prospects of IBG as well as the business, financial condition, results of operations and prospects of TCB.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by IBG, TCB or their respective representatives, or that was otherwise reviewed by us and we have assumed such accuracy and completeness for purposes of rendering this opinion without any independent verification or investigation. We have further relied on the assurances of the senior management of IBG that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading in any material respect. We have not been asked to undertake, and have not undertaken, an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of IBG or TCB. We render no opinion or evaluation on the collectability of any assets or the future performance of any loans of IBG or TCB. We did not make an independent evaluation of the adequacy of the allowance for loan losses of IBG or TCB, or the combined entity after the Merger, and we have not reviewed any individual credit files relating to IBG or TCB. We have assumed, with your consent, that the respective allowances for loan losses for both IBG and TCB are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Sandler O’Neill used certain internal financial projections for IBG for the years ending December 31, 2019 through December 31, 2022 as well as long-term annual estimated assets and earnings growth rates for the years ending December 31, 2023, December 31, 2024 and December 31, 2025, as provided by the senior management of IBG. In addition, Sandler O’Neill used certain internal financial projections for TCB for the years ending December 31, 2019 through December 31, 2025, as provided by the senior management of TCB. Sandler O’Neill also received and used in its pro forma analyses certain assumptions relating to transaction expenses, purchase accounting adjustments and cost savings, as provided by the senior management of IBG. With respect to the foregoing information, the senior management of IBG confirmed to us that such information reflected the best currently available projections and estimates of the senior management of IBG as to the future financial performance of IBG and TCB, respectively, and we assumed that the financial results reflected in such information would be achieved. We express no opinion as to such projections or estimates, or the assumptions on which they are based. We have also assumed that there has been no material change in IBG’s or TCB’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analyses that IBG and TCB will remain as going concerns for all periods relevant to our analyses.

We have also assumed, with your consent and to the extent material to our analyses, that (i) each of the parties to the Agreement will comply in all material respects with all material terms and conditions of the Agreement and all related agreements required to effect the Merger, that all of the representations and warranties contained in such agreements are true and correct in all material respects, that each of the parties to such agreements will perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements are not and will not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect that would be material to our analyses of IBG, TCB or the Merger, or any related transactions, and (iii) the Merger and any related transactions will be consummated in accordance with the terms of the Agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. We express no opinion as to any legal, accounting or tax matters relating to the Merger and the other transactions contemplated by the Agreement.

Our opinion is necessarily based on financial, regulatory, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof.

We will receive a fee for rendering this opinion. IBG has also agreed to indemnify us against certain claims and liabilities arising out of our engagement and to reimburse us for certain of our out-of-pocket expenses incurred in connection with our engagement. Sandler O’Neill has provided certain other investment banking services to IBG in the two years preceding the date hereof. In summary, Sandler O’Neill acted as co-manager in connection with IBG’s follow-on offering of common stock, which transaction occurred in November 2017. In addition, Sandler O’Neill Mortgage Finance L.P., an affiliate of Sandler O’Neill, acted as introducing broker to IBG in connection with IBG’s sale of certain loans, which transactions occurred in the summer of 2019. Except for the foregoing, Sandler O’Neill has not provided any other investment banking services to IBG in the two years preceding the date of this opinion. Sandler O’Neill did not provide any investment banking services to TCB in the two years preceding the date of this opinion. In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to IBG, TCB and their respective affiliates. We may also actively trade the equity and debt securities of IBG, TCB and their respective affiliates for our own account and for the accounts of our customers.

Our opinion is directed to the Board of Directors of IBG in connection with its consideration of the Agreement and Merger and does not constitute a recommendation to any shareholder of IBG as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the adoption of the Agreement and approval of the Merger. Our opinion is directed only as to the fairness, from a financial point of view, of the Exchange Ratio to IBG and does not address the underlying business decision of IBG to engage in the Merger, the form or structure of the Merger or any other transactions contemplated in the Agreement, the relative merits of the Merger as compared to any other alternative transactions or business strategies that might exist for IBG or the effect of any other transaction in which IBG might engage. We also do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by any IBG or TCB officer, director or employee, or class of such persons, if any, relative to the amount of compensation to be received by any other shareholder. This opinion has been approved by Sandler O’Neill’s fairness opinion committee. This opinion may not be reproduced without Sandler O’Neill’s prior written consent; provided, however, Sandler O’Neill will provide its consent for the opinion to be included in any regulatory filings, including the Joint Proxy Statement and the Form S-4, to be filed with the SEC and mailed to stockholders in connection with the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair to IBG from a financial point of view.

Very truly yours,

Annex F

Opinion of Jefferies LLC

December 8, 2019

The Board of Directors

Texas Capital Bancshares, Inc.

2000 McKinney Avenue, Suite 700

Dallas, Texas 75201

The Board of Directors:

We understand that Texas Capital Bancshares, Inc., a Delaware corporation (“TCBI”), and Independent Bank Group, Inc., a Texas corporation (“IBTX”), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, among other things, (i) TCBI will be merged with and into IBTX (the “Merger”) and (ii) each outstanding share of the common stock, par value $0.01 per share, of TCBI (“TCBI Common Stock”) will be converted in the Merger into the right to receive 1.0311 (the “Exchange Ratio”) shares of the common stock, par value $0.01 per share, of IBTX (“IBTX Common Stock”). We also understand that, in connection with and immediately following the Merger, Texas Capital Bank, National Association, a federally-chartered national association and wholly-owned subsidiary of TCBI, will merge with and into Independent Bank, a Texas-chartered state bank and wholly-owned subsidiary of IBTX (such bank subsidiary merger, together with the Merger, the “Transaction”). The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Exchange Ratio provided for pursuant to the Merger Agreement is fair, from a financial point of view, to holders of TCBI Common Stock (other than, as applicable, IBTX and its affiliates).

In arriving at our opinion, we have, among other things:

(i)	reviewed an execution version, provided to us on December 7, 2019, of the Merger Agreement;

(ii)	reviewed certain publicly available financial and other information regarding TCBI and IBTX;

(iii)

reviewed certain information furnished by the respective managements of TCBI and IBTX relating to the businesses, operations and prospects of TCBI and IBTX, including certain financial forecasts and estimates relating to TCBI and IBTX provided to or discussed with us by the managements of TCBI and IBTX, respectively;

(iv)	reviewed certain estimates as to potential cost savings expected by the managements of TCBI and IBTX to result from the Transaction (collectively, the “Synergies”);

(v)

held discussions with members of the senior managements of TCBI and IBTX regarding the businesses, operations and prospects of TCBI and IBTX and the other matters described in clauses (ii) through (iv) above;

(vi)

reviewed the stock trading price history and implied trading multiples for TCBI and IBTX and compared them with those of certain publicly traded companies that we deemed relevant in evaluating TCBI and IBTX;

(vii)

considered certain potential pro forma financial effects of the Transaction on TCBI and IBTX utilizing the financial forecasts and estimates relating to TCBI and IBTX and the potential Synergies referred to above; and

(viii)	conducted such other financial studies, analyses and investigations as we deemed appropriate.

The Board of Directors

Texas Capital Bancshares, Inc.

December 8, 2019

In our review and analysis and in rendering this opinion, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by TCBI and IBTX or that was publicly available to us (including, without limitation, the information described above) or otherwise reviewed by us. We have relied on assurances of the managements and other representatives of TCBI and IBTX that they are not aware of any facts or circumstances that would make such information incomplete, inaccurate or misleading. In our review, we have not made or obtained an independent evaluation or appraisal of any of the assets (or related collateral) or liabilities (contingent, accrued, derivative, off-balance sheet or otherwise), nor have we conducted a physical inspection of any of the properties or facilities, of TCBI, IBTX or any other entity and we assume no responsibility to obtain or conduct any such evaluations, appraisals or physical inspections. We are not experts in the evaluation of deposit accounts or loan or securities portfolios, including with respect to interest rate or credit marks or allowances for losses, and we assume no responsibility for conducting a review of individual credit files or loan or securities portfolios. We express no opinion or view as to the adequacy or sufficiency of allowances for losses or other matters with respect thereto and we have assumed that each of TCBI and IBTX has, and the pro forma combined company will have, appropriate reserves to cover any such losses. We have not evaluated the solvency or fair value of TCBI, IBTX or any other entity under any laws relating to bankruptcy, insolvency or similar matters. Our analyses and opinion also do not consider any actual or potential arbitration, litigation, claims or possible unasserted claims, investigations or other proceedings to which TCBI, IBTX or any of their respective affiliates are or in the future may be a party or subject.

With respect to the financial forecasts and estimates provided to and reviewed by us, we note that projecting future results of any company is inherently subject to uncertainty. However, we have been advised, and we have assumed, that the financial forecasts and estimates relating to TCBI and IBTX and potential Synergies that we have been directed to utilize for purposes of our analyses and opinion have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the managements of TCBI and IBTX, as the case may be, as to, and we have assumed that they are an appropriate basis upon which to evaluate, the future financial performance of TCBI and IBTX, the potential Synergies and other potential pro forma financial effects of the Transaction and the other matters covered thereby. We express no opinion as to any financial forecasts or estimates or the assumptions on which they are based. We have assumed that the financial results reflected in such financial forecasts and estimates, including with respect to potential Synergies, will be realized in the amounts and at the times projected.

We have relied upon the assessments of the managements of TCBI and IBTX as to, among other things, (i) the potential impact on TCBI and IBTX of market, competitive, macroeconomic and other conditions, trends and developments in and prospects for, and governmental, regulatory and legislative matters relating to or affecting, the financial services and banking industries and the geographic regions in which TCBI and IBTX operate, including the views of such managements regarding prevailing and future interest rates and capital requirements, (ii) matters relating to TCBI’s and IBTX’s respective loan and securities portfolios and existing and future agreements and other arrangements involving, and ability to attract, retain and/or replace, key employees, customers, vendors, third-party service providers and other commercial relationships, (iii) matters relating to TCBI’s deposit initiatives, including the likelihood and timing thereof and related expenditures, (iv) matters relating to prior acquisitions of IBTX, including financial aspects involved, ongoing obligations, if any, and integration and other financial effects, and (v) the ability to integrate the businesses of TCBI and IBTX. We have assumed that there will not be any developments with respect to any such matters that would have an adverse effect on TCBI, IBTX or the Transaction (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to our analyses or opinion and that any structural or other change in effecting, or restructuring of, the Transaction as permitted under the Merger Agreement would not impact such analyses or opinion.

The Board of Directors

Texas Capital Bancshares, Inc.

December 8, 2019

Our opinion is based on economic, monetary, regulatory, market and other conditions existing, and which can be evaluated, as of the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof. As you are aware, the credit, financial and stock markets, the industries in which TCBI and IBTX operate and the securities of TCBI and IBTX have experienced and may continue to experience volatility and we express no view or opinion as to any potential effects of such volatility on TCBI, IBTX or the Transaction (including the contemplated benefits thereof).

We have made no independent investigation of, and we express no view or opinion as to, any legal, regulatory, accounting or tax matters affecting or relating to TCBI, IBTX or the Transaction and we have assumed the correctness in all respects meaningful to our analyses and opinion of all legal, regulatory, accounting and tax advice given to TCBI and/or the Board of Directors of TCBI (the “Board”), including, without limitation, with respect to changes in, or the impact of, accounting standards or tax and other laws, regulations and governmental and legislative policies affecting TCBI, IBTX or the Transaction (including the contemplated benefits thereof) and legal, regulatory, accounting and tax consequences to TCBI, IBTX or their respective securityholders of the terms of, and transactions contemplated by, the Merger Agreement and related documents. We have assumed that the Transaction will be consummated in accordance with its terms without waiver, modification or amendment of any material term, condition or agreement and in compliance with all applicable laws, documents and other requirements and that, in the course of obtaining the necessary governmental, regulatory or third-party approvals, consents, waivers and releases for the Transaction, including with respect to any divestitures or other requirements, no delay, limitation, restriction or condition will be imposed or occur that would have an adverse effect on TCBI, IBTX or the Transaction (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to our analyses or opinion. We also have assumed, with your consent, that the Transaction will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, for U.S. federal income tax purposes and will otherwise qualify for the intended tax treatment contemplated by the Merger Agreement. We further have assumed that the final Merger Agreement, when signed by the parties thereto, will not differ from the execution version reviewed by us in any respect meaningful to our analyses or opinion.

In connection with our engagement, we were not requested to, and we did not, solicit third-party indications of interest in the acquisition of all or a part of TCBI or any alternative transaction. Our opinion does not address the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to TCBI, nor does it address the underlying business decision by TCBI to engage in the Transaction or the terms of the Merger Agreement or the documents referred to therein, including the form or structure (or any alternative structure or restructuring) of the Transaction or any term, aspect or implication of any voting agreement, governance arrangements or any other agreements, arrangements or understandings entered into in connection with, or contemplated by or resulting from, the Transaction or otherwise. Our opinion is limited to the fairness, from a financial point of view, of the Exchange Ratio to holders of TCBI Common Stock (to the extent expressly specified herein) without regard to individual circumstances of specific holders (whether by virtue of control, voting or consent, liquidity, contractual arrangements or otherwise) which may distinguish such holders or the securities of TCBI held by such holders, and our opinion does not in any way address proportionate allocation or relative fairness. In addition, we have not been asked to, and our opinion does not, address the fairness, financial or otherwise, of any consideration to the holders of any class of securities, creditors or other constituencies of TCBI, IBTX or any other party. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation or other consideration payable to or to be received by any officers, directors or employees, or any class of such persons, in connection with the Transaction relative to the Exchange Ratio or otherwise. We also express no view or opinion as to the actual value of IBTX Common Stock when issued in connection with the

The Board of Directors

Texas Capital Bancshares, Inc.

December 8, 2019

Transaction or the prices at which shares of TCBI Common Stock, IBTX Common Stock or any other securities may trade or otherwise be transferable at any time, including following the announcement or consummation of the Transaction. The issuance of our opinion has been authorized by the Fairness Committee of Jefferies LLC.

It is understood that our opinion is for the use and benefit of the Board (in its capacity as such) in its evaluation of the Exchange Ratio from a financial point of view. Our opinion does not constitute a recommendation as to how the Board or any securityholder should vote or act with respect to the Transaction or any other matter.

We have been engaged to act as a financial advisor to TCBI in connection with the Transaction and will receive a fee for our services, of which a portion is payable upon delivery of this opinion and the principal portion is contingent upon consummation of the Transaction. In addition, TCBI has agreed to reimburse us for expenses incurred in connection with our engagement and to indemnify us against liabilities arising out of or in connection with the services rendered and to be rendered by us under such engagement.

As you are aware, although we and our affiliates have not provided financial advisory or financing services to TCBI unrelated to the Transaction or to IBTX during the past two years for which we and our affiliates received compensation, we and our affiliates may in the future provide such services to TCBI, IBTX and/or their respective affiliates, for which services we and our affiliates would expect to receive compensation. In the ordinary course of business, we and our affiliates may trade or hold securities or financial instruments (including loans and other obligations) of TCBI, IBTX and/or their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions or otherwise effect transactions in those securities or financial instruments.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Exchange Ratio provided for pursuant to the Merger Agreement is fair, from a financial point of view, to holders of TCBI Common Stock (other than, as applicable, IBTX and its affiliates).

Very truly yours,

/s/ Jefferies LLC

JEFFERIES LLC

Annex G

PERSONAL AND CONFIDENTIAL

December 9, 2019

Board of Directors

Texas Capital Bancshares, Inc.

2000 McKinney Avenue

Suite 700

Dallas, TX 75201

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Independent Bank Group, Inc. (“IBTX”) and its affiliates) of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Texas Capital Bancshares, Inc. (the “Company”) of the exchange ratio of 1.0311 shares of common stock, par value $0.01 per share (the “IBTX Common Stock”), of IBTX to be paid for each Share (the “Exchange Ratio”) pursuant to the Agreement and Plan of Merger, dated as of December 9, 2019 (the “Agreement”), by and between IBTX and the Company.

Goldman Sachs & Co. LLC and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs & Co. LLC and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, IBTX, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We may also in the future provide financial advisory and/or underwriting services to the Company, IBTX, and their respective affiliates for which our Investment Banking Division may receive compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company and IBTX for the five years ended December 31, 2018; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and IBTX; certain other communications from the Company and IBTX to their respective stockholders; certain publicly available research analyst reports for the Company and IBTX; certain internal financial analyses and forecasts for IBTX on a stand-alone basis prepared by its management; and certain internal financial analyses and forecasts for the Company on a stand-alone basis and certain financial analyses and forecasts for IBTX on a stand-alone basis and on a pro-forma basis giving effect to the Transaction, in each case, as prepared by the management of the Company and approved for our use by the Company (the “Forecasts”), including certain operating synergies projected by the management of the Company to result from the Transaction, as approved for our use by the Company (the “Synergies”). We have also held discussions with members of the senior managements of the Company and IBTX regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of the Company and IBTX; reviewed the reported price and trading activity for the Shares and shares of IBTX Common Stock;

Board of Directors

Texas Capital Bancshares, Inc.

December 9, 2019

compared certain financial and stock market information for the Company and IBTX with similar information for certain other companies the securities of which are publicly traded; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts, including the Synergies, have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not reviewed individual credit files nor have we made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or IBTX or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and, accordingly, we have assumed that such allowances for the Company or IBTX are in the aggregate adequate to cover such losses. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or IBTX or on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. We were not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, the Company or any other alternative transaction. This opinion addresses only the fairness from a financial point of view to the holders (other than IBTX and its affiliates) of Shares, as of the date hereof, of the Exchange Ratio pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the Exchange Ratio pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which shares of IBTX Common Stock will trade at any time or as to the impact of the Transaction on the solvency or viability of the Company or IBTX or the ability of the Company or IBTX to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to such Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman Sachs & Co. LLC.

Board of Directors

Texas Capital Bancshares, Inc.

December 9, 2019

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio pursuant to the Agreement is fair from a financial point of view to the holders (other than IBTX and its affiliates) of Shares.

Very truly yours,

/s/ Goldman Sachs & Co. LLC
(GOLDMAN SACHS & CO. LLC)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

Article VI of IBTX’s Amended and Restated Certificate of Formation, as amended, and Article VI of IBTX’s Fourth Amended and Restated Bylaws provide that IBTX shall indemnify any person made a party to or involved in any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative, arbitrative or investigative) by reason of the fact that such person is or was a director or officer of IBTX or while a director or officer of IBTX is or was serving at the request of IBTX as a director or officer of another foreign or domestic corporation, partnership, limited liability company, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise (whether such action, suit or proceeding is based in whole or in part on the sole or contributory gross or ordinary negligence of such person or otherwise).

Article VII of IBTX’s Amended and Restated Certificate of Formation, as amended, provides that a director of IBTX shall not be personally liable to IBTX or its shareholders for monetary damages for an act or omission in the director’s capacity as a director, subject to certain limitations.

In Article VI of IBTX’s Amended and Restated Certificate of Formation, as amended, and Article VI of IBTX’s Fourth Amended and Restated Bylaws, IBTX makes mandatory for directors and officers the indemnification provided for under the Texas Business Organizations Code (“TBOC”), which provides that, subject to certain limitations, a corporation may indemnify a governing person, former governing person, or delegate who was, is, or is threatened to be made a respondent in a proceeding to the extent permitted by Section 8.102 of the TBOC if it is determined in accordance with Section 8.103 of the TBOC that:

(1) the person:

(A) acted in good faith;

(B) reasonably believed:

(i) in the case of conduct in the person’s official capacity, that the person’s conduct was in the corporation’s best interests; and

(ii) in any other case, that the person’s conduct was not opposed to the corporation’s best interests; and

(C) in the case of a criminal proceeding, did not have a reasonable cause to believe the person’s conduct was unlawful.

(2) with respect to expenses, the amount of expenses other than a judgment is reasonable; and

(3) indemnification should be paid.

IBTX has entered into indemnification agreements with the members of its board of directors (each an “indemnitee”). Each indemnification agreement requires IBTX to indemnify each indemnitee to the fullest extent permitted by the TBOC and any successor statute thereto when such successor statute becomes applicable to IBTX. IBTX will also, among other things, make the indemnitee whole for costs in any action to establish the indemnitee’s right to indemnification, whether or not wholly successful.

IBTX also maintains directors’ and officers’ liability insurance.

The Amended and Restated Certificate of Formation, as amended, and Fourth Amended and Restated Bylaws of the Registrant were previously filed with the Securities and Exchange Commission and are incorporated by reference into the registration statement.

Item 21.	Exhibits and Financial Statement Schedules

(a) The following exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of December 9, 2019, by and between Texas Capital Bancshares, Inc. and Independent Bank Group, Inc. (attached as Annex A to the joint proxy statement/prospectus forming a part of this Registration Statement)

3.1	Amended and Restated Certificate of Formation of Independent Bank Group, Inc. (incorporated herein by reference to Exhibit 3.1 to Independent Bank Group, Inc.’s Registration Statement on Form S-1 filed with the SEC on February 27, 2013 (Registration No. 333-186912) (the “Form S-1 Registration Statement”))

3.2	Certificate of Amendment to Amended and Restated Certificate of Formation of Independent Bank Group, Inc. (incorporated herein by reference to Exhibit 3.3 to Amendment No. 2 to the Form S-1 Registration Statement filed with the SEC on April 1, 2013)

3.3	Certificate of Amendment to Amended and Restated Certificate of Formation of Independent Bank Group, Inc. (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K of Independent Bank Group, Inc., filed with the SEC on May 28, 2019)

3.4	Form of Certificate of Amendment to Amended and Restated Certificate of Formation of Independent Bank Group, Inc. (attached as Annex C to the joint proxy statement/prospectus forming a part of this Registration Statement)

3.5	Fourth Amended and Restated Bylaws of Independent Bank Group, Inc. (incorporated by reference to Exhibit 3.2 of the Current Report on Form 8-K of Independent Bank Group, Inc., filed with the SEC on May 28, 2019)

3.6	Form of Amendment to Bylaws of Independent Bank Group, Inc. (attached as Exhibit B to Annex A to the joint proxy statement/prospectus forming a part of this Registration Statement)

4.1	Form of Certificate Representing Shares of Independent Bank Group, Inc.’s Common Stock (incorporated by reference to Exhibit 4.1 to Amendment No. 1 to the Form S-1 Registration Statement, filed with the SEC on March 18, 2013)

4.2	Form of Statement of Designations of 6.50% Non-Cumulative Perpetual Preferred Stock, Series B of Independent Bank Group, Inc.*

4.3	Form of Certificate Representing Shares of Independent Bank Group, Inc.’s 6.50% Non-Cumulative Perpetual Preferred Stock, Series B*

5.1	Opinion of Mark Haynie, Executive Vice President and General Counsel of Independent Bank Group, Inc. as to validity of the securities being registered*

8.1	Opinion of Wachtell, Lipton, Rosen & Katz regarding certain U.S. income tax aspects of the merger*

8.2	Opinion of Sullivan & Cromwell LLP regarding certain U.S. income tax aspects of the merger*

23.1	Consent of RSM US LLP

23.2	Consent of Ernst & Young LLP

23.3	Consent of Crowe LLP

23.4	Consent of Mark Haynie (included as part of his opinion filed as Exhibit 5.1)*

Exhibit No.	Description

23.5	Consent of Wachtell, Lipton, Rosen & Katz (included as part of its opinion filed as Exhibit 8.1)*

23.6	Consent of Sullivan & Cromwell LLP (included as part of its opinion filed as Exhibit 8.2)*

24.1	Powers of Attorney of Directors and Officers of Independent Bank Group, Inc. (included on the signature page of this Registration Statement and incorporated herein by reference)

99.1	Form of Proxy of Independent Bank Group, Inc.*

99.2	Form of Proxy of Texas Capital Bancshares, Inc.*

99.3	Consent of Keefe, Bruyette & Woods, Inc.

99.4	Consent of Piper Sandler & Co.

99.5	Consent of Jefferies LLC

99.6	Consent of Goldman, Sachs & Co. LLC

99.7	Consent of Larry L. Helm

*	To be filed by amendment.

Item 22.	Undertakings

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities, in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and (iv) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(5) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(7) That every prospectus (i) that is filed pursuant to paragraph (5) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8) To respond to requests for information that is incorporated by reference into this prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one (1) business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; this includes information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request.

(9) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

(10) Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable. In the event a claim of indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in a successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of McKinney, State of Texas, on January 21, 2020.

INDEPENDENT BANK GROUP, INC.

By:	/s/ David R. Brooks
Name:	David R. Brooks
Title:	Chairman of the Board, President and Chief Executive Officer

BE IT KNOWN BY THESE PRESENT: Each of the undersigned directors and officers, has made, constituted, and appointed, and does hereby make, constitute, and appoint David R. Brooks, Daniel W. Brooks and Mark Haynie, and each of them, with full power of substitution, his or her true and lawful attorneys-in-fact, for him or her and in his or her name, place and stead to affix his or her signature as director or officer or both, as the case may be, of the registrant, to any and all registration statements and amendments thereto (including post-effective amendments) and to file the same, with all exhibits thereto, and other documents in connection therewith, relating to the registration under the Securities Act of 1933 of the shares of common stock, par value $0.01 per share, and preferred stock, par value $0.01 per share, of Independent Bank Group, Inc. issuable in connection with the merger of Independent Bank Group, Inc. and Texas Capital Bancshares, Inc., and to file with the Securities and Exchange Commission, granting unto such attorney-in-fact full power and authority to do and perform every act and thing whatsoever necessary to be done in the premises, as fully as he or she might or could do if personally present, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on January 21, 2020.

Signature	Title

/s/ David R. Brooks (David R. Brooks)	Chairman of the Board, President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ Michelle S. Hickox (Michelle S. Hickox)	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

/s/ Daniel W. Brooks (Daniel W. Brooks)	Vice Chairman, Chief Risk Officer and Director

/s/ William E. Fair (William E. Fair)	Director

/s/ Alicia K. Harrison (Alicia K. Harrison)	Director

/s/ Craig E. Holmes (Craig E. Holmes)	Director

Signature	Title

/s/ J. Webb Jennings III (J. Webb Jennings III)	Director

/s/ Tom C. Nichols (Tom C. Nichols)	Director

/s/ Donald L. Poarch (Donald L. Poarch)	Director

/s/ G. Stacy Smith (G. Stacy Smith)	Director

/s/ Michael T. Viola (Michael T. Viola)	Director